10/16


06017679

82- SUBMISSIONS FACING SHEET


llow-Up
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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Koninklijke Numico NV

*CURRENT ADDRESS P.O. Box 75538
1118 ZN Schiphol Airport
The Netherlands

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5015 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: OBS

DAT : 10/19/06

Numico: A Growing Company

Numico is a high-growth, high-margin specialised nutrition company, and the fastest-growing international food company. We have leading market positions worldwide in baby food for the age range 0-3 years, and in food for people with a medical condition who require specialised nutrition. Our consumer strongholds in baby food are Western and Eastern Europe, the Middle East and Asia-Pacific. In enteral clinical nutrition we are the market leader in nearly every European country, and also in high-growth markets such as Brazil and China.

Numico: A Responsible Company

Numico's business is specialised nutrition that sustains life for the very young, the old and the vulnerable. In everything we do, our first priority is the safety of our products and the care and protection of the consumers who depend on them. We see that the growth of our business brings many benefits to us and to our consumers, but we also understand the complexity of cause and effect in our supply chain. To ensure the health and sustainability of our growth, we have a duty to monitor and measure the effect of our operations in the world and in the community.

Responsibilities of Growth page 6
Challenges of Growth page 8
Benefits of Growth page 10

2005 financial performance

Net sales
€ 1,988m

Operating result
€ 360m

Return on sales
19.0%

Employees
10,516

Net sales by division € million

66.1%
33.9%

	2005	2004	2003
Baby Food	**1,314**	1,115	1,058
Clinical Nutrition	**674**	602	542
Discontinued businesses	**-**	5	1,551
Total	**1,988**	**1,722**	**3,151**

Net sales by region € million

66.2%
16.2%
13.3%
4.3%

	2005	2004	2003
Western Europe	**1,317**	1,160	1,151
Eastern Europe	**323**	257	223
Asia-Pacific	**265**	228	238
Rest of the world	**83**	77	1,539
Total	**1,988**	**1,722**	**3,151**

Baby food

Sales growth

05 11.2%
8.4%
5.6%

Return on sales[1]

05 18.1%
18.8%
18.2%

Sales by category

Milks 69.1%
Cereals 11.9%
Food 15.5%
Other 3.5%

Clinical nutrition

Sales growth

05 12.3%
11.9%
10.0%

Return on sales[1]

05 27.4%
27.9%
29.3%

Sales by category

Tube feeding 38.2%
Sip feeding 32.4%
Metabolics/allergy 29.4%

For our company profile, see page 35. Financial figures on this page and on pages 38-41 are taken from Numico's Annual Report 2005. Please consult the Annual Report, available on our corporate website www.numico.com for more details.

[1] Excluding exceptional items and on a comparable basis.

2005 sustainability milestones

March 2005
MeyerMonitor alignment and engagement survey for management

May 2005
First Numico survey of supplier relationships and satisfaction

August 2005
New Governance Committee formed by the Supervisory Board

August 2005
Supervisory Board and Executive Board approve new Code of Conduct and Suppliers Code of Conduct

October 2005
Publication of Numico's first Sustainability Report

2005 sustainability performance

Food Safety: product recalls
industry recalls and Numico recalls



Industry
Numico
number
35
30
25
20
15
10
5
0
33
5
13
1
8
2
05
04
03

We aim to reduce the number of product recalls and alerts through ever higher standards of food safety and product integrity. **See page 49.**

Supply chain: quality audits
monthly audits conducted with suppliers



monthly average
60
50
40
30
20
10
0
47.5
48.3
40.8
05
04
03

We aim for stricter compliance with our own high quality and ethical standards across the supply chain. **See page 47.**

Workplace: accidents and injuries
lost time injuries per 200,000 hours worked



number
3
2
1
0
1.34
1.22
1.15
05
04
03

We aim to reduce the number and the severity of accidents sustained by our employees in the workplace. **See page 51.**

Consumers: customer complaints
monthly complaints (per million units sold)



monthly 2005
80
60
40
20
0
26.1
31.7
23.1
24.3
23.3
20.8
21.1
22.8
28.2
60.1
31.0
24.4
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

We aim to reduce the number of product complaints by improving satisfaction with our products and our marketing. **See page 49.**

Environment: energy impact
tonne CO_2 emissions per tonne of production



ratio
1.00
0.80
0.60
0.40
0.20
0
0.78
0.82
0.92
05
04
03

We aim to progressively reduce the environmental impact of our operations. **See page 45.**

Workforce: alignment and engagement
aspiration gap between 'ideal' organisation and 'actual' organisation



MeyerMonitor rating survey
35
30
25
20
15
10
5
0
13
16
31
05
04
03

(Perfect score=0). We aim for ever high levels of engagement and alignment in our management and our workforce. **See page 51.**

MESSAGE FROM THE CEO



To our stakeholders

Two years ago, Numico committed to a more systematic and active approach to sustainability – and to clear communication of our objectives and accomplishments in these endeavours.

In our first Report, published last year, we set a clear strategy for managing our success sustainably, for the triple bottom line of People, Profit and Planet. This Sustainability Report provides a balanced assessment of Numico's economic, environmental and social performance in 2005, and monitors our progress in our priority areas. These areas are food safety, innovation and consumer understanding, commitment to our people, and care for the environment and in the community.

Numico's spirit of community was demonstrated in a tangible way in 2005, when the company joined together to raise funds for the victims of the South Asia tsunami in Aceh, Indonesia. We wanted our employee donations to make a lasting contribution to the community and to support Numico's charitable focus on care for

children in orphanages. Working in alliance with the non-profit organisation, SOS Children's Villages, we are sponsoring three new orphanage housing units and a new nursery school in the city of Medan, and we will also fund the building of a new hospital in Aceh.

To keep this spirit of community going, we have launched a programme called Supporting Lives to encourage local giving and volunteering efforts across the company.

With these and our other initiatives in corporate responsibility, we are defining the best ways to measure and evaluate our performance and progress as a company. Specific sustainability targets and timelines will be set in the coming 12 months, for publication in our next Report.

Numico is a rapidly growing and fast-changing organisation, with an organic growth rate far ahead of our competitors. In the last year, our growth entered a new and transformative stage with the acquisition of two significant businesses, Mellin in Italy and Dumex in Asia.

With expansion and growth come greater responsibility – presenting both challenge and opportunity to our sustainability profile. For ourselves and for our stakeholders, we will continue to track and to review the effects of our growth, and ensure that sustainable growth remains at the centre of our thinking.



Jan Bennink
President and CEO

With business growth comes responsibility for a broad set of issues in sustainability. At Numico, we focus on those aspects of social and environmental performance where we believe that our efforts can make a real difference.

As an employer in many countries we strive to offer opportunity, reward, and the best possible working conditions at all levels. And with our employees, we are committed to help the needs of the most vulnerable in the communities which we serve.

As a food company serving increasing numbers of the youngest and the most vulnerable, we continue to give first priority to our consumers. We work to offer them the highest possible standards of food safety, we seek their trust through friendly labelling and responsible marketing, and we develop our innovations with their well-being in mind.

As a manufacturing company and a buyer of food ingredients and other raw materials, we look for ways to work in harmony with the environment. To safeguard the quality and integrity of our products, we also promote sustainable environmental practice throughout our supply chain.



With growth comes the challenge of sustaining value for the long term, and doing so in a transparent and accountable way.

To guide our steps at Numico, we stand by an agreed set of core values and have put in place a Code of Conduct for our employees and our business partners, with the *aim of reinforcing* high standards and our common principles of ethical behaviour.

To help us grapple responsibly with challenges and dilemmas as they arise, we listen also to our shareholders and to the opinions of our consumers. We also participate in roundtables led by food industry and other bodies and by NGOs, to seek the way forward on many issues facing business and society.

Recognising that our growth has many kinds of impacts, we also welcome the engagement of those outside the company who wish to pursue an open and constructive dialogue with us. We have initiated an annual 'open forum' meeting for our stakeholders in sustainability, where we will discuss our reporting and progress, gather feedback and listen to concerns.







With business success and its rewards come the many benefits of growth. At Numico, our growing resources give us more opportunity than ever to give where our giving can make a difference, and to answer the call of those who are most in need.

Following the success of a company-wide fundraising campaign for the South Asia tsunami victims in 2005, we decided that in future all our many cause-related activities and efforts should be combined. To make the most effective use of donated resources, and ensure that what we give is spent wisely, a global donation policy will be set this year, with aim of involving each one of our many local markets around the world.

As the focus of our giving and volunteering, we have selected a single cause – orphans and orphanages. This choice reflects the company's core values and long heritage of care in the community, and complements our business focus on serving the most vulnerable in society.



SUSTAINABILITY REPORT 05/06

In our first Report last year, we announced Numico's areas of focus in sustainability and social responsibility, published our Code of Conduct and Suppliers Code of Conduct, and provided our first set of published data, based on the widely-accepted GRI Guidelines. For this Report, we have introduced a more robust and complete data collection system aligned to our financial reporting system (see page 36). We have introduced new levels of compliance with both internal and external assurance processes, and have made good progress in defining and refining our Focus KPIs. Over the period under review we have also succeeded in establishing a new familiarity with sustainability concepts and ideas, in many areas of the company.



Progress in 2005

> *First Sustainability* Report published

> Performance indicators set to measure sustainability impact

> New Codes of Conduct, for both employees and our suppliers

Opportunities in 2006

> Setting of performance targets and timelines

> Formal agenda for dialogue with key stakeholders

> First steps towards independent assurance of data in 2007

Management approach

The Executive Board of Numico set up a Sustainability Steering Group in 2004, *with a mandate* to develop a company-wide reporting structure and to publish an annual Sustainability Report on the company's activities. All divisions and departments are represented in the steering group, with particular input from Food Safety, Procurement, Manufacturing Operations and Human Resources. In August 2005, the Supervisory Board of Numico also established a new Governance Committee (see page 33). Review of our sustainability progress forms an important part of the committee's activities.

Stakeholders and our performance

Although we reserve the right to decide how best to manage and develop our business, we are always ready to listen to the views of those who take a responsible approach to the work we do, and who share our goal to create sustainable value for the long term and in the interest of all. Since last year, we have refined the focus areas marked for progressive improvement in sustainability, and selected the internal measurements that we will highlight in future to track our performance (see box page 14). In our next Report, we will publish our detailed targets. We have also established a formal agenda for regular dialogue with our stakeholders, so *that we* can monitor reaction to our activities, and gather feedback on our Report .

Reporting structure and GRI

This is Numico's second published Sustainability Report, and following last year's model it is presented in two main sections, *with a qualitative* description of activities and performance against our chosen priorities (pages 12-33) followed by a review of quantitative data (pages 34-53). We use the guidelines developed by The Global Reporting Initiative (GRI) as the framework for our Sustainability Reporting. GRI is a multi-stakeholder process and independent institution whose mission is to develop and disseminate globally applicable Sustainability Reporting Guidelines, and works in cooperation with the UN Global Compact. In 2006 Numico will help to sponsor a GRI conference in Amsterdam, where a new and updated set of guidelines (G3) will be discussed. We intend to adopt these guidelines in due course.

Sustainability Performance KPIs

Our intention as a company is to demonstrate, over time, measurable performance improvements in key sustainability areas:

> for our people

Our measures are workplace safety and employee engagement (see page 19)

> for the community

Our measure is the effectiveness of our charitable giving (see page 21)

> in product quality and food safety

Our measures are product recalls and customer complaints (see page 27)

> in supply chain management

Our measure is compliance with our Suppliers Code of Conduct (see page 31)

> in the environment

Our measure is the CO_2 impact of our energy use (see page 31)

Reporting basis and system

Our organisational profile, the scope of this Report and our new reporting system are discussed on pages 34–37.

Internal audit

Collection, aggregation and validation of our environmental and social data is now conducted through our financial reporting system, and will be monitored in future by our internal finance audit team.

Third party assurance

Numico has retained KPMG Sustainability B.V. to review aspects of this Report, and to prepare a roadmap towards assurance on selected performance data in future reports, beginning in 2007 if possible. As this is the first year of seeking assurance, we asked KPMG to focus on information for our key priority, food safety, and on the description of our reporting system. For KPMG's Assurance Statement see page 61.

Communication

10,000 copies of this Report will be printed, and made available (in English language only) to all our shareholders and to other interested stakeholders. In addition, the Report and other relevant materials have been published online, and last year's Report will be archived on Numico's corporate website at www.numico.com/sustainlife

Numico's Path to Sustainability



Recognition
Progression
Foundation
Leadership changes at Numico
Corporate governance enhanced
Numico Core Values adopted
Global sustainability management system
First annual Sustainability Report published
Numico Sustainability Focus KPIs adopted
Enhanced Code of Conduct for Employees
Roll-out of Code of Conduct to employees and suppliers
Independent verification of Report data
Annual KPI improvements
Best-in-class sustainability practices
Stakeholder participation
02
03
04
05
06
07
08
09
10

Contact us

It is our aim to offer the most transparent view possible of the company's profile in social responsibility. In selecting information and areas of interest in sustainability to track and to report, we wish to respond positively to the interests and enquiries of our readers and stakeholders. We encourage you to offer your views on our progress and to help us with your feedback.

Please e-mail us:
Sustainability@numico.com

OUR PEOPLE AND COMMUNITY GIVING

The continued and rapid growth of our company depends on the energy and personal engagement of our employees, and we continue our work to drive *alignment and reward performance*. In 2005 we introduced an enhanced Code of Conduct to further embed respect for our Core Values throughout the organisation. We expanded the reach of our regular performance appraisal system, and extended our annual engagement survey to more managers. We continue to take steps to improve workplace safety, in our plants and elsewhere.

In 2005, responding to the plight of the tsunami victims of South Asia, our employees united for the first time in a global fundraising drive. We will continue to combine our community-giving efforts in the future.



Progress in 2005

> *Code of Conduct* – ethics and compliance standards set company-wide

> Global performance appraisal system extended to 2,000 managers

> Nearly €1 million in employee and company contributions in response to the South Asian Tsunami

Opportunities in 2006

> Extra investments in workplace safety in all our plants

> Employee engagement survey extended to 4,500 people

> Roll-out of company-wide giving policy and campaign

Measuring our performance

> In the care of our People, we track Workplace Safety through time lost to injuries and we also survey levels of Employee Engagement. In addition we plan to track the effectiveness of our new worldwide Community Giving programme

Progress Report

Managing change

Our company profile has been transformed *over the last five years*. As a result of acquisitions and disposals, we no longer have a significant presence in the United States (the home of more than half our employees in 2003), and for a short period our employee base was for the most part located in Western and Eastern Europe, and in Indonesia. With the acquisition of the Dumex brands in Asia-Pacific in January 2006, we are now working to absorb more than 2,000 new employees from all over the Asia-Pacific region, and especially China.

Changes have also meant an influx of fresh management over the past three years, as we brought in skills from outside and forged a new organisation more aligned to our strategic direction. The composition of our 170 key executives in 2005 included 48% new hires since the beginning of 2002. With our senior team structure now established, we have turned our attention to developing our considerable resources of in-house talent. In 2005, 17 people were promoted into or within the senior management team.

Values and behaviour

We believe that ethical behaviour and high standards among our employees are the best guarantee of the reputation of our company and our *products*. *In* 2005 we followed up a company-wide effort to define and communicate the company's Core Values with the next logical step, the publication of a newly revised Code of Conduct. Whereas our values of Care, Agility, Commitment and Integrity characterise our personality as an organisation, the Code lays out in detail the high standards that we expect of all our employees, and the norms of ethical business conduct that they should follow in all cases. The Code is published in full on page 54.

To ensure effective communication, a Code of Conduct toolkit and training programme has been developed and in 2006, every employee of Numico will participate in a local language workshop, and receive a copy of our Code of Conduct brochure. Senior managers will now sign the Code of Conduct annually, and living our Core Values will become part of regular performance assessments. All new recruits to the company will receive formal training in our Core Values and our Code of Conduct as part of their induction. We have also instituted a Whistleblower compliance programme, with free employee hotlines in every market. See page 33.

Employee engagement


Quality of the company
0
10
20
30
40
50
60
70
Culture of the organisation
Image of the organisation
Quality of your boss
Personal empowerment
Personal development
Benefits and rewards

Numico senior management (n=111)
Benchmark of peers 2005 (n=3642)

source: MeyerMonitor

Employee engagement
In 2005, engagement levels of our senior managers scored well on seven measures against the industry average. In 2006, an expanded survey will assess engagement levels of 4,500 employees.

Appraisal and development
As a further step in helping to drive the attainment of our strategic goals, a global performance management system was introduced in 2004 for the executive management group. In 2005 the system was extended in 15 local languages to nearly all professional and managerial staff worldwide – 2,000 employees. The system established a regular process of dialogue, to assess formally the results of people's performance, and to discuss their development and their future course within the company.

Alongside the further extension of our performance management, we have established a systematic review of talent and a succession planning system, allowing us to prepare and develop managers for the next step in their career with us.

In 2006 we will introduce a standardised company-wide grading system, which will drive for consistency in compensation at all levels, and allow for further development initiatives in the near future.

Employee engagement

We regularly assess our organisational capabilities by measuring the motivation and alignment of our senior management worldwide, by means of a survey process conducted by an independent company, MeyerMonitor. We use the results to take action to improve strategic alignment and address points of concern. Such has been the success of this continuous improvement process that in 2005 the alignment survey was expanded to 800 managers. In 2006 a new engagement survey was conducted, extending to 4,500 people – more than a third of our total of employees.

Our surveys show levels of engagement to be high and increasing, and ahead of a benchmark of comparable companies. Eighty-four percent of senior managers polled indicated that they would stay with the company even if a comparable job was available elsewhere.

Our surveys show six areas of strength where we intend to maintain our lead:

- Dynamic industry player
- Strong results and output-driven culture
- Solid company reputation
- Feeling personally accountable
- Having freedom to act
- Trustworthy managers

Four areas identified by our employees as priorities for progress are:

- Addressing work/life balance
- Further reinforcement of our open culture
- Addressing training and career development
- Linking rewards and benefits more closely to expectations of performance

We have committed to our employees to take further steps towards improvements in these areas.

Diversity

In 2005 we established a focus group of 17 senior women managers from all our main markets, and led by our corporate director for management development. The group was tasked to review the company's performance in promoting diversity across the company – beginning with gender diversity – and to make recommendations for improvement.

It was decided that our diversity status should in future be tracked in more detail across the organisation. Action plans and targets will be developed for those areas of the company where progress is found to be slow. Awareness and behaviour training will be conducted in 2006 at senior levels and then cascaded into the business, with the full support of the Executive Board.

In November 2005, Numico CEO Jan Bennink was invited to join the Ambassadors Network, an initiative of the Dutch Ministry of Social Affairs aimed at paving the way for the advancement of women into higher management. The network has set an ambitious goal of 20 per cent women in the ranks of top management by the year 2010.

Workplace Safety programme

We are committed to make improvements to our health and safety record, especially in our manufacturing supply points, and in 2006 we will undertake a rolling safety programme with plans to upgrade six plants every year, and to conduct annual safety audits in all locations. In our sales units, transportation accidents are a leading cause of accident and injury, and measures have been taken in several markets to provide more training to staff on road safety and other precautions while travelling.

Works Councils

In 2005 we worked closely with the European Works Council and with local organisations to complete the transformation of our manufacturing base in Western and Eastern Europe, a project that affected people in eight manufacturing facilities in six countries. To maximise the re-employment prospects of our employees, we offered training programmes and outplacement services, and also gave priority to selling businesses as going concerns wherever possible.

We have a strong bond of trust with the Works Council, and with their co-operation we were able to help the great majority of our departing workforce find new work, and complete a highly complex re-structuring operation on schedule, without working time lost to disruption.

In view of the evolving profile of the company, we are now exploring ways to introduce a similar formal process for worker consultation in our Eastern European, Middle East and Asian businesses.

People: measuring our performance

Last year we selected Health and Safety and Career Development as KPI focus areas, following our aspiration to be an employer of first choice. After listening to feedback, we have refined these two ideas as follows. In Workplace Safety, our goal is to reduce the risk of accidents to our employees, measured as lost time injuries per 200,000 hours worked.
A new safety programme will be our route to improved performance. In Employee Engagement, our goal is to improve job-related satisfaction, as measured by an independent survey. Performance and talent reviews, values training and retention efforts will be our path to progress. For both KPIs we will set performance targets in 2006.

OUR PEOPLE AND COMMUNITY GIVING





Top: An SOS Children's Village in Hyderabad, India – open since 2004 (photo: Benno Neeleman)
Left: Two Acehnese girls, survivors of the 2004 tsunami in Sumatra, Indonesia
Opposite: Homes destroyed by the 2006 earthquake near Yogyakarta, Indonesia

Community Giving

Supporting lives

Numico has a long record of support for many varied community initiatives and charities at the local level. Following the tsunami disaster in South Asia at the end of 2004, there was an outpouring of generosity that for the first time united all parts of the company behind a single cause. Nearly €1 million was raised, and it was decided to spend this money thoughtfully, and over time. To best help those who, like our consumers, are among the most vulnerable in the community, we came to the conclusion that Numico's charitable focus in the future should be on care for orphans and support to orphanages.

Accordingly, in April 2006 Numico's employees were invited to join a new company-wide community outreach campaign, focusing on the most vulnerable – orphans and children in need. As well as complementing our own business focus on serving the most vulnerable in society, this choice also supports two of the UN Millennium Development goals – to reduce child mortality and to provide universal primary education.

This new campaign will build on the local work already being done in markets like Turkey and Indonesia, and a global giving policy will set standards, guidelines and targets for participating markets.

SOS Children's Villages

As part of its new global giving policy, Numico intends a long-term partnership agreement with the Dutch arm of SOS Children's Villages, the well-respected international child welfare organisation that provides long-term care for orphans and children in need. Our work with SOS Children's Villages will start on the tsunami-affected island of Sumatra, in close cooperation with our two Indonesian businesses Sari Husada and PT NIS. Beginning in summer 2006, we will sponsor the building of three new orphanage housing units for 15 children each and a new nursery school for 100 children in the city of Medan. In addition, we will fund the building of a new hospital in the province of Aceh.

Orphanage care in Turkey

Since 2004, our Turkish Baby Food team has supported a programme to improve the time and personal care devoted to looking after babies in the country's largest infant orphanage, in Istanbul. By funding the wages of independent support staff, they have helped to improve the ratio of 'mothers' caring for babies during the day from 1 for 30 children to 1 for 12 children. Now the team are looking to find and to fund physiotherapists and special skills teachers to bring specialised care for some severely disadvantaged children in the same orphanage.

Orphanage care in Indonesia

Numico is the majority shareholder in Sari Husada, the leading Baby Food company in Indonesia and a tireless supporter of local community support projects. The company's commitment to the financial support of 30 'Panti Asuhan' orphanages in Java, as well as of 2,000 foster children and their carer families, is a model for how we hope in future to harness the enthusiasm of our management and employees, to select and execute effective local initiatives in aid of the most vulnerable.

Giving for research

In the Netherlands, we have made a multi-year commitment to support two important disease research projects that may one day bring benefit to our consumers in Clinical Nutrition. These donations are for the Alzheimer Center of the VU University in Amsterdam, and for the Foundation of Medical Oncology Research in the same city. See also page 49.

Effective giving

The generosity of our employees should not be abused or wasted, and our global giving policy will expect outcomes to be carefully monitored. In Turkey, for example, the salaries of orphanage 'mothers' are paid directly by the company, and each woman reports once a month for a face-to-face interview about the progress of her work. Because donations are not for maintenance of the facility, cash is never made over to the orphanage.

Rebuilding in Indonesia

On 27 May 2006 a powerful earthquake struck the island of Java near Yogyakarta, causing havoc to Numico's Sari Husada subsidiary and its neighbouring communities. The quake affected two manufacturing plants and a distribution centre, and completely destroyed the homes of nearly 400 workers. A few days later we initiated the Numico Rebuilding Fund, as a way to channel the sympathy and generosity expressed for the victims by our employees around the world. The Fund will help colleagues and their families in the affected zone, as they begin to rebuild their homes and their shattered lives. Numico is matching all individual donations, and the monies collected will be passed on to Sari Husada, for direct distribution to employees on the basis of need.

Community:
Measuring our performance

We have selected Community Giving as a KPI focus area for Numico. Our goal here is to support the lives of the most vulnerable, and our chosen route is through a global programme to unite our efforts behind care for orphans and orphanages. For 2006, the measurement of our success will be the number of local Numico organisations who sign up to this campaign, with a target to involve all our top 10 major markets.



AND OUR CONSUMERS

In product integrity and food safety, we take our responsibilities towards the consumer very seriously. In 2005 we set fresh goals for enhancing best practice and quality performance in our manufacturing, and we continued to tighten quality inspections, both of the food ingredients that we source from sustainable environmental practices, and of our end products. We introduced an integrated system for customer complaints handling, and stepped up training in the crucial area of issue and crisis response.

We also worked to raise awareness of the benefits of our products, through friendly labelling and other information-sharing initiatives. We abide by our industry's agreement to restrict the marketing of infant milk formula, in order to promote and protect breast-feeding as the natural and best source of nutrition in the first months of life.



Progress in 2005

> Integrated consumer response system introduced in 13 markets and all supply points, to track and reduce complaints

> Reorganisation of our CLF food quality testing laboratory, to enhance strict quality and service requirements

> Re-labelling of many products to improve clarity of information for consumers

Opportunities in 2006

> Extra investments to achieve pharma-like[1] quality in all supply points

> Crisis management training extended to every Numico market, including newly acquired businesses

> Publication of Numico's internal marketing code on infant milk formula

Measuring our performance

> In the Food Safety and Consumer area we track Product Quality Compliance, through the number of public recalls of our products, and the monthly level of customer complaints

[1] 'Pharma-like quality' includes all food-relevant aspects of pharmaceutical quality requirements, as defined with an official pharma auditor.

Progress Report

Pharma-like production quality

In 2005, we started a process to bring our food quality standards more closely in line with the best practices of the pharmaceutical industry. We call this our '5P' concept, standing for: People, Premises & Facilities, Procedures & Practices, Process & Equipment and Product. Preliminary audits to identify best practices were carried out in two plants in the Netherlands, and many processes meeting pharma standards or even higher were identified.

Pharma best practices that Numico will adopt include zoning (segregation between low care, medium care and high care), and full validation of processes and change control procedures. Priority areas were set with regard to making improvements and eliminating potential risks.

Integrated in the 5P concept are the Quality Assurance requirements and Good Hygiene & Manufacturing Practices (GHP, GMP) needed for the manufacture of safe and consistently high-quality products. In 2005 half of our factories reached the target of 90% compliance in our strict internal audit system, compared to one-third in the previous year. We have also worked with leading industry groups to help define the future requirements for ISO 22000, the management system designed to harmonise food safety standards across the world, and ensure a safe food chain across borders. We are confident of being able to meet all requirements of the new standard when it is introduced.

Farm-to-table quality

We place stringent demands on the quality of raw materials, end-products, and our manufacturing and distribution practices. Complete control of our supply chain starts with the farmers who deliver agricultural raw materials to our suppliers, through our manufacturing process and right up to the delivery of finished products to our consumers.

A large proportion of our raw materials is of agricultural or animal origin and therefore critical with respect to safety and quality, and we perform risk analysis on as many as 300 different materials. All fresh fruit and vegetables and cereal supplies are tested before release and last year 98% complied with our stricter standards, compared to 93% in 2004. 350 farmers and more than 100 raw ingredient suppliers were visited, with an average of 48 audits per month. Over the year, one or more audits were conducted on 90% of all our raw ingredients suppliers.

FOOD SAFETY AND OUR CONSUMERS

Numico's safety chain


Infant Formula
Healthy Baby
Farmer's Field
Chicken Feed
Laying Birds
Graded Eggs
LCP Fatty Acids

Tracking ingredient quality is a complex task. For example, premium infant formula contains tiny amounts of LCPs – a key development nutrient – extracted from fresh eggs. Our food safety audits monitor every stage of the ingredient supply chain – eggs, laying hens, chicken feed, even the fields in which the feed was planted.

End-product quality

The food quality standards of our products are based on internationally recognised standards. Central Laboratories Friedrichsdorf (CLF) – one of the most advanced food quality centres in Europe – performs these analyses. The CLF has been re-organised completely to enhance our very strict quality, service and environmental standards. In 2005, over 12,700 samples were analysed at CLF, two new detection methods were developed, and others revised to reduce cost and improve efficiency.

Customer complaints

To better meet consumer expectations and to further reduce the already low level of consumer complaints, we set up a harmonised consumer response system in 2005 and implemented it in 13 European countries and all our supply points. Fifty five people involved in complaint handling have received intensive training. The new system allows us to perform a structural root-cause analysis of any complaint and quickly address queries. With real-time communication and a central database, the new CSMS (Customer Service Management System) has already had a significant impact. In 2006, the system will be expanded to 19 markets.



Carelines and Helplines

The vital importance of Carelines in supporting consumers and their choices has been well-established by several studies. All Baby Food customers in the markets where we have a presence have access by telephone to a Customer Careline. Carelines give early feeding recommendations, advice and support to young mothers and patients, and are also the first touchpoint for customer complaints. Carelines also respond to mail enquiries and return calls by request, and we handle an ever-increasing number of e-mail requests through the internet.

Our Clinical Nutrition Division also maintains more than 50 Helplines for consumers and healthcare professionals in its markets. In 2006, many of them will be integrated into Numico's integrated consumer response system. Our Carelines and Helplines are staffed by trained personnel, and may include paediatricians, nurses, nutritionists, dieticians and product managers.

In 2005, we handled more than 250,000 calls in Clinical Nutrition and nearly 450,000 calls in Baby Food.

Tracking and tracing

We already comply fully with the General Food Law regulations in Europe and legal regulations elsewhere that relate to tracking and tracing throughout the food production, processing and distribution chain. However, as a specialised food company with vulnerable groups as end consumers, we plan to introduce even tighter controls throughout the system in 2006, by introducing a standard pallet label for finished goods and a standardised tracking system in our production lines. Our target is to be able to trace the provenance or the destination of any of our products within four hours.

Issue and crisis management

Since the introduction of the global Issue and Crisis Management system introduced in 2004, more than 150 issue-team members have been trained to use our Issue and Crisis Management handbook and to mount a rapid, transparent and co-ordinated response to any situation – incident, issue or crisis. The policy of the company regarding such situations is based on three key principles: openness, honesty and timeliness. Training sessions will be enhanced in 2006 in a further series of workshops, and extended to our newly acquired Dumex businesses in Asia-Pacific. These include simulation exercises to test crisis behaviour and response.

Recalls

Our strict tracking and tracing procedures and global issue and crisis management system showed its value in 2005, when the company undertook five public recalls of its products. In November we withdrew products in two countries which contained traces of ITX (Isopropylthioxanthone) from packaging migrations; and in December we conducted a recall of meal glass jars in the Netherlands, after detecting sand-like glass particles in the screw-thread of some lids. Other recalls involved packaging mislabelled as lactose-free (in the UK), and a milk product with an inappropriate level of Vitamin D (in Finland). Although consumer safety was never at risk in any of these cases, we were able to move rapidly and effectively to identify and remove the affected products from distribution.




Fortijuce
Helps meet your daily nutrition & energy needs
APPLE FLAVOUR
NEW
NUTRICIA
APPLE FLAVOUR
200ml

Friendly labelling

Our consumers, retailers and health professionals all deserve to be able to choose products that are clearly and accurately labelled, thus ensuring the highest standards of truthful and appropriate marketing.

To provide reassurance to mothers that they are making the right food choices for their children, we continue to develop a superior nutritional labelling system focused on simplicity and clarity for all our baby food products. In this integrated system we will use both labelling and other information sources like the internet to help and advise parents at every growth stage for their baby. Our information approach is to focus on consumer benefits, and always to ensure consistent promotion of a healthy, balanced diet.

All Numico products are labelled in the local language of the country in which the infant formula is marketed. Labelling on our first months infant formula follows particularly strict regulatory guidelines, including full nutrition information and clear instructions for safe preparation of the product. All such products carry a notice concerning the superiority of breast-feeding and the importance of seeking professional advice before considering using formula.

To ensure the accuracy of our ingredient lists, we analyse samples to test the match between labelled amounts and actual levels, and modify recipes and labels where appropriate. In 2005 we worked with our suppliers to adjust and approve over 3,000 specifications in readiness for new EU allergen-labelling regulations. Our Clinical Nutrition division also completed a labelling update programme for over 600 clinical products to meet the new requirements.


Halal Approved
Cow & Gate Next Steps



Marketing Code – Infant Formula

Numico actively supports the view that breastfeeding is the best way to ensure health and normal development of infants. Only when mothers cannot or may not breastfeed or where additional nutrition is necessary, is there a legitimate role for infant formula produced to strict international composition and safety standards. In such cases, we believe that it is the right of parents to make an informed choice about how their infants are to be fed.

We have developed a set of Guiding Principles on the Marketing of Infant Formula to ensure that any marketing activities for infant formula are guided by our commitment to help provide safe and appropriate nutrition for infants. These guidelines have now been published on our company website, and in 2006 we will conduct training and awareness programmes for all our marketeers.

The guidelines are based upon the International Code of Marketing of Breast-Milk Substitutes of the World Health Organisation (the WHO Code). The Code of Marketing was adopted in 1981 for the protection and promotion of breastfeeding, and to ensure the proper use of breast-milk substitutes. Where national legislation or codes exist, Numico is committed to follow them in full. If not, we adopt the aims and principles of the WHO Code, as legally and socially appropriate to the specific situation in each country where our products are sold.

Consultation

We consult regularly with the independent external experts of our Food Safety Advisory Board, in the fields of toxicology, food and medical microbiology, veterinary science and process technology. The Board meets annually with company experts to discuss developments in the area of quality and food safety, and to establish standards and raw material and manufacturing requirements.

We have also published position papers on several key issues and challenges facing our industry, including the use of bio-engineered or GMO ingredients, Soy-based infant formula, BSE (Mad Cow Disease) and the bacterial contaminant E. sakazakii. All are available on our company website, and some form part of our newly enhanced Code of Conduct.

Food safety and consumers: measuring our performance

Last year we identified Product Quality Compliance and Product Labelling as our Key Focus KPIs in the consumer area. After assessing stakeholder feedback we have replaced these with two related but more measurable KPIs. In Public Recalls, our goal is to reduce the risk of interruption of supply to our consumers by increasing our focus on the fit-for-use integrity of our products. We will continue to measure our performance on recalls against our peers in the food industry. Our goal in Customer Complaints is to progressively extend our integrated complaint-handling system to all markets, and to reduce the number of complaints by means of better quality controls. The precise measurement is customer complaints per million units sold, and specific targets will be set this year. Supply Chain Management (discussed on page 30) is another important contributor to consumer food safety.

OUR SUPPLY POINTS AND SUPPLIERS

While planning for ever higher production demands, we continued to rationalise our own network of manufacturing supply points in 2005, closing some and upgrading others with more efficient technology. In this way we are able to progressively reduce the impact of our energy and water use and the waste that we generate. We also look carefully at the sustainability impact of our product packaging innovations.

Protection of the environment is a shared responsibility, and we already work closely with our business partners to promote sustainability practices in our supply chain. Our new Code of Conduct for Suppliers extends the scope of the high standards we expect, and will contribute to minimising the impact of our operations, especially in agriculture.



Progress in 2005

> Industrial engineering group formed to share best practices in our plants

> Completion of Project Focus, closing six plants in Europe

> Introduction of Suppliers Code of Conduct

Opportunities in 2006

> Upgrade first plant to pharma-like quality, in Liverpool

> Reap energy efficiencies from significant upgrades of six plants

> Sign up 90% of global partners to Suppliers Code of Conduct by end of year

Measuring our performance

> In Environment we track the Energy Impact of CO_2 emissions from our manufacturing operations. We also plan to monitor compliance with our environmental standards as part of our Supply Chain Management

Progress Report

Upgrading our manufacturing base

Numico has announced a substantial increase in capital projects related to improving quality in our manufacturing supply points. All our plants, except three, are already certified for quality standard ISO 9000, and our objective is to progressively raise all plants to the ISO 14000 environmental management standard.

Projects already underway continue to *reap gains in energy efficiency* and other environmental benefits as old plant and technology is progressively replaced. In 2005 major transformation work was undertaken in five of our European plants and also in Wuxi, China. In 2006, our clinical nutrition facility in Liverpool will become the first supply point to be upgraded to pharma-like standards following the 5P quality concept (see page 23).

Industrial Engineering Group

A special group was set up in Operations in 2005, tasked to oversee the substantial *investments being made to our* manufacturing infrastructure, by capturing learnings, benchmarking against industry practice, and ensuring shared best practices, with the adoption of common standards and project management methods. The objective is to substantially improve the management of projects in terms of cost and time to completion, while maintaining high environmental and other regulatory standards.

Packaging and the environment

Our concern for user convenience and food safety has resulted in changes to our product packaging profile. In 2005 we delivered two major innovations – a new consumer-friendly container for powdered infant formula (EaZypack), and a new in-house plastic bottle for liquid infant formula and some clinical products. A safety breakthrough was also made, with the introduction of phthalate-free tube feeding sets in conjunction with our new Flocare Infinity pump.

2006 will mark a significant step forward for all our clinical sip-feed products, with the move to a new plastic bottle format that is much easier for frail patients to handle and open, and reduces spillage and waste. The bottle is also less permeable, so protecting the contents from oxidation and vitamin loss.





Numico gave careful consideration to the environmental impacts of all these changes, and commissioned a third-party review to compare different packaging options against a range of measures including depletion of mineral and energy resources, the ozone layer and the greenhouse effect, and freshwater and terrestrial toxicity. It was concluded that the impact of this new packaging is broadly neutral by comparison to the former packaging.

Code of Conduct for Suppliers

We introduced a new Code of Conduct for Suppliers in 2005, closely related to our Code of Conduct. It has the objective to minimise any adverse environmental and social impact directly associated with the goods and also the services which we purchase, and its compliance provisions will be progressively applied to all our procurement partners. Up to 90% of our large global suppliers are expected to sign the Code as part of their contracts with us by the end of 2006. In doing so, they will formally agree to adopt and maintain the highest environmental standards.

We are undertaking a feasibility study to see how to extend our present system of third-party food safety audits, and hope in future to be able to review and control a much broader set of sustainability practices across our supply chain.

Supplier relationships

A strong and mutually rewarding relationship with our suppliers is critical to the levels of sustainability compliance we can expect from them, as well as to the quality of our products. In June 2005 Numico's second annual Booster Awards ceremony was attended by more than 110 Numico supplier companies. Award winners included suppliers who partnered with us on engineering efforts like Project Focus, or on innovations such as Fruit Cups and the new EaZypack carton.

A special Award was designated for suppliers who helped us to bring aid to the victims of the tsunami in South Asia in late 2004.

The Booster Awards will continue in 2006, and an award for Sustainability will be presented for the first time.

In 2005 we also conducted the first Numico Supplier Survey, and shared the results with our global business partners. The results from a detailed questionnaire of more than 150 global suppliers indicate that our overall relationships are satisfactory. Areas of improvement were identified which will enable us to get to our aim of being 'first customer of choice'.

Numico supplier survey 2005



Most preferred
Preferred
Ambivalent
Numico
Competitor #1
Competitor #2
Competitor #3
Competitor #4
Best in class

Independent survey of 178 key Numico suppliers.



Agricultural and other impacts

Numico sources large volumes of raw ingredients from farms, and higher-risk ingredients are sought only from those suppliers who practice low impact agriculture, and who are ready to work with us to keep fertiliser and pesticide use to agreed minimum levels on their growing crops. Because our consumers both in Baby Food and Clinical Nutrition are from the most vulnerable category, we audit against very high standards of quality, and we will not buy products of intensive farming containing the residues of chemical fertilisers and pesticides, or traces of veterinary antibiotics.

In stakeholder discussions, we have been asked about the feasibility of tracking environmental impacts in areas such as third-party (finished goods) outsourcing, and the transportation of our products. These are complex issues, and we will keep them under review.

Environment: Measuring our Performance

Last year we identified CO_2 Footprint and Supply Chain Management as our Focus KPIs in environmental sustainability. We have refined the first KPI as Energy Use Impact. Our goal here is to reduce the impact of our operations, by upgrading the environmental quality of our supply points, until all reach the ISO 14000 standard. We will measure emissions of CO_2 per metric tonne of goods produced, and future targets will be set in relation to the obligations of the Kyoto protocol.

In Supply Chain Management our goal is full sustainability compliance in the supply chain. At present we conduct only food safety and product quality audits but we are studying the possibility of measuring compliance against a much broader set of sustainability principles.

GOVERNANCE
AND ETHICS

The Executive Board, with the full support of the Supervisory Board, aims to be a leader in corporate governance, believing transparency and trustworthiness to be key to the prudent management of the company. Good governance depends on high standards of personal and business conduct. In the year under review, we have focused on tightening compliance procedures and on raising awareness of our policies both inside and outside the company.



Progress in 2005

> Establishment of new Supervisory Board Governance Committee

> Approval and publication of enhanced Code of Conduct and Suppliers Code of Conduct

> 'Whistleblower' compliance system and policies introduced

Opportunities in 2006

> Company-wide awareness programme for Code of Conduct and Whistleblower policy

> Broaden diversity in the Supervisory Board

> Broaden membership of Advisory Committee for Ethics

Corporate Governance

Since 2003 Numico has incorporated the principles and provisions of the Dutch Corporate Governance Code as completely as possible. All by-laws and regulations governing our compliance are posted on our company website.

In May 2006 Rob Zwartendijk was re-appointed to the Supervisory Board for a fourth term. Although his re-appointment does not meet the best practice provisions of the Dutch Governance Code, it was considered to be in the best interests of Numico and its shareholders and stakeholders. According to the Code non-application is not in itself objectionable and may be justified in certain circumstances.

Also in May 2006, the Supervisory Board broadened the international character of its composition with the appointment of two new women members.

Supervisory Board Governance Committee

In August 2005, the Supervisory Board formed a new committee with a remit to monitor the progress of the company in corporate governance and social responsibility. One of the committee's first duties was to read and comment on Numico's first Sustainability Report before its publication. The committee reviewed the progress of this second Report in the planning and at the production stage, and offered many useful comments.

Advisory Committee on Ethics (ACE)

ACE is an independent committee advising Numico on ethically sensitive matters. It assesses activities based on the Numico Code of Conduct and also monitors compliance with the Numico Guiding Principles for marketing of infant formula. In consideration of the company's evolving global footprint, the composition of ACE will be expanded in 2006 to include members from the Middle East and Asia.

Policies and Code of Conduct

Numico introduced an enhanced Code of Conduct and a related Code of Conduct for Suppliers in 2005. A Whistleblower policy and programme was also introduced, and progressively extended to all our markets. The free telephone hotline reporting system permits employees to report – in complete confidence – any breach of law or other ethical violation at the company. Over 2005 two cases were reported and followed up. Neither case led to corrective measures.

An awareness programme for the Code of Conduct and the Whistleblower policy will be rolled out to the whole company in 2006. Local languages will be used in all communications to ensure maximum reach and understanding.

The Code of Conduct and Suppliers Code are published in full in this Report. These Codes and other policies are also published on our corporate website, including our Whistleblower policy, privacy policy, guidelines for the marketing of infant formula, and the by-laws governing the Advisory Committee on Ethics.

Sari Husada

Over the course of 2005, Numico took steps to encourage a strengthening of governance at PT Sari Husada Tbk, the Indonesian baby food company of which Numico is the majority shareholder. Governance activities at the company in 2005 included changes to the composition of the Board of Commissioners and the election of a new President Commissioner of Sari Husada; the appointment of a new CEO and Chief Financial Officer; and measures to bring Sari Husada further in line with both the Dutch and the Indonesian corporate governance codes. The by-laws of the company were changed, and a Code of Conduct was formulated and introduced throughout the company.

PROFILE, SCOPE AND SYSTEMS

"For the period 2005, we have introduced a more robust and complete data collection system, aligned to our financial reporting system. Sustainability data in the environmental and social areas was collected through an extension of Outlooksoft, the software used for our financial reporting system worldwide. We intend to tighten definitions and make improvements to our collection system as part of our path to assurance on performance data in future reports. An internal audit programme will also be put in place."



Our organisational profile

Numico continues to evolve rapidly. The many local companies of Royal Numico N.V. (see our Subsidiaries page 59) now serve customers in more than 100 countries. We are a specialised nutrition company headquartered in the Netherlands at Schiphol Airport near Amsterdam, and at end-year 2005 we employed 10,516 people. As of mid-2006 we have employees in 38 countries, with manufacturing plants on four continents (see World Map page 37).

Since the acquisition of the Dumex brands and businesses from EAC Nutrition on 2 January 2006, Numico has three business divisions – Nutricia Baby Food, Dumex and Clinical Nutrition – supported by an Operations and an R&D organisation.

In Baby Food we specialise in food for the healthy growth and development of infants and toddlers (0-3 years old) through an extensive range of safe, nutritionally superior and convenient products. Our focus on product quality and food safety has earned for our many brands the trust of generations of consumers. Our principal brands are Nutricia, Milupa, Cow & Gate, Mellin and Dumex.

Enteral Clinical Nutrition (ECN) is food used under medical supervision to help patients who cannot benefit from a normal diet. Strong science-based research makes us innovators in specialised nutrition, and our leadership in this high-growth area derives from our unique understanding and response to the needs of our very vulnerable consumers. Our principal brands are Nutricia, Milupa, SHS and Pfrimmer.

The R&D organisation is closely aligned behind the core business of the company. It focuses on deepening our special understanding of the relationship between nutrition and diseases and health, and on delivering highest quality products that are safe to use for our consumers.
In Operations, our objective is to deliver the highest quality products for our consumers with ever-higher levels of efficiency and cost-effectiveness. Our manufacturing base is supported by an integrated worldwide procurement and supply chain strategy.

Reporting scope

The activities of the company's businesses and international subsidiaries as listed on page 59 (except Dumex entities 2006) form the basis of this Report.

Economic data in this Report relates to Numico's consolidated businesses, as published in our Annual Reports for 2003, 2004, and 2005.

Environmental data presented in this Report relates to the period 2003, 2004 and 2005 for our manufacturing supply points. Acquired or divested companies are taken in or out of scope in line with our financial reporting practice. Accordingly, historical data may be adjusted for comparability. Our head office and sales offices are not included in our environmental reporting. 2005 figures are based on all responding environmental entities (our manufacturing supply points), with corporate adjustments regarding Châtel in Switzerland (which makes small parts for clinical applications systems). The adjustments exclude Arceburgo in Brazil, which was divested in October 2005.

Social reporting data was collected from individual countries and supply points in 2003 and 2004. Starting in 2005, data on social performance is collected from all Numico financial reporting entities that have a payroll of more than two persons. 70 entities reported for 2005.

Food safety reporting (including customer complaints and supplier audits) is collected through our dedicated food safety management system (see pages 22-27).

This is Numico's second Sustainability Report, following on from our first Report published in October 2005. As noted above, tabulated data in this Report refers to the three full years ending in 2005.
In addition, because we believe that our stakeholders should have the most recent available information about our activities in corporate responsibility, editorial passages (Activities, pages 12-33) may also refer to projects initiated or ongoing in the period January to May 2006.

REPORTING

Reporting systems

To gather reporting data for the period 2003-2004, Numico set up a dedicated website for 52 Operations and Human Resources managers in more than 30 countries. Data submitted was monitored by an independent consultant (DHV) in response to nearly 400 questions in the environmental and social areas, through two rounds of validation.

Guidelines and definitions were formulated based on the Global Reporting Initiative Guidelines 2002 (see page 62). Qualitative data was also collected from many areas of the company.

For the period 2005, we have introduced a more robust and complete data collection system, aligned to our financial reporting system. Sustainability data in the environmental and social areas was collected through an extension of Outlooksoft, the software used for our financial reporting system worldwide. This system requires that data provided by local HR managers and supply point managers be validated at that level by the local finance controller, and then submitted to the system. It must then be aggregated and revalidated by a second level of approvers, in corporate Human Resources and in Operations, as appropriate. Our independent consultant (DHV) also assists in preparation of the data before final consolidation.

To introduce this system, the software was built and tested over a period of four months, and approvers were trained in the use of the system. HR managers and supply point managers were provided with instructions in the process and deadlines for Reporting, and given a full set of definitions to help them compile the requested data in response to the sustainability questionnaires.

Alignment of data is not yet complete, and we intend to tighten definitions and make improvements to our collection system as part of our path to assurance on performance data in future reports. An internal audit programme will also be put in place.

In 2005, visits were also conducted by the external party KPMG Sustainability to corporate headquarters and in two selected production units to check the quality of the information systems and to provide recommendations for improvement to enable future assurance on selected performance data. As part of our policy of continuous improvement, we will collect data twice yearly in future. We will take steps to improve the reliability and consistency of data, and collect more data in new areas in future years, so as to better understand our profile in important areas such as employee diversity, supplier and partners, and our contacts with consumers.

Our most important markets *(coloured areas)* and manufacturing supply points

Supply Points:

1. Kasdorf Argentina
2. Deva Czech Republic
3. Fulda Germany
4. Macroom Ireland
5. Wexford Ireland
6. Cuijk Netherlands
7. Zoetermeer Netherlands
8. Krotoszyn Poland
9. Opole Poland
10. Benavente Portugal
11. Istra Russia
12. Châtel Switzerland
13. Liverpool UK
14. Dumex Shanghai China[1]
15. Wuxi China
16. Nutricia Indonesia
17. Sari Husada Indonesia
18. Sugizindo Indonesia
19. Dumex Malaysia[1]
20. Auckland New Zealand
21. Dumex Thailand[1]


1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21

[1] In January 2006, with the acquisition of the Dumex brands from EAC Nutrition, three new supply points joined the manufacturing network.

DATA 2003-2005

Numico's economic performance and impacts are detailed in our Annual Report, which is published in both English and Dutch every year in the spring. The Accounts are presented for approval at the company's Annual General Meeting of Shareholders. Printed copies in both languages are available to shareholders and to others by request. Current and earlier Annual Reports are available online at www.numico.com, along with all our press releases, and quarterly interviews with senior executives about the company's financial results.

The Annual Report also serves to describe the organisational profile of Numico, including our products and services, divisions, subsidiaries, markets and geographical reach.

Data relevant to Numico's sustainability profile is republished here in a condensed form, for convenient reference. The financial information in these tables was prepared according to IFRS accounting rules, for the years 2004 and 2005. Figures for 2003 were prepared according to Dutch GAAP and have not been adjusted for IFRS.

Numico has prepared the sustainability data in this Report according to the GRI Guidelines. Reference marks such as 2.6, EC1, EC3, etc., refer to these guidelines. For the full list of GRI guidelines, see page 62.

Ownership and shareholder base (2.6)

Numico is a publicly held company listed on the Amsterdam stock exchange (AEX). In 2005 private investors held 10% of the company, an increase of 2% over 2004. Institutional investors held the remaining 90% of shares. The largest holdings were in the UK (36%), USA (21%), The Netherlands (17%) and Switzerland (13%).

Net sales (EC1)

For our divisional sales profile, please refer to page 2. For full details of the company's sales performance and financial objectives, please see our 2005 Annual Report.

Cost of goods and materials (EC3)

Raw materials and non-returnable packaging are measured at standard purchase price which includes the purchase price of materials and other costs including transportation, insurance, trade discounts and other similar items. Stocks of finished products and semi-finished products are measured at standard factory cost price. For more details see our Annual Report.

Net sales by division


€ million
2,000
1,500
1,000
500
0
1,314
674
05
1,115
602
5
04
1,058
542
1,551
03
Baby Food
Clinical Nutrition
Discontinued businesses

Net sales by region


€ million
1,600
1,400
1,200
1,000
800
600
400
200
0
1,317
323
265
83
05
1,160
257
228
77
04
1,151
223
238
1,539
03
Western Europe
Eastern Europe
Asia-Pacific
Rest of World

Cost of goods

Cost of raw materials and consumables € million	2005	2004	2003
	614	497	1038

ECONOMIC PERFORMANCE 2003-2005

Net debt (EC6)

The net debt position amounted to € 515 million as at 31 December 2005 compared to € 939 million at 31 December 2004. A large part of this improvement is attributable to the funds raised through the issuance of shares in November 2005 relating to the acquisition of EAC Nutrition. The proceeds of this issue were used for the € 1.2 billion purchase price of EAC Nutrition, which was completed on 2 January 2006.

Long-term loans (EC6)

Fair values are based on discounted future cash flows using a rate based on the borrowings' effective interest rate of 3.4%-5.3% taking into consideration the respective currencies and the remaining duration of the borrowings. The company's long-term loans are denominated in euros, except for part of the US private placements, which are denominated in US dollars although swapped in euros.

Net debt

Net debt position € million	2005	2004	2003
	515	939	1,069

Interest coverage 2004 and 2005

EBITDA/net interest expense



10.0
8.0
6.0
4.0
2.0
0.0
6.7
7.6
5.8
5.9
8.0
9.0
7.6
9.7
Q104
Q2
Q3
Q4
Q105
Q2
Q3
Q4

Long-term loans

Long-term loans € million (Fair value at end of year)	2005	2004	2003
Bank loan	**1,090**	230	–
US private placement	**513**	–	–
Convertible debenture loan 2003	**332**	322	322
Convertible debenture loan 2000	**–**	628	628
Convertible personnel debenture loans	**6**	5	6
Finance leases	**–**	2	3
Total borrowings	**1,941**	1,187	1,475

Interest coverage (EC6)

Last year we identified two possible KPI focus areas in economic performance – Cost of Goods and Interest Coverage. This year we have decided to retain only Interest Coverage, as the clearest measure reflecting the sustainable financial health of the company. Our goal here is to reduce financial risk in servicing our costs of debt, by generating increased cash flow from the business to progressively reduce these costs. Interest coverage is expressed as EBITDA divided by interest paid, and we have a target to remain well above the limits imposed by our bank covenants. Numico operated comfortably within these covenants in 2005.

Payroll (EC5 and LA12)

In accordance with IFRS 2, we now recognise the fair value of share-based payments in personnel costs in the income statement over the vesting period. Under Dutch GAAP there was no requirement to recognise them in the income statement. For a regional breakout of figures for 2005, see page 52.

Taxes (EC8)

The tax charge on the result of the company's ordinary activities in 2005 was €(101) million. This charge includes a one-off (non-cash) tax charge of €(10) million related to an impairment of the deferred tax asset due to the reduction of the Dutch corporate income tax rate from 31.5% in 2005 to 29.6% in 2006 and to 29.1% in 2007.

The 2005 effective tax rate was 29.8% excluding this one-off item (2004: 21.8%, 2003: 40.9%).

Management of risk (3.4)

Our risk management and internal control systems are designed to identify the risks inherent to our operational and financial business objectives and to determine appropriate responses in a timely manner. Our activities and evolving risk management approach are regularly discussed with the Supervisory Board. For more details, see our Annual Report.

Retained earnings and dividends (EC7)

Numico's level of shareholders' equity substantially improved in 2005, allowing the company to resume the payment of dividends. Our new dividend policy is determined by the company's strong growth profile and significant organic investment opportunities. In summary, we aim for a dividend pay-out ratio of 20%, to be reached in the medium term (± 5 years). Numico's shareholders have the option to choose either a cash or a stock dividend. Dividends will be declared and paid on a yearly basis.

Payroll

Personnel costs € million	2005	2004	2003
Wages and salaries	**313**	308	552
Pension costs	**19**	20	29
Stock option costs	**11**	5	–
Social security costs	**46**	43	74
Other personnel costs	**43**	29	51
Total personnel costs	**432**	405	706

Taxes

€ million	2005	2004	2003
Tax on result of ordinary activities	**(101)**	(98)	363



2003-2005

At Numico we buy raw food ingredients, semi-finished and finished goods from our third-party suppliers, process and pack them, and then distribute the final products to our retailers. *In this supply chain*, impacts on the environment come principally from the farms where our food grows, and our own factories. Despite our high growth, Numico's manufacturing footprint continues to consolidate. As of mid-2006 the company has 21 supply points in 15 countries on four continents, having divested or closed 19 other plants in the last three years.

The bulk of Numico's production is base powder for infant milk formula and other specialised clinical nutrition formulations. We also produce liquid milk formulas and clinical liquids, jarred foods and juices, and cereals. One factory in China makes application systems and tubing for oral feeding of patients.

Numico has prepared the sustainability data in this Report according to the GRI Guidelines. Reference marks such as EN1, EN3, etc., refer to these guidelines. For the full list of GRI guidelines, see page 62.

Several adjustments have been made in relation to the published graphs in last year's Report, regarding our environmental performance. These can be explained by the many improvements in the definition, calculation and validation of figures made in connection with the upgrade of our sustainability reporting systems for 2005. Please refer to page 36.

Production volume (EN1)
Production volume underlies many of the performance measurements in our environmental reporting. Environmental data in this Report (including production volume) reflects our continuing businesses, and historical data is adjusted accordingly. In the data regarding 2003 and 2004, all supply points divested or earmarked for divestment in the period were excluded from the scope of reporting.

Raw materials: ingredients (EN1)
In 2005, the breakdown of raw materials purchased was 68% dairy ingredients, and 32% non-dairy ingredients (fats, starches, cereals, fruit and vegetables, meat and fish, etc.).

Because of diversification and innovation in Numico's product portfolio, more finished goods are being sourced by the company from third parties for distribution. 19% of the total spend on materials and finished goods in 2005 was related to third-party procurement.

Total production volume


tonnes
500,000
400,000
300,000
200,000
100,000
0
377,490
310,497
261,347
05
04
03

Total volume raw materials ingredients

tonnes	2005	2004	2003
Total	**473,882**	433,578	378,803
Dairy	**322,682**	408,023	362,597
Non-dairy	**151,200**	25,555	16,206
Organic certified (part)	**3,799**	1,710	302
% organic certified	**0.8%**	0.4%	0.1%

Raw materials performance


tonne used per tonne of production
1.50
1.00
0.50
0
1.26
1.40
1.45
05
04
03

ENVIRONMENTAL IMPACT 2003-2005

Raw materials: packaging (EN1)

We improved our calculation of packaging use in 2005, resulting in an adjustment of data presented for 2004. Packaging represented 22% by volume of the total product materials procured. The increase in the ratio of packaging to production recorded in 2005 was largely due to a volume increase in glass jars production in Eastern Europe.

Consumption of energy (EN3, EN8 and EN17)

We are committed to make more efficient use of the energy we use, and to explore greener energy options, with the goal of progressively reducing the environmental impact of our operations. Energy use includes all energy used in production, but not energy used for distribution or transportation, or in our sales offices.

We measure 'direct' CO_2 emissions from local data about consumed fossil fuels for production of electricity or heat generation. Indirect measurements relate to CO_2 emissions from fossil fuels consumed by our energy suppliers for the production of electricity (depending on the generation mix in the local country). Both measures are in accordance with the global standards for Sustainability Reporting (Global Reporting Initiative) and the Greenhouse Gas Protocol.

Energy Use Impact is a Numico Sustainability Focus KPI. See our Environment section (pages 28-31) for details.

Total volume packaging

in tonnes	2005	2004	2003
Total	**105,885**	81,601	79,196
Paper	**54,408**	–	–
Plastic	**19,270**	–	–
Glass	**22,218**	–	–
Other	**9,989**	–	–

Packaging performance



kilos used per tonne of production
350
300
250
200
150
100
50
0
280
263
303
05
04
03

Total consumption energy

gigajoules	2005	2004	2003
Total	**2,339,622**	2,196,700	2,125,873
Electricity	**385,605**	379,636	359,791
Sustainable electricity (part)	**4,113**	3,380	–
Gas	**790,717**	762,160	738,096
Oil	**941,473**	797,448	700,005
Coal	**281,828**	257,457	327,981
Sustainable electricity	**1.1%**	0.9%	–

Energy performance


gigajoules per tonne of production
10.0
8.0
6.0
4.0
2.0
0
6.4
7.1
8.1
05
04
03

Total footprint CO_2

emissions in tonnes	2005	2004	2003
Total	**296,007**	254,175	241,624
Indirect	**58,987**	59,038	57,027
Direct	**237,020**	195,138	184,598

CO_2 performance


tonne emissions per tonne of production
1.00
0.80
0.60
0.40
0.20
0
0.78
0.82
0.92
05
04
03
Indirect
Direct

Ozone-depleting substances

consumption in kilograms	2005	2004	2003
CFC	**27.2**	40.8	13.6
HCFC	**776.4**	1,447.9	729.7
HFC	**1.0**	–	–

Total footprint NO_x and SO_x

emissions in tonnes	2005	2004	2003
NO_x	**119**	94	100
SO_x	**219**	174	206

Ozone-depleting substances (EN9)

Our strict food safety procedures include refrigeration, which necessitates the use of several gas cooling agents. Last year we reported 136kg of halon use, but further investigation has determined that there are no halon installations at the company, and no usage in the years 2003-2005. The higher than usual figure for HCFC in 2004 was related to re-engineering work at one plant in the Netherlands.

NO_x and SO_x (EN10)

Nitrogen and sulphur oxides affect air quality by contributing to smog and acid rain. Their presence in the atmosphere has been linked to the greenhouse effect and activity in the earth's protective ozone layer.

ENVIRONMENTAL IMPACT 2003-2005

Water use and waste water (EN5 and EN12)

Because the only plant taking up surface water in 2004 has now been divested, this category is no longer reported. With the ongoing technology upgrades at many plants, significant gains in water use performance have been noted. Water treatment methods have also been improved in two plants in Russia and Indonesia.

In waste water we measure the volume of water discharged and also its quality. COD (Chemical Oxygen Demand) is a common waste quality parameter for effluent load.

Total consumption water

in cubic metres	2005	2004	2003
Total	**3,553,108**	3,376,189	3,994,693
Drinking water	**1,385,441**	1,040,287	1,085,373
Ground water	**2,167,667**	2,335,902	2,909,320

Water use performance

cubic metres per tonne of production


16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0
9.10
10.87
15.29
05
04
03

Waste water

total discharges	2005	2004	2003
Waste water discharge m^3	**2,533,084**	2,627,586	3,243,458
COD – discharge kg COD	**845,391**	1,287,918	1,164,095

Waste water performance

discharges per tonne of production


14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.0
6.71
2.24
8.48
4.15
12.41
4.45
05
04
03
Water water discharge (m³)
COD – discharge (kg)

Total volume by-products and waste

in tonnes	2005	2004	2003
Total	**29,971**	24,953	19,919
Hazardous waste	**76**	128	78
Organic waste (disposed)	**1,835**	425	1,422
Organic waste (recycled)	**19,163**	16,583	11,809
Non-hazardous waste (disposed)	**4,820**	4,432	4,583
Non-hazardous waste (recycled)	**4,077**	3,386	2,025

By-products and waste performance

kilos per tonne of production



100
80
60
40
20
0
79.4
80.4
76.2
05
04
03

By-products and waste (EN11)

Changes in organic waste output in 2005 are associated with the start-up of new meals jar production in our plant in Poland. Organic waste figures for 2003 and 2004 have been adjusted to include whey by-products from our plant in Russia, now brought into scope. The higher than usual non-hazardous waste levels recorded in 2004 are associated with the construction of new production lines in several plants.

Environmental compliance

events	2005	2004	2003
Environmental incidents	**1**	1	–
Formal notices	**3**	3	2
External complaints	**14**	30	26

Quality compliance supply chain 2005

average monthly audits conducted



50
40
30
20
10
0
47.5
48.3
40.8
05
04
03

Environmental compliance (EN16)

An environmental incident was reported in our plant in Zoetermeer, in the Netherlands, where a chemical was found stored inappropriately. External complaints related mostly to noise (vehicles and ventilation) and smells (odours, soot and exhaust fumes).

Quality compliance: supply chain (3.16)

Audits in the supply chain are conducted by our quality and food safety compliance team. Over 2005, audits were conducted on approximately 90% of all our raw materials suppliers. In future these audits will be expanded to check broader compliance with our Suppliers Code of Conduct, and we are examining ways to best achieve this.

Supply Chain Management is a Numico Sustainability Focus KPI. See our Environment section (pages 28-31) for details.

2003-2005

Numico's first responsibility is to ensure to the best of our ability the safety and well-being of those who consume our products, and we also accept our special duty of care for those who work for us. We make every effort to be known as a fair and respected employer, and a socially responsible corporate citizen, and we also undertake to help care for the most vulnerable in society. Our reputation and the quality of our many brands depend on high standards of behaviour in the workplace and the ongoing commitment of our employees. With many recent cross-company initiatives – including the Core Values programme, the introduction of an enhanced Code of Conduct, the expansion of annual performance reviews and systematic talent development – we are better placed than ever to measure the company's performance in this area.

Numico has prepared the sustainability data in this Report according to the GRI Guidelines. Reference marks such as PR1, LA5, LA9, etc., refer to these guidelines. For the full list of GRI guidelines, see page 62.

Consumers and Community

Product recalls (PR1)

Numico tracks public product recalls and alerts against a peer group of baby food and clinical nutrition companies worldwide. We source our data from the European Rapid Alert Database, the FDA Enforcement Report Database, and from articles and press releases. With all our peers in the food industry, we are committed to food safety and to reducing the number of incidents that might lead to a recall of food products from distribution. The broad increase in recalls over 2005 reflects the increased vigilance of both food companies and the authorities. We undertook five recalls in 2005. Product Recalls are a Numico Sustainability Focus KPI. See our Food Safety and Consumer chapter (pages 22-27) for details.

Product complaints (PR1)

Until November 2005, complaints about our products were monitored in all our markets from retailers and from healthcare professionals as well as from our consumers; and recorded by our sales units, manufacturing supply points, and our extensive network of Carelines and Helplines.

With the introduction of an integrated customer response system in November 2005, we are better placed to measure the levels of and the reasons for complaints, and to improve the quality and speed of our response – so reducing the already low level of overall complaints. The criteria for complaints have been harmonised and expanded to include issues regarding price and availability as well as 'fit-for-use' product integrity.

The new system will cover 19 European markets in the full year 2006, and is being extended to other markets.

The increase in complaints recorded in October 2005 in Baby Food was associated with repricing and delivery following the introduction of new product lines and packaging, mainly in our Dutch market.

Customer Complaints are a Numico Sustainability Focus KPI. See our Food Safety and Consumer chapter (pages 22-27) for details.

Community giving (EC10)

In 2005 we began for the first time to track our company-wide giving activities. The springboard for this effort was the co-ordinated contribution by Numico and its employees – in all our locations – to help the victims of the tsunami that devastated South Asia, and especially Banda Aceh, Indonesia, in December 2004. The company made a 3-to-1 match of individual employee contributions.

Community Giving is a Numico Sustainability Focus KPI. See our People and Community chapter (pages 20-21) for details.

Product recalls (industry and Numico)


Number of recalls and alerts
35
30
25
20
15
10
5
0
33
5
13
1
8
2
05
04
03
Industry
Numico

Customer complaints 2005 (by sales divisions)


monthly complaints (per million units sold)
50
40
30
20
10
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Monthly complaints per million (Baby)
Moving average (Baby)
Monthly complaints per million (Clinical)
Moving average (Clinical)

Community Giving 2005

Employee cash donations (tsunami)	€ 233,351
Numico company match (tsunami)	€ 692,638
Local company donations (tsunami)	€ 20,960
Other cash donations (orphans, hospitals, etc.)	€ 29,704
Alzheimer Center, VU University Amsterdam	€ 50,000
Foundation for Medical Oncology Research, Amsterdam	€ 100,000
Total	**€ 1,126,653**

Employees

Number of employees (LA1)

Social data in this Report (including employee numbers) reflects our continuing businesses, and historical data is adjusted accordingly. Data collected for the 2003 and 2004 reporting periods employed a different definition of full-time equivalence from that used by our financial reporting system, and consequently covered only about 90% of our workforce. Our new data collection system is aligned with the financial reporting system, and coverage for 2005 reflects *the number of Full-Time* Equivalents (FTEs) employed by Numico at the end of year. The total includes 915 personnel of third parties, and 385 others recorded as translated overtime.

Diversity and management diversity (LA10 and LA11)

As stated in Numico's Code of Conduct, which is signed annually by all senior management, we adhere to the ILO (International Labour Organisation) *standards on non*-discrimination, and we are committed to diversity and equal opportunity in the workforce. In all markets where we do business, our managers are required to hire and promote employees solely on the basis of merit.

Number of employees 2005 (FTEs at year end)



1
2
3
4

1. Western Europe	4,560
2. Eastern Europe	2,470
3. Asia-Pacific	3,196
4. Rest of the world	290
Total	**10,516**

Employment type 2005



1
2

1. Full-time	92%
2. Part-time	8%

Employment of men/women 2005



1
2

1. Men	54%
2. Women	46%

Diversity and management diversity

% women and % women in management



50
40
30
20
10
0
46.2
41.8
47.3
36.6
47.6
36.2
05
04
03
women
women managerial

Source: MeyerMonitor

Workplace safety (LA5 and LA7)

In 2005 we began for the first time to monitor the severity as well as the incidence of reported accidents and injuries, and both cases and severity will be used in future to measure our performance in this important area. The severity rate in 2005 was 31.3 days lost per 200,000 working hours.

There was one fatal accident at Numico in 2005, when a manager in our Czech sales unit was involved in a car crash at the end of her working day. Following this tragic accident, staff at the unit were given extra training in driving safety.

The increase in lost time injuries recorded over 2005 was mainly connected to the introduction of new equipment following an expansion at one of our European plants. In 2006, a new safety and awareness programme will be rolled out to all our manufacturing plants.

Workplace Safety is a Numico Sustainability Focus KPI. See Our people and community giving section (page 19) for details.

Alignment and engagement (LA4)

Numico has tracked the engagement and alignment of senior management since 2002. Data for the years 2003-2005 is extracted from a survey of 160 top managers across the company, as conducted by the independent organisation MeyerMonitor. In 2005 we began to track a broader segment of our workforce – 600 managers. In 2006 we will poll 4,500 people worldwide, (around 1 in every three employees) to assess indicators such as retention, satisfaction and pride.

Employee engagement is a Numico Sustainability Focus KPI. See Our people and community giving section (page 19) for details.

Workplace safety


frequency lost time injuries per 200,000 hours worked
2.0
1.5
1.0
0.5
0.0
1.34
1.22
1.05
05
04
03

Alignment and engagement


aspiration gap between 'ideal' organisation and 'actual' organisation
MeyerMonitor rating survey. Perfect score=0
35
30
25
20
15
10
5
0
13
16
31
05
04
03

Employment creation (LA2)

Because of technical changes this year in our Reporting system, which moved the tracking of employees from a 'country' basis to an 'entity' basis aligned with our financial reporting system, data for arriving and departing employees has had to be estimated in some cases. Over 2005, the total number of reported employees fell from 11,229 to 10,516, as a result of a continuing programme of divestments associated with the rationalisation of our European manufacturing base. However, in our core business our organisation continues to grow rapidly. In 2006, many more people will join the company as a result of the acquisition of the Dumex business in Asia-Pacific.

Employment benefits (EC5 and LA12)

Regional data excludes stock options amounting to € 11 million. For total figures on stock options salaries, pensions and other benefits, see also Payroll on page 41.

Net employment creation


number of employees
3,000
2,500
2,000
1,500
1,000
500
0
1,820
637
956
05
1,793
790
449
04
1,229
713
349
03
Started
Left on non-voluntary basis
Left on voluntary basis

Total employee benefits by region 2005


€ million
500
400
300
200
100
0
327
Western Europe
46
Eastern Europe
30
Asia-Pacific
18
Rest of World
421
Total

Training and development (LA9)

In 2005 we began to gather more details around our training and development programmes, by tracking separately the hours of training given at management level and at other levels. This split had to be estimated in some cases.

Freedom of association (LA3 and HR5)

As stated in Numico's Code of Conduct, which is signed annually by all senior management, we adhere to the ILO (International Labour Organisation) standards that state the right to freedom of association and collective bargaining.

Awareness and compliance (LA4)

At the end of every year we track the progress of implementation, and the success of our awareness and communications programmes across the workforce. We introduced a Whistleblower policy in the first half of 2005, and a new and expanded Code of Conduct in the second half of the year. A company-wide awareness programme to embed both these initiatives in every company location will take place in 2006. A workplace safety programme will also be implemented in 2006.


Training and development
average hours per employee
600
500
400
300
200
100
0
30.5
12.7
24.8
18.2
05
04
03
Management hours
Employee hours
Total hours


Freedom of association
total of participating employees
5,000
4,000
3,000
2,000
1,000
0
4,960
4,002
3,176
3,187
2,779
2,376
3,173
2,760
2,337
05
04
03
Independent trade union
Collective bargaining agreement
Forum or works council


Awareness and compliance 2005
% of total business entities reporting
Implemented new global Code of Conduct
Implemented global Whistleblower policy
Formal health and safety structure
Active safety improvement programme
67%
83%
96%
59%
0%
20%
40%
60%
80%
100%

APPENDIX

The Code of Conduct explains how we work and is our commitment to ensure consumer safety, to support human rights and to contribute to sustainable development and a clean environment. We are a caring company and are dedicated to the interests of our shareholders, and also our stakeholders whom we have grouped into our employees, our business partners, consumers and society as a whole. The Code of Conduct is a translation of our internal company values: 'Care, Agility, Commitment and Integrity', to our performance in society. The Code of Conduct applies to Numico employees all over the world. We also actively promote compliance with the principles of our Code of Conduct with all our business partners, such as joint ventures, contractors, suppliers, and clients.

Transparency
Transparency is the guiding principle of our policies in sustainability and social responsibility. To us, this means that we are transparent in our business operations and that we support an open dialogue with all our stakeholders. We provide timely and complete information on our business policies, activities and our products, and we favour a pro-active approach. We make use of our website, and our financial and sustainability reporting publications, and we participate regularly in sustainability discussion forums.

Corporate governance
We are strongly committed to operate in an open and transparent manner with respect to our internal financial reporting, our control systems and our decision-making processes. To this end, we embrace the guidelines of the Dutch Corporate Governance Code as issued on 9 December 2003, the 'Code Tabaksblat', which we have incorporated in our Corporate Governance Code.

Compliance with legislation
We and our employees are committed to comply with all applicable laws and regulations of the countries in which we operate.

Engagement of stakeholders
We are deeply committed to the interests of our stakeholders, be they our consumers, our employees, our shareholders, our business partners, or the communities in which we operate. Their interests are weighed in our decisions, and if necessary we will consult their representatives.

Food safety and consumer interests
We are committed to offer consumers top quality and safe products which fulfil their needs for a fair price. We place food safety in first place! The health and well-being of babies and patients are our primary concern and responsibility. Therefore, we strive for maximum control over our supply chains and take full responsibility for ingredients used in our products and services. To ensure protection of consumers we furthermore have implemented complaint and recall procedures and a consumer privacy policy.

Product information and marketing
We ensure accurate and complete product information in our labelling, marketing and advertising. Our guiding principle in our marketing strategy for infant milk formula is 'Breast is Best', meaning that we believe that breastfeeding is still the best way to ensure the normal health and development of babies during the first six months of their life. Only where mothers cannot or may not breastfeed or where additional nutrition is necessary, is there a legitimate role for infant milk formula. We have developed guiding principles for the marketing of infant formula based upon the International Code of Marketing of Breast Milk Substitutes of the World Health Organisation. Furthermore, we have developed guiding principles that govern the marketing of our clinical nutrition products, on the basis of clinical relevance and proven health-economic benefits. Compliance in these matters is monitored by an independent Ethical Advisory Committee.

Biotechnology
We are aware of public sensitivity for modern food technologies, such as genetic engineering. This is even more so in the market for specialised nutrition products. Therefore the use of modern technologies, including genetic modification (GMO), is only acceptable to Numico in the research, development and manufacture of new ingredients under the following three conditions – that the safety of the foods and ingredients for human consumption must have been recognised; that the specific ingredient should have a proven functional, nutritional or medical benefit to the consumer; and that there should be sufficient social acceptance in the market of the technology and of the resulting foods. We are also committed to openness, and should genetically modified ingredients ever be used, they will always be declared on the label of the end product.

Environmental protection
We are committed to running our business in an environmentally sound and sustainable manner. We strive to make continuous improvements in the environmental impact of our company by integrating environmental performance into our quality management systems and product design. We are also concerned about the welfare of livestock used for the production of milk or of other food ingredients for our products. We will not perform experiments with animals if another scientifically satisfactory method of obtaining the result sought, not entailing the use of an animal, is reasonably and practicably available.

Employment
Our employees are our most important assets. We look after our personnel, both working inside of our offices and premises and working outside our company walls. We ensure a clean, healthy and safe working environment for all our employees worldwide in accordance with best practice. We provide good working conditions and support personal and career development by training and education. Our recruitment policy encourages workplace diversity, is non-discriminative and based purely upon relevant qualifications. We encourage active participation of employees in our decision-making process.

Human rights
We respect the fundamental human rights of our employees, adhering to ILO (International Labour Organisation) standards in the field of non-discrimination, child labour, forced labour, collective bargaining and freedom of association. When necessary, we will implement alternative measures to ensure compliance.

We also believe that as a multinational company we have an obligation to respect and promote human rights in the countries in which we operate within the spheres of our capacity as a commercial organisation.

Contribution to sustainable development
We are aware of our specific responsibility when operating in an international context. We strive to contribute to the sustainable development of the countries in which we operate and to refrain from non-sustainable practices. We encourage the recruitment of personnel from the local communities. We cooperate with local academic institutions if feasible and desirable and strive to make a contribution to transfer of knowledge and technology.

Business integrity
We are fully aware of our responsibility towards our shareholders and respect their legal rights. We believe that any appearance of insider trading, i.e. the improper use of information for the purpose of personal enrichment or enrichment of another party, should be avoided at all times. We have also regulated the trading in Numico securities by our personnel. In order to avoid conflicting business activities, employees may not engage in any business activity for any of our competitors, customers or suppliers, except when explicitly authorised. Furthermore, we have a strict privacy policy which ensures that our employees preserve and protect confidential information which could either harm Numico's competitive position or employees, customers or competitors, financially or otherwise, if it became known in the public domain.

Ethical conduct
The highest standards of ethical, moral and lawful conduct are expected at all times from every Numico employee, not only in financial matters, but in every aspect of each business and professional relationship. Employees may only conduct business with the company's best interests in mind and on the basis of fair dealing, consideration for the rights of others and the most stringent principles of good corporate citizenship. We expect employees to be familiar with and observe all laws and Numico policies and procedures relating to their business activities, and we will not condone conduct that is unlawful or that violates such policies. We further prohibit the offer or receipt of gifts, hospitality or expenses whenever such arrangements could affect the outcome of business transactions and are not reasonable and bona fide expenditures. We encourage employees to report any acts or transactions that they know or suspect to be in violation of company policies, and we do not hesitate to take disciplinary action against offenders, which may include termination of employment.

Political engagement
We shall not make direct or indirect contributions to political parties, organisations or individuals engaged in politics, as a way of obtaining advantage in business transactions.

Fair competition
We strive to become market leader in our sector and to achieve this in a fair and competitive manner. We conduct our business in accordance with the principles of fair competition, local practice, and all applicable regulations.

Supply chain
We believe that our business values should not only apply to our own activities but that we also have a responsibility to promote and implement sustainability in our supply chain. We aim to add value to our supply chain and therefore consider sustainability an integral part of our purchasing policy. We require our suppliers to adopt and comply with the same principles as we do and will provide support where necessary.

Monitoring, reporting and independent verification
To ensure compliance with our Code of Conduct, we have instituted a monitoring and evaluation system at corporate and subsidiary level. We also verify on a regular basis our suppliers' performance in this respect. We will present the results in our annual Sustainability Report, and we will seek verification by an external auditor.


CODE OF CONDUCT

The Suppliers Code of Conduct forms part of our corporate sustainability policy and has the objective of minimising any adverse environmental and social impact directly associated with goods and services which we purchase.

Numico N.V. and its associated and affiliated companies (Numico) is dedicated to carrying out business in accordance with its Employee Code of Conduct, which embodies our commitment to ensure consumer safety, to support human rights and to contribute to sustainable development and a clean environment. Because we believe that supply chain management is a key contributor in the development and implementation of our Code of Conduct, we have developed a Suppliers Code of Conduct. We assume that sustainable practices in our supply chain will contribute to improvement of our products and to long-term, mutually beneficial relationships with our suppliers. We therefore encourage our suppliers and contractors to adopt sustainability standards and practices consistent with our own. The Suppliers Code of Conduct forms part of our corporate sustainability policy and has the objective of minimising any adverse environmental and social impact directly associated with goods and services which we purchase.

We require our suppliers to explicitly acknowledge and adhere to the principles embodied in the Suppliers Code of Conduct and to ensure that their own suppliers will also comply with these principles. The Suppliers Code of Conduct forms part of the contractual obligations between the supplier and Numico and is subject to periodic verification. Numico will assist suppliers to comply with the

principles embodied in the Suppliers Code of Conduct where possible, but will take appropriate measures against suppliers who refuse to adhere to these principles.

Transparency

Suppliers should be transparent in their business operations and provide us with *accurate and complete* information on their business policies, activities and products, if relevant to our sustainability performance.

Compliance with legislation

Suppliers must comply with all applicable national laws and regulations of the countries in which they operate.

Food safety and consumer interests

Suppliers must ensure the fitness and safety of their products for human consumption. They must fulfil our quality and food safety criteria for raw materials and other ingredients, research, manufacturing and packaging *processes*. Suppliers must be able to guarantee whether or not products delivered to Numico contain genetically modified ingredients. Suppliers should furthermore comply with marketing and labelling requirements as defined by law and as required by Numico.

Environmental protection

Suppliers must strive to continuously reduce the environmental impact of their operations. If compatible with food safety requirements and consumer interests, suppliers should work at a minimum to:

- reduce the use of energy, water and raw materials;
- reduce waste and emissions to air, soil and water;
- reduce the use of chemicals and fertilisers and exclude the use of chemicals and fertilisers which are hazardous to the health of consumers (as stated in our food safety requirements);
- contribute to recycling and reuse of materials and products;
- use environmentally friendly technologies;
- incorporate environmental impact into product development and packaging design.

Suppliers who provide either milk or meat *to Numico must incorporate measures* to protect the welfare of their livestock. Animal testing should not be performed if another scientifically satisfactory method of obtaining the result sought, not entailing the use of an animal, is reasonably and practically available.

Employment

Suppliers must ensure a clean, healthy and safe working environment for all their employees. They should provide salary and benefits in accordance with internationally accepted ILO (International Labour Organisation) standards and refrain from all discriminatory recruitment practices.

Human rights

Suppliers must respect the fundamental human rights of their employees, adhering to ILO standards in the field of non-discrimination, child labour, forced labour, collective bargaining and freedom of association. Suppliers should also respect the human rights of the *local communities* in the countries in which they operate.

Ethical conduct

The highest standards of ethical, moral and lawful conduct are expected of our suppliers. We expect suppliers, and their agents and contractors, to be familiar with and observe all laws and contractual obligations relating to their business activities, and we will not condone conduct that is unlawful or that violates such obligations. We further prohibit the offer or receipt of gifts, hospitality or expenses whenever such arrangements could affect the outcome of business transactions and are not reasonable and bona fide expenditures.

MAJOR SUBSIDIARIES 05/06

Wholly-owned, unless otherwise mentioned.

General
Numico Trading B.V., Schiphol Airport, the Netherlands
Numico Financial Center B.V., Schiphol Airport, the Netherlands
Numico Beheer B.V., Schiphol Airport, the Netherlands
Numico Research B.V., Wageningen, the Netherlands
Numico Nederland B.V., Schiphol Airport, the Netherlands
Nutricia International B.V., Schiphol Airport, the Netherlands
Nutricia Export B.V., Schiphol Airport, the Netherlands
Nutricia Poland B.V. (50%), Schiphol Airport, the Netherlands
Numico Research Pty Ltd., Oakden, Australia
CLF GmbH, Friedrichsdorf, Germany
UK Holdings CAP (Commonwealth, Asia and Pacific) Ltd, Trowbridge, UK
EAC Nutrition Ltd. A/S, Copenhagen, Denmark[1]
International Nutrition Co. Ltd. A/S, Copenhagen, Denmark[1]
INC Shanghai (Holding) Limited A/S, Copenhagen, Denmark[1]

Northern Europe
N.V. Nutricia, Zoetermeer, the Netherlands
Nutricia Nederland B.V., Zoetermeer, the Netherlands
Nutricia Cuijk B.V., Cuijk, the Netherlands
Nutricia Holdings Ltd., Trowbridge, UK
Nutricia Ltd., Trowbridge, UK
Scientific Hospital Supplies Ltd., Liverpool, UK
Nutricia Ireland Ltd., Dublin, Ireland
Numico Infant Nutrition Group, Dublin, Ireland
Nutricia Financial Services Ltd., Dublin, Ireland
Nutricia Infant Nutrition Group Ltd., Wexford/Macroom, Ireland
Nutricia A/S, Allerød, Denmark
Nutricia Norway A/S, Oslo, Norway
Nutricia Baby OY, Helsinki, Finland
Nutricia Clinical OY, Turku, Finland
Nutricia Nordica AB, Stockholm, Sweden

Central Europe
Pfrimmer Nutricia GmbH, Erlangen, Germany
Milupa GmbH, Friedrichsdorf, Germany
Nutricia Deutschland GmbH, Friedrichsdorf, Germany
Nutricia Grundstücksverwaltungs GmbH, Friedrichsdorf, Germany
Milupa GmbH, Puch, Austria
Nutricia Nahrungsmittel GmbH, Vienna, Austria
Nutricia Healthcare S.A., Châtel-Saint-Denis, Switzerland
Milupa S.A., Domdidier, Switzerland
Nutricia S.A., Domdidier, Switzerland

Southern Europe
N.V. Nutricia België, Bornem, Belgium
N.V. Milupa, Bornem, Belgium
Nutricia S.A., Paris, France
Milupa S.A., Paris, France
Nutricia Nutrition Clinique S.A.S. Paris, France
Nutricia Italia S.p.A., Milan, Italy
Mellin S.p.A, Milan, Italy
Nutricia S.A., Madrid, Spain
Nutricia S.A., Valdemoro, Spain
Milupa Portuguesa L.D.A., Linda-A-Velha/Benavente, Portugal
Nutricia Portugal L.D.A., Lisbon, Portugal

Eastern Europe
Numil Hellas S.A., Nea Kifissia, Greece
Numil Gida Ürünleri San ve Tic., Istanbul, Turkey
Numil Hungary Kft., Budapest, Hungary
Nutricia Polska Sp. z.o.o. (49.9%), Opole, Poland
Nutricia Krotoszyn Sp. z.o.o. (50.0%), Krotoszyn, Poland
Nutricia a.s., Prague, Czech Republic
Deva a.s., Nové Mesto, Czech Republic
Nutricia Slovakia s.r.o., Bratislava, Slovak Republic
OAO Istra Nutricia Baby Food (98.9%), Istra, Russia
Nutricia Russia LLC (99.7%), Moscow, Russia
Nutricia – Ukraine LLC, Kiev, Ukraine

Asia-Pacific, Americas
PT Sari Husada Tbk (98.6%), Yogyakarta, Indonesia
PT Nutricia Indonesia Sejahtera, Jakarta, Indonesia
Nutricia Asia-Pacific Holdings Pte Ltd, Singapore[1]
Nutricia (Asia-Pacific) Ltd., Wanchai, Hong Kong, China
Nutricia Pharmaceutical Company, Wuxi, China
International Nutrition Co. Ltd. Shanghai, Shanghai, China[1]
Dumex Ltd. Thailand, Sumutprakarn, Thailand[1]
Dumex (Malaysia) Sdn. Bhd. Negeri Selangor Darul Ehsan, Malaysia[1]
Vietnam Nutrition Joint Stock Co, Ho Chi Minh City, Vietnam[1]
Dumex Philippines Inc. Libis Quezon City, Philippines[1]
Nutricia Australia Pty Ltd., Sydney, Australia
Nutricia Ltd., Auckland, New Zealand
Scientific Hospital Supplies USA Inc, Rockville, USA
Kasdorf S.A., Buenos Aires, Argentina
Support Produtos Nutricionais Ltda., Rio de Janeiro, Brazil

[1] Consolidated starting 2006.

FROM KPMG SUSTAINABILITY

As announced last year in our *Path to Sustainability*, (see page15) we have engaged KPMG Sustainability B.V. to provide assurance on the Sustainability Report 2005-2006, and to chart our course towards fuller verification in the future. As this is the first year of seeking assurance, we asked KPMG to focus the engagement on two significant areas: the qualitative discussion about our food safety efforts, and the functioning and integrity of our newly introduced system for collection, aggregation and validation of environmental and social data, aligned with the financial reporting system.

Assurance Report
KPMG Sustainability

Introduction
We have been engaged by Royal Numico N.V. ('Numico') to provide assurance on the Sustainability Report 2005 (further referred to as 'the Report'). The Report, including the identification of material issues, is the responsibility of the management of Numico. Our responsibility is to issue an assurance report on specified parts of the Report.

Context and scope
As this is the first year of providing assurance, Numico asked us to focus on selected information in the Report, as explained by Numico in their introduction on the preceding page.

Our engagement was designed to provide the readers of the Report with limited assurance on whether the following information is fairly stated:

- Section 'Update: Sustainability report 05/06' on pages 12-15, and the section 'Reporting: Profile, scope and systems' on pages 34-37;
- Section 'Food safety and our consumers', pages 22-27.

'Fairly stated' means that the reported information properly reflects the information contained in the underlying sources such that it is consistent with the source information. In addition, Numico asked us to identify process improvements to enable assurance on the environmental and social data in future Reports.

Standards and criteria
We conducted our engagement in accordance with the International Standard on Assurance Engagements (ISAE 3000): Assurance Engagements other than Audits or Reviews of Historical Financial Information, issued by the International Auditing and Assurance Standards Board. Amongst others this standard requires that:

- the assurance team members possess the specific knowledge, skills and professional competencies needed to understand and review the information in the Report, and that they comply with the requirements of the IFAC Code of Ethics for Professional Accountants to ensure their independence;
- when providing limited assurance, which is a lower level than reasonable assurance, a negative form of conclusion is used.

There are no generally accepted international standards for sustainability reporting. Numico applies its own internal sustainability reporting criteria, derived from the Global Reporting Initiative and further detailed in the Report.

Work undertaken
We performed the following activities:

- assessing the system used to collect environmental, and social benchmark data by interviewing staff and reviewing the systems and processes used to collect the information, including a review of definitions and internal controls in this area;
- reviewing the data aggregation and validation process by interviewing corporate staff and reviewing documentation;
- visiting two production facilities (supply points) to assess the data collection process at local level;
- assessing the information related to food safety by interviewing corporate staff and management, and reviewing underlying documentation.

During our investigation we discussed the necessary changes in the Report with Numico and determined that these changes have been adequately incorporated in the final version.

Conclusion
Based on the work undertaken we conclude that the following information does not appear to be unfairly stated:

- Section 'Update: Sustainability report 05/06' on pages 12-15, and section 'Reporting: Profile, scope and systems' on pages 34-37;
- The section 'Food safety and our consumers', pages 22-27.

Commentary
Without affecting the conclusion presented above, we would like to draw readers' attention to the following:

Numico has integrated the reporting for environmental and social performance data into their existing financial reporting system, which we consider as a solid basis for reporting. To ensure the accuracy and completeness of these data and to facilitate external assurance on performance data in future reports, we recommended Numico to further detail the definitions and to improve the local understanding of definitions and the reporting process, to further instruct staff on data analysis and reviews at local level and to further develop the validation procedures at corporate level.

We also encourage Numico's stated ambition to provide concrete performance targets in specific focus areas in its next Report.

KPMG Sustainability B.V.



Prof.dr. G.C. Molenkamp (Director)
Amsterdam, 14 July 2006

GLOBAL REPORTING INITIATIVE GUIDELINES

Core indicators

Credo

Indicator	Section	Page
1.1	Our vision and strategy in corporate responsibility	01, 15
1.2	Statement from our CEO	04

Who we are

Indicator	Section	Page
2.1	Our name	Outside front cover
2.2	Our products and major brands	35
2.3	Our operational structure	35
2.4	Our operating companies and subsidiaries	59
2.5	Our countries of business	37
2.6	Our legal structure and ownership	39
2.7	The markets we serve	37
2.8	The scale of our organisation	35
2.9	Our stakeholders	08, 13

About this Report

Indicator	Section	Page
2.10	How to contact us – your feedback	15
2.11	Reporting period	Inside front cover
2.12	Any previous reports	13
2.13	Report boundaries	35
2.14	Any significant changes	36
2.15	Our reporting basis	35
2.16	Any re-statements	36
2.17	GRI principles and protocols	13
2.18	Criteria for defining costs and benefits	38, 41
2.19	Any changes in measurement methods	36
2.20	Accuracy, completeness and reliability	36
2.21	Any independent assurance	60
2.22	Additional information	13

Our structure

Indicator	Section	Page
3.1	Our governance structure	33
3.2	Independence of our Supervisory Board	33
3.3	Board membership criteria	33
3.4	Board oversight of risk	41
3.5	Executive compensation and non-financial goals	N/A
3.6	Oversight of sustainability issues	33
3.7	Mission, values and Codes of Conduct	15, 54
3.8	Shareholder feedback mechanisms	38

Our stakeholders

Indicator	Section	Page
3.9	Identification and selection of stakeholders	08
3.10	Stakeholder consultation	55
3.11	Stakeholder feedback	08
3.12	Learning from stakeholders	08

Formal links and policies

Indicator	Section	Page
3.13	Precautionary policies	25, 27
3.14	Voluntary charters	27
3.15	Membership of business associations	08
3.16	Our approach to supply chain management	30
3.17	Our policies on managing indirect impacts	31
3.18	Our approach to major operational changes	17
3.19	Improvement programmes and actions	12, 33
3.20	Certifications of accountability	29

Our economic performance

Indicator	Section	Page
ec1	Net sales	39
ec2	Geographic view of our key markets	37
ec3	Cost of goods and materials	39
ec4	Contracts paid	N/A
ec5	Total payroll and benefits, by region	41, 52
ec6	Interest and any dividends	40
ec7	Increase or decrease in retained earnings	41
ec8	Taxes paid, by region	41
ec9	Any subsidies, by region	N/A
ec10	Cash and in kind donations	49

Our environmental performance

Indicator	Section	Page
en1	Raw materials used, by type	43
en2	Any use of third-party waste	N/A
en3	Direct energy use	44
en4	Indirect energy use	44
en5	Water use	46
en6	Ownership of biodiversity habitats	N/A
en7	Biodiversity impacts	31
en8	Greenhouse gas emissions	44
en9	Ozone-depleting substances	45
en10	Airborne emissions such as NO_x and SO_x	45
en11	Waste by type and destination	47
en12	Discharge of effluents	46
en13	Any fuel, oil or chemical spills	N/A
en14	Environmental impact of goods and services	31
en15	Recycling of our products	47
en16	Any incidents of environmental non-compliance	47
en17	Renewable energy	44

Our social performance (employees)

Indicator	Section	Page
la1	Our workforce, by geography	50
la2	Net employment creation and average turnover	52
la3	Independent trade union memberships	53
la4	Our workforce consultation programmes	19
la5	Occupational disease and accidents	51
la6	Our health and safety committees	53
la7	Injuries, absences and lost time	51
la8	Policies on HIV/AIDS	N/A
la9	Time invested in training and education	53
la10	Our policies on equal opportunity	50
la11	Executive diversity	50
la12	Employee benefits	41, 52

Our social performance (people and society)

Indicator	Section	Page
hr1	Our policy on human rights	55
hr2	Human rights in action	N/A
hr3	Human rights in our supply chain	58
hr4	Our policy on non-discrimination	55
hr5	Our policy on freedom of association	55
hr6	Our policy on child labour	55
hr7	Our policy on forced labour	55
so1	Our policy on community impact	56
so2	Our policy on bribery and corruption	56
so3	Our policy on political contributions	56
pr1	Our policy on customer health and safety	55
pr2	Our policy on product labelling	55
pr3	Our policy on consumer privacy	55

N/A – Data not applicable, or not reliable or not available at a corporate level in 2005.
In future Reports we will endeavour to redress these gaps.

GLOSSARY

A Note on the meaning of Sustainability:
The concept of Sustainable Development was developed in 1987 by Gro Harlem Brundtland, the prime minister of Norway; and was popularised thereafter by many scientists and opinion leaders. The World Commission on Environment and Development in its report '*Our Common* Future' defined Sustainable Development as "meeting the needs of the present generation without compromising the ability of future generations to meet their own needs." At first understood as a term relating primarily to the protection of the environment, Sustainability has come to be associated with a much broader agenda adopted by companies who have concern for the impact of their business in the world. Many new terms have been introduced to describe this agenda – the most popular being Corporate Citizenship and Corporate Social Responsibility (or CSR). At Numico, we accept the broader meaning of Sustainability – often sloganised as People, Planet, Profit – and in this Report it may be understood as allied and (often) interchangeable with Citizenship and Social Responsibility.

- **5P**
A Numico quality improvement project, standing for: People, Premises & Facilities, Procedures & Practices, Process & Equipment, and Product
- **CFC**
Chlorofluorocarbon. CFCs are considered deleterious to the ozone layer
- **CO_2 Carbon dioxide**
This is the most prevalent greenhouse gas
- **COD**
Chemical Oxygen Demand
- **FTE**
Full-time equivalent
- **GJ Gigajoule**
The Joule (J) is the basic energy unit of the International System of Units (SI), ultimately defined in terms of the metre, kilogram and second
- **Global warming or greenhouse effect**
The increasing temperature of the atmosphere due principally to the burning of fossil fuels like coal, gas and oil in power stations and vehicles
- **GHP and GMP**
Good Hygiene Practices (GHP), Good Manufacturing Practices (GMP)
- **GMO**
Genetically modified organism
- **GRI**
Global Reporting Index
- **HACCP**
Hazard Analysis of *Critical Control* Points
- **HCFC**
Chlorofluorocarbon with one or more hydrogen atoms. HCFCs are an alternative to CFCs, with approximately one-tenth of their ozone-depleting properties and greenhouse effect
- **IFRS**
International Financial Reporting Standard for financial statements (replacing GAAP, Generally Accepted Accounting Principles)
- **ILO**
International Labour Organisation
- **ISO 9000**
Widely adopted series of international standards that define an effective quality assurance *system for manufacturing* and service industries
- **ISO 14000**
A family of international environmental management standards
- **ISO 22000**
International standard, expected in 2006, that will form the basis for setting up, auditing and certifying food safety management systems. ISO standards are formulated by the International Standardisation Organisation, founded in 1947
- **KPI**
Key Performance Indicator
- **NGO**
Non-governmental Organisation
- **NO_x Nitrogen oxides**
Gases contributing to the greenhouse effect and possibly to the deterioration of the stratospheric ozone layer
- **SO_x Sulphur oxide**
Gases contributing to acid rain
- **WHO**
World Health Organisation

Written and produced by Numico Corporate Communications
Designed by Addison Corporate Marketing Ltd.
Printed in Belgium by Deckers Druk

Royal Numico N.V.
P.O. Box 75538, 1118ZN Schiphol Airport
The Netherlands. +31 (0)20 456 9000



INTRODUCTION

This is Numico's second Sustainability Report, following on from our inaugural Report published in October 2005. Once again, the editors of this Report would like to thank the many Numico employees around the world who have offered their time to supply the background information and the data that have made this Report possible. We also thank our stakeholders for the valuable feedback supporting our efforts to improve the quality of this Report.




NUMICO
SUSTAINABILITY REPORT



NUMICO



NUMICO

Sustaining life

Sustainability report_04/05

This is Numico's first published Sustainability Report. All tabulated data in this Report (pages 2-3: Key Figures, and pages 36-51: Benchmark Data) refer to the period 2004 and before, and in this sense the Report is a companion to our Annual Report 2004. However, to demonstrate our priorities in corporate responsibility and give a full and updated picture of our work, many descriptive passages (pages 18-35: Activities) refer also to projects initiated or ongoing in the period January-September 2005.

The editors of this Report would like to thank the many Numico employees around the world who worked so hard to supply the background information and the data that have made this Report possible.

Nourishing life: who we are

Numico is a high-growth, high-margin specialised nutrition company.

We specialise in nutrition for babies, sick and elderly people. We are the European market leader in baby food for the age range of 0-3 years; we have market leadership positions in general malnutrition, disease-specific and dietetic nutrition, in Europe and internationally; and we are one of the fastest-growing food companies in the world.

Sustaining life: what we do

Numico's business is specialised nutrition that sustains life for the very young, the old and the vulnerable. In everything we do, our first priority is the safety of our products and the care and protection of the consumers who depend on them.

How we do it

Numico at a glance – financial performance 2004

2004 sales by division EC1*



- Baby Food 64.8%
- Clinical Nutrition 35.0%
- Discontinued business 0.2%

2004 sales by region EC1*



- Western Europe 67.4%
- Rest of the world 32.6%

Baby Food[1]


8.4%
5.6%
04
03
Net sales growth[2]


19.0%
18.2%
04
03
Return on sales[3]

2004 sales by category



- Milks 71.8%
- Cereals 11.3%
- Foods 13.3%
- Other 3.6%

Clinical Nutrition[1]


11.9%
10.0%
04
03
Net sales growth[2]


28.6%
29.3%
04
03
Return on sales[3]

2004 sales by category



- General malnutrition 51%
- Disease specific 49%

Notes:
[1] Performance at comparable rate. [2] Continued businesses. [3] Excluding exceptional items.

Net sales	Operating result	Return on sales
€1,722 million	€315 million	18.3%

*Numico has prepared the sustainability data in this Report according to the guidelines of the Global Reporting Initiative (GRI). On this double page and on pages 36-51, reference marks such as EC1, PR1, LA1, EN1 refer to the GRI Index guidelines, which are printed in full on pages 60-61.

For our company profile, see page 37. Financial figures on this page and on pages 37-41 are taken from Numico's Annual Report 2004. Please consult the Annual Report, available on our corporate website for more details.

Numico at a glance – sustainability performance 2004

Public recalls baby food 2002-2004 PR1*


Total recalls baby food
Total Numico recalls
Total public recalls of a baby food product
15
10
5
0
13
1
8
2
9
5
04
03
02

Customer product complaints PR1*


Monthly complaints per million customer units produced
Moving annual average trend
Customer complaints
20
15
10
5
0
16.8
18.5
16.8
14.2
12.8
13.9
14.8
18.5
15.1
14.1
16.5
15.5
J
F
M
A
M
J
J
A
S
O
N
D

Number of employees year end in FTEs LA1*


Northern/Western Europe 23.5%
Central/Southern Europe 18.5%
Eastern Europe 20.1%
Rest of the world 37.9%
Total 11,229

Workforce diversity Number of men/women year-end LA10*


Men 53.2%
Women 46.8%

Raw materials use EN1*


Tonne/tonne production
1.5
1.0
0.5
0.0
1.32
1.35
04
03

Excluding SP Châtel (making pieces).

Energy use EN3*, EN4* and EN17*


Electricity
Gas
Oil
Coal
Gigajoules/metric tonnes
8
6
4
2
0
0.9
2.6
2.3
1.2
1.2
2.7
2.6
1.3
04
03

2004 sustainability milestones

- **March 2004** MeyerMonitor motivation and satisfaction survey for management
- **April 2004** Full adoption of the Dutch Corporate Governance Code
- **May 2004** First Numico Booster Awards event for suppliers
- **June 2004** Formation of Sustainability Steering Group
- **July 2004** Amendment of Numico's Articles of Association
- **September 2004** Publication and roll-out of Issues and Crisis Management handbook
- **September-December 2004** Global roll-out of Numico's Core Values programme

Public baby food recalls 2002-2004 Numico benchmarks against a peer group of baby food companies. Data sources: European Rapid Alert Database, FDA Enforcement Report Database, articles and press releases. With all our peers in the food industry, Numico is committed to food safety and to reducing the number of incidents that lead to a recall of food products from distribution.

Number of employees Numico's global workforce shrank last year, primarily as a consequence of the divestment of our US supplements businesses. However in our fast-growing core Baby Food and Clinical Nutrition businesses, we created about 50 jobs a month in 2004.

Raw materials use We are committed to developing ever closer relationships with our suppliers, to promote sustainability values and improve the quality of the products we make and sell for our customers.

Customer product complaints Complaints about products, as received by our sales units, supply points, Carelines and Helplines – are swiftly actioned. We are committed to improving our response times and reducing overall complaints through a globally integrated customer response system to be introduced from early 2006.

Workforce diversity Numico's newly published Code of Conduct reiterates our commitment to diversity in the workforce, and to hiring and promoting employees solely on the basis of merit.

Energy use We are committed to make more efficient use of the energy we use in the conduct of our business, and to explore greener energy options.


Jan
38 months with Numico
CEO

Message from the CEO

To our stakeholders

The past three years have been a period of great transition for Numico, as we have moved to fulfill our mission as a high-growth, high-margin specialised nutrition company. During this dynamic period, we have taken steps to increase transparency across the company and to communicate fully the aims and activities of our business to all stakeholders.

Tangible evidence of this attitude is now in your hands – our first Sustainability Report.

We have carefully reviewed Numico's key actions to evaluate where and how we can most effectively sustain value for our stakeholders. We have defined four areas of focus:

> Continued focus on food safety: As a food manufacturer serving the vulnerable, we will continue to place food safety at the centre of our efforts, upholding the highest standards with rigour and commitment.

> Contribution through innovation: As a leader in specialised nutrition, Numico has a responsibility to contribute to scientific advancement, by developing innovations which contribute to our customers' well-being, and by aiding consumer understanding, through greater information and dialogue and via helpful labelling and marketing.

> Commitment to people: As a worldwide organisation, we take pride in the diversity and talents of our people. We recruit and develop our people solely on the basis of merit, and we strive to offer the best possible working conditions at all levels of the company.

> Caring for the environment and the community: As a company, we seek to work in harmony with the environment, for the quality and integrity of our products – and our planet. As individuals and collectively, we are committed to contributing to a healthy and hopeful world. We support our employees in their generous efforts to serve their communities and to help those in need.

This Report provides a balanced assessment of Numico's economic, environmental and social performance in 2004, as well as a discussion of the priority areas in sustainability that we have identified for Numico, and the focus KPIs – the key performance indicators – that have been identified as areas for future improvement.

There is a saying from my part of the world that trust "comes on foot and leaves by horse", reminding us that trust is slowly won and quickly lost. We understand that we will be measured not by the statement we make today or the steps already taken, but by the steady progress that we are able to demonstrate in the future.

I look forward to reporting to you on that progress in the years to come.



Jan Bennink
President and CEO

Specialisation

As a science-based, consumer-oriented specialised nutrition company, Numico is uniquely positioned to raise awareness of the benefits of healthy eating for babies and toddlers, as well as for the sick and elderly. With nutrition marketing experts like Niamh, we are developing more friendly and effective product labels – to reinforce the 'Breast is Best' message in infant formula, to enable busy parents to make smarter choices in baby food, and to help vulnerable patients with ingredients tables that are clear and complete.



Niamh

140 months with Numico

Director Nutrition Marketing, Baby Food

Location: *Ireland*



Healthy nutrition

Rigour

The farmer's field is the first link in the chain of food safety, and it is there Numico begins the rigorous quality assurance of the ingredients that go into our products. By meeting with our agricultural suppliers on their own ground, food inspectors like Arie can audit at first-hand how animals are pastured and fed, and how crops are cultivated and harvested. His reports allow us to monitor and enforce the strict environmental standards that we expect from all our supply chain partners.

Arie

167 months with Numico

Manager Quality Assurance

Research & Development

Location: *The Netherlands*

2_Environment & food safety



Dynamism

During 2004, the members of our European Works Council addressed the challenge of a dynamic transformation of the organisation through Project Focus – a plan that affected people in eight manufacturing facilities in six countries, including employees represented by Bettina. Because of a strong bond of trust between the Council and Numico management, continuous and open dialogue allowed this highly-complex project to move ahead rapidly and successfully, without a single day of disruption or lost production.

Bettina

324 months with Numico

Works Council Chairperson, Milupa

Location: *Germany*

3_People & good governance



Focus

In countries and communities large and small, Numico employees and management teams readily give their time and their enthusiasm to supporting those who most need help – the very young and the very old. In our charitable work as in our business, we have the same clear point of focus – to serve and protect the most vulnerable members of society – whether in offering funds and assistance for mothers and children in Indonesia, or in sponsoring local caregivers for the understaffed and cash-hungry orphanages of Turkey.

Ozer

96 months with Numico

Managing Director Baby Food

Location: *Turkey*

4_Community



Sustainability reporting strategy

In selecting our areas of focus in **sustainability and social responsibility**, we consider what is most likely to add value both inside and outside the business, and examine where we can be most effective in making a difference. To further enhance Numico's performance in sustainability practices, we have created a standard global sustainability reporting system, based upon the widely-used GRI guidelines, and ensuring that we report fully on our triangular responsibility – to **People, Profit and Planet**. This inaugural Sustainability Report represents our first step on an upward path towards a deeper dialogue with our stakeholders, and recognition of our progress.

Key facts 2004

> Regular sustainability reporting process initiated
> GRI-aligned benchmarking introduced
> Focus KPIs agreed in all areas of the business

Priorities

> Integration of sustainability into core management systems
> Independent verification of sustainability reporting data
> Formal participation of key stakeholders

About our stakeholders
As a specialised nutrition company doing business in many countries, Numico has a very wide range of stakeholders – people and organisations who have a legitimate interest in our success, in the impact of our operations, and in the way we conduct ourselves. These stakeholders include our employees, shareholders, and all our customers; suppliers and retailers; works councils, unions and labour organisations; the medical and nursing professions; government, industry and consumer bodies; and non-government organisations (NGOs) whose concern is the protection of mothers, children, natural resources or the environment. We talk regularly with many of these stakeholders, in settings both formal and informal, at many levels of the company and in many countries. As part of our commitment to transparency and to reporting on our sustainability practices we are working to bring more structure to these contacts, and to defining a new process which will take better account of the views we receive and allow a positive and productive dialogue on issues of concern. As time and resource permit, we hope in due course to develop a system where the expressed views of key selected stakeholders are included as part of the preparation of this Report.

This Report would have little value if it did not address the diverse interests of our stakeholders, and stimulate further discussion. Numico reserves the right to decide how best to manage and develop its business, but we are always ready to listen to the views of those who take a responsible approach to the work we do, and who share our goal to create sustainable value for the long term and in the interest of all.

Initiatives
Management focus
In June 2004, Numico's Executive Board decided to address the issue of sustainability with a more structured approach. The Board's agreed aim was to broaden the channels of communication and share more widely the company's strong track record in sustainability policies and practices. The Board set up a new Sustainability Steering Group, with a mandate to develop a company-wide sustainability reporting structure and to publish the company's inaugural Sustainability Report within two years. All divisions and departments are represented in the steering group, with particular input from Supply Point Operations, Procurement, Food Safety and Human Resources.

In August 2005, the Supervisory Board of Numico set up a new committee for Corporate Governance and Social Responsibility. In future, this three-person committee (see page 34) will meet regularly and monitor the company's progress in the sustainability area.







Sustainability reporting strategy



Numico focus KPIs

> Economic:
Cost of Goods
Interest Coverage
Donations

> Environmental:
CO_2 Footprint
Supply Chain Management
Product Quality Compliance

> Social:
Health and Safety
Career Development
Product Labelling

Reporting structure

This is Numico's first published Sustainability Report, and its detailed contents begin here, falling into two parts. In the first, descriptive section (pages 18-35) we have prepared five chapters laying out the principal areas of priority for sustainability at this company – **Food Safety, Healthy Nutrition, People and Community, Environment, and Transparency and Governance.** In these chapters we describe our activities, our values and our ambitions, and goals for both the short and the long term. In the second section (pages 36-51) we publish our **Benchmark Data** – the figures on our performance in 2004 (and also in 2003) under the headings of Economic performance, Environmental oversight and Social responsibility.

These general headings are often summed up by the phrase People, Planet and Profit, and they map to the data requirements of the **GRI (Global Reporting Initiative)**, whose guidelines we have followed in this Report (pages 60-61). We call these our benchmarking data because they represent a point of departure – a baseline of which to compare our progress. The value of our 2003-2004 benchmarking will grow over time, as we add more data in future years to allow for better visibility of our performance in all areas.

In tracking our future progress, the compass points will be our **Numico Sustainability Focus KPIs**. These nine performance indicators – three Economic, three Environmental and three Social – cover all areas of our business, and will be the principal focus of our improvement efforts in the years to come.

Sustainability management reporting system

To gather reporting data for the period 2003-2004, Numico set up a dedicated website for 52 Supply Point and Human Resources managers in more than 30 countries. Data submitted was monitored by an independent consultant (DHV) in response to nearly 400 questions in the environmental and social areas, through two rounds of validation. Qualitative data was also collected from many areas of the company.

From 2006, sustainability data collection will be aligned through the financial reporting system. As part of our policy of continuous improvement, we will collect more data in new areas, so as to better understand our profile in important areas such as employee diversity, supplier and partner profiles, and customer contacts.

Contact us

This is Numico's first Sustainability Report, and we encourage all readers to offer their views and to help us with any constructive feedback they have. We would like our next Report to be more detailed and complete in our areas of focus, and more aligned to the information that our readers and stakeholders would like to have about the company's performance and social responsibility profile.

Please e-mail us:
Sustainability@numico.com

GRI Index

In common with hundreds of other companies in Europe and elsewhere, Numico uses guidelines developed by The Global Reporting Initiative (GRI) as the framework for its Sustainability Reporting. GRI is a multi-stakeholder process and independent institution whose mission is to develop and disseminate globally applicable Sustainability Reporting Guidelines. These guidelines are for voluntary use by organisations who choose to report on the economic, environmental, and social dimensions of their activities, products, and services. Started in 1997, GRI became independent in 2002, and is an official collaborating centre of the United Nations Environment Programme (UNEP) and works in cooperation with UN Secretary-General Kofi Annan's Global Compact. GRI incorporates the active participation of representatives from business, accountancy, investment, environmental, human rights, research and labour organisations from around the world. In mid-2006 GRI plans to publish a new and updated set of guidelines (G3), which Numico intends to adopt.

Communication

Ten thousand copies of this Report will be printed, and made available (in English language only) to all our shareholders and to other interested stakeholders. In addition, all materials have been published online, and will remain freely available on Numico's corporate website at www.numico.com/sustainlife

Third-party assurance

Numico will retain the Netherlands arm of KPMG Global Sustainability Services to prepare a road map allowing for independent evaluation of future Reports, beginning as early as 2007 if possible. For this 2004 Report, outside parties have reviewed the text carefully to provide recommendations aimed at improving the clarity and accountability of our reporting. They have also reviewed reporting principles and systems aimed at providing recommendations for improving systems for future reporting.

In our next Report, assurance activities will focus on CSR issues most relevant to the core business, and a selection of qualitative and quantitative data, including data and text assertions for energy use, CO_2, water consumption, economic input from the Numico Annual Report to shareholders and information related to food safety, consumer complaints, consumer health and safety, and the implementation programme of the Employee Code of Conduct and Suppliers Code of Conduct.

Path to sustainability


Recognition
Annual KPI improvements
Best-in-class sustainability practices
Stakeholder participation
Independent verification of Report data
New Code of Conduct for Suppliers – roll-out
First annual Sustainability Report published
Progression
Numico Core Values adopted
Numico Sustainability Focus KPIs adopted
Leadership changes at Numico
Corporate governance enhanced
Global sustainability management system
Enhanced Code of Conduct for Employees
Foundation
'02
'03
'04
'05
'06
'07
'08
'09
'10

Food safety

Product integrity and food safety remains our first priority, and the quality of our ingredients depends on sustainable environmental practices. Our food safety system is comprehensive and subject to continuous improvement. At every stage on the long and complex journey from farm to table, our products are monitored with constant vigilance and unswerving attention to detail. To help maintain full control and visibility, we have formed close relationships with our suppliers; and to further safeguard our customer confidence in our products, we have recently upgraded our process for managing unexpected issues and food safety alerts.

Key facts 2004

> Dedicated Quality & Food Safety team expanded to 62

> Issues and crisis response training for 150 managers

> 80 major suppliers attended first Numico Booster Awards

Priorities

> Ingredients: exercise full control of the supply chain

> Suppliers: survey global partners to further deepen relationships

> Manufacturing: build sustainability practices into all operations



Initiatives

Dedicated Quality & Food Safety organisation

Quality and food safety at Numico is the responsibility of every employee, and especially of the dedicated team of 62 persons worldwide reporting to the Vice President of Quality & Food Safety. Fifty other Numico employees work full-time on quality assurance in the manufacturing environment of our supply points. Product integrity is also the guiding philosophy of Numico's Research and Development group, which is committed to assuring integrity at every stage in the design and development of safe, efficacious and reliable products that deliver against real consumer needs.

Quality systems

Numico has been working closely with leading industry groups to help define the future requirements for ISO 22000, the management system designed to harmonise food safety standards across the world, and ensure a safe food chain across borders. Numico is confident of being able to meet all requirements of the new standard when it is introduced in 2006.

At present all our factories have Hazard Analysis of Critical Control Points (HACCP) in place. Our integrated quality systems are based on these and other internationally recognised standards and on local regulatory requirements. However, to ensure consistently high quality standards across our supply chain we exceed the accepted norms for the food industry. Numico sets annual targets for continuous improvement at all our supply points. Performance and standards are reviewed by a group of experienced auditors who visit each factory at least once a year. A detailed report indicating gaps and corrective actions is made and communicated to the Executive Board. In 2004 all factories improved their audit results significantly.

Raw material audits

We have a dedicated system in place to make detailed risk assessments for each class of raw material purchased, defined across three risk categories. For lower-risk Category 2 and 3 raw materials we check the source of supply and make visits or perform more thorough audits of the supplier. Higher risk Category 1 raw materials – such as cereals, milk, and fresh fruit and vegetables – are controlled across the full supply chain, "from farm to factory". Farms are visited, intermediate suppliers are audited and extra tests are performed. In 2004 more than 200 farmers were visited across Europe, and 70 audits were performed. Risk analysis is performed on as many as 300 raw materials every year.

Label compliance/ product authenticity

The natural ingredients used in our products contain vitamins/minerals at varying levels, which we monitor closely as we supplement the food mix. Whenever we find a deviation, Product Development takes action to modify the recipe as appropriate. In 2004 we analysed over 3,000 samples to test the match between the labelled amounts of vitamins/ minerals and the actual levels.

Hygienic conditions

Very frequent testing is used to monitor hygienic handling procedures in our factories. Although all our products comply with the strictest regulated bacterial limits, we set up a working group in 2004 to share best practice worldwide in the continuous improvement of hygienic conditions in the process environment and equipment of our factories.

Packaging migrations

Packaging materials in contact with products can cause migration of substances from the packaging to the food. In 2004 Numico was a member of an industry group of food manufacturers and suppliers which investigated the possible migration of substances from the caps on glass jars and other packaging. We subsequently worked with our suppliers to initiate changes in cap development, and will continue to monitor and make improvement as necessary, to ensure minimal migration from packaging materials to food.

Food safety



Courtesy of Scott Martin

Numico's safety chain


Infant Formula
Healthy Baby
Farmer's Field
Chicken Feed
Laying Birds
Graded Eggs
LCP Fatty Acids
NUMICO





Numico's safety chain
Numico's safety chain graphic (at left) demonstrates the care we take with all the ingredients that go into our products. Tiny amounts of LCP fatty acids – a key development nutrient – are added to our premium infant formula in many countries. These LCPs are sourced from a supplier who extracts the nutrient from fresh eggs. However, Numico conducts its own food safety audit and monitors environmental conditions right back down the supply chain – the eggs, the laying hens, the chicken feed and the fields in which the feed was planted.

Product quality compliance
We regularly analyse end products produced by all our facilities, testing for standards related to contaminants/residues (heavy metals, mycotoxins, pesticides), nutritional compliance (vitamins/minerals) and microbiological quality. Remedial action plans are developed and carried out as necessary. Numico's Central Laboratories Friedrichsdorf (CLF) GmbH at Friedrichsdorf – one of the most advanced food quality centres in Europe – performs these analyses. In 2004, CLF continued to develop its valuable compliance database and conducted over 18,000 analyses.

Product Quality Compliance has been identified for continuous improvement as a Numico Sustainability Focus KPI (Environmental).

Issues and Crisis training
Numico's reputation depends on our shared commitment to protect consumers and employees alike from risk – and particularly in the area of quality and food safety. In the event of an unexpected crisis, it will not be enough to show care and concern. We will be judged, before all else, on the speed and effectiveness of our response to the issue. Communication plays a crucial role in the escalation of an incident into an issue or crisis. The policy of the company regarding such situations is based on three key principles: openness, honesty and timeliness.

Under the global Issues and Crisis Management system introduced in September 2004, and continued throughout 2005, more than 150 team members have been trained to use our Issues and Crisis Management handbook and to mount a rapid, transparent and co-ordinated response to any situation – incident, issue or crisis.

Biotechnology: We are aware of public sensitivity for modern food technologies, such as genetic engineering. This is even more so in the market for specialised nutrition products. Therefore the use of modern technologies, including genetic modification (GMO) is only acceptable to Numico in the research, development and manufacture of new ingredients under the following conditions – that the safety of the foods and ingredients for human consumption must have been recognised; that the specific ingredient should have a proven functional, nutritional or medical benefit to the consumer; and that there should be sufficient social acceptance in the market of the technology and of the resulting foods. We are also committed to openness and should GMO ingredients ever be used, we will declare them on the label of the end product.

Stakeholders

> Consumers
> Retail customers (like supermarkets)
> Healthcare customers (like hospitals)
> Suppliers
> Food safety and manufacturing industry groups
> Food chain and sustainability NGOs
> Government food safety bodies

Soy

Soy-based infant formula is often used when babies have conditions such as lactose intolerance or sensitivity to cows' milk. It is estimated that 15-25% of infants in the USA are fed soy infant formula. In the past there have been several discussions on the safety of soy infant formula, because of the phytoestrogen hormones that are naturally present in soy and many other foods such as wheat and rice. Estrogen compounds are also present in human milk. No adverse effects to soy protein formulas have been identified, and the scientific literature offers no evidence of hormonal changes in human infants. More information is available on our corporate website www.numico.com

Enterobacter sakazakii

Since 2001, Numico has been working closely with researchers at the University of Dublin to better understand the Enterobacter Sakazakii, which has been implicated in sporadic outbreaks of disease in premature and immuno-compromised infants within the first weeks after birth. Powdered infant formula has been implicated in a few of these cases.

Numico has an integrated strategy designed to minimise the possible contamination of powdered products, and our infant formulas also undergo a strict testing regime.

More information is available on our corporate website www.numico.com

Supplier relationships

We place great emphasis on a strong and mutually rewarding relationship with our suppliers, on whom we rely for the quality of our products.

On 7 June, 2004 Numico staged its first annual Booster Awards ceremony to recognise and encourage its top-tier suppliers, for their outstanding value-adding performance and contribution to Numico's strategic objectives. Numico created five categories for the Booster Awards reflecting its main purchasing portfolios. An additional award was created for Innovation. The winners were selected from a shortlist of 6,000 Numico suppliers, against criteria that included service and company approach, product quality, timeliness, cost-effectiveness, pro-active cost-saving performance and driving innovation. The winners in each category were: DMV International (Dairy, Proteins, Fats and Oils); Ajinomoto (Ingredients); Bischof & Klein (Packaging); Deckers Druk (A&P); Adecco (Other Goods & Services) and Huhtamaki Babynov (Innovation).

Food Safety Advisory Board

Numico's Food Safety Advisory Board consists of internationally renowned, independent experts in the fields of toxicology, food and medical microbiology, veterinary science and process technology from across the globe.

The Board regularly meets, together with the company's experts, to discuss current developments in the area of quality and food safety. In 2004 the subjects covered included pathogens (including E. sakazakii) and the impact of nanotechnology in relation to food safety.

Healthy nutrition

Our products play a key role in the development of healthy, happy babies and in the support of those stricken by disease or the burdens of old age. At Numico we are committed to develop and market products of the highest nutritional quality, combining our scientific expertise with the understanding that comes from putting the customer at the centre of our thinking. But to make better choices, people also need to know more about the benefits of healthy nutrition. We believe we have a social responsibility to raise awareness among our customers, with consumer-friendly labelling and other information-sharing initiatives.

Key facts 2004

- > Science: five nutrition-related patents sought or granted
- > Consumers: 600,000 callers to Carelines and Helplines
- > Stakeholders: two new Scientific Advisory Boards established

Our priorities

- > Responsible marketing: breast-feeding is best for infants
- > Information: friendly nutrition labelling on all products
- > Childhood obesity: research into metabolic imprinting to reduce risk in the first years

Initiatives

Labelling – Baby Food

Consumers are increasingly aware of the importance of good nutrition, particularly for their infants and toddlers. They are also increasingly anxious about the safety and nutritional balance of the diets they feed their families as the result of media focus on food scares/issues such as the rise in obesity.

Numico has taken the initiative to begin development of a superior, category-leading nutrition labelling system for all its baby food products, together with design and communication principles, which provides reassurance to mothers that they are making a better nutritional choice for their children when she buys products, and builds her trust in our brands. The innovative labelling system will be focused on consumer benefits rather than science-driven, and provide guidance to ensure consistent promotion of a healthy, balanced diet.

Labelling – Clinical Nutrition

In 2004 and 2005, the Clinical Nutrition Division also undertook a new labelling strategy, with the goal of significantly improving the clarity and consistency of the information it gives on its products – both for consumers and for healthcare professionals. Labels for over 600 clinical products have been updated and modernised in just a few months, in order to meet the stringent regulations required by the "Allergen labelling directive" (EC Directive 2003/89/EC). We will be the first company in the field of clinical nutrition to meet the terms of the new legislation, and to offer clear ingredient lists with full information for the patient or the patient's family.

Product Labelling has been identified for continuous improvement as a Numico Sustainability Focus KPI (Social).



Healthy nutrition





Customer Carelines and Helplines
All Baby Food customers in the markets where we have a presence have access by telephone to a Customer Careline. Carelines also return calls by request, and many are now handling e-mail requests through the internet. Our Clinical Nutrition Division also maintains Helplines for customers in all its markets. Our Carelines and Helplines are staffed by trained personnel, and may include paediatricians, nurses, nutritionists, dieticians and product managers. Carelines give early feeding recommendations, advice and support to young mothers and patients, and are also the first touchpoint for customer complaints. In 2004, 75 employees in 20 countries handled more than half a million calls from customers.

Integrated Consumer Response system
By 2006, all major Numico markets will be connected within a single integrated Customer Service Management system, to log complaints and monitor the handling of customer enquiries – whether through our divisional sales units, our Carelines and Helplines, or our manufacturing supply points. This new system will significantly improve our ability to respond more quickly and effectively to customer concerns and questions. See page 31 (Environment).

Encouraging infant breast-feeding
In 1981 Numico was among the first companies to endorse the International Code of Marketing of Breast Milk Substitutes as sponsored by the World Health Organisation (WHO) – and whose principles can be summed up in the widely-used slogan 'Breast is Best'. We have continued to take full responsibility to support the primary aim of the WHO Code, which is to promote and protect breast-feeding as the natural and best source of nutrition for infants in the first months of life.

As a general principle, we want to ensure that all our marketing and promotional activities contribute to the general goal of providing safe and appropriate nutrition for infants by the protection of breast-feeding and by ensuring the proper use of breast milk substitutes, when these become necessary.

All our baby food teams abide by the Code or local interpretations of the Code, whichever are applicable. Our starter infant formula contains statements to the effect that breast-feeding is the ideal source of nutrition for infants and that professional advice should be sought before using starter infant formula. We do not permit direct advertising or promotion for starter infant formula intended for babies younger than six months.

Fighting childhood obesity
No one can ignore the disturbing upward trend in obesity rates across all age groups and social classes in Europe and elsewhere. Numico's Research & Development organisation has identified obesity as one of its key priorities, and has undertaken a series of pioneering research programmes to identify effective nutritional strategies. Several new patents requests in this area have recently been reviewed or granted. Strategies include developing compositional improvements in line with the latest scientific insights, and progressing insights into metabolic imprinting – which may one day help parents to positively 'programme' infants in the critical early years, in preparation for a healthier adult life.

Stakeholders in healthy nutrition

> World Health Organisation

> Childhood obesity groups

> Patient groups

> Consumer groups and associations

> Infant food and manufacturing industry groups

> Breast-feeding support groups and NGOs

Scientific Advisory Board – Clinical Nutrition

In September 2004, the Numico Research Scientific Advisory Board on Clinical Nutrition convened for the first time. This newly-established board is composed of 14 highly-distinguished opinion makers, and covers all the relevant clinical research fields for Numico Research. These include oncology, diabetology, surgery, intensive care, gastroenterology, respiratory disease, nephrology, and neurology, among others. Board members were selected in collaboration with our key countries to contribute both mechanistic and clinical expertise. Their interaction with Numico Research will cover every aspect of the development process, from in vitro experimental research to efficacy-based clinical trials.

Scientific Advisory Board – Baby Food

In January 2005, the Numico Research Scientific Advisory Board on Baby Food convened, also for the first time. This board is composed of five leading researchers in pediatrics who all are highly distinguished opinion makers. They cover all key research fields for Numico Research in the baby food area, and were selected in collaboration with key markets to contribute both mechanistic and clinical expertise. Members are very active in establishing evaluation criteria for nutrition in early childhood including the long-term consequences of early feeding. The close collaboration between Numico Research, the Corporate Medical Department of the Baby Food Division and the Scientific Advisory Board on Baby Food will further strengthen the scientific basis of our products and will contribute to the insight on how to present our results to the medical world in the most effective way.

Ethical Advisory Committee

The independent Ethical Advisory Committee was established in 1995, and advises Numico on ethically sensitive matters. The committee at present comprises Professor Henk Rigter (chairman) an expert on mental health; Frank Hes, a corporate lawyer; Floor Kist, formerly grandmaster to Her Majesty Queen Beatrix of the Netherlands; Dr Tineke Stegeman, a member of the Netherlands National Council for Nutrition and Health. The committee assesses the company's plans and activities based on the Numico Code of Conduct and other guidelines, and the views and opinions held in society at large. It monitors such matters as the application of modern biotechnology and the social acceptance thereof, including compliance with the Numico Guiding Principles for marketing of infant nutritional products. Each year all Numico subsidiaries that market infant nutrition report on their compliance with the marketing guidelines. Numico's Ethical Advisory Committee then reviews the reports. In addition, members of the committee may visit countries in which Numico operates. By assessing the situation with reference to compliance with the WHO Code and the Numico Guiding Principles, compliance in general monitoring can be improved.

People and the community

As a company, we are taking steps to ensure better career tracking and development for our people, as well as to reward those employees who contribute most to our business and our future. We seek their views formally through our works councils, and through annual surveys of motivation and alignment. We recently adopted a set of Core Values – **Care, Agility, Commitment and Integrity** – which reflect how we see ourselves, and how we wish to behave towards others – as people in business, and people in the community. At the end of 2004, local energies were combined for the first time in a single company-wide fundraising effort – Helping Hands for Indonesia.

Numico and its employees

Key facts 2004

> Nine countries represented on the European Works Council

> 160 senior managers surveyed on alignment and motivation levels

> Core Values programme rolled out to employees in 29 markets

Priorities

> Drive awareness of ethics and social responsibility in the workforce

> Standardise and expand employee performance evaluation

> Develop new global approach to community outreach

Initiatives

Health & Safety

Numico employees experience a low accident rate – both in our manufacturing sites and in our marketing and sales organisations. However, we work constantly to improve our health and safety record. There were no accidental deaths in our workforce in 2004. However, in 2003, the organisation was impacted by two unfortunate deaths – one in Turkey and another in Switzerland. Both were traffic-related accidents – and reminders that employee safety is an issue that extends beyond the physical confines of the workplace. Measures have been taken to provide more training to sales and other employees on road safety and other precautions while travelling.

Health & Safety has been identified for improvement as a Numico Sustainability Focus KPI (Social).

Career development

We believe that a structured annual review of management performance is fundamental to support and sustain the high-performance organisation that Numico will depend on for its future growth, and to create the right basis for robust succession planning.

Career planning and tracking for senior management has been in place for some years, through Global Numico Performance and Development Review (PDR) – a formal process conducted annually. In the latter half of 2005 we will extend PDR to nearly all professional and managerial staff worldwide. This bold move will expand the programme coverage from 160 to 1,000 people, to include valuable employees such as Brand Managers, Product Managers, Field Force Managers, Accounting Managers, Supply Chain Managers, Quality Assurance Managers and others at the equivalent level.

Career Development has been identified for improvement as a Numico Sustainability Focus KPI (Social).



Numico and its employees





Numico core values

Following the involvement of thousands of employees during 2004, we defined and communicated a set of Core Values – Care, Agility, Commitment and Integrity – that characterise Numico as a company and as an organisation of fellow-workers. Care and Agility are values that we believe define the kind of company Numico really is – because of the nature of our products and services, our research and development, our style of management and leadership. Integrity as a business and Commitment to our many stakeholders are values that we hold in common with many other companies, but which are essential to the proper conduct of our business. All employees are expected to demonstrate the Core Values in carrying out their work, and they will be linked in future to the formal performance appraisal processes of the company.

Employee engagement

In 2003 and 2004, we engaged the consultant MeyerMonitor to measure the motivation and alignment of our senior management worldwide, and assess our organisational capabilities by means of a survey process. The results were communicated directly to participants at the company's Annual Management Meeting. In the light of what was learned from this survey, a number of actions have been taken by different departments and divisions to improve strategic alignment and address points of concern, especially in the area of work/life balance. Such has been the success of this continuous improvement process that in 2005 the survey was expanded to several hundred managers.

Employee dialogue – European Works Council

Constructive and open dialogue with employees is the foundation of good labour relations at Numico. The company works closely with a European Works Council made up of between 15 and 20 members. This Council discusses the interests of employees in the context of Numico's strategy and annual results, and makes recommendations to the Executive Board. In 2004, the full Council met three times, and twice with CEO Jan Bennink and other invited Executive or Supervisory Board Members. The Special Committee of the Works Council met seven times to discuss a number of matters, and in particular the consequences of the Focus Project for employees. The Focus Project involves the closing or disposal of several manufacturing plants in six countries across Europe. There are also many works councils and labour unions working with local management in various office locations, manufacturing supply points and markets, some of whom delegate representatives to the European Works Council.

Numico and the community

Stakeholders in people and the community

> Our employees

> Works councils

> Labour organisations

> Community outreach partners





Numico in the community

At country and local levels, Numico employees and management teams support dozens of good causes, through donations and through volunteer work. Four characteristic examples are given below. Numico also intends to develop a more unified global approach to community support and philanthropic activity, if this can be shown to add value over and above the many individual and team contributions being made at present.

Initiatives

Outreach in Brazil – Instituto Canguru

We have a worldwide reputation as pioneers in the development of products for people with metabolic disorders, and we serve many patients with phenylketonuria (PKU) for their lifetimes. In many countries, babies are still not screened universally for this potentially debilitating disorder. In the burgeoning country of Brazil, we helped set up the Instituto Canguru, bringing together medical experts, patient groups and other opinion leaders to establish the first national screening programme for this disorder. If treated early enough, PKU can be managed through a 'diet for life' programme. If not, it can lead to permanent mental retardation. Our involvement in this initiative makes a real difference to sufferers and their families.

Outreach in Turkey – Orphanage 'Mothers'

In 2004, the Baby Food management team in Turkey asked the workforce to offer ideas and vote on a charity for employee and management fund-raising efforts, which might also give employees the opportunity to volunteer. The overwhelming choice was to help needy babies – a subject close to the hearts of the whole team. They focused their efforts on an orphanage in Istanbul, where babies and young children live in crowded conditions, and staff have little time to give them the personal attention these babies need. Out of the joint contributions of the company and 90 local staff, the wages of seven new 'mothers' are now covered – women who have time to cuddle and play with the children, and to teach the older ones how to read.

Outreach in Indonesia – the Helping Hands Project

Numico's employees were among the first to respond to the Tsunami in South Asia, through the Helping Hands initiative launched by the Executive Board. The company-wide fund-raising campaign that ran through January and February 2005 raised nearly € 1 million in contributions, which is now available to be put to good use on health and education projects for displaced children in our chosen target area of Aceh, in Western Sumatra. The spending phase of this appeal is designed to make a difference over the long term, and ensure that the generosity of so many Numico employees is fully recognised and thoughtfully invested in the reconstruction effort in Aceh.

Outreach in Indonesia – Sari Husada

As the majority shareholder in Sari Husada, the leading Baby Food company in Indonesia, Numico takes great pride in the many local community projects undertaken by the firm and its employees. These include the financial support of 30 Panti Asuhan orphanages, as well as 2,000 foster children and their carer families; civic improvements such as lighting and roads in remote areas; and regular distribution of food parcels to the destitute.

Donations has been identified for continuous improvement as a Numico Sustainability Focus KPI (Economic).

Environment

By their very nature, Numico's activities as a food manufacturing company do not have major consequences for the environment in any of the countries where we do business. However, we believe that there are two distinct areas where we can make a positive impact to protect and preserve natural resources for future generations. In our manufacturing supply points, we are working to become more efficient in our energy use and in the amount of waste that we generate. As a large-scale buyer of agricultural products and raw food ingredients, we continue to develop our sourcing policies and practices to encourage the best and most sustainable farming practices among our many third-party suppliers.

Key facts 2004

> Manufacturing: closed or divested six less-efficient plants in Europe

> Sourcing: purchasing of organic ingredients more than tripled

> Transparency: standard reporting of environmental data introduced

Priorities

> Manufacturing: build sustainability practices into all operations

> Agriculture: encourage low-impact farming methods

> Compliance: global complaint-handling system

Stakeholders

> Environment groups and NGOs

> Farmers and suppliers

> Manufacturing industry standards groups

Initiatives

Supply point operations

In mid-2005, Numico had 19 manufacturing supply points across the world (see map page 44), about half the number of a few years ago. As part of the company's renewed focus on sustainability, a new standard data reporting system has now been put in place for each of these supply points that will make it possible to analyse and compare each factory's performance in areas such as energy use, emissions, and the disposal of waste. These environmental performance indicators will now be assessed alongside more traditional measurements of success, such as efficiency and output, and they will form part of the planning process whenever significant changes are made or new capacity added.

CO_2 Footprint (energy use) has been identified for continuous improvement as a Numico Sustainability Focus KPI (Environmental).

Integrated consumer response system

By 2006, all major Numico markets will be connected within a single integrated Customer Service Management system. This will bring us much closer to the consumer and to customer needs. We will be able to track and to analyse customer enquiries, and respond more effectively and promptly to complaints wherever they are made – whether the feedback originates from our divisional sales units, our Carelines and Helplines, or our supply points. The new system will allow us to better define categories and patterns of complaints, offer much better visibility into the root causes of compliance issues, and help the work of quality assurance and safety managers in our manufacturing supply points.

Agricultural impact

Numico sources large volumes of raw ingredients from farms in many countries – including milk, cereals, vegetables, fruit, eggs and meat. Our customers both in Baby Food and Clinical Nutrition number in the most vulnerable category, and we therefore insist on the highest possible quality standards for the foods we buy. Intensive methods of farming can result in high levels of stress for both animals and croplands, and the products of such systems would be apt to fail our quality standards in many respects. These include products containing the residues of chemical fertilisers and pesticides and traces of veterinary antibiotics. Consequently, for our higher-risk ingredients we source only from farms that practice low-impact agriculture, and we work to keep the use of fertilisers and pesticides to agreed minimum levels. The natural environment – soil, sun, water and weather – is the true starting point of our supply chain. It is the source of everything we produce, and we have a powerful incentive to preserve and protect its condition. Therefore we pay great attention to building strong relationships with our raw ingredient and other suppliers.

We encourage our suppliers and contractors to adopt sustainability standards and practices consistent with our own. The new Suppliers Code of Conduct is integral to our corporate sustainability policy and has the objective to minimise any adverse environmental and social impact directly associated with goods and services which we purchase. The Code is discussed on page 33 and is published in full on pages 56-59.

Supply Chain Management has been identified for continuous improvement as a Numico Sustainability Focus KPI (Environmental).

Transparency and governance

We are committed to the highest standards of ethical conduct and good governance within the company, and our policy is to **share all material information as openly and fully as possible** with shareholders, customers, employees, suppliers and other business partners. We assess constantly the risks to our business, and work to manage those risks effectively. Among other recent initiatives **in governance and transparency**, we have taken steps to simplify our corporate structure, established better financial controls, launched a whistleblower system for employees, and published new Codes of Conduct for Employees and Suppliers.

Key facts 2004

> Transparency: company legal structure overhauled

> Risk: independent company-wide review undertaken

> Financial controls: new treasury policy set

Priorities

> Enhanced Code of Conduct signed annually by senior managers

> Suppliers Code of Conduct signed by major procurement partners

> Improve positive equity, and resume shareholder dividends

Initiatives

Corporate governance

Because transparency and trustworthy management is the basis for confidence in the company among shareholders, Numico decided to incorporate the principles and provisions of the Dutch Corporate Governance Code as completely as possible just after the Code's introduction in December 2003. Introduction of the Code necessitated a complete change of the governance structure of Royal Numico N.V., the listed company. The amendment of the Articles of Association, including the abolition of certificates of shares, was adopted by the General Meeting of Shareholders on 7 June 2004.

All by-laws and regulations for both Boards and the various Supervisory Board committees adopted as a consequence of the introduction of the Code have been posted on the company website. During the year each Supervisory Board member signed a letter of engagement addressing his duties and commitments to the Board, the company and its stakeholders.

Codes of Conduct

We are a caring company and dedicated to the interests of our stakeholders which we have grouped into our shareholders, our employees, our business partners, consumers and society as a whole. We have revised and updated our Employee Code of Conduct to better explain how we work, and to be our charter for ethical behaviour, respect for others, and the highest standards in consumer safety and environmental protection. The Code of Conduct is a translation of our internal company values – Care, Agility, Commitment and Integrity – to our performance in society. We will conduct all our business in accordance with this Code, and publish it widely in a number of languages.

As newly revised, the Code of Conduct applies to our Numico employees all over the world, and will form part of all new management contracts. Senior management will be asked to sign the Code on an annual basis. The Code is published in full on pages 52-55.

A related Suppliers Code of Conduct is also being introduced. We assume that sustainable practices in our supply chain will contribute to improvement of our products and to long-term, mutually beneficial relationships with our suppliers. We therefore encourage our suppliers and contractors to adopt sustainability standards and practices consistent with our own.



Transparency and governance



Supervisory Board – Corporate Governance and Social Responsibility
In August 2005, the Supervisory Board of Numico formed a new Corporate Governance and Social Responsibility Committee. The committee consists of Steven Schuit (Chairman), Rob Zwartendijk, and Emiel van Veen.

The Suppliers Code of Conduct is integral to our corporate sustainability policy and has the objective to minimise any adverse environmental and social impact directly associated with goods and services which we purchase.

We will require our suppliers to explicitly acknowledge and adhere to the principles embodied in the Suppliers Code of Conduct and to ensure that their suppliers will also comply with these principles. The new Suppliers Code of Conduct will form part of the contractual obligations between the supplier and Numico and is subject to periodic verification. Numico will assist suppliers who work in good faith to comply with the principles embodied in the Code of Conduct. The Code is published in full on pages 56-59.

Corporate Governance and Social Responsibility Committee

In August 2005, the Numico Supervisory Board formed a new committee with a remit to monitor the progress of the company in corporate governance and social responsibility. One of the committee's first duties was to read and comment on the drafting and publication of this Report.

Whistleblower system

Numico's Whistleblower Policy and anonymous reporting system was introduced in spring 2005, and communicated in 16 languages to all our European markets. In 2006, the reporting system will be rolled out to every market where Numico does business. The free telephone hotline reporting system helps employees to further establish and sustain an ethical workplace environment by permitting them to report, anonymously and in complete confidence, any breach or suspected breach of any law or company policy or guideline in connection with Numico. As defined by the Whistleblower Policy, these include criminal offences, violations of regulations, questionable accounting, and actions or negligence that might cause danger to public health, safety and the environment. The introduction of the whistleblower system was broadly communicated to employees, and steps will be taken in future to maintain a high level of awareness of the system, as a key compliance tool in the application of our revised Code of Conduct for Employees.

Stakeholders
> Private shareholders
> Institutional shareholders
> Stock exchanges
> Government and regulatory bodies
> EU and other transnational bodies

Companywide risk review
In 2004, Numico performed a companywide risk review assisted by the Netherlands office of Deloitte. The objective was to apply a disciplined and fundamental attitude towards the key risks of the company, and establish ways to effectively reduce these risks and to increase awareness and discipline amongst senior staff. The Executive Board as well as all senior staff were involved in this project. Steps were taken to mitigate operational risk in all the five areas identified in the exercise – Quality and food safety; Financial reporting and controls; Single source of supply; Single production facilities; and IT infrastructure. Details are available in Numico's 2004 Annual Report.

Financial position
The long-term financial security of the company depends on prudence and discipline in our fiscal management. To this end, we took measures in 2004 to set a new treasury policy to improve financial controls and ensure that treasury risks are identified, quantified and actively managed. Fresh steps were taken to better manage financial risk in three key areas – interest rate risk, exchange rate risk and liquidity risk. Details are available in Numico's 2004 Annual Report.

One of the tools we use to assess the ongoing strength of our financial position is interest coverage. This is the ratio between the level of our current earnings (EBITDA) and the amount of interest that we pay on our obligations. It tracks our ability to manage our debt load, and reflects the financial health of the company.

Interest Coverage has been identified for continuous improvement as a Numico Sustainability Focus KPI (Economic).

Cost reduction
Significant cost savings were identified and achieved in 2004 through our Booster Project – including product re-engineering, product rationalisation, renegotiation of selected contracts with key direct and indirect suppliers, reorganisation of our distribution network, and progress in the globalisation of our purchasing strategy. More than € 22 million in overall cost reductions were achieved in 2004. We will continue to seek better margins and identify annual opportunities to reap cost savings in the future.

Cost of Goods has been identified for continuous improvement as a Numico Sustainability Focus KPI (Economic).

Equity position
In January 2004, Numico's shareholders' equity was at € (398) million (under IFRS). By the first half of 2005 shareholders' equity improved to € 11 million. This very significant improvement was driven by strong generation of retained earnings and a share capital increase of € 216 million related to the acquisition of Mellin. Numico is confident that shareholders equity will be sufficiently restored by the end of 2005 for the company to be in a position to propose a modest dividend in 2006, barring unforeseen circumstances.

Changes at Sari Husada
In 2004 and over the course of 2005, Numico took steps to encourage a strengthening of governance at PT Sari Husada Tbk, the Indonesian baby food company of which Numico is the majority shareholder. These included changes to the composition of the Board of Commissioners and the election of a new President Commissioner of Sari Husada; the appointment of a new CEO and Chief Financial Officer; and measures to bring Sari Husada further in line with both the Dutch and the Indonesian corporate governance codes.

These measures were taken in response to regulatory and other concerns raised locally during a period of turbulence for Sari Husada.

Economic performance: benchmarks 2004

Numico's **economic performance** and impact is detailed in our Annual Report, which is published online in both English and Dutch every year in the spring. Hard copies in these languages are also available to shareholders and by request. The Annual Report also serves to describe the organisational profile of Numico, including its products and services, divisions, subsidiaries, markets and geographical reach.

Data relevant to Numico's sustainability profile is republished here in a condensed form, for convenient reference.

Focus KPIs

> Cost of Goods (EC3)

> Interest Coverage (EC6)

> Donations (EC10)

Numico's financial objectives have been clearly identified and are regularly communicated in our quarterly updates, available on our corporate website www.numico.com. We focus on developing our strengths as a high-growth, high-margin business, with strong and stable cash flows.

For the sustainability of our economic performance we have selected three areas for continuous improvement, identified in the GRI Guidelines as EC3, EC6 and EC10. Under Cost of Goods (EC3) we can drive for better margins by finding more value in our purchasing portfolio and in optimising our variable cost base; under Interest Coverage (EC6) we seek to maintain a high ratio between our earnings and the interest we pay on our obligations, thereby reflecting the financial health of the company; and in our corporate giving (Donations EC10) we are developing a more global approach, in order to make a more effective difference in caring for the communities we serve.

For the full list of GRI guidelines, see pages 60-61.

*Numico has prepared the sustainability data in this Report according to the GRI Guidelines. Reference marks such as EC1, 2.2 and EC3 refer to these guidelines.

Numico's economic benchmarks 2003-2004

Company profile

As a high-growth, high-margin, specialised nutrition company, Numico is the European market leader in baby food for the age range of 0-3 years; and a leader in general malnutrition, disease-specific and dietetic nutrition, in Europe and internationally.

Numico is headquartered in the Netherlands at Schiphol Airport near Amsterdam and in 2004 it employed 11,229 people in more than 30 countries. It has two business divisions – Baby Food and Clinical Nutrition, backed by an Operations and an R&D organisation. A list of the company's international subsidiaries is appended on page 62.

Major brands 2.2*

Numico's major Baby Food brands are: Nutricia, Cow & Gate, Milupa and SGM. Other brands include: Aptamil, Nutrilon and Malyutka.

Clinical Nutrition brands include: Nutrison, Flocare, Fortimel, Neocate, Nutrini, SHS PKU.

Net sales by division EC1*

Net sales by division € million		2004	2003
Baby Food	64.8%	**1,115**	1,058
Clinical Nutrition	35.0%	**602**	542
Discontinued businesses	0.2%	**5**	1,551
Total		**1,722**	3,151

Net sales by region EC1*

Net sales by region € million		2004	2003
Northern Europe	32.3%	**556**	561
Central Europe	14.2%	**244**	244
Southern Europe	20.9%	**360**	346
Eastern Europe	14.9%	**257**	223
North America	1.9%	**32**	1,466
Asia, Africa and Americas	15.8%	**273**	311
Total		**1,722**	3,151

In 2003, Numico divested its American supplements businesses. The financial data on this page and on pages 40-41 reflect this substantial change in the nature and size of our business. For clarity, data in the environmental and social chapters (pages 42-51) reflect only the performance of our continuing businesses.

Economic performance – benchmark data 2003-2004

Baby Food_Major markets_2004



Europe and Middle East



Australasia **Indonesia**

☐ Market position in 2004

Baby Food sales EC2

Sales by category (%) and sales growth 2004[1]		
Milks	71.8%	**+11.2%**
Cereals	11.3%	**+8.9%**
Foods	13.3%	**+5.0%**
Other	3.6%	**-7.7%**

Sales by region (%) and sales growth 2004[1]		
Western Europe	57.5%	**+3.4%**
Eastern Europe	20.1%	**+21.1%**
Asia Pacific, Middle East and Latin America	22.4%	**+13.6%**

[1] Continued businesses.

Clinical Nutrition_Major markets_2004



Europe and Middle East



China



Australasia



Brazil and Argentina

☐ Market position in 2004

Clinical Nutrition sales EC2

Sales by category (%) and sales growth 2004[1]		
General Malnutrition	51%	**+10.6%**
Disease-Specific	49%	**+13.2%**

Sales by region (%) and sales growth 2004[1]		
UK/Ireland	28.3%	**+13.0%**
Netherlands/Nordics	12.6%	**+6.1%**
Southern Europe	24.5%	**+14.4%**
Central Europe	17.9%	**+10.9%**
Emerging Markets	11.4%	**+12.5%**
USA/Canada	5.3%	**+10.7%**

[1] Continued businesses.

Economic performance – benchmark data 2003-2004

Cost of goods EC3

Raw material costs € million	2004	2003
	494	1,038

Payroll EC5

Personnel costs € million	2004	2003
Wages and salaries	**293**	552
Pensions	**23**	29
Social security costs	**43**	74
Other personnel costs	**30**	51
	389	706

Net debt EC6

Net debt position € million	2004	2003
	987	1,069

Long-term loans EC6

Long-term loans € million	2004	2003
Bank loans	**230**	–
Convertible debenture loan 2003	**345**	345
Convertible debenture loan 2000	**627**	627
Convertible debenture loan 1999	**–**	494
Convertible personnel debenture loans	**5**	6
Other long-term liabilities	**2**	3
	1,209	1,475

Numico's ownership and shareholder base 2.6

Numico is a publicly held company listed on the Amsterdam Stock Exchange (AEX). In 2004, private investors held 8% of the shares of Numico, while institutions held 92%. ING Groep N.V. reported an interest of 9.99%.

Total numbers of shares outstanding Institutional holdings

By country	
UK	**29%**
USA	**25%**
The Netherlands	**21%**
France	**9%**
Germany	**5%**
Others	**11%**

Retained earnings and dividends EC7

In 2004 Numico had negative shareholder equity, primarily due to the divestment of the American supplements businesses in 2003. Negative shareholders' equity had no impact on Numico's operations, access to funding or stock exchange listing.

As a result of strong retained earnings and a share capital increase of € 216 million related to the acquisition of Mellin, the company is confident that its shareholders' equity will be sufficiently restored by the end of 2005 to be in a position to propose a modest dividend in 2006, barring unforeseen circumstances.

Taxes EC8

Tax on result on ordinary activities € million	2004	2003
	(111)	363

The overall tax burden in the profit and loss account (based on profit before tax plus amortisation of intangible fixed assets) and excluding the impact of the movement in the deferred tax asset was 29.0% (2003: 40.9%).

Community donations EC10

At Numico, voluntary work has historically been decentralised, and managed by its subsidiaries in many countries. Before 2004, there was no formal corporate policy on giving, although local units report a rich variety of programmes and activities, with some cash and in-kind donations. In-kind donations of products for infants and young children are strictly monitored to respect the WHO Guidelines on the marketing of infant formula (see page 25).

In early 2005, Numico conducted its first ever company-wide fund-raising campaign "Helping Hands", co-ordinating donations from employees across the world to relieve the suffering of those affected by the tsunami in Aceh, on the Indonesian island of Sumatra (see page 29). The sum of nearly € 1,000,000 was raised by employees and the company.

Environmental impact: benchmarks 2004

From an environmental perspective, we can be viewed as a processor and packer of food products. As of mid-2005 Numico had 19 manufacturing supply points in 14 countries on four continents, having divested or closed 18 other plants in the last three years. The bulk of Numico's production is base powder from milk, for infant milk formula and other specialised clinical nutrition formulations. Other food-related products are liquid milk and clinical liquids, jarred foods and juices, and cereals. One factory in China makes application systems and tubing for oral feeding of patients.

Focus KPIs

> CO_2 Footprint (EN8)

> Supply Chain Management (3.16)

> Product Quality Compliance (EN16)

For sustainability and better environmental oversight, Numico is committed to continuous improvement in three areas identified in the GRI guidelines as EN8, 3.16 and EN16. In our energy use (EN8) we look constantly for efficiencies and more use of sustainable fuels; in Supply Chain Management (3.16), we are working with our partners to agree a common Code of Conduct for all suppliers; and in our compliance with environmental and food safety standards (EN16) we wish to set and enforce even higher standards of compliance and quality assurance in our supply points.

For the full list of GRI guidelines, see pages 60-61.

Numico has prepared the sustainability data in this Report according to the GRI Guidelines. Reference marks such as EN1, EN3 refer to these guidelines.

Numico's environment benchmarks 2003-2004

Numico's total production volume EN1*



Metric tonnes '000s
350
300
250
200
150
100
50
0
332,303
282,463
04
03

*Excluding SP Châtel (making small pieces); only Numico-produced finished goods and semi-finished goods.

Environmental data reflects our continuing businesses.

Supply points in operation in 2003 and/or 2004, but no longer part of Numico's business in 2005, are not in the scope of this Report. Two supply points closing during the period of the survey (Friedrichsdorf and Wells) are not in the scope of this Report. Data also excludes Châtel, which makes small parts for clinical applications systems.

Nine per cent of the finished goods distributed by Numico in 2004 were sourced from third parties.

Packaging EN1**



Kg/metric tonnes (units in ratio)
200
150
100
50
0
193
204
04
03

	2004	2003	Units cumulative
Total	**64,126**	57,629	metric tonnes

Raw materials use EN1**



Tonne/tonne production
1.5
1.0
0.5
0.0
1.32
1.35
04
03

We are committed to developing ever-closer relationships with our suppliers, to promote sustainability values and improve the quality of the products we make and sell for our customers.

** Excluding SP Châtel (making small pieces).

World map of supply points



Benavente_Portugal
Châtel_Switzerland
Cuijk_Netherlands
Fulda_Germany
Macroom_Ireland
Wexford_Ireland
Zoetermeer_Netherlands
Deva_Czech Rep.
Istra_Russia
Krotoszyn_Poland
Opole_Poland
Arceburgo_Brazil
Auckland_New Zealand
SHS_UK
Kasdorf_Argentina
PT NIS_Indonesia
PT Sari Husada_Indonesia
Sugizindo_Indonesia
Wuxi_China

Environment benchmarks

Raw materials use EN1

	2004	2003	Units cumulative
Total	**437,789**	379,890	Metric tonnes
Ecological certified	**1,968**	476	Metric tonnes
% ecological certified	**0.4**	0.1	

In 2004, the breakdown of raw materials purchased was 38.0% dairy ingredients; 37.3% non-dairy ingredients (fats, starches, cereals, fruit and vegetables, meat and fish, etc); and 24.7% packaging.

Energy use EN3 and EN17



Electricity
Gas
Oil
Coal
Gigajoules/metric tonnes produced
8
6
4
2
0
0.9
2.6
2.3
1.2
1.2
2.7
2.6
1.3
04
03

	2004	2003	Units cumulative
Total	**2,321,245**	2,194,244	Gigajoules
Electricity	**396,834**	367,753	Gigajoules
Sustainable electricity part*	**11,677**	no data	Gigajoules
Gas	**762,160**	738,096	Gigajoules
Oil	**859,408**	760,538	Gigajoules
Coal	**302,842**	327,857	Gigajoules
Sustainable electricity	**2.9%**		

In 2004, 11,676 gigajoules, or 2.9% of Numico's supply point energy consumption, was electricity from renewable resources.

* Amount of used electricity from sustainable sources (part of the total use of electricity).

We are committed to make more efficient use of the energy we use in the conduct of our business, and to explore greener energy options.

CO_2 footprint EN8**



Indirect
Direct
CO_2/metric tonnes produced
1.00
0.75
0.50
0.25
0.00
0.62
0.18
0.69
0.20
04
03

	2004	2003	Units cumulative
Total	**266,770**	251,452	Metric tonnes
Indirect	**61,302**	57,199	Metric tonnes
Direct	**205,468**	194,254	Metric tonnes

** Direct: CO_2 emissions from consumed fossil fuels for production of electricity or heat generation (mostly measured locally). Indirect: CO_2 emissions from fossil fuels consumed by our energy supplier for the production of electricity depending on the generation mix in the local country. Both in accordance with the global standards for Sustainability Reporting (Global Reporting Initiative) and the Green House Gas Protocol. (Source: International Energy Agency, 2004 – http://www.ghgprotocol.org/standard/Current_Tools/StationaryCombution.v2.1a.xls, Elect. Em. Factors all fuel, Year 2002).

Environment benchmarks

Water use EN5



Drinking water
Ground water
Surface water
m³/metric tonnes produced
10
8
6
4
2
0
10.53
9.38
3.16
3.88
0.05
0.06
04
03

	2004	2003	Units cumulative
Total	**4,186,152**	4,086,408	m^3
Drinking water	**1,050,566**	1,096,173	m^3
Ground water	**3,118,343**	2,973,675	m^3
Surface water	**17,243**	16,560	m^3

Waste water EN12



Waste water discharged (m³)
COD – discharge (kg)
m³ and kg COD/metric tonnes produced
12
9
6
3
0
10.12
3.88
11.56
4.17
04
03

	2004	2003	Units cumulative
Waste water discharge	**3,364,718**	3,267,485	m^3
COD – discharge*	**1,290,876**	1,177,938	kg COD

* Chemical Oxygen Demand (COD) is a common waste water quality parameter for effluent load.

Ozone depleting substances EN9

	2004	2003	Units cumulative
Halon	**136.2**	0	kg used
CFC	**40.8**	13.6	kg used
HCFC	**1295.7**	778.7	kg used
HFC	**0**	0	kg used

Numico's food safety measures include refrigeration, which involves the use of several cooling agents.

NO_x and SO_x EN10


NOx SOx
Kg/metric tonnes produced
4
3
2
1
0
3.76
2.59
1.41
1.00
04
03

	2004	2003	Units cumulative
NO_x	**332.99**	397.5	metric tonnes
SO_x	**910.72**	1,103.5	metric tonnes

Nitrogen and sulphur oxides contribute to smog and acid rain, and have been linked to the 'greenhouse effect' and activity in the earth's protective ozone layer.

Waste EN11


Recycled non-hazardous waste
Disposed non-hazardous waste
Re-used organic waste
Disposed organic waste
Hazardous waste
Kg/metric tonnes produced
25
20
15
10
5
0
23.80
15.30
7.07
5.07
0.39
20.29
13.46
7.14
5.04
0.28
04
03

	2004	2003	Units cumulative
Total	**17,175**	13,071	metric tonnes
Non-hazardous waste recycled	**2,365**	2,035	metric tonnes
Non-hazardous waste disposed	**5,086**	3,803	metric tonnes
Organic waste re-used	**7,909**	5,731	metric tonnes
Organic waste disposed	**1,685**	1,422	metric tonnes
Hazardous waste	**130**	80	metric tonnes

Environmental compliance EN16

	2004	2003	Units cumulative
Environmental incidents*	**1**	0	events
Formal notices	**3**	2	events
External complaints	**32**	26	events

* At SP Krotoszyn (Poland) 50% above legal COD level in discharged waste water (once and admonished).
Chemical Oxygen Demand (COD) is a common waste water quality parameter for effluent load.

Numico's Krotoszyn supply point was admonished in 2004 for an incident where the level of COD effluent was 50% above the legal limit for discharged waste water. Other formal notices and external complaints related to noise (vehicles and ventilation) and smells (odours, soot and exhaust fumes), and were all promptly redressed.

Social responsibility: benchmarks 2004

Wherever it does business, Numico has always made every effort to be a fair and respected employer, and a socially responsible member of the community. A number of recent corporate initiatives – including the Core Values programme, the enhanced Code of Conduct, and the introduction of global performance reviews and job banding – will ensure a more coherent implementation of policy, and a more transparent view of the company's performance in this area.

Focus KPIs

> Health & Safety (LA5)
> Career Development (LA9)
> Product Labelling (PR2)

For sustainability and in the interests of social responsibility, Numico is committed to continuous improvement in three areas identified in the GRI reporting guidelines as LA5, LA9 and PR2. We consider the Health and Safety of our employees in the workplace and beyond (LA5) as of equal priority with that of our consumers; we are adopting a more systematic approach to the training and Career Development of our people (LA9); and we will soon introduce clearer and more friendly Product Labelling (PR2) for our customers.

For the full list of GRI guidelines, see pages 60-61.

Numico has prepared the sustainability data in this Report according to the GRI Guidelines. Reference marks such as LA5, LA9 refer to these guidelines.

Numico social benchmarks 2003-2004

Number of employees year-end 04 in FTEs LA1



Northern/Western Europe 23.5%
Central/Southern Europe 18.5%
Eastern Europe 20.1%
Rest of the world 37.9%
Total 11,229

Social data reflects our continuing businesses. Data collected for social benchmarking this year employed a different definition of full-time equivalence from that used in Numico's 2004 Report and in the chart above. Data in the charts below and on pages 50 and 51 exclude agency labour and third parties, translated overtime, and businesses closed in the reporting periods; and are based on a total headcount for 2004 of 9,394 persons.

Workforce Employment type year-end 04 LA1



Full-time 91.4%
Part-time 8.6%

Numico's newly published Code of Conduct reiterates our commitment to diversity in the workforce, and to hiring and promoting employees solely on the basis of merit.

Workforce diversity Number of men/women year-end 04 LA10



Men 53.2%
Women 46.8%

Executive diversity Women in managerial positions LA11


Women managerial
Total women
48
46
44
42
40
38
36
34
32
30
Percentage
46.8
46.9
37.0
36.1
04
03

Numico's newly published Code of Conduct reiterates our commitment to diversity in the workforce, and to hiring and promoting employees solely on the basis of merit.

Social benchmarks

Employment creation Net employment creation 04 LA2



Started
Left
Number of persons
2,000
1,500
1,000
500
0
1,837
1,279
1,459
1,075
04
03

Employment benefits Total employee benefits EC5 and LA12



Wages and salaries
Other personnel costs
€ million
250
200
150
100
500
0
239.9
83.8
211.4
72.2
04
03

Labour relations LA3 and HR5



Independent trade union
Collective bargaining agreement
Forum or works council
Number of persons
4,000
3,000
2,000
1,000
0
2,625
3,187
2,779
2,589
3,173
2,760
04
03

Information and consultation LA4



Aware of Numico policy
Numico policy implemented
Numico's corporate company Code of Conduct
80
53
Freedom of association and collective bargaining
43
39
Informing employees in case of major changes in the organisation
59
55
Policy to mitigate major negative changes in employment
55
49
Recording and notification of authorities about occupational accidents and diseases
37
37
0%
20%
40%
60%
80%
100%

In making a qualitative assessment of the reach of company communications on important labour and consultation issues, Numico Human Resources managers reported not only on their awareness of Numico's global and local policies, but on the degree of successful implementation of these policies at the local level.

The Code of Conduct explains how we work and is our commitment to ensure consumer safety, to support human rights and to contribute to sustainable development and a clean environment. We are a caring company and dedicated to the interests of our shareholders and also our stakeholders whom we have grouped into our employees, our business partners, consumers and society as a whole. The Code of Conduct is a translation of our internal company values: 'Care, Agility, Commitment and Integrity', to our performance in society. The Code of Conduct applies to our Numico employees all over the world. We also actively promote compliance with the principles of our Code of Conduct with all our business partners, such as joint ventures, contractors, suppliers, and clients.

Transparency
Transparency is the guiding principle of our policies in sustainability and social responsibility. To us, this means that we are transparent in our business operations and that we support an open dialogue with all our stakeholders. We provide timely and complete information on our business policies, activities and our products, and we favour a pro-active approach. We make use of our website, and our financial and sustainability reporting publications, and we participate regularly in sustainability discussion forums.

Corporate governance
We are strongly committed to operate in an open and transparent manner with respect to our internal financial reporting, our control systems and our decision-making processes. To this end, we embrace the guidelines of the Dutch Corporate Governance Code as issued on 9 December 2003, the 'Code Tabaksblat', which we have incorporated in our Corporate Governance code.

Compliance with legislation
We and our employees are committed to comply with all applicable laws and regulations of the countries in which we operate.

Engagement of stakeholders
We are deeply committed to the interests of our stakeholders, be they our consumers, our employees, our shareholders, our business partners, or the communities in which we operate. Their interests are weighed in our decisions and if necessary we will consult their representatives.

Food safety and consumer interests
We are committed to offer consumers top quality and safe products which fulfil their needs for a fair price. We place food safety in first place! The health and well-being of babies and patients are our primary concern and responsibility. Therefore, we strive for maximum control over our supply chains and take full responsibility for ingredients used in the products and services. To ensure protection of consumers we furthermore have implemented complaint and recall procedures and a consumer privacy policy.

Product information and marketing
We ensure accurate and complete product information in our labelling, marketing and advertising. Our guiding principle in our marketing strategy for infant milk formula is 'Breast is Best', meaning that we believe that breast-feeding is still the best way to ensure the normal health and development of babies during the first four to six months of their life. Only where mothers cannot or may not breastfeed or where additional nutrition is necessary, is there a legitimate role for infant milk formula. We have developed guiding principles for the marketing of infant formula based upon the International Code of Marketing of Breast Milk Substitutes of the World Health Organisation. Furthermore, we have also developed guiding principles that govern the marketing of our clinical nutrition products, on the basis of clinical relevance and proven health-economic benefits. Compliance in these matters is monitored by an independent Ethical Advisory Committee.

Code of Conduct Employees

Biotechnology

We are aware of public sensitivity for modern food technologies, such as genetic engineering. This is even more so in the market for specialised nutrition products. Therefore the use of modern technologies, including genetic modification (GMO) is only acceptable to Numico in the research, development and manufacture of new ingredients under the following three conditions – that the safety of the foods and ingredients for human consumption must have been recognised; that the specific ingredient should have a proven functional, nutritional or medical benefit to the consumer; and that there should be sufficient social acceptance in the market of the technology and of the resulting foods. We are also committed to openness, and should genetically modified ingredients ever be used, they will always be declared on the label of the end product.

Environmental protection

We are committed to running our business in an environmentally sound and sustainable manner. We strive to make continuous improvements in the environmental impact of our company by integrating environmental performance into our quality management systems and product design. We are also concerned about the welfare of livestock used for the production of milk or other food ingredients for our products. We will not perform experiments with animals if another scientifically satisfactory method of obtaining the result sought, not entailing the use of an animal, is reasonably and practicably available.

Employment

Our employees are our most important assets. We look after our personnel, both working inside of our offices and premises and working outside our company walls. We ensure a clean, healthy and safe working environment for all our employees worldwide in accordance with best practice. We provide good working conditions and support personal and career development by training and education. Our recruitment policy encourages workplace diversity, is non-discriminative and based purely upon relevant qualifications. We encourage active participation of employees in our decision-making process.

Human rights

We respect the fundamental human rights of our employees, adhering to International Labour Organisation (ILO) standards in the field of non-discrimination, child labour, forced labour, collective bargaining and freedom of association. When necessary, we will implement alternative measures to ensure compliance. We also believe that as a multinational company we have an obligation to respect and promote human rights in the countries in which we operate within the spheres of our capacity as a commercial organisation.

Contribution to sustainable development

We are aware of our specific responsibility when operating in an international context. We strive to contribute to the sustainable development of the countries in which we operate and to refrain from non-sustainable practices. We encourage the recruitment of personnel from the local communities. We cooperate with local academic institutions if feasible and desirable and strive to make a contribution to transfer of knowledge and technology.

Business integrity

We are fully aware of our responsibility towards our shareholders and respect their legal rights. We believe that any appearance of insider trading, i.e. the improper use of information for the purpose of personal enrichment or enrichment of another party, should be avoided at all times. We have also regulated the trading in Numico securities by our personnel. In order to avoid conflicting business activities, employees may not engage in any business activity for any of our competitors, customers or suppliers, except when explicitly authorised. Furthermore, we have a strict privacy policy which ensures that our employees preserve and protect confidential information which could either harm Numico's competitive position or employees, customers or competitors, financially or otherwise, if it became known in the public domain.

Ethical conduct

The highest standards of ethical, moral and lawful conduct are expected at all times from every Numico employee, not only in financial matters, but in every aspect of each business and professional relationship. Employees may only conduct business with the company's best interests in mind and on the basis of fair dealing, consideration for the rights of others and the most stringent principles of good corporate citizenship. We expect employees to be familiar with and observe all laws and Numico policies and procedures relating to their business activities, and we will not condone conduct that is unlawful or that violates such policies. We further prohibit the offer or receipt of gifts, hospitality or expenses whenever such arrangements could affect the outcome of business transactions and are not reasonable and bona fide expenditures. We encourage employees to report any acts or transactions that they know or suspect to be in violation of company policies, and we do not hesitate to take disciplinary action against offenders, which may include termination of employment.

Political engagement

We shall not make direct or indirect contributions to political parties, organisations or individuals engaged in politics, as a way of obtaining advantage in business transactions.

Fair competition

We strive to become market leader in our sector and to achieve this in a fair and competitive manner. We conduct our business in accordance with the principles of fair competition and all applicable regulations.

Supply chain

We believe that our business values should not only apply to our own activities but that we also have a responsibility to promote and implement sustainability in our supply chain. We aim to add value to our supply chain and therefore consider sustainability an integral part of our purchasing policy. We require our suppliers to adopt and comply with the same principles as we do and will provide support where necessary.

Monitoring, reporting and independent verification

To ensure compliance with our Code of Conduct, we have instituted a monitoring and evaluation system at corporate and subsidiary level. We also verify on a regular basis our suppliers' performance in this respect. We will present the results in our annual Sustainability Report, and we will seek verification by an external auditor.

Code of Conduct for Suppliers

The Numico Suppliers Code of Conduct was approved by the Executive Board of Numico on 24 August 2005. The Code will be communicated and explained to Numico's suppliers in a progressive roll-out from the end of 2005, starting with our first-tier European suppliers. Suppliers will be expected to sign and abide by the Code, and to ensure that its provisions are respected by their own suppliers.

Code of Conduct_suppliers

Numico N.V. and its associated and affiliated companies (Numico) is dedicated to carrying out business in accordance with its Employee Code of Conduct, which embodies our commitment to ensure consumer safety, to support human rights and to contribute to sustainable development and a clean environment. Because we believe that supply chain management is a key contributor in the development and implementation of our Code of Conduct, we have developed a Suppliers Code of Conduct. We assume that sustainable practices in our supply chain will contribute to improvement of our products and to long-term, mutually beneficial relationships with our suppliers. We therefore encourage our suppliers and contractors to adopt sustainability standards and practices consistent with our own. The Suppliers Code of Conduct forms part of our corporate sustainability policy and has the objective of minimising any adverse environmental and social impact directly associated with goods and services which we purchase.

We require our suppliers to explicitly acknowledge and adhere to the principles embodied in the Suppliers Code of Conduct and to ensure that their own suppliers will also comply with these principles. The Suppliers Code of Conduct forms part of the contractual obligations between the supplier and Numico and is subject to periodic verification. Numico will assist suppliers to comply with the principles embodied in the Suppliers Code of Conduct where possible, but will take appropriate measures against suppliers who refuse to adhere to these principles.

Transparency

Suppliers should be transparent in their business operations and provide us with accurate and complete information on their business policies, activities and products, if relevant to our sustainability performance.

Compliance with legislation

Suppliers must comply with all applicable national laws and regulations of the countries in which they operate.

Food safety and consumer interests

Suppliers must ensure the fitness and safety of their products for human consumption. They must fulfil our quality and food safety criteria for raw materials and other ingredients, research, manufacturing and packaging processes. Suppliers must be able to guarantee whether or not products delivered to Numico contain genetically modified ingredients. Suppliers should furthermore comply with marketing and labelling requirements as defined by law and as required by Numico.

Code of Conduct Suppliers

Environmental protection

Suppliers must strive to continuously reduce the environmental impact of their operations. If compatible with food safety requirements and consumer interests, suppliers should work at a minimum to:

> reduce the use of energy, water and raw materials;

> reduce waste and emissions to air, soil and water;

> reduce the use of chemicals and fertilisers and exclude the use of chemicals and fertilisers which are hazardous to the health of consumers (as stated in our food safety requirements);

> contribute to recycling and reuse of materials and products;

> use environmentally friendly technologies;

> incorporate environmental impact into product development and packaging design.

Suppliers who provide either milk or meat to Numico must incorporate measures to protect the welfare of their livestock. Animal testing should not be performed if another scientifically satisfactory method of obtaining the result sought, not entailing the use of an animal, is reasonably and practically available.

Employment

Suppliers must ensure a clean, healthy and safe working environment for all their employees. They should provide salary and benefits in accordance with internationally accepted ILO (International Labour Organisation) standards and refrain from all discriminatory recruitment practices.

Human rights

Suppliers must respect the fundamental human rights of their employees, adhering to ILO standards in the field of non-discrimination, child labour, forced labour, collective bargaining and freedom of association. Suppliers should also respect the human rights of the local communities in the countries in which they operate.

Ethical conduct

The highest standards of ethical, moral and lawful conduct are expected of our suppliers. We expect suppliers, and their agents and contractors, to be familiar with and observe all laws and contractual obligations relating to their business activities, and we will not condone conduct that is unlawful or that violates such obligations. We further prohibit the offer or receipt of gifts, hospitality or expenses whenever such arrangements could affect the outcome of business transactions and are not reasonable and bona fide expenditures.

Implementation
Suppliers shall effectively communicate the principles of this Suppliers Code of Conduct to their management and employees and ensure that all measures required are implemented accordingly, monitored and evaluated at regular basis. Suppliers shall furthermore communicate the principles to their own suppliers, ask their explicit commitment and verify compliance. Numico reserves the right to hold suppliers responsible should practices occur in their supply chain which are not in line with the principles as embodied in this Suppliers Code of Conduct.

Verification and enforcement
Numico expects all its suppliers to respect the sustainability and social responsibility principles incorporated in this Suppliers Code of Conduct and to provide regular reports to Numico on their compliance. Numico reserves the right to verify the suppliers' performance in this respect. We believe in cooperation with our suppliers and we value long-term relationships. We are willing to work with our suppliers to achieve workable and satisfying solutions in each individual case.

Suppliers shall keep Numico informed about where each order is being produced. We reserve the right to make unannounced visits to all factories producing our goods, at any time. We also reserve the right to have an independent third party of our choice make inspections, in order to ensure compliance with the Suppliers Code of Conduct.

The Suppliers Code of Conduct forms part of the contractual obligations between the supplier and Numico. If a supplier does not comply with our Code of Conduct then, without prejudice to the application of Numico General Terms and Conditions forming part of the supplier's contractual relationship with Numico, Numico may always, in its discretion, terminate the business relationship with the supplier with immediate effect; be indemnified for all loss and damage arising directly or indirectly from any supplier's non-respect of this Code of Conduct, and be held harmless from all third-party claims by reason of any supplier's non-fulfilment of its obligations.

GRI (Global Reporting Initiative) guidelines

Core indicators
Credo

Who we are

About this Report

Our structure

Our stakeholders

Formal links and policies

Our economic performance

Indicator	Section	Page
ec1	Net sales	37
ec2	Geographic view of our key markets	38
		39
ec3	Cost of goods and materials	40
ec4	Contracts paid	N/A*
ec5	Total payroll and benefits, by region	40
ec6	Interest and any dividends	41
ec7	Increase or decrease in retained earnings	41
ec8	Taxes paid, by region	41
ec9	Any subsidies, by region	N/A*
ec10	Cash and in kind donations	41

Our environmental performance

Indicator	Section	Page
en1	Raw materials used, by type	43
en2	Any use of third-party waste	N/A*
en3	Direct energy use	45
en4	Indirect energy use	45
en5	Water use	46
en6	Ownership of biodiversity habitats	N/A*
en7	Biodiversity impacts	31
en8	Greenhouse gas emissions	46
en9	Ozone-depleting substances	46
en10	Airborne emissions such as NO_x, SO_x	47
en11	Waste by type and destination	47
en12	Discharge of effluents	46
en13	Any fuel, oil or chemical spills	N/A*
en14	Environmental impact of goods and services	31
en15	Recycling of our products	N/A*
en16	Any incidents of environmental non-compliance	47

Our social performance (employees)

Indicator	Section	Page
la1	Our workforce, by geography	49
la2	Net employment creation and average turnover	50
la3	Independent trade union memberships	50
la4	Our workforce consultation programmes	28
la5	Occupational disease and accidents	51
la6	Our health and safety committees	N/A*
la7	Injuries, absences and lost time	51
la8	Policies on HIV/AIDS	N/A*
la9	Time invested in training and education	51
la10	Our policies on equal opportunity	49
		54
la11	Executive diversity	49
la12	Employee benefits	50

Our social performance (people and society)

Indicator	Section	Page
hr1	Our policy on human rights	54
hr2	Human rights in action	N/A*
hr3	Human rights in our supply chain	58
hr4	Our policy on non-discrimination	54
hr5	Our policy on freedom of association	54
hr6	Our policy on child labour	54
hr7	Our policy on forced labour	54
so1	Our policy on community impact	54
so2	Our policy on bribery and corruption	55
so3	Our policy on political contributions	55
pr1	Our policy on customer health and safety	53
pr2	Our policy on product labelling	23
		53
pr3	Our policy on consumer privacy	53

*N/A – Data not reliable or not available at a corporate level in 2004. In future Reports we will endeavour to redress these gaps.

Major subsidiaries 2004

Wholly-owned, unless otherwise mentioned

Northern Europe
N.V. Nutricia, Zoetermeer, the Netherlands
Nutricia Nederland B.V., Zoetermeer, the Netherlands
Nutricia Cuijk B.V., Cuijk, the Netherlands
Nutricia Holdings Ltd., Trowbridge, England
Nutricia Ltd., Trowbridge, England
Scientific Hospital Supplies Ltd., Liverpool, England
Scientific Hospital Supplies USA Inc, Rockville, USA
Nutricia Ireland Ltd., Dublin, Ireland
Numico Infant Nutrition Group, Wexford/Macroom, Ireland
Nutricia A/S, Allerød, Denmark
Nutricia Norway A/S, Oslo, Norway
Nutricia Baby OY, Turku, Finland
Nutrica Clinical OY, Turku, Finland
Nutricia Nordica AB, Stockholm, Sweden

Central Europe
Pfrimmer Nutricia GmbH, Erlangen, Germany
Milupa GmbH, Friedrichsdorf, Germany
Nutricia Deutschland GmbH, Friedrichsdorf, Germany
Nutricia Grundstücksverwaltungs GmbH, Friedrichsdorf, Germany
Milupa GmbH, Puch, Austria
Nutricia Nahrungsmittel GmbH, Vienna, Austria
Nutricia Healthcare S.A., Châtel-Saint-Denis, Switzerland
Milupa S.A., Domdidier, Switzerland
Nutricia S.A., Domdidier, Switzerland

Southern Europe
N.V. Nutricia België, Bornem, Belgium
N.V. Milupa, Bornem, Belgium
Nutricia S.A., Paris, France
Milupa S.A., Paris, France
Nutricia Nutrition Clinique S.A.S. Paris, France
Nutricia S.p.A., Milan, Italy
Nutricia Italia S.p.A., Milan, Italy
Milupa S.p.A., Varese, Italy
Nutricia S.A., Madrid, Spain
Nutricia S.A., Valdemoro, Spain
Milupa Portuguesa L.D.A., Linda-A-Velha/Benavente, Portugal
Nutricia Portugal L.D.A., Lisbon, Portugal

Eastern Europe
Numil Hellas S.A., Nea Kifissia, Greece
Numil Gida Ürünleri San ve Tic., Istanbul, Turkey
Numil Hungary Kft., Budapest, Hungary
Nutricia Poland B.V. (50%), Schiphol Airport , the Netherlands
Nutricia Polska Sp. z.o.o. (49.9%), Opole, Poland
Nutricia Krotoszyn Sp. z.o.o. (50.0%), Krotoszyn, Poland
Nutricia a.s., Prague, Czech Republic
Sodad Nutricia a.s., Prague, Czech Republic
Deva a.s., Nové Mesto, Czech Republic
Nutricia Slovakia s.r.o., Bratislava, Slovak Republic
OAO Istra Nutricia Baby Food (98.9%), Istra, Russia
Nutricia OOO (99.7%), Moscow, Russia
Nutricia – Ukraine LLC, Kiev, Ukraine

Asia, Americas, Africa
PT Sari Husada (79.5%), Yogyakarta, Indonesia
PT Nutricia Indonesia Sejahtera, Jakarta, Indonesia
Nutricia (Asia Pacific) Ltd., Wanchai, Hong Kong, China
Nutricia Pharmaceutical Company, Wuxi, China
Nutricia Nutritionals Co. Ltd., of Hei Long Jiang, Qiqihar, China
Nutricia Australia Pty Ltd., Sydney, Australia
Nutricia Ltd., Auckland, New Zealand
Kasdorf S.A., Buenos Aires, Argentina
Support Produtos Nutricionais Ltda., Rio de Janeiro, Brazil

General
Numico Trading B.V., Schiphol Airport, the Netherlands
Numico Financial Center B.V., Schiphol Airport, the Netherlands
Numico Beheer B.V., Schiphol Airport, the Netherlands
Numico Research B.V., Wageningen, the Netherlands
Numico Nederland B.V., Schiphol Airport, the Netherlands
Nutricia International B.V., Schiphol Airport, the Netherlands
Nutricia Export B.V., Schiphol Airport, the Netherlands
Numico Research Pty Ltd., Oakden, Australia
CLF GmbH, Friedrichsdorf, Germany

Glossary

> **A Note on the meaning of Sustainability:**
The concept of Sustainable Development was developed in 1987 by Gro Harlem Bruntland, the prime minister of Norway; and was popularised thereafter by many scientists and opinion leaders. The World Commission on Environment and Development in *its report* 'Our Common Future' defined Sustainable Development as "meeting the needs of the present generation without compromising the ability of future generations to meet their own needs."

At first understood as a term relating primarily to the protection of the environment, Sustainability has come to be associated with a much broader agenda adopted by companies who have concern for the impact of their business in the world. Many new terms have been introduced to describe this agenda – the most popular being Corporate Citizenship and Corporate Social Responsibility (or CSR). At Numico, we accept the broader meaning of Sustainability – often sloganised as People, Planet, Profit – and in this Report it may be understood as allied and (often) interchangeable with Citizenship and Social Responsibility.

> **CFC**
Chlorofluorocarbon. CFCs are considered deleterious to the ozone layer.

> **CO_2 Carbon dioxide**
This is the most prevalent greenhouse gas.

> **COD**
Chemical Oxygen Demand.

> **FTE**
Full-time equivalent.

> **GJ Gigajoule**
The Joule (J) is the basic energy unit of the International System of Units (SI), ultimately defined in terms of the metre, kilogram and second.

> **Global warming or Greenhouse Effect**
The increasing temperature of the atmosphere due principally to the burning of fossil fuels like coal, gas and oil in power stations and vehicles.

> **GHP and GMP**
Good Hygiene Practices (GHP), Good Manufacturing Practices (GMP).

> **GRI**
Global Reporting Index.

> **HACCP**
Hazard Analysis of Critical Control Points.

> **HCFC**
Chlorofluorocarbon with one or more hydrogen atoms. HCFCs are an alternative to CFCs, with approximately one-tenth of their ozone-depleting properties and greenhouse effect.

> **IFRS**
International Financial Reporting Standard for financial statements (replacing GAAP, Generally Accepted Accounting Principles).

> **ILO**
International Labour Organisation.

> **ISO 22000**
International standard, expected in 2006, that will form the basis for setting up, auditing and certifying food safety management systems. It has been formulated by the International Standardisation Organisation (ISO).

> **KPI**
Key Performance Indicator.

> **NGO**
Non-governmental Organisation.

> **NO_x Nitrogen oxides**
Gases contributing to the greenhouse effect and possibly to the deterioration of the stratospheric ozone layer.

> **SO_x Sulphur oxide**
Gases contributing to acid rain.

> **WHO**
World Health Organisation.

Written and produced by Numico Corporate Communications
Designed by Addison Corporate Marketing Ltd.
Numico portraits by Jaap van den Beukel
Printed in Belgium by Deckers Druk

www.numico.com




Sustaining life

www.numico.com/sustaininglife

Royal Numico N.V.
P.O. Box 75538, 1118 ZN Schiphol Airport
The Netherlands. +31 (0)20 456 9000
www.numico.com

For further information, please contact:
Numico Corporate Communications Tel: + 31 79 353 9765
Numico Investor Relations Tel: +31 79 353 9003



NUMICO



Press Release
Results First Quarter 2004

Strong Start for Baby Food and Clinical Nutrition

Zoetermeer, 4 May 2004

Highlights first quarter 2004 (*on a comparable basis*)[1]

- Total net sales up 8.0% to EUR 402 mln
- EBITA up 8.5% and EBITA margin at 20.0%
- Nutricia Baby net sales and EBITA up 6.5% and 11.0%; EBITA margin at 20.5%
- Nutricia Clinical net sales and EBITA up 12.8% and 15.4%, EBITA margin at 27.7%
- Net result increased threefold to EUR 48 mln
- Net debt position slightly improved to EUR 1,058 mln
- Various efficiency programmes well underway

CEO's Statement
"Numico is pleased to announce good results for Q1 2004. This marks the first quarter of the 'new Numico', now fully focused on its core businesses Baby Food and Clinical Nutrition.

Both divisions performed well and at the top end of our full year guidance. Baby Food results were particularly encouraging as, in addition to good sales and EBITA, we achieved increased operating margins despite a strong increase in marketing spend. Clinical Nutrition achieved a record 2 year high sales growth of 12.8%, while margins remain robust at 27.7%. Importantly, total net result is at its highest level since the second quarter of 2001.

Our industrial optimisation project has progressed well. The Infant Milk Formula product transfer is now complete, and we have completed the sale of 3 of the 7 factories planned for discontinuation. We are on track to deliver EUR 35 mln of cost savings by 2006.

On the organisational front, we were able to fill 5 important positions at the secondary management level. These new hires have significant multi-national experience and will be a great addition to our existing management team.

With respect to Corporate Governance, we have made and proposed substantial changes to improve transparency and to align our corporate structure and processes with international standards and the Dutch Corporate Governance Code. We will be in full compliance with the Dutch Code by next year.

Overall, Numico's progress in Q1 2004 gives us confidence that we are well positioned to achieve our 2004 targets and in the longer term become the leading high-growth, high-margin specialised nutrition company."

[1] *Comparable basis is at constant scope of consolidation and constant exchange rates.*

Consolidated key figures for Q1 2004

(EUR mln)	First quarter		% change	
	2004	2003	comparable[2]	actual
Sales	402	863	8.0%	(53.4%)
Operating profit before amortisation (EBITA)	80	74	8.5%	7.8%
Net result	48	16		190.9%
Cash earnings	48	35		37.2%
Cash earnings per share (EUR)	0.29	0.21		37.2%
Free cash flow	4	244		

UPDATE ON STRATEGIC INITIATIVES

Project Focus

Project Focus is aimed at substantially improving the effectiveness and efficiency of the production platform of Baby Food in Western Europe by reducing the number of plants and improving the efficiency of the production processes.

Execution of this plan is well on track. In the first quarter, the company successfully concluded the transfer of the entire production of Infant Milk Formula, three months ahead of schedule. The next step will be to transfer the production of jars and cereals, which will be concluded by spring 2005.

Three plants have now been sold and two more will be sold or closed by the third quarter of this year. In addition, the company has decided to sell a (primarily) third party manufacturing plant. As such, Numico's European Baby Food production platform will ultimately consist of 8 plants.

Project Booster

Project Booster, aimed at continuously improving the efficiency of the variable cost base of the supply chain, is well on track to delivering the targeted cost savings of EUR 20 mln in 2004. In the first quarter, EUR 6 mln of cost savings have been achieved through, amongst others, tender purchasing in packaging, changing suppliers of raw materials and consolidating procurement of office supplies.

Reduction in Trade Working Capital

Numico aims to reduce the level of trade working capital as a percentage of net sales to 12.5% in 2004. At the end of the first quarter 2004, trade working capital was at 15.6% of net sales, an improvement of 280 basispoints compared to the end of the first quarter in 2003. Despite a temporary increase compared to the fourth quarter of 2003, Numico remains confident that it will reach the 12.5% target by the end of 2004.

Corporate Governance

Numico's objective is to enhance shareholders' transparency and democracy. In order to achieve this objective, significant changes will be proposed to the annual General Meeting of Shareholders (GMS) on 6 May 2004:

- Abolish the depositary receipts and its related foundation 'Stichting Administratiekantoor';
- Limit the time period in which preference shares can be issued to six months before calling a GMS;
- Amend the Articles of Association to protect shareholders from a party taking 'creeping' control without needing to pay a premium; and
- Change the existing contracts of Executive Board members and align the remuneration policy with long-term shareholders' interests.

If these proposals are accepted by the GMS of 6 May 2004, Numico will then be aligned with international standards and in full compliance with the Dutch Code by next year.

---

[2] *Comparable basis is at constant scope of consolidation and constant exchange rates.*

Human Resources
Numico has made considerable progress in hiring new talent to fill key positions in both the Baby Food and Clinical Nutrition divisions thereby further strengthening our ability to execute our strategic objectives going forward. Recruits have come from multi-national pharmaceutical and FMCG companies.

FINANCIAL REVIEW *(on a comparable basis[3])*

Total net sales in the first quarter of 2004 were EUR 402 mln, an 8.0% increase compared to the first quarter of 2003. Both Baby Food and Clinical Nutrition contributed to this healthy performance. Excluding the discontinued business, Baby Food and Clinical Nutrition grew by 8.6%.

The gross margin continued to improve in the first quarter of 2004 compared to the same period last year. This can mainly be attributed to the positive impact of a change in product mix and geography as well as the company's continuous efforts to improve the efficiency of the variable cost base through project Booster.

Total EBITA increased 8.5% to EUR 80 mln in the first quarter, despite an overall increase in marketing spend of 14.2%.

The tax charge was 27% in the quarter. It is expected that the tax rate will be around 30% - 35% for the full year.

Net result tripled to EUR 48 mln helped by significantly lower financial income & expenses and amortisation. Given this low level of amortisation, cash earnings and (cash) earnings per share for the quarter are also EUR 48 mln and EUR 0.29, respectively.

Shareholders' Equity (Capital & Reserves) *(at actual rates)*
Shareholders' equity amounted to EUR (414) mln at 31 March 2004, compared to EUR (469) mln at 31 December 2003. This improvement can be attributed to retained earnings of EUR 48 mln and a positive currency translation effect of EUR 8 mln.

Given the historical and expected future retained earnings, Numico is confident that it will be able to sufficiently strengthen its shareholders' equity through retained earnings within 3 years. Moreover, it is to be reiterated that negative shareholders' equity has no impact on Numico's operations, access to funding nor stock exchange listing.

Cash Flow *(at actual rates)*
Net cash flow from operations and free cash flow amounted to EUR 12 mln and EUR 4 mln, respectively, in the first quarter of 2004. As anticipated, the temporary increase in trade working capital adversely impacted free cash flow in the first quarter.

Capital expenditure during the quarter was EUR 10 mln, which is below the level of 5% of net sales the company has indicated for the full year but in line with the level of depreciation. The company still expects the level of capital expenditure to be around 5% of net sales for the year.

Debt position *(please see Appendix 6)*
In the first quarter of 2004, the net debt position slightly improved to EUR 1,058 mln compared to the fourth quarter of 2003. In the first quarter, the company bought back EUR 129 mln (nominal) of the 2004 subordinated convertible bond. As a result, the nominal amount of total outstanding subordinated convertible bonds decreased to EUR 1,330 mln in the first quarter of this year. The current cash balance, the cash flows expected in 2004/2005 and the new bank loan facility will be adequate to fully repay the outstanding convertible bonds of EUR 352 mln in September 2004 and EUR 627 mln in June 2005.

---

[3] *Comparable basis is at constant scope of consolidation and constant exchange rates.*

REVIEW BY SEGMENT *(on a comparable basis[4])*

Baby Food

(EUR mln)	First Quarter		
	2004	2003	change[4]
Sales	257	248	6.5%
EBITA	52	48	11.0%
EBITA as a % of sales	20.5	19.2	90 bps
Sales discontinued	5	7	
EBITA discontinued	0	(1)	
Total sales	262	255	5.7%
Total EBITA	52	47	11.2%
EBITA as a % of sales	19.8	18.4	100 bps

Increased focus coupled with increased marketing spend are starting to bear fruit. Net sales in Baby Food increased 6.5% to EUR 257 mln in the first quarter. This encouraging performance was fuelled by 12% growth outside Western Europe, notably countries such as Russia, Turkey and Indonesia. Net sales in Western Europe grew by more than 2% reflecting the first positive signs of our renewed strategy in key markets such as the UK, Ireland, the Netherlands and Belgium.

Despite an increase in marketing spend of 20.0% to support the various product initiatives, EBITA of the Baby Food division was able to increase by 11.0% to EUR 52 mln. Accordingly, the EBITA margin improved 90 bps to 20.5% compared to the same period last year.

Discontinued sales and EBITA consist of various businesses – countries such as South Africa, Mexico, and Taiwan - that were either divested in the first quarter or will be divested in the course of 2004 because these businesses did not fulfill the company's high-growth, high-margin criteria.

Clinical Nutrition

(EUR mln)	First Quarter		
	2004	2003	change[4]
Sales	138	125	12.8%
EBITA	38	33	15.4%
EBITA as a % of sales	27.7	26.4	110 bps

Net sales in Clinical Nutrition grew by 12.8% to EUR 138 mln in the first quarter of 2004. Virtually all countries contributed to this growth, particularly in historical strongholds such as Germany, the UK and the Netherlands. New markets like France and Spain demonstrated substantial performance, achieving double-digit growth in the quarter. Again this quarter, the business in France was able to gain market share, now attaining a number 2 market position. The overall strong performance of the Clinical Nutrition Division can be attributed to an increased focus on home care and pharmacy channels as well as disease-specific products.

Due to a favourable shift in the mix of products and channels, EBITA of Clinical Nutrition grew by 15.4% to EUR 38 mln, thereby improving the EBITA margin by 110 bps to 27.7%, compared to the same quarter of last year.

[4] *Comparable basis is at constant scope of consolidation and constant exchange rates.*

Update on Ephedra litigation
Numico assumed the litigation risk related to ephedra-containing products of Rexall Sundown and GNC. Since the beginning of March 2004, the number of active cases at both GNC at Rexall Sundown increased by 10 which is a continuation of the stable trend witnessed over the last 18 months. Given the low absolute levels it is to be noted that variances between months occur as these claims tend to be filed in batches. As GNC was mainly a seller of ephedra-containing products and hardly a manufacturer, all cases at GNC – except for one - have been tendered off to the underlying manufacturers.

Given that the company stopped selling ephedra containing products at GNC and Rexall Sundown before 30 June 2003, coupled with the fact that ephedra products are bought and used for immediate use and alleged adverse effects emerge shortly after usage, the probability of new occurrences is less likely. It is also to be noted that Numico has adequate insurance in the form of an occurrence-based policy, to cover the ephedra litigation risk and that all incurred costs related to ephedra litigation are covered by Numico's insurance policy.

A live audio web cast of the analyst conference call and the related presentation slides will be available on our website (www.numico.com) as of 10:00 hrs CET. Additionally, an interview with Jan Bennink (CEO) and Jean-Marc Huët (CFO), containing the key messages, in video and text will be available on www.numico.com and on www.cantos.com.

General Information

The same accounting principles as used in the Annual Report 2003 have been applied to prepare the first quarter 2004 results.

Consolidated Profit & Loss Account *(actual rate) (unaudited)*

(in EUR mln)

	First quarter		
	2004	**2003**	**% change**
Net sales	402	863	(53.4)
Raw material costs, etc.	(110)	(316)	(65.3)
Operating margin	292	547	(46.6)
Other operating proceeds	6	16	
Total	298	563	
Personnel costs	(95)	(193)	(50.6)
Advertising & Promotion	(38)	(71)	(46.8)
Other costs	(76)	(183)	(58.7)
Exceptional items	0	(16)	
Depreciation	(9)	(26)	(66.3)
Total operating expenses	(218)	(489)	(55.5)
Operating result before amortisation (EBITA)	80	74	7.8
Amortisation fixed assets	0	(19)	
Operating result	80	55	44.1
Financial income and expenses	(13)	(21)	(37.7)
Result before tax	67	34	94.5
Tax on profit	(18)	(20)	(8.6)
Result divestments group companies	1	4	(73.0)
Group result	50	18	172.1
Minority interests	(2)	(2)	0.0
Net result	48	16	190.9

Appendix 2

Detailed key figures for Q1 2004

(at actual rate)

	First quarter		
	2004	2003	% change
As a % of net sales			
EBITDA	22.2	11.6	90.8
EBITA	20.0	8.6	132.4
Net result	12.0	1.9	524.8
Cash earnings	12.0	4.1	196.4
Per share development * *(in EUR)*			
Net result	0.29	0.10	188.0
Cash earnings	0.29	0.21	37.2
Capital and reserves	(2.49)	0.83	
Number of ordinary shares of EUR 0.25 *(in mln)*			
At period-end	166.25	166.15	
Average	166.22	166.15	

* Based on average number of shares outstanding, except for capital and reserves which is based on the number of shares outstanding at period-end.

Appendix 3

Segment information by activity *(excluding exceptionals)*

NET SALES	First quarter		% change	
	2004	2003	comparable	actual
Baby Food	257	248	6.5%	3.4%
Baby Food discontinued	5	7		
Baby Food Total	262	255	5.7%	2.6%
Clinical Nutrition	138	125	12.8%	10.5%
Discontinued business	2*	483		
Total Net Sales	402	863	8.0%	(53.4%)

** related to Bekina plant*

EBITA	First quarter		% change	
	2004	2003	comparable	actual
Baby Food	52	48	11.0%	10.1%
Baby Food discontinued	-	(1)		
Baby Food Total	52	47	11.2%	10.2%
Clinical Nutrition	38	33	15.4%	14.0%
Non-allocated costs	(10)	(6)		
Discontinued business	-	16		
Total EBITA	80	90	8.5%	(11.2%)

EBITA as a % of net sales	First quarter		change in bps	
	2004	2003	comparable	actual
Baby Food	20.5	19.2	90	130
Baby Food discontinued				
Baby Food Total	19.8	18.4	100	140
Clinical Nutrition	27.7	26.4	110	130
Discontinued operations	-	-		
Total EBITA as a % of sales	20.0	10.5	10	950

Appendix 4

Consolidated Cash Flow Statement

(in EUR mln)

	First Quarter			
	2004		2003	
Net result		**48**		**16**
Adjustments to operational cash flow				
Depreciation		9		26
Amortisation of intangible fixed assets		-		19
Result divestments		(1)		-
Movement provisions		(1)		1
Long-term receivables/payables		(2)		(1)
Net change in trade working capital		(38)		82
Net change in non-trade working capital		(3)		104
	(36)		231	
Net cash flow from operational activities	**12**		**247**	
Investments				
Proceeds of sale of tangible fixed assets		-		2
Capital expenditure		(10)		(17)
Long-term investments		0		(2)
Net proceeds divestments		2		14
Other		-		
Net cash flow from investment activities	**(8)**		**(3)**	
Free cash flow	**4**		**244**	
Financing				
Issued convertible bonds		-		-
Repurchase of shares		(1)		-
Repurchase of convertible bonds		(146)		(75)
Redeemed loans		-		(5)
Minority interests		2		-
Net cash flow from financing activities	**(145)**		**(80)**	
Exchange rate differences	6		9	
Change in net cash position	(135)			173
Net cash position 1 january	409			237
Net cash position 31 March	**274**			**410**

Appendix 5

Consolidated Balance Sheet

(in EUR mln)

	31 Mar. 2004		31 Dec. 2003	
Fixed assets				
Intangible fixed assets		23		23
Tangible fixed assets		260		258
Financial fixed assets		33		31
Deferred tax assets		438		438
	754		**750**	
Current assets				
Stocks		168		152
Trade debtors		231		210
Other debtors		95		95
Cash & cash equivalents (c)		274		409
	768		**866**	
Total assets	**1,522**		**1,616**	
Long term loans (a)	**1,332**		**1,475**	
Current liabilities				
Trade creditors		141		142
Other creditors		264		267
Short-term loans (b)		-		3
	405		**412**	
Provisions	123		121	
Deferred tax liabilities	49		52	
Minority interests	27		25	
Capital and reserves	(414)		(469)	
Total liabilities	**1,522**		**1,616**	
Net debt position *(a+b-c)*	**1,058**		**1,069**	

Liabilities

(in EUR mln)

	31 Mar. 2004	31 Dec. 2003
Convertible Subordinated Bonds 1.5%, 1999	352	494
Convertible Subordinated Bonds 4.25%, 2000	627	627
Convertible Subordinated Bonds 3.0%, 2004	345	345
Other convertible loans	6	6
Convertible loans	**1,330**	**1,472**
Senior debt	2	6
Cash & cash equivalents	(274)	(409)
Senior net debt	**(272)**	**(403)**

Reconciliation of financial income and expenses

	2004	2003			
	Q1	Q4	Q3	Q2	Q1
Interest expenses	(15)	(27)	(28)	(30)	(32)
Interest income	5	9	8	7	8
Net interest expenses	**(10)**	**(18)**	**(20)**	**(23)**	**(24)**
Impact convertible buy-back	(4)				
Other	1				
Financial income and expenses	**(13)**				

Capital and reserves

(in EUR mln)

During the first quarter of 2004, capital and reserves increased by EUR 55 mln to EUR (414) mln
The increase can be specified as follows:

	31 Mar. 2004	31 Dec. 2003
Capital and reserves at the beginning of the year	(469)	173
Conversion / option rights	-	-
Share issues	-	-
Stock dividend	-	-
Dividend	-	-
Repurchase of shares	(1)	-
Net result for the period	48	(504)
Exchange rate differences	8	(138)
Capital and reserves at the end of the period	**(414)**	**(469)**

For further information, please contact:
Numico Corporate Communications Tel: + 31 79 353 9765
Numico Investor Relations Tel: + 31 79 353 9003




SEC MAIL
RECEIVED
PROCESSING
OCT 0 4 2006
WASH. D.C.
213
SECTION

Press Release

Second Quarter and Half Year Results 2004

Numico Achieves Record Sales Growth in First Half 2004

Zoetermeer, 12 August 2004

Highlights first half 2004 ***(on a comparable basis)*** [1]

- Total net sales up 9.2%; EBITA margin at 20.5%
- Nutricia Baby net sales up 7.8%; EBITA margin at 20.2%
- Nutricia Clinical net sales up 12.1%; EBITA margin at 28.5%
- Net result at EUR 97 mln compared to EUR (88) mln in H1 03
- Net debt position at EUR 1,048 mln; Shareholders' Equity improved by EUR 91 mln to EUR (378) mln

Highlights second quarter 2004 ***(on a comparable basis)*** [1]

- Total net sales up 9.7%; EBITA margin at 20.4%
- Nutricia Baby net sales up 8.9%; EBITA margin at 19.9%
- Nutricia Clinical net sales up 11.2%; EBITA margin at 29.0%
- Net result at EUR 49 mln compared to EUR (104) mln in Q2 03

CEO's Statement

"Numico's performance in the first half 2004 shows the strength of the people and the potential of the new Numico, fully focused on the growth of its core businesses, Baby Food and Clinical Nutrition.

Numico's 9.7% sales growth in Q2 2004 reflects the turnaround momentum of the last 18 months and makes us confident to raise our overall net sales growth target for 2004 to 7 - 9%.

Both divisions contributed equally to achieve this result. Baby Food grew by 8.9%, driven by very strong performance in the UK, combined with continued growth in our developing markets. In Clinical Nutrition, we saw our second consecutive quarter of double-digit growth, fueled by accelerated growth in the Southern European markets, as well as the increased momentum of our disease-specific products."

Consolidated key figures second quarter and first half 2004

(EUR mln)	Second quarter		% change		First half year		% change	
	2004	2003	comp.[1]	actual	2004	2003	comp[1].	actual
Net sales	435	881	8.9%	(50.6%)	837	1,744	8.4%	(52.0%)
Net sales continued business	427	389	9.7%	9.6%	820	761	9.2%	7.8%
EBITA*	86	26			167	100		
Net result	49	(104)			97	(88)		
Cash earnings	49	(88)			98	(53)		
Cash EPS (EUR)	0.30	(0.53)			0.59	(0.32)		
Free cash flow	25	(12)			29	232		

** Operating result before amortisation and including exceptional items*

[1] *Comparable basis is at constant scope of consolidation and constant exchange rates.*

OUTLOOK 2004

Based on the strong growth performance in the first half of 2004, the overall organic net sales growth target for 2004 has been raised from 6 – 8% to 7 – 9%. This is driven by a net sales growth in Baby Food of 6 – 8% (previously: 5 – 7%) and in Clinical Nutrition of 10 – 12% (previously: 8 – 12%). The company reiterates that EBITA is expected to grow – on a comparable basis – by approx. 10%, taking into account this year's higher marketing spend as well as slightly higher non-allocated costs compared to 2003.

REVIEW BY SEGMENT ***(on a comparable basis[2])***

Baby Food

Second Quarter			(EUR mln)	First half year		
2004	2003*	change[2]		2004	2003*	change[2]
276	256	8.9%	Sales	532	504	7.8%
55	49	17.8%	EBITA	108	96	14.4%
19.9	19.0	140 bps	EBITA as a % of sales	20.2	19.1	120 bps
7	6		Sales discontinued**	12	13	
(1)	(1)		EBITA discontinued	(2)	(1)	
283	262	9.0%	Total sales	544	517	7.4%
54	48	17.3%	Total EBITA	106	95	14.2%
19.2	18.4	130 bps	EBITA as a % of sales	19.5	18.4	120 bps

* *At actual rate*
** *Discontinued primarily consists of South Africa and the third party manufacturing plant in Kampen which were sold in H1'04*

As a result of strategic and operational initiatives, the Baby Food division is starting to deliver very positive results. Net sales in Baby Food increased 7.8% to EUR 532 mln in the first half of 2004. This strong growth performance was driven by a positive trend in our key Western European markets, resulting in growth of 2.3% for the first half of 2004. In addition, the markets outside Western Europe grew by 16%, driven by strong performance in Russia, Indonesia, Turkey and the Middle East.

The UK, which is Numico's largest Western European market, delivered excellent results, with growth of 7.2% in the first half of 2004, supported by a very strong second quarter of 9.2%. This performance is driven by improved overall execution, strong improvements in sales capabilities and category management, as well as the introduction of pre-biotics in the Infant Milk Formula (IMF) brands.

In the first half of 2004, EBITA of the Baby Food division increased 14.4% to EUR 108 mln despite an increase in marketing spend of 28%. In the second quarter, the Baby Food division increased EBITA by 17.8% to EUR 55 mln. These increases were driven by a favourable product and geographic mix, coupled with a slightly lower fixed cost base.

The EBITA margin improved 120 bps to 20.2% in the first half of the year, compared to the same period last year. Similarly in the second quarter, the EBITA margin improved 140 bps to 19.9%, notwithstanding an increase of 34% in marketing spend.

Acquisition of Valio's Baby Food brands in Finland
On 24 May 2004, Numico agreed to acquire the leading Finnish baby food brands 'Tutteli' (IMF) and 'Muksu' (cereals) from Valio Group for EUR 57 mln in cash. This add-on acquisition represents an excellent fit with Numico's overall strategic objective and delivers the two noted brands, which combined with Numico's leading position in the Finnish baby food specialities category, offer market leading positions and significant growth potential in a relatively underdeveloped market.

[2] *Comparable basis is at constant scope of consolidation and constant exchange rates.*

Clinical Nutrition

Second Quarter			(EUR mln)	First half year		
2004	2003*	change[3]		2004	2003*	change[3]
151	133	11.2%	Sales	288	257	12.1%
44	42	2.1%	EBITA	82	75	7.9%
29.0	31.9	(250) bps	EBITA as a % of sales	28.5	29.4	(110) bps
-	3		Sales discontinued	2	4	
-	-		EBITA discontinued	-	-	
151	136	9.4%	Total sales	290	261	11.0%
44	42	2.3%	Total EBITA	82	75	8.1%
28.8	31.1	(200) bps	EBITA as a % of sales	28.3	28.9	(70) bps

* *At actual rate*

** *Discontinued is related to the Clinical Nutrition brands in Taiwan which were sold in H1'04*

Net sales in Clinical Nutrition grew by 12.1% to EUR 288 mln in the first half of 2004. The Northern European countries continued their growth trend at 9.4% in the first half 2004. The Southern European countries built upon this performance with an accelerated growth rate of 16.6%.

In the second quarter 2004, the Clinical Nutrition division increased net sales by 11.2% to EUR 151 mln. From a product perspective, the General Malnutrition segment showed improvement, with a growth of 10.5% in the first half of 2004, compared to 9.7% in 2003. In addition, the Disease-Specific products continued to build momentum, delivering growth of 13.8% in the first half of 2004, surpassing 2003 growth rate of 10.5%.

Due to a favourable shift in the mix of products and channels, EBITA of Clinical Nutrition grew by 7.9% to EUR 82 mln. In the second quarter, EBITA was able to surpass the exceptionally strong performance of 2003 by 2.1%, resulting in a 29% EBITA margin.

FINANCIAL REVIEW *(on a comparable basis[3])*

First half 2004

The performance of the Baby Food and Clinical Nutrition divisions in the first half of 2004 is a clear indicator that Numico's overall growth strategy is well on track. On the back of 7.8% organic net sales growth for Baby Food and 12.1% for Clinical Nutrition, Numico's overall net sales, excluding the discontinued business, grew by 9.2%.

The overall gross margin remained stable. This is mainly due to a change in product and geographic mix and continuous efforts to reduce the variable cost base through project Booster. Changes in commodity prices did not impact the company's performance. Total EBITA increased 6.7% to EUR 167 mln, despite an overall increase in marketing spend in Baby Food and Clinical Nutrition of 23%.

The tax charge was 28.6% and net result increased to EUR 97 mln helped by significantly lower financial income and expenses and amortisation. Cash earnings and cash earnings per share for the first half year are EUR 98 mln and EUR 0.59, respectively.

[3] *Comparable basis is at constant scope of consolidation and constant exchange rates.*

Second quarter 2004
Total net sales were EUR 435 mln, an 8.9% increase compared to the second quarter of 2003. Both Baby Food and Clinical Nutrition contributed to this healthy performance. Excluding the discontinued business, total net sales grew by 9.7%.

Total EBITA increased 5.0% to EUR 86 mln, despite an overall increase in marketing spend of 30%.

Net result increased to EUR 49 mln. Given the low level of amortisation, cash earnings and (cash) earnings per share for the quarter are EUR 49 mln and EUR 0.30, respectively.

OTHER FINANCIAL INFORMATION

Trade Working Capital
Numico aims to reduce the level of trade working capital to 12.5% of net sales in 2004. At 30 June 2004, trade working capital was at 16.4% of net sales, an improvement of 160 bps compared to a year ago. The increase since December 2003 can mainly be explained by a build-up prior to the general production slow-down during the summer period as well as the current work in progress related to project Focus. Given the planned plant reductions and transfer of production lines, Numico remains confident that it will reach the 12.5% target by the end of the year.

Cash Flow *(at actual rates)*
Net cash flow from operations and free cash flow amounted to EUR 52 mln and EUR 29 mln, respectively, in the first half of 2004. In the second quarter, net cash flow from operations and free cash flow were EUR 40 mln and EUR 25 mln, respectively. As anticipated, free cash flow was adversely impacted by the temporary increase in trade working capital in the first two quarters of 2004.

Capital expenditure was EUR 26 mln, or 3.2% of net sales, in the first half of 2004, of which EUR 16 mln, or 4.0% of net sales in the second quarter. Although capital expenditure is below the target of 5% of net sales, the company still expects capital expenditure to be approx. 5% of net sales for the year.

Debt position *(please see Appendix 6)*
In the first half of 2004, the net debt position improved to EUR 1,048 mln compared to EUR 1,069 mln at 31 December 2003. In the second quarter, the level of outstanding subordinated convertible bonds remained unchanged. The total amount of outstanding subordinated convertible bonds stood at EUR 1,332 mln at the end of the second quarter. The current cash balance, the future cash flows expected in the remainder of 2004 and 2005 and the undrawn new bank loan facility of EUR 850 mln will be adequate to fully repay the outstanding convertible bonds of EUR 354 mln (EUR 314 mln nominal) in September 2004 and EUR 627 mln in June 2005.

Shareholders' Equity (Capital & Reserves) *(at actual rates)*
Shareholders' equity amounted to EUR (378) mln at 30 June 2004, compared to EUR (414) mln at 31 March 2004. The improvement was driven by retained earnings of EUR 49 mln, which was slightly offset by a negative currency translation effect of EUR (6) mln, mainly caused by the Indonesian rupiah.

Given the historical and expected future retained earnings, Numico is confident that it will be able to sufficiently strengthen its shareholders' equity through retained earnings within 2 years. Moreover, it is to be reiterated that negative shareholders' equity has no impact on Numico's operations, access to funding or stock exchange listing.

Dividend
Numico's current negative shareholders' equity position prevents Numico from paying a dividend. Numico is confident that it will be able to restore shareholders' equity within 2 years through retained earnings. Once the level of shareholders' equity has been sufficiently restored, Numico intends to resume dividend payments based on a dividend payout policy that will be aligned with the (growth) profile of the company and with relevant peers.

UPDATE ON VARIOUS INITIATIVES

Corporate Governance

Numico has made a number of substantial changes to its corporate governance structure in the first half of 2004 of which the following are the most notable:

- Abolishment of the depositary receipts and the related foundation 'Stichting Administratiekantoor';
- Limitation of the time period in which preference shares can be issued to six months;
- Amendment of the Articles of Association to protect shareholders from a party taking 'creeping' control without needing to pay a premium;
- Alteration of the existing contracts of Executive Board members and alignment of the remuneration policy with long-term shareholders' interests.

By doing so, Numico is now in full compliance with the Dutch Corporate Governance Code.

Divestiture Programme

Over the last 12 to 18 months, Numico sold or closed various businesses that did not fulfil the company's high-growth, high-margin criteria. In the second quarter of 2004, Numico sold its Baby Food operations in South Africa as well as its Clinical Nutrition brands in Taiwan.

Project Focus

Project Focus, which is aimed at substantially improving the effectiveness and efficiency of the production platform of Baby Food in Western Europe, is well on track. In the first half of 2004, the company successfully concluded the transfer of the entire production of IMF, well ahead of schedule. In the next six to twelve months, the transfer of the production of jars and cereals to Deva (Czech Rep.), Opole (Poland) and Benavente (Portugal) will be concluded.

The plant reduction programme is also well underway. In the second quarter, the factory in Kampen (The Netherlands), which mainly manufactures for third parties, was sold. Two additional plants are scheduled to be sold or closed in the second half of the year and the remaining two factories will be sold or closed in 2005.

Project Booster

Project Booster, aimed at continuously improving the efficiency of the variable cost base of the supply chain, is targeted to achieve cost savings of EUR 20 mln in 2004. In addition to EUR 6 mln of cost savings in the first quarter, another EUR 5 mln has been achieved in the second quarter. These savings are primarily achieved in the areas of packaging, supply management and procurement.

Implementation IFRS

Numico is well on track to be in full compliance with IFRS standards as from 1 January 2005. Current analysis shows that the transition to IFRS will not have a material overall impact on shareholders' equity for the opening balance sheet on 1 January 2004. The market value of the company's off-balance sheet items, the interest rate swaps and forward contracts is EUR (13) mln at 30 June 2004.

In addition, the different accounting treatments of share based payments (IFRS 2), employee benefits (IAS 19) as well as provisions and contingent liabilities (IAS 37) are each expected to have a non-material (less than EUR 5 mln on average) impact on the P&L 2004 accounts. It is to be noted that IAS 32 and IAS 39 have not yet been taken into account and thus have not yet been quantified. Any other material impact on the P&L or Balance Sheet is not expected as it stands today.

EPHEDRA LITIGATION

Numico assumed the litigation risk related to ephedra-containing products of Rexall Sundown and GNC. The number of claims filed per month continues to reflect a stable trend. Since the beginning of May 2004, the number of active cases at GNC at Rexall Sundown increased by 30 and 14 respectively. It is to be noted the number of cases filed against GNC include 10 older cases which could only be officially filed in July due to the bankruptcy of the related manufacturer.

Numico has adequate insurance in the form of an occurrence-based policy, to cover the ephedra litigation risk and all related administrative and legal costs.

A live audio & video web cast of the analyst presentation in London and the related presentation slides will be available on our website (www.numico.com) as of 16:30 hrs CET. Additionally, an interview with Jan Bennink (CEO) and Jean-Marc Huët (CFO), containing the key messages, in video and text will be available on www.numico.com and on www.cantos.com at 08:00 hrs CET.

General Information

The same accounting principals as used in the Annual Report 2003 have been applied to prepare the second quarter and first half year 2004 results.

Consolidated Profit & Loss Account *(actual rate) (unaudited)*

(in EUR mln)

Second quarter				First half year		
2004	2003	% change		2004	2003	% change
435	881	(50.6)	**Net sales**	837	1,744	(52.0)
(117)	(320)	(63.4)	Raw material costs, etc.	(227)	(636)	(64.3)
318	561	(43.3)	**Operating margin**	610	1,108	(44.9)
7	16	(56.3)	Other operating proceeds	13	32	(60.3)
325	577	(43.6)	**Total**	623	1,140	(45.4)
(100)	(195)	(48.8)	Personnel costs	(195)	(388)	(49.7)
(45)	(68)	(33.5)	Advertising & promotion	(83)	(139)	(40.3)
(84)	(183)	(54.0)	Other costs	(160)	(366)	(56.4)
-	(78)	-	Exceptional items	-	(94)	-
(10)	(27)	(63.3)	Depreciation	(18)	(53)	(64.7)
(239)	(551)	(56.6)	**Total operating expenses**	(456)	(1,040)	(56.1)
86	26	232.8	**Operating result before amortisation (EBITA)**	167	100	66.8
-	(16)	(98.1)	Amortisation of fixed assets	(1)	(35)	(98.0)
86	10	758.0	**Operating result**	166	65	155.2
(13)	(36)	(65.3)	Financial income and expenses	(26)	(57)	(54.6)
73	(26)	-	**Result before tax**	140	8	-
(22)	12	-	Tax on profit	(40)	(7)	-
-	(89)	-	Result divestments group companies	1	(86)	-
51	(103)	-	**Group result**	101	(85)	-
(2)	(1)	-	Minority interests	(4)	(3)	33.3
49	(104)	-	**Net result**	97	(88)	-

Appendix 2

Detailed key figures for Q2 and H1 2004 *(at actual rate)*

Second quarter 2004	Second quarter 2003	% change		First half year 2004	First half year 2003	% change
			As a % of net sales			
22.0	6.0	266.5	EBITDA	22.0	8.8	151.3
19.8	2.9	581.9	EBITA	19.9	5.7	249.1
11.3	(11.8)	-	Net result	11.6	(5.0)	-
11.3	(10.0)	-	Cash earnings	11.7	(3.0)	-
			Per share development * *(in EUR)*			
0.30	(0.63)	-	Net result	0.59	(0.53)	-
0.30	(0.53)	-	Cash earnings	0.59	(0.32)	-
(2.28)	(0.02)		Capital and reserves	(2.28)	(0.02)	
			Per share development (fully diluted)** *(in EUR)*			
0.28	(0.63)	-	Net result	0.55	(0.53)	-
0.28	(0.53)	-	Cash earnings	0.55	(0.32)	-
			Number of ordinary shares of EUR 0.25 *(in mln)*			
166.32	166.15	0.1	At period-end	166.32	166.15	0.1
166.29	166.15	0.1	Average	166.27	166.15	0.1

* Based on average number of shares outstanding, except for capital and reserves which is based on the number of shares outstanding at period-end.

** Based on IFRS-standards.

Appendix 3a

Segment information by activity - Second quarter 2004 *(excluding exceptionals)*

NET SALES				
(in EUR mln)	Second quarter		% change	
	2004	2003	comp.	actual
Baby Food	276	256	8.9	7.7
Baby Food discontinued	7	6		
Baby Food Total	283	262	9.0	7.7
Clinical Nutrition	151	133	11.2	13.4
Clinical Nutrition discontinued	-	3		
Clinical Nutrition Total	151	136	9.4	11.3
Discontinued business	1	483		
Total Net Sales	435	881	8.9	(50.6)
Total Net Sales continued business	427	389	9.7	9.6

EBITA				
(in EUR mln)	Second quarter		% change	
	2004	2003	comp.	actual
Baby Food	55	49	17.8	12.9
Baby Food discontinued	(1)	(1)		
Baby Food Total	54	48	17.3	12.4
Clinical Nutrition	44	42	2.1	2.8
Clinical Nutrition discontinued	-	-		
Clinical Nutrition Total	44	42	2.3	3.1
Non-allocated costs	(12)	(6)		
Discontinued business	-	20		
Total EBITA	86	104	5.0	(16.8)
Total EBITA continued business	87	85	5.2	2.7

EBITA as a % of net sales				
	Second quarter		change in bps	
	2004	2003	comp.	actual
Baby Food	19.9	19.0	140	90
Baby Food discontinued				
Baby Food Total	19.2	18.4	130	80
Clinical Nutrition	29.0	31.9	(250)	(290)
Clinical Nutrition discontinued				
Clinical Nutrition Total	28.8	31.1	(200)	(230)
Discontinued business	-	-		
Total EBITA as a % of net sales	19.8	11.8	(70)	800
Total EBITA % continued business	20.4	21.7	(80)	(130)

Segment information by activity - First half year 2004 *(excluding exceptionals)*

NET SALES *(in EUR mln)*	First half year 2004	First half year 2003	% change comp.	% change actual
Baby Food	532	504	7.8	5.6
Baby Food discontinued	12	13		
Baby Food Total	544	517	7.4	5.2
Clinical Nutrition	288	257	12.1	12.1
Clinical Nutrition discontinued	2	4		
Clinical Nutrition Total	290	261	11.0	10.9
Discontinued business	3	966		
Total Net Sales	837	1,744	8.4	(52.0)
Total Net Sales continued business	820	761	9.2	7.8

EBITA *(in EUR mln)*	First half year 2004	First half year 2003	% change comp.	% change actual
Baby Food	108	96	14.4	11.5
Baby Food discontinued	(2)	(1)		
Baby Food Total	106	95	14.2	11.3
Clinical Nutrition	82	75	7.9	8.5
Clinical Nutrition discontinued	-	-		
Clinical Nutrition Total	82	75	8.1	8.6
Non-allocated costs	(22)	(12)		
Discontinued business	1	36		
Total EBITA	167	194	6.7	(13.9)
Total EBITA continued business	168	159	6.6	5.3

EBITA as a % of net sales	First half year 2004	First half year 2003	change in bps comp.	change in bps actual
Baby Food	20.2	19.1	120	110
Baby Food discontinued	-	-		
Baby Food Total	19.5	18.4	120	110
Clinical Nutrition	28.5	29.4	(110)	(90)
Clinical Nutrition discontinued	-	-		
Clinical Nutrition Total	28.3	28.9	(70)	(60)
Discontinued business	-	-		
Total EBITA as a % of net sales	19.9	11.1	(30)	880
Total EBITA % continued business	20.5	20.9	(50)	(40)

Appendix 4

Consolidated Cash Flow Statement

(in EUR mln)

	First half year			
	2004		2003	
Net result	**97**		**(88)**	
Adjustments to operational cash flow				
Depreciation and impairment tangible fixed assets		18		85
Amortisation of intangible fixed assets		1		35
Result divestments		(1)		86
Movement provisions		(12)		42
Long-term receivables/payables		5		(1)
Net change in trade working capital		(51)		21
Net change in non-trade working capital		(5)		71
	(45)		339	
Net cash flow from operational activities	**52**		**251**	
Investments				
Proceeds of sale of tangible fixed assets		1		4
Capital expenditure		(26)		(37)
Long-term investments		(1)		(3)
Net proceeds divestments		3		17
Net cash flow from investment activities	**(23)**		**(19)**	
Free cash flow	**29**		**232**	
Financing				
Repurchase convertible bonds		(146)		(136)
Redeemed loans		-		-
Minority interests		4		-
Net cash flow from financing activities	**(142)**		**(136)**	
Exchange rate differences	(10)		15	
Change of net cash position	**(123)**		**111**	
Net cash position 1 January	**409**		**237**	
Net cash position 30 June [1]	**286**		**348**	

[1] Net cash position on 30 June 2003 consists of "Cash and cash equivalents" (2003: EUR 376 mln) minus "deposits and cash loans" (2003: EUR 28mln) as part of "short-term loans".

Appendix 5

Consolidated Balance Sheet *(unaudited)*

(in EUR mln)

	30 June 2004		31 Dec. 2003		30 June 2003	
Fixed assets						
Intangible fixed assets		22		23		1,078
Tangible fixed assets		262		258		559
Financial fixed assets		32		31		67
Deferred tax assets		435		438		71
	751		**750**		**1,775**	
Current assets						
Stocks		184		152		519
Trade debtors		245		210		332
Other debtors		95		95		240
Cash and cash equivalents *(c)*		286		409		376
	810		**866**		**1,467**	
Total assets	**1,561**		**1,616**		**3,242**	
Long term loans *(a)*	**1,334**		**1,475**		**1,715**	
Current liabilities						
Trade creditors		156		142		225
Other creditors		260		267		407
Short-term loans *(b)*		-		3		706
	416		**412**		**1,338**	
Provisions	111		121		139	
Deferred tax liabilities	50		52		30	
Minority interests	28		25		24	
Capital and reserves	(378)		(469)		(4)	
Total liabilities	**1,561**		**1,616**		**3,242**	
Net debt position *(a+b-c)*	**1,048**		**1,069**		**2,045**	

Liabilities

(in EUR mln)

	30 June 2004	31 Dec. 2003	30 June 2003
Convertible Subordinated Bonds 1.5%, 1999	354	494	573
Convertible Subordinated Bonds 4.25%, 2000	627	627	652
Convertible Subordinated Bonds 3.0%, 2003	345	345	4
Other convertible loans	6	6	-
Convertible loans	**1,332**	**1,472**	**1,229**
Senior debt	2	6	1,192
Cash & cash equivalents	286	409	376
Total net debt	**1,048**	**1,069**	**2,045**

Reconciliation of financial income and expenses

(in EUR mln)

	2004		2003		
	Q2	Q1	Q4	Q3	Q2
Interest expenses	(16)	(18)*	(27)	(28)	(30)
Interest income	4	5	9	8	7
Net interest expenses	**(12)**	**(13)***	**(18)**	**(20)**	**(23)**
Impact convertible buy-back	-				
Other financial income and expenses	(1)				
Financial income and expenses	**(13)**				

* *EUR (3) mln has been reclassified from "impact convertible buy-back" to "interest expenses".*

Capital and reserves

(in EUR mln)

During the first half year of 2004, capital and reserves increased by EUR 91 mln to EUR (378) mln
The increase can be specified as follows:

	30 June 2004	31 Dec. 2003	30 June 2003
Capital and reserves at the beginning of the year	(469)	173	173
Conversion / option rights	-	-	-
Share issues	-	-	-
Stock dividend	-	-	-
Dividend	-	-	-
Net result for the period	97	(504)	(88)
Exchange rate differences	(6)	(138)	(89)
Capital and reserves at the end of the period	(378)	(469)	(4)

For further information, please contact:
Numico Corporate Communications Tel: +31 79 353 9765
Numico Investor Relations Tel: +31 79 353 9003




SEC MAIL PROCESSING
RECEIVED
OCT 0 4 2006
WASH. D.C.
213
SECTION

Press Release
Third Quarter and First Nine Months Results 2004

Numico Continues Strong Performance in Third Quarter

Zoetermeer, 4 November 2004

Highlights third quarter 2004 *(on a comparable basis)*[1]

- Total net sales up 9.7%; EBITA margin at 19.0%
- Nutricia Baby net sales up 9.0%; EBITA margin at 17.5%
- Nutricia Clinical net sales up 11.1%; EBITA margin at 28.4%
- Net result at EUR 44 mln compared to EUR (457) mln in Q3 03
- Trade working capital improved 260 bps to 14.9% of sales versus Q3 03
- Strong free cash flow at EUR 66 mln; net debt reduced to EUR 980 mln

Highlights first nine months 2004 *(on a comparable basis)*[1]

- Total net sales up 9.4%; EBITA margin at 19.9%
- Nutricia Baby net sales up 8.2%; EBITA margin at 19.3%
- Nutricia Clinical net sales up 11.7%; EBITA margin at 28.4%
- Net result at EUR 142 mln compared to EUR (545) mln in 9M 03
- Shareholders' equity improved to EUR (330) mln from EUR (469) mln

CEO's Statement
"Numico sales grew 9.7% in the third quarter, continuing the positive momentum of the last 18 months and demonstrating of the strength of the new Numico.

Both divisions, Baby and Clinical, turned in excellent growth performances. Importantly, Baby Food achieved a record growth rate of 9%, driven by strong performance in Western Europe (+6%), as well as continued strong performance outside Western Europe (+12%).

Clinical Nutrition reported its third consecutive period of double-digit growth at 11.1%, fuelled by growth in all geographies and segments, with notable results in Southern Europe and disease-specific products.

We are also very pleased that our operations efficiency programmes are delivering on target and without delays and that, in both divisions, key innovations are in launch phase.

With these results, we feel comfortable that we will end at the top of our net sales target range for the year of 7-9%, despite challenging comparables in the fourth quarter for Baby Food. We also reconfirm our EBITA growth target of 10% for the year."

[1] *Comparable basis is at constant scope of consolidation and constant exchange rates.*

Consolidated key figures third quarter and first nine months 2004

(EUR mln)	Third quarter		% change		First nine months		% change	
	2004	**2003**	**comp.[2]**	**actual**	**2004**	**2003**	**comp[2].**	**actual**
Net sales continued business	427	392	9.7%	8.4%	1,247	1,153	9.4%	8.0%
Net sales	430	771	8.1%	(44.2%)	1,267	2,516	8.3%	(49.6%)
EBITA*	81	87			247	187		
Net result	44	(457)			142	(545)		
Cash earnings	45	(439)			143	(492)		
Cash EPS (EUR)	0.27	(2.64)			0.86	(2.96)		
Free cash flow	66	252			95	484		

* *Operating result before amortisation and including exceptional items*

OUTLOOK 2004

Based on the strong performance in the first nine months of 2004 and the expected performance for the remainder of the year, Numico is confident that – barring unforeseen circumstances – it will achieve the high end of the net sales growth target for 2004 of 7 – 9% and reconfirms EBITA-growth of 10%, on a comparable basis.

FINANCIAL REVIEW *(on a comparable basis[2])*

Third quarter 2004

Numico achieved total net sales growth of 9.7%, the best quarter in over two years alongside the second quarter of this year. This strong result was supported by healthy performances by both Baby Food and Clinical Nutrition. Net sales growth in Baby Food of 9.0% was fuelled by the accelerated growth momentum in Western Europe (6% growth) and continued strong performance in markets outside Western Europe (12% growth). Net sales of Clinical Nutrition increased by 11.1% as the division continues to focus on disease-specific products and the homecare and pharmacy channels.

Gross margin was relatively stable at 72% compared to the third quarter in 2003 and first half 2004.

EBITA increased 10.9% to EUR 81 mln and EBITA margin improved 20 bps to 19.0% The net result amounted to EUR 44 mln and - given the low level of amortisation - cash earnings and (cash) earnings per share for the quarter were EUR 45 mln and EUR 0.27, respectively.

First nine months 2004

The performance of the Baby Food and Clinical Nutrition divisions in the first nine months of 2004 is a clear indicator that Numico's overall growth strategy is well on track. Driven by organic net sales growth 8.2% for Baby Food and 11.7% for Clinical Nutrition, Numico's overall net sales grew by 9.4%.

Total EBITA increased 8.0% to EUR 248 mln despite higher non-allocated costs and the EBITA margin was at 19.9% for the first nine months.

The tax charge was 29% and net result increased to EUR 142 mln, helped by significantly lower interest expenses and amortisation. Cash earnings and (cash) earnings per share for the first nine months were EUR 143 mln and EUR 0.86, respectively.

[2] *Comparable basis is at constant scope of consolidation and constant exchange rates.*

REVIEW BY SEGMENT *(on a comparable basis[3])*

Baby Food

Third Quarter			(EUR mln)	First nine months		
2004	2003*	change[3]		2004	2003*	change[3]
274	256	9.0%	Sales	806	760	8.2%
48	45	10.2%	EBITA	155	141	13.0%
17.5	17.4	20 bps	EBITA as a % of sales	19.3	18.6	90 bps
2	6		Sales discontinued**	14	19	
-	(2)		EBITA discontinued	(1)	(3)	
276	262	7.4%	Total sales	820	779	7.4%
48	43	15.9%	Total EBITA	154	138	14.7%
17.4	16.4	120 bps	EBITA as a % of sales	18.8	17.7	120 bps

* *At actual rate*
** *Discontinued primarily consists of South Africa and the third party manufacturing plant in Kampen which were sold in H1 2004*

The Baby Food division continued its positive growth trend in the third quarter. Net sales increased by a record 9.0% to EUR 274 mln. This strong performance was driven by a continued positive growth trend in our key Western European markets – most notably the UK, the Netherlands and Germany - resulting in growth of 6% for this region. The markets outside Western Europe continued their double-digit growth trend with a net sales growth of 12% in the third quarter, driven in particular by Russia, Indonesia, Turkey and the Middle East. In the first nine months of 2004, the Baby Food Division grew by 8.2% to EUR 806 mln, driven by 4% growth in the Western European markets and 15% growth outside Western Europe.

EBITA of the Baby Food division increased 10.2% to EUR 48 mln in the third quarter and by 13.0% to EUR 155 mln in the first nine months of 2004. The EBITA margin increased 20 bps to 17.5% in the third quarter and 90 bps to 19.3% in the first nine months of 2004.

Clinical Nutrition

Third Quarter			(EUR mln)	First nine months		
2004	2003*	change[3]		2004	2003*	change[3]
153	136	11.1%	Sales	441	393	11.7%
43	39	8.0%	EBITA	125	115	7.9%
28.4	28.8	(80) bps	EBITA as a % of sales	28.4	29.2	(100) bps
-	2		Sales discontinued	1	6	
-	-		EBITA discontinued	-	-	
153	138	10.5%	Total sales	442	399	10.8%
43	39	8.8%	Total EBITA	125	115	8.3%
28.4	28.5	(40) bps	EBITA as a % of sales	28.3	28.7	(70) bps

* *At actual rate*
** *Discontinued is related to the Clinical Nutrition brands in Taiwan which were sold in H1 2004*

Net sales in Clinical Nutrition increased by 11.1% to EUR 153 mln in the third quarter, in line with the double-digit growth performance of the first half of the year. The Southern European markets continued the acceleration in growth at 13%. The disease-specific products segment also sustained the strong performance of the first half of the year with a net sales growth of over 12% in the third quarter. Net sales in Clinical Nutrition grew by 11.7% to EUR 441 mln in the first nine months of 2004.

[3] *Comparable basis is at constant scope of consolidation and constant exchange rates.*

Due to the continued favourable shift in the mix of products and channels, EBITA of Clinical Nutrition grew by 8.0% to EUR 43 mln in the third quarter. Excluding the restructuring charge of EUR 2.5 mln to optimise Clinical's production platform, the EBITA margin was 30.0%. In the first nine months of 2004, EBITA grew by 7.9% to EUR 125 mln, resulting in an EBITA margin of 28.4%.

OTHER FINANCIAL INFORMATION

Trade Working Capital
Numico aims to reduce the level of trade working capital to 12.5% of net sales by the end of 2004. At 30 September 2004, trade working capital was 14.9% of net sales, reflecting an improvement of 260 bps versus last year and 160 bps better than the preceding quarter. This improvement was driven by stricter management of inventories, receivables and payables.

Cash Flow *(at actual rates)*
Net cash flow from operations amounted to EUR 79 mln in the third quarter of 2004, particularly benefiting from the improvement in trade working capital. Net cash flow from operations was EUR 131 mln in the first nine months of 2004.

Capital expenditure was EUR 22 mln, or 5.1% of net sales in the third quarter of 2004 and EUR 48 mln, or 3.8% of net sales for the first nine months of 2004. Free cash flow in the third quarter and first nine months of 2004 was EUR 66 mln and EUR 95 mln, respectively.

Debt position *(please see Appendix 6)*
In the first nine months of 2004, the net debt position improved to EUR 980 mln compared to EUR 1,069 mln at the beginning of the year. In the third quarter, the 1999 convertible subordinated bond was fully redeemed with the use of cash and by drawing EUR 230 mln on the revolving bank loan facility.

Shareholders' Equity (Capital & Reserves) *(at actual rates)*
Shareholders' equity amounted to EUR (330) mln at 30 September 2004, compared to EUR (469) mln at the beginning of the year. The improvement was driven by retained earnings of EUR 142 mln, which was slightly offset by a negative currency translation effect of EUR (2) mln, primarily due to the Indonesian rupiah.

Given the company's historical and expected future retained earnings, Numico is confident that it will be able to sufficiently strengthen its shareholders' equity to resume a dividend policy within 2 years. Negative shareholders' equity has no adverse impact on Numico's operations, access to funding nor stock exchange listing.

Tax
The Dutch government has proposed to reduce the Dutch corporate income tax rate from 34.5% to 31.5% as per January 1, 2005. The proposed tax rate reduction will have an impact on the value of the deferred tax asset (DTA) that resulted from the liquidation of Numico's former US subsidiaries. In accordance with the prevailing accounting principles, the DTA needs to be revalued on the basis of the (proposed) new corporate income tax rate. The revaluation will have a negative (non-cash) impact of approximately EUR (35) mln on the DTA, in the fourth quarter 2004.

UPDATE ON EFFICIENCY PROGRAMMES

Project Focus and Laager are well on track. The company has successfully transferred the entire production of IMF and divested 5 out of the 8 European Baby Food plants scheduled to be ultimately taken out of the production platform by the end of 2005. The transfer of the production of jars and cereals is well underway and is expected to be finalised on schedule by mid-summer 2005.

Project Booster, aimed at continuously improving the efficiency of the variable cost base of the supply chain, is targeted to achieve cost savings of EUR 20 mln in 2004. Cost savings of EUR 17 mln have been achieved year to date, primarily in the areas of packaging, supply management and procurement.

EPHEDRA LITIGATION

Numico assumed the litigation risk related to ephedra-containing products of Rexall Sundown and GNC. The number of claims filed per month continues to reflect a stable trend. Since the beginning of August 2004, the number of active cases at GNC and Rexall Sundown increased by 26 and 18 respectively. It is to be noted the number of cases filed against both GNC and Rexall Sundown in September include 6 and 10 cases, respectively, that were additionally filed due to Tort Reform becoming effective in Mississippi as of 1 September 2004. Numico has sufficient insurance in the form of an occurrence-based policy, to cover the ephedra litigation risk and all related administrative and legal costs.

A live audio web cast of the analyst conference call and the related presentation slides will be available on our website (www.numico.com) as of 10:30 hrs CET. Additionally, at 08:00 hrs CET an interview with Jan Bennink (CEO) and Jean-Marc Huët (CFO), containing the key messages, in video and text will be available on www.numico.com and on www.cantos.com.

General Information

The same accounting principals as used in the Annual Report 2003 have been applied to prepare the third quarter and first nine months 2004 results.

Consolidated Profit & Loss Account *(actual rate) (unaudited)*

(in EUR mln)

Third Quarter 2004	Third Quarter 2003	Third Quarter % change		First nine months 2004	First nine months 2003	First nine months % change
430	771	(44.2)	**Net sales**	1,267	2,516	(49.6)
(122)	(298)	(58.9)	Raw material costs, etc.	(349)	(935)	(62.6)
308	473	(35.0)	**Operating margin**	918	1,581	(41.9)
4	15	(71.3)	Other operating proceeds	17	47	(63.8)
312	488	(36.1)	**Total**	935	1,628	(42.6)
(95)	(171)	(44.3)	Personnel costs	(290)	(558)	(48.0)
(45)	(59)	(24.2)	Advertising & promotion	(128)	(198)	(35.5)
(81)	(153)	(46.7)	Other costs	(242)	(520)	(53.5)
-	4		Exceptional items	-	(90)	
(10)	(22)	(55.5)	Depreciation	(28)	(75)	(62.9)
(231)	(401)	(42.3)	**Total operating expenses**	(688)	(1,441)	(52.3)
81	87	(7.7)	**Operating result before amortisation (EBITA)**	247	187	32.0
(1)	(818)		Amortisation of fixed assets	(1)	(853)	
80	(731)		**Operating result**	246	(666)	
(14)	(73)	(80.4)	Financial income and expenses	(40)	(130)	(69.1)
66	(804)		**Result before tax**	206	(796)	
(20)	376		Tax on profit	(60)	369	
(0)	(27)		Result divestments group companies	1	(113)	
46	(455)		**Group result**	147	(540)	
(2)	(2)		Minority interests	(5)	(5)	
44	(457)		**Net result**	142	(545)	

Appendix 2

Detailed key figures for Q3 and first nine months 2004 *(at actual rate)*

Third quarter 2004	Third quarter 2003		First nine months 2004	First nine months 2003
		As a % of net sales		
21.0	14.2	EBITDA	21.7	10.4
18.8	11.3	EBITA	19.5	7.4
10.3	(59.2)	Net result	11.2	(21.7)
10.4	(56.9)	Cash earnings	11.3	(19.5)
		Per share development * *(in EUR)*		
0.27	(2.75)	Net result	0.85	(3.28)
0.27	(2.64)	Cash earnings	0.86	(2.96)
		Per share development (fully diluted)** *(in EUR)*		
0.25	(2.75)	Net result	0.80	(3.28)
0.25	(2.64)	Cash earnings	0.80	(2.96)
		Number of ordinary shares of EUR 0.25 *(in mln)*		
166.32	166.15	At period-end	166.32	166.15
166.32	166.15	Average	166.29	166.15

* Based on average number of shares outstanding, except for capital and reserves which is based on the number of shares outstanding at period-end.

** Based on IFRS-standards.

Segment information by activity - Third quarter 2004 *(excluding exceptionals)*

NET SALES				
(in EUR mln)	**Third quarter**		**% change**	
	2004	**2003**	**comp.**	**actual**
Baby Food	274	256	9.0	6.6
Baby Food discontinued	2	6		
Baby Food Total	276	262	7.4	5.2
Clinical Nutrition	153	136	11.1	11.8
Clinical Nutrition discontinued	-	2		
Clinical Nutrition Total	153	138	10.5	11.0
Discontinued business	1	371		
Total Net Sales	430	771	8.1	(44.2)
Total Net Sales continued business	427	392	9.7	8.4

EBITA				
(in EUR mln)	**Third quarter**		**% change**	
	2004	**2003**	**comp.**	**actual**
Baby Food	48	45	10.2	6.7
Baby Food discontinued	-	(2)		
Baby Food Total	48	43	15.9	11.9
Clinical Nutrition	43	39	8.0	10.2
Clinical Nutrition discontinued	-	-		
Clinical Nutrition Total	43	39	8.8	10.7
Non-allocated costs	(10)	(11)		
Discontinued business	-	12		
Total EBITA	81	83	14.0	(3.2)
Total EBITA continued business	81	73	10.9	10.0

EBITA as a % of net sales				
	Third quarter		**change in bps**	
	2004	**2003**	**comp.**	**actual**
Baby Food	17.5	17.4	20	10
Baby Food discontinued				
Baby Food Total	17.4	16.4	120	100
Clinical Nutrition	28.4	28.8	(80)	(40)
Clinical Nutrition discontinued				
Clinical Nutrition Total	28.4	28.5	(40)	(10)
Discontinued business	-	3.2		
Total EBITA as a % of net sales	18.8	10.8	100	800
Total EBITA % continued business	19.0	18.7	20	30

Segment information by activity - First nine months 2004 *(excluding exceptionals)*

NET SALES *(in EUR mln)*	**First nine months**		**% change**	
	2004	**2003**	comp.	actual
Baby Food	806	760	8.2	5.9
Baby Food discontinued	14	19		
Baby Food Total	820	779	7.4	5.2
Clinical Nutrition	441	393	11.7	12.0
Clinical Nutrition discontinued	1	6		
Clinical Nutrition Total	442	399	10.8	11.0
Discontinued business	5	1,338		
Total Net Sales	1,267	2,516	8.3	(49.6)
Total Net Sales continued business	1,247	1,153	9.4	8.0

EBITA *(in EUR mln)*	**First nine months**		**% change**	
	2004	**2003**	comp.	actual
Baby Food	155	141	13.0	10.0
Baby Food discontinued	(1)	(3)		
Baby Food Total	154	138	14.7	11.5
Clinical Nutrition	125	115	7.9	9.1
Clinical Nutrition discontinued	-	-		
Clinical Nutrition Total	125	115	8.3	9.3
Non-allocated costs	(32)	(23)		
Discontinued business	-	47		
Total EBITA	247	277	8.9	(10.7)
Total EBITA continued business	248	233	8.0	6.7

EBITA as a % of net sales	**First nine months**		**change in bps**	
	2004	**2003**	comp.	actual
Baby Food	19.3	18.6	90	70
Baby Food discontinued/acquisition				
Baby Food Total	18.8	17.7	120	110
Clinical Nutrition	28.4	29.2	(100)	(80)
Clinical Nutrition discontinued	-	-		
Clinical Nutrition Total	28.3	28.7	(70)	(40)
Discontinued business		3.5		
Total EBITA as a % of net sales	19.5	11.0	10	850
Total EBITA % continued business	19.9	20.2	(30)	(30)

Appendix 4

Consolidated Cash Flow Statement

(in EUR mln)

	First nine months			
	2004		2003	
Net result	**142**		**(545)**	
Adjustments to operational cash flow				
Depreciation and impairment tangible fixed assets		28		107
Amortisation of intangible fixed assets		1		53
Result divestments		(1)		556
Movement provisions		(14)		39
Long-term receivables/payables		7		-
Net change in trade working capital		(28)		33
Net change in non-trade working capital		(4)		68
	(11)		856	
Net cash flow from operational activities	**131**		**311**	
Investments				
Proceeds of sale of tangible fixed assets		-		-
Capital expenditure		(48)		(56)
Long-term investments		2		-
Proceeds divestments		10		257
Other		-		(28)
Net cash flow from investment activities	**(36)**		**173**	
Free cash flow	**95**		**484**	
Financing				
Issued Loan / Convertibles		231		872
Repurchase of shares		-		-
Repurchase of convertible bonds - nominal value		(443)		(166)
Repurchase of convertible bonds - above pari		(58)		-
Redeemed loans		-		(1,160)
Minority interests		3		-
Net cash flow from financing activities	**(267)**		**(454)**	
Exchange rate differences	(8)		12	
Change of net cash position	**(180)**		**42**	
Net cash position 1 January	**409**		**237**	
Net cash position 30 September	**229**		**279**	

Consolidated Balance Sheet *(unaudited)*

(in EUR mln)

	30 Sept. 2004		31 Dec. 2003	
Fixed assets				
Intangible fixed assets		78		23
Tangible fixed assets		270		258
Financial fixed assets		28		31
Deferred tax assets		438		438
	814		**750**	
Current assets				
Stocks		172		152
Trade debtors		231		210
Other debtors		107		95
Cash and cash equivalents *(c)*		237		409
	747		**866**	
Total assets	**1,561**		**1,616**	
Long term loans *(a)*	**1,209**		**1,475**	
Current liabilities				
Trade creditors		152		142
Other creditors		331		267
Short-term loans *(b)*		8		3
	491		**412**	
Provisions	111		121	
Deferred tax liabilities	52		52	
Minority interests	28		25	
Capital and reserves	(330)		(469)	
Total liabilities	**1,561**		**1,616**	
Net debt position *(a+b-c)* *(2003: a-c)*	**980**		**1,069**	

Liabilities

(in EUR mln)

	30 Sept. 2004	31 Dec. 2003	30 Sept. 2003
Convertible Subordinated Bonds 1.5%, 1999	-	494	560
Convertible Subordinated Bonds 4.25%, 2000	627	627	637
Convertible Subordinated Bonds 3.0%, 2003	345	345	345
Other convertible loans	6	6	6
Convertible loans	**978**	**1,472**	**1,548**
Senior debt	231	6	551
Cash & cash equivalents	229	409	304
Total net debt	**980**	**1,069**	**1,795**

Capital and reserves

(in EUR mln)

During the first nine months of 2004, capital and reserves increased by EUR 139 mln to EUR (330) mln
The increase can be specified as follows:

	30 Sept. 2004	31 Dec. 2003	30 Sept. 2003
Capital and reserves at the beginning of the year	(469)	173	173
Net result for the period	142	(504)	(545)
Exchange rate differences	(2)	(138)	(108)
Other movements	(1)	-	-
Capital and reserves at the end of the period	(330)	(469)	(480)

For further information, please contact:
Numico Corporate Communications tel: + 31 20 456 9077
Numico Investor Relations tel: + 31 20 456 9003


SEC MAIL
RECEIVED
PROCESSING
OCT 0 4 2006
WASH. D.C.
213
SECTION



NUMICO

Press Release
Fourth Quarter and Full Year Results 2004

Numico Announces Record Sales Growth for 2004
Medium-Term Objective For Net Sales Growth 2007 Raised

Schiphol, 3 March 2005

Financial Highlights Full Year 2004 *(on a comparable basis)*[1]

- Total net sales up 9.6%; EBITA margin at 19.9%
- Nutricia Baby net sales up 8.4%; EBITA margin at 19.0%
- Nutricia Clinical net sales up 11.9%; EBITA margin at 28.6%
- Net result at EUR 145 mln compared to EUR (504) mln in 2003 (actuals)
- Net debt position at EUR 987 mln; shareholders' equity improved by EUR 128 mln
- Trade working capital improved 100 basispoints to 12.7% of net sales

Financial Highlights Fourth Quarter 2004 *(on a comparable basis)*[1]

- Total net sales up 10.0%; EBITA margin at 19.4%
- Nutricia Baby net sales up 9.0%; EBITA margin at 18.3%
- Nutricia Clinical net sales up 12.2%; EBITA margin at 28.0%
- Revised strategy for China resulting in EUR 10 mln impairment and EUR 6.7 mln exit costs
- Free cash flow of EUR 66 mln before Valio transaction

CEO's Statement
"We are pleased to announce record sales growth of 9.6% for 2004. Growth was driven by both divisions and by all regions. Clinical continued its double-digit performance with 11.9% sales growth, while Baby accelerated sales momentum with a record 8.4% increase.

In 2004, we made important progress in innovations, establishing the pipeline that will nourish future growth. With Numico's strong performance we feel confident to set our overall net sales growth target for 2005 at 8 – 10%, with EBITA growth of 10%.

Looking toward our mid-term objectives for 2007, we elevate our net sales objective to 9 – 11% growth."

[1] *Comparable basis is at constant scope and constant exchange rates and also excludes exceptional items.*

Consolidated key figures fourth quarter and full year 2004

(EUR mln)	Fourth quarter		% change		Full year		% change	
	2004	2003	comp.[2]	actual	2004	2003	comp.[2]	actual
Net sales continued business	455	414	10.0%	8.4%	1,702	1,567	9.6%	8.1%
Net sales	455	635	8.8%	(28.4%)	1,722	3,151	8.5%	(45.3%)
EBITA (normalised[3])	89	71	21.6%	18.4%	339	300	11.8%	10.2%
EBITA (incl. exceptional items)	71	85	16.1%	(16.2%)	318	272	46.7%	17.0%
Normalised[3] net result	54	-			198	-		
Net result	3	41			145	(504)		
EPS (normalised[3])	0.33				1.19			

OUTLOOK 2005 and OBJECTIVES 2007

We expect to achieve a total net sales growth of 8 – 10% and EBITA growth of 10% in 2005.

We have increased our net sales growth objective for 2007 to 9% - 11% (previously 8% - 10%) and reiterate our aim to achieve an EBITA margin of at least 20% by 2007. We also aim to improve working capital to 10% as a percentage of net sales. These targets are all based on constant currencies, constant scope of consolidation and barring unforeseen circumstances.

DIVIDEND

Numico's current negative shareholders' equity position prevents the Company from paying a dividend. Numico is confident that retained earnings as well as the intended share capital increase related to the acquisition of Mellin - the Italian Baby Food company - will allow the Company to return to a positive shareholders' equity by the end of 2005 and to resume a dividend in 2006. The dividend pay-out policy will be aligned with the (growth) profile of the Company and relevant peers.

FINANCIAL REVIEW *(on a comparable basis)*[2]

Full Year 2004

The first successful results of Numico's high-growth, high-margin strategy are clearly reflected in Numico's performance in 2004. Total net sales of the continued business grew by 9.6% to EUR 1,702 mln in 2004. This strong performance was driven by a strong acceleration in growth in Baby Food and improved double-digit growth performance in Clinical Nutrition.

Total EBITA, excluding discontinued business and exceptionals, increased 11.8% to EUR 339 mln. This strong performance can be attributed to a strong margin pick up of 90 bps in Baby Food and resilient EBITA margin levels in Clinical Nutrition despite an overall increase of 18.8% in marketing spend and slightly higher non-allocated costs.

The tax charge was 26.8% for the year, excluding exceptional items. Net result improved to EUR 145 mln, from EUR (504) mln in 2003.

Fourth Quarter 2004

Net sales, excluding discontinued business, grew by 10.0% to EUR 455 mln – the first double-digit growth quarter in over more than two years. Total net sales increased by 8.8%.

Total EBITA increased by 21.6% to EUR 89 mln, excluding the discontinued business and exceptionals of EUR 17 mln, relating to the new strategic direction chosen for China. This strong performance was mainly driven by a margin pick-up in Baby Food of 120 bps as well as a significant reduction in non-allocated costs in the fourth quarter. Normalised[3] net result amounted to EUR 54 mln.

---

[2] *Comparable basis is at constant exchange rates.*

[3] *Normalised: based on continued business and excluding exceptional items and result divestments after tax.*

REVIEW BY SEGMENT *(on a comparable basis[4])*

Baby Food

Fourth quarter			(EUR mln)	Full year		
2004	2003*	change[4]		2004	2003*	change[4]
295	273	9.0%	Sales	1,101	1,033	8.4%
55	47	16.6%	EBITA (excl exceptionals)	210	188	13.9%
18.3	17.4	120 bps	EBITA as a % of sales	19.0	18.2	90 bps
(17)	-		Exceptionals	(17)	(71)	
-	6		Sales Discontinued	14	25	
1	(1)		EBITA discontinued	-	(4)	
295	279	8.1%	Total sales	1,115	1,058	7.6%
39	46	(11.6%)	Total EBITA	193	113	79.9%
13.2	16.4	(290) bps	Total EBITA as a % of sales	17.3	10.7	690 bps

** at actual rate*

The performance of Baby Food in 2004 clearly reflects the positive impact of the new Baby Food strategy. Net sales in Baby Food increased by 8.4% to EUR 1,101 mln in 2004. The sales growth trend in Western Europe accelerated to 3.4% in 2004 versus 1.2% in 2003. This was primarily driven by the UK (+7.3%) as well as an improved performance in the Netherlands (+2.7%) and Germany (+4.1%). The countries outside Western Europe continued their double-digit growth trend at 16.2% which was particularly driven by strong performance in Russia, Turkey, Poland and Indonesia.

EBITA in Baby Food, excluding exceptionals, grew by 13.9% to EUR 210 mln in 2004, notwithstanding an increase in marketing spend of 18.8%. This resulted in an EBITA margin improvement of 90 bps to 19.0% for the year, helped by the savings in the variable (Booster) and fixed (Focus) cost base.

Net sales in Baby Food were able to continue record-high sales growth of 9.0% of the third quarter into the fourth quarter of 2004, notwithstanding the high comparables in the fourth quarter of 2003. EBITA grew by 16.6% in the fourth quarter, despite an increase in marketing spend of 16.2%. The EBITA margin in the fourth quarter improved 120 bps to 18.3%.

Strategic Initiatives China and Brazil

Numico has set-out a new strategic direction for its Baby Food business in China. Numico has decided to fully focus its efforts on its premium brand Cow & Gate in Shanghai and the Guangdong province. Numico has entered into an exclusive marketing and distribution agreement with Hutchison to specifically further develop the Guangdong province.

Numico has accordingly decided to divest QQBB – a mainstream baby milk brand - and has signed a letter of intent to sell its factory in North China and the HLRN brand – a milk powder brand - to Industrias Lacteas Asturianas S.A..

The financial impact of the decision to divest the production facility and focus on one brand is a one-off asset impairment of EUR 10 mln (non-cash) and restructuring costs (product sell-out and terminations) amounting to EUR 6.7 mln, to be taken in the fourth quarter of 2004.

Numico has also decided to withdraw from the Brazilian Baby Food market, given the operations' lack of scale and relatively weak competitive position. Numico is currently in discussions to sell its Brazilian factory and brands. The financial impact is not expected to be material.

[4] *Comparable basis is at constant exchange rates.*

Clinical Nutrition

Fourth quarter			(EUR mln)	Full year		
2004	2003*	change[5]		2004	2003*	change[5]
160	141	12.2%	Sales	600	534	11.9%
44	42	6.8%	EBITA (excl exceptionals)	171	156	8.9%
28.0	29.5	(130) bps	EBITA as a % of sales	28.6	29.3	(80) bps
-	-		Exceptionals	(2)	-	
-	2		Sales Discontinued	2	8	
-	(1)		EBITA discontinued	-	(1)	
160	143	12.0%	Total sales	602	542	11.1%
44	41	8.1%	Total EBITA	169	155	8.2%
28.0	28.7	(100) bps	Total EBITA as a % of sales	28.1	28.7	(80) bps

** at actual rate*

Net sales in Clinical Nutrition grew by 11.9% to EUR 600 mln in 2004. All regions delivered double-digit growth with accelerated growth of 14.4% coming from Southern Europe, most notably France (+20.1%) and Spain (+13.4%). Growth in Northern Europe of 10.8% was driven by strong performance in the UK (+13.4%) and Germany (+9.8%). This overall strong performance can be attributed to an increased focus on disease-specific products coupled with sustained levels of growth in general malnutrition.

EBITA increased by 8.9% to EUR 171 mln in 2004, excluding the restructuring charge of EUR 2 mln in the third quarter. The EBITA margin decreased 80 bps to 28.6% which can mainly be attributed to increased marketing spend and costs related to the introduction of plastic bottles.

In the fourth quarter, net sales in Clinical Nutrition increased by 12.2% compared to the same period last year. EBITA increased by 6.8% in the quarter and the EBITA margin decreased 130 bps to 28.0% which can mainly be explained by incremental costs related to the plastic bottle project.

OTHER FINANCIAL INFORMATION

Tax

In December 2004, the Dutch government ratified the proposed reduction of the Dutch corporate income tax rate from 34.5% to 31.5% for 2005 as well as the proposed reduction to 30.5% in 2006 and 30% in 2007. In accordance with the prevailing accounting principles, the deferred tax asset needs to be revalued taking into account these new tax rates. As a result, the value of the deferred tax asset (DTA) – that resulted from the liquidation of Numico's former U.S. subsidiaries - has been lowered by EUR 50 mln (non-cash) and recorded as an exceptional item in the tax line in the fourth quarter.

Trade Working Capital

Numico's continuous effort to lower the level of trade working capital as a percentage of sales has resulted in an improvement of 100 bps to 12.7%. Numico aims to reduce trade working capital as a percentage of sales to 10% in 2007.

Cash Flow *(at actual rates)* (please see appendix 4)

Cash flow from operations and free cash flow excluding the acquisition of Valio, the Finnish Baby Food company, amounted to EUR 227 mln and EUR 161 mln, respectively, in 2004. In the fourth quarter, net cash flow from operations and free cash flow, excluding the acquisition of Valio, were EUR 96 mln and EUR 66 mln, respectively.

[5] *Comparable basis is at constant exchange rates.*

Capital expenditure amounted to EUR 89 mln, or 5.0% of net sales in 2004, in line with previous indications. Given the various strategic initiatives that Numico has initiated in 2004 that will continue in 2005, Numico expects similar levels of capital expenditure as a percentage of sales for 2005.

Debt Position *(at actual rates)* **(please see appendix 6)**
In 2004, the net debt position improved EUR 82 mln to EUR 987 mln. During the year, the convertible subordinated bonds 1999 were redeemed with the use of cash and utilisation of the bank loan facility. As a result, the total amount of outstanding convertible subordinated bonds reduced to EUR 977 mln. The cash balance of EUR 223 mln at the end of 2004 and the bank loan facility will be utilised to repay the subordinated convertible bonds of EUR 627 mln in June 2005.

Shareholders' Equity (Capital & Reserves) *(at actual rates)*
Shareholders' equity amounted to EUR (341) mln at 31 December 2004, compared to EUR (469) mln at 31 December 2003. The substantial improvement was driven by retained earnings of EUR 145 mln, which was slightly offset by a negative currency translation effect of EUR (15) mln. Numico is confident that - through retained earnings as well as the intended share capital increase related to the acquisition of Mellin, the Italian Baby Food company - the Company will return to a positive shareholders' equity by the end of 2005.

IFRS (please see appendix 7 - 9)
The 2004 financial statements of Numico are prepared in accordance with Generally Accepted Accounting Principles in the Netherlands (Dutch GAAP). From 1 January 2005 onwards, Numico will prepare its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). A reconciliation between the consolidated accounts based on Dutch GAAP and IFRS is provided for the full year 2004 income statement, opening shareholders' equity on 1 January 2004 as well as for the movements in shareholders' equity in 2004.

A live audio & video web cast of the analyst presentation in London will be available on our website (www.numico.com) as of 16:30 hrs CET. Additionally, an interview with Jan Bennink (CEO) and Jean-Marc Huët (CFO), containing the key messages, in video and text will be available on www.numico.com and on www.cantos.com at 08:00 hrs CET.

Appendix 1

General Information

The same accounting principals as used in the Annual Report 2003 have been applied to prepare the 2004 results.

Consolidated Profit & Loss Account *(actual rate)*

(in EUR mln)

Fourth Quarter				Full year		
2004	2003	% change		2004	2003	% change
455	635	(28.4)	**Net sales**	1,722	3,151	(45.3)
(137)	(229)	(40.1)	Raw material costs, etc.	(486)	(1,163)	(58.2)
318	406	(21.7)	**Operating margin**	1,236	1,988	(37.8)
6	13	(53.1)	Other operating proceeds	23	59	(60.5)
324	419	(22.7)	**Total**	1,259	2,047	(38.5)
(101)	(148)	(32.0)	Personnel costs	(389)	(706)	(44.9)
(46)	(48)	(3.3)	Advertising & promotion	(174)	(246)	(29.1)
(83)	(116)	(28.1)	Other costs	(325)	(635)	(48.8)
(17)	(3)	456.7	Exceptional items	(19)	(93)	(79.9)
(6)	(19)	(67.9)	Depreciation	(34)	(95)	(64.3)
(253)	(334)	(24.2)	**Total operating expenses**	(941)	(1,775)	(47.0)
71	85	(16.2)	**Operating result before amortisation (EBITA)**	318	272	17.0
(2)	(3)	(23.3)	Amortisation and impairment of fixed assets	(3)	(856)	
69	82	(16.5)	**Operating result**	315	(584)	
(12)	(34)	(66.2)	Financial income and expenses	(52)	(164)	(68.6)
57	48	18.8	**Result before tax**	263	(748)	
(51)	(6)	751.7	Tax on profit	(111)	363	
1	1		Result divestments group companies	2	(112)	
7	43	(84.2)	**Group result**	154	(497)	
(4)	(2)		Minority interests	(9)	(7)	
3	41	(93.2)	**Net result**	145	(504)	

Appendix 2

Detailed key figures for Q4 and full year 2004 *(at actual rate)*

Fourth quarter 2004	Fourth quarter 2003		Full year 2004	Full year 2003
		As a % of net sales		
15.6	13.3	EBITA	18.5	8.6
0.6	6.5	Net result	8.4	(16.0)
11.9	-	Normalised net result	11.5	-
		Per share development * *(in EUR)*		
0.02	0.25	Net result	0.87	(3.03)
0.03	0.27	Cash earnings	0.89	2.12
0.33	-	Normalised net result	1.19	-
		Per share development (fully diluted)** *(in EUR)*		
0.02	0.25	Net result (EUR 151 mln)	0.82	(3.03)
0.03	0.27	Cash earnings (EUR 154 mln)	0.84	2.12
0.31	-	Normalised net result (EUR 205 mln)	1.11	-
		Number of ordinary shares of EUR 0.25 *(in mln)*		
166.33	166.22	At period-end	166.33	166.22
166.33	166.16	Average	166.30	166.16

* Based on average number of shares outstanding.

** Fully diluted number of shares is 184 mln.

Appendix 3a

Segment information by activity -Fourth quarter 2004 *(excluding exceptionals)*

NET SALES				
(in EUR mln)	Fourth quarter		% change	
	2004	2003	comp.	actual
Baby Food	295	273	9.0	6.6
Baby Food discontinued	-	6		
Baby Food Total	295	279	8.1	5.8
Clinical Nutrition	160	141	12.2	12.1
Clinical Nutrition discontinued	-	2		
Clinical Nutrition Total	160	143	12.0	11.7
Discontinued business	-	213		
Total Net Sales	455	635	8.8	(28.4)
Total Net Sales continued business	455	414	10.0	8.4

EBITA				
(in EUR mln)	Fourth quarter		% change	
	2004	2003	comp.	actual
Baby Food	55	47	16.6	12.7
Baby Food discontinued	1	(1)		
Baby Food Total	56	46	26.3	21.9
Clinical Nutrition	44	42	6.8	6.0
Clinical Nutrition discontinued	-	(1)		
Clinical Nutrition Total	44	41	8.1	7.6
Non-allocated costs	(10)	(16)		
Discontinued business	(2)	17		
Total EBITA	88	88	6.1	(0.1)
Total EBITA continued business	89	73	21.6	18.4

EBITA as a % of net sales				
	Fourth quarter		change in bps	
	2004	2003	comp.	actual
Baby Food	18.3	17.4	120	90
Baby Food discontinued				
Baby Food Total	18.9	16.4	280	250
Clinical Nutrition	28.0	29.5	(130)	(150)
Clinical Nutrition discontinued	-	-		
Clinical Nutrition Total	28.0	28.7	(100)	(70)
Discontinued business	-	8.0		
Total EBITA as a % of net sales	19.2	13.8	260	540
Total EBITA % continued business	19.4	17.7	190	170

Appendix 3b

Segment information by activity - Full year 2004 *(excluding exceptionals)*

NET SALES				
(in EUR mln)	**Full year**		**% change**	
	2004	**2003**	comp.	actual
Baby Food	1,101	1,033	8.4	6.1
Baby Food discontinued	14	25		
Baby Food Total	1,115	1,058	7.6	5.4
Clinical Nutrition	600	534	11.9	12.0
Clinical Nutrition discontinued	2	8		
Clinical Nutrition Total	602	542	11.1	11.2
Discontinued business	5	1,551		
Total Net Sales	1,722	3,151	8.5	(45.3)
Total Net Sales continued business	1,702	1,567	9.6	8.1

EBITA				
(in EUR mln)	**Full year**		**% change**	
	2004	**2003**	comp.	actual
Baby Food	210	188	13.9	10.7
Baby Food discontinued	-	(4)		
Baby Food Total	210	184	17.6	14.1
Clinical Nutrition	171	156	8.9	9.5
Clinical Nutrition discontinued	-	(1)		
Clinical Nutrition Total	171	155	9.5	10.2
Non-allocated costs	(42)	(39)		
Discontinued business	(2)	65		
Total EBITA	337	365	13.6	(7.6)
Total EBITA continued business	339	305	11.8	10.2

EBITA as a % of net sales				
	Full year		**change in bps**	
	2004	**2003**	comp.	actual
Baby Food	19.0	18.2	90	80
Baby Food discontinued				
Baby Food Total	18.8	17.4	160	140
Clinical Nutrition	28.6	29.3	(80)	(70)
Clinical Nutrition discontinued	-	-		
Clinical Nutrition Total	28.5	28.7	(40)	(20)
Discontinued business		4.2		
Total EBITA as a % of net sales	19.6	11.6	90	800
Total EBITA % continued business	19.9	19.5	40	40

Appendix 4

Consolidated Cash Flow Statement

(in EUR mln)

	Full year			
	2004		2003	
Net result	**145**		**(504)**	
Adjustments to operational cash flow				
Depreciation and impairment tangible fixed assets		46		127
Amortisation of intangible fixed assets		3		856
Result divestments		(2)		112
Movement provisions		(14)		41
Long-term receivables/payables		2		(2)
Net change in trade working capital		8		122
Net change in non-trade working capital		39		(300)
	82		956	
Net cash flow from operational activities	**227**		**452**	
Investments				
Proceeds of sale of tangible fixed assets		2		9
Capital expenditure		(89)		(77)
Long-term investments		(57)		(1)
Proceeds divestments		14		845
Other		7		(32)
Net cash flow from investment activities	**(123)**		**744**	
Free cash flow	**104**		**1,196**	
Financing				
Issued Loan / Convertibles		1		347
Repurchase of shares		-		(1)
Repurchase of convertible bonds		(503)		(238)
Redeemed loans		-		(1,152)
New loans		230		-
Minority interests		7		-
Net cash flow from financing activities	**(265)**		**(1,044)**	
Exchange rate differences	(23)		17	
Change of net cash position	**(184)**		**169**	
Net cash position 1 January	**406**		**237**	
Net cash position 31 December[1]	**222**		**406**	

[1] *Net cash position consists of "Cash and cash equivalents" minus "Short-term loans"*

Appendix 5

Consolidated Balance Sheet

(in EUR mln)

	31 Dec. 2004		31 Dec. 2003	
Fixed assets				
Intangible fixed assets		75		23
Tangible fixed assets		291		258
Financial fixed assets		26		31
Deferred tax assets		389		438
	781		**750**	
Current assets				
Stocks		168		152
Trade debtors		213		210
Other debtors		77		95
Cash and cash equivalents *(c)*		223		409
	681		**866**	
Total assets	**1,462**		**1,616**	
Long term loans *(a)*	**1,209**		**1,475**	
Current liabilities				
Trade creditors		170		142
Other creditors		231		267
Short-term loans *(b)*		1		3
	402		**412**	
Provisions	105		121	
Deferred tax liabilities	57		52	
Minority interests	30		25	
Capital and reserves	(341)		(469)	
Total liabilities	**1,462**		**1,616**	
Net debt position *(a+b-c)*	**987**		**1,069**	

Liabilities

(in EUR mln)

	31 Dec. 2004	31 Dec. 2003
Convertible Subordinated Bonds 1.5%, 1999	-	494
Convertible Subordinated Bonds 4.25%, 2000	627	627
Convertible Subordinated Bonds 3.0%, 2003	345	345
Other convertible loans	5	6
Convertible loans	**977**	**1,472**
Senior debt	-	6
Credit facility	230	-
Other loans	3	-
Cash & cash equivalents	(223)	(409)
Total net debt	**987**	**1,069**

Capital and reserves

(in EUR mln)

During the full year 2004, capital and reserves increased by EUR 128 mln to EUR (341) mln
The increase can be specified as follows:

	31 Dec. 2004	31 Dec. 2003
Capital and reserves at the beginning of the year	(469)	173
Net result for the period	145	(504)
Exchange rate differences	(15)	(138)
Other movements	(2)	-
Capital and reserves at the end of the period	(341)	(469)

Explanatory Notes on the Implementation of IFRS

This appendix has been prepared in order to provide an overview of the most important impacts of IFRS on the profit and loss account and shareholders' equity 2004. The overview has been prepared on the basis of the standards currently endorsed by the EU. However, these are subject to ongoing review or possible amendment by interpretive guidance from the IASB and are therefore still subject to change. It should be noted that all figures presented are preliminary and all IFRS adjustments as described are non-cash adjustments and do not impact the Company's cash position.

The effects of adopting IFRS as of January 2004 will be recorded in shareholders' equity in the 2004 opening balance sheet. Therefore, a reconciliation of shareholders' equity between Dutch GAAP and IFRS on 1 January 2004 as well as a reconciliation of the movements in shareholders' equity under IFRS during 2004 are also included.

Transition to IFRS

The rules for first time adoption of IFRS are set out in IFRS 1 "First-time Adoption of International Financial Reporting Standards". In general, a company is required to determine its IFRS accounting policies and apply these retrospectively to determine its opening balance sheet under IFRS. The standard allows a number of exemptions to this general principle, with the aim to assist companies in their transition to IFRS. Numico is allowed to:

- account only for those share based payment schemes granted after 7 November 2002 and not vested before 1 January 2005. *Numico has opted for this exemption.*
- apply IFRS 3 - Business Combinations prospectively from the transition date. *Numico has chosen this option* rather than to restate all previous business combinations.
- measure PP&E at the date of transition at its fair value and use this fair value as deemed cost at that date. *Numico has opted for this transitional arrangement*, in order to create consistency within the valuation of PP&E. External valuations were performed on the oldest PP&E to bring it to fair value.
- freeze the Cumulative translation reserve in equity at the date of transition. *Numico has opted for this exemption.*
- apply IAS 32 and 39 relating to financial instruments per 1 January 2005. *Numico has not opted for this exemption*, because Numico feels that transparency and comparability are improved by adopting this standard per 1 January 2004.

MOST IMPORTANT CHANGES IN ACCOUNTING POLICIES

IFRS 2 – Share Based Payments
This standard affects the Company in accounting for stock options and performance shares, which are currently provided to approximately 180 employees. In accordance with IFRS 2, Numico has charged the fair value of its share based payments to personnel costs in the profit and loss account over the vesting period, and has recognised a related component in equity, net of income tax.

The fair value of Numico's share based payment schemes has been calculated using the Monte Carlo simulation model, resulting in an expense of EUR 5 mln in Personnel cost in 2004.

IFRS 3 – Business combinations
This standard requires that all business combinations must be accounted for by applying the purchase method, where all assets and liabilities must be recognised at fair value on the acquisition date. Goodwill arising is to be carried at cost with periodic impairment reviews. The impact on the profit and loss account (Amortisation) for 2004 is positive EUR 2 mln. The value of goodwill and acquired brands, which Numico also considers as having an indefinite useful life, is fixed at 1 January 2004.

IAS 16 – Property, Plant and Equipment
The Company's accounting for property, plant and equipment (PP&E) is not affected by this standard. However, the exemptions in IFRS 1 with regard to fair value as deemed cost for PP&E result in a positive net impact on opening equity of EUR 29 mln. The impact on the profit and loss account (Depreciation) is not material.

IAS 19 – Employee Benefits
IAS 19 requires separate recognition of the operating and financing costs of defined benefits pensions and other post-employment benefits schemes in the financial statements. Most of Numico's pension schemes are defined contribution pension schemes, but there are also several defined benefit pension schemes.

For defined contribution pension plans, the Company pays contributions to pension insurance plans, and has no further payment obligations once the contributions have been paid. The contributions are recognised as an expense when they are due.

For defined benefit pension plans, Numico has an obligation to pay further contributions if the fund no longer holds sufficient assets to pay the benefits relating to the employee service life. For such schemes, Numico is required to recognise on balance the funded status as of 1 January 2004. This is determined by periodic actuarial valuations, using the projected unit credit method. Within personnel costs in the income statement, a separate recognition of operating and financing costs for these schemes is also required.

On 1 January 2004, Numico had a net deficit for its pension and other post-employment benefit plans in excess of provisions in the Dutch GAAP balance sheet of EUR 23 mln, which has been charged against equity. The impact on equity for 2004 is negative EUR 4 mln (actuarial losses). The impact in the profit and loss account (Personnel cost) in 2004 is not material.

IAS 21 – The Effects of Changes in Foreign Exchange Rates
This standard affects the Company in its classification of exchange rate differences.

Since Numico has chosen not to apply hedge accounting for the forward contracts that were in place in 2004, all foreign exchange results are reported in Financial income and expense. This results in a minor reclassification of EUR 2 mln within the profit and loss account (Cost of goods sold and Financial income and expense).

IAS 32 – Financial Instruments: Disclosure and Presentation
This standard affects the Company in its accounting for convertible loans. Under IFRS, a company is required to recognise separately in its financial statements the liability and equity component of a compound financial instrument, such as a convertible loan.

The liability component is reported in liabilities and valued at the present value of the contractually determined future cash flows, discounted at the prevailing market interest rate for an equivalent straight bond. *The equity component*, which is the option granted to convert the debt instrument into shares of the Company, is reported in shareholders' equity and valued as the difference between the proceeds from the convertible loan and the value of the liability component at the date of issuance, net of income tax. The equity component remains unchanged throughout the life of the instrument, unless conversion takes place. The dedicated reserve is then released to retained earnings.

Numico has applied the following effective interest rates at the date of issuance of the various convertible loans:
- Convertible loan 2003: 6.72%
- Convertible loan 2000: 6.74%
- Convertible loan 1999: 6.45%

The result is a positive impact on the opening equity of EUR 62 mln, net of taxes. The impact in the profit and loss account is negative EUR 31 mln in Financial income and expense for 2004, since the interest expenses related to the convertible loans are now calculated with the effective rather than nominal interest rate. This, however, does not have any cash implication. It is important to note that nearly half of this EUR 31 mln relates to the convertible loan 2000, which will be redeemed in June 2005.

IAS 37 – Provisions

Under IFRS, a restructuring provision can only be recognised when the announcement has been made before balance sheet date. Under Dutch GAAP, restructuring provisions were recognised if, amongst others, the restructuring had been announced to the employees involved before the date of the publication of the financial statements.

For Numico, this results in a one-off increase in opening equity of EUR 7 mln and a one-off negative impact in the profit and loss account of EUR 7 mln, caused by transferring certain restructuring provisions - that were announced after balance sheet date - to the next year.

Numico accounted for long term provisions at nominal value under Dutch GAAP. Under IFRS all long term provisions are discounted. The interest accrued on discounted provisions will be recognised under financing charges. The impact is not material.

IAS 38 – Intangible assets

This standard affects the Company's accounting for software and development costs.

Under Dutch GAAP, software is classified as a tangible fixed asset. Under IFRS, Numico has reclassified selected assets as intangible fixed assets when the criteria specified within IAS 38 are met. The associated depreciation, accounting for EUR 4 mln in 2004, is reclassified to amortisation.

With respect to product development costs, Numico initiated an internal process in 2004 to identify those development projects that meet IAS 38's recognition criteria. Numico will start separate accounting for these development projects from 2005 onwards in order to be able to capitalise and amortise the expenditure as required under this standard.

IAS 39 – Financial Instruments: Recognition and measurement

This standard affects the Company in accounting for its derivative financial instruments. Derivatives are initially recognised on balance at fair value and subsequently remeasured also at fair value. The method of accounting for the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Forwards are used by Numico to hedge the exposure to foreign currency risk in relation to the reporting currency of the Company. Numico has not applied hedge accounting for these forward contracts in 2004. The impact on opening equity per 1 January 2004 is positive EUR 7 mln. The fair value movements have been recorded in Financial income and expense (negative EUR 6 mln for 2004).

Numico has only one interest rate swap, which fixes its interest rate risk exposure on long term debt. Numico has applied hedge accounting for this interest rate swap in 2004. As a result, the effective portion of changes in the fair value of these derivatives, designated and qualifying as cash flow hedges, are recognised in equity. The impact on opening equity was negative EUR 10 mln and the fair value movement reported in equity over 2004 was negative EUR 8 mln.

IFRS Reconciliation Profit and Loss Account 2004

(in EUR mln)(Preliminary)

	Dutch GAAP	IFRS 2	IAS 37	IAS 39	IAS 32	IFRS/IAS 21,16,38,3	excep-tionals	IFRS
Net Sales	**1.722**							**1.722**
Cost of goods sold	(486)					(2)	(1)	(489)
Operating margin	**1.236**					(2)	(1)	**1.233**
Other operating proceeds	23							23
Gross profit	**1.259**					**(2)**	**(1)**	**1.256**
Personnel cost	(389)	(5)	(9)				(2)	(405)
Advertising & promotion	(174)						(6)	(180)
Other costs	(325)		1					(324)
Depreciation	(34)					3		(31)
Result divestments	2							2
Amortisation & impairment	(3)					(1)	(10)	(14)
Exceptionals	(19)						19	-
Operating result	**317**	**(5)**	**(8)**			**0**		**304**
Share in result jv's & assoc.	3					1		4
Financial inc. & expense	(55)		(1)	(6)	(31)	2		(91)
Result before taxation	**265**	**(5)**	**(9)**	**(6)**	**(31)**	**3**		**217**
Income tax expense	(111)	1	2	-	10	-		(98)
Net result	**154**	**(4)**	**(7)**	**(6)**	**(21)**	**3**		**119**
Attributable to:								
Equity holders	**145**	**(4)**	**(7)**	**(6)**	**(21)**	**3**		**110**
Minority interest	9							9

Appendix 9

IFRS Reconciliation Shareholders' Equity at 1 January 2004
(in EUR mln)(Preliminary)

Equity 1 January 2004 based on Dutch GAAP		**(469)**
IAS 19 – Pensions	(23)	
IFRS 2 – Options	1	
IFRS 1 – Revaluation Land & Buildings	29	
IAS 39 – Derivatives	(3)	
IAS 32 – Convertible loans	62	
IAS 37 – Provisions/discounting FFA	5	
Subtotal		71
Equity 1 January 2004 based on IFRS		**(398)**

IFRS reconciliation of Equity movements 2004
(in EUR mln)(Preliminary)

Equity 1 January 2004 based on IFRS		**(398)**
Net result Dutch GAAP	145	
Currency translation & repurchase shares subs.	(17)	
Result adjustments IFRS	(35)	
IFRS Direct Equity Movements:		
IFRS 2 – Options	6	
IAS 39 – Derivatives	(8)	
IAS 37 – Impairment DTL	5	
IAS 19 – Pensions (actuarial losses)	(4)	
Equity 31 December 2004 based on IFRS		**(306)**

For further information, please contact:
Numico Corporate Communications Tel: + 31 20 456 9077
Numico Investor Relations Tel: + 31 20 456 9003




SEC MAIL
RECEIVED
PROCESSING
OCT 04 2006
WASH. D.C.
213
SECTION

NUMICO

Press Release - Results First Quarter 2005

GREAT START FOR BABY FOOD AND CLINICAL NUTRITION

Schiphol, 3 May 2005

FINANCIAL HIGHLIGHTS FIRST QUARTER 2005 *(on a comparable basis)*[1]

- **Total net sales up 12.0%; EBITA margin at 18.3%**
- **Nutricia Baby net sales up 11.9%; EBITA margin at 18.2%**
- **Nutricia Clinical net sales up 12.3%; EBITA margin at 27.0%**
- **Net result up 58.0% and earnings per share up 62.5%**
- **Shareholders' equity improved by EUR 45 mln to EUR (261) mln**

CEO STATEMENT

"Numico is pleased to announce the beginning of "the year of momentum" with record sales growth.

Both Divisions performed well. Baby Food results were particularly encouraging as it reached its first quarter of double digit growth at 11.9%, with Western Europe contributing strongly at 4.3%. Clinical Nutrition continued its strong performance with a sales growth of 12.3%, driven by all regions.

EBITA growth for the total company was below sales growth which - as anticipated - will be strengthened in the second half of the year.

We made significant progress with respect to our objectives set for 2005:

In innovations we introduced the new packaging for Infant Milk Formula, '*EaZypack*' in the UK, Ireland and Poland. In Clinical Nutrition we rolled out the plastic bottles for sip feed in the UK and France.

On the organisational front we were able to appoint 9 new General Managers, 7 in Baby Food and 2 in Clinical Nutrition. These new hires have significant multi-national experience, with a strong marketing and sales background, and will be a great addition to our existing management team.

With respect to the industrial optimisation we will close the last two factories of project Focus in Q2. The closure of two Clinical factories announced last September, will be completed by July, three months ahead of schedule.

Overall, Numico's progress in Q1 gives us confidence in achieving our 2005 targets with a comparable sales growth of 8-10% and a comparable EBITA growth of 10%."

---

[1] *Comparable basis is at constant scope of consolidation and constant exchange rates.*

Consolidated key figures for the first quarter 2005

(EUR mln)	First quarter		% change	
	2005	2004	comparable[2]	actual
Net sales continued business	444	395	12.0%	10.8%
Net sales	444	402	11.3%	10.5%
EBITA* (excl exceptionals)	81	79	4.9%	2.4%
EBITA*	81	70	18.6%	15.4%
Net result attributable to equity holders	43	27		58.0%
Earnings per share (EUR)	0.26	0.16		62.5%
Fully diluted earnings per share (EUR)	0.25	0.16		56.3%
Free cash flow	22	3		

** Operating result before amortisation and result divestments*

FINANCIAL REVIEW

Total net sales for the continued business increased 12.0% to EUR 444 mln on a comparable basis in the first quarter. This is a record performance - Baby Food delivered its first-ever double-digit comparable sales growth at 11.9% and Clinical Nutrition maintained its high comparable growth level at 12.3% sales growth.

Total EBITA before exceptionals increased 4.9% to EUR 81 mln, as anticipated. This relatively modest growth was mainly due to (i) costs related to project Focus but also (ii) costs related to product introductions, (iii) continued losses in Baby Food in China and (iv) higher non-allocated costs.

Net result attributable to shareholders increased 58.0% to EUR 43 mln, helped by significantly lower financial income and expenses. Earnings per share and fully diluted earnings per share amounted to EUR 0.26 and EUR 0.25, respectively, up 62.5% and 56.3%.

The tax charge was 30% which is in line with expectations for the full year. EUR 12 mln (gross) of the deferred tax asset was utilised in the quarter.

REVIEW BY SEGMENT *(on a comparable basis[2])*

Baby Food

(EUR mln)	First Quarter		
	2005	2004	change[2]
Sales	289	257	11.9%
EBITA	53	51	3.3%
EBITA as a % of sales	18.2	19.8	(150) bps
Sales discontinued	-	5	
Exceptional IFRS	-	(5)	
Total sales	289	262	11.5%
Total EBITA	53	46	18.7%
EBITA as a % of sales	18.2	17.6	110 bps

Net sales in Baby Food grew by 11.9% in the first quarter of 2005; 9.8% was driven by volume and 2.1% due to price increases and/or mix. This is the first-ever double-digit sales growth performance of the Baby Food Division and clearly reflects the successful execution of the various strategic initiatives that are underway. The accelerated growth trend was helped by Western Europe with sales growth of 4.3% in the first quarter, which was also primarily volume-driven. The UK, Ireland, Belgium and Germany were the main countries that contributed to this improved performance. Eastern Europe, most notably Poland, Turkey and Russia, continued its high levels of growth and the Rest of the World accelerated its growth, primarily driven by Indonesia.

[2] Comparable basis is at constant scope of consolidation and constant exchange rates.

EBITA of Baby Food increased by 3.3% to EUR 53 mln, excluding the IFRS exceptional cost (IAS 37 provision) taken in the first quarter of 2004. As foreseen and indicated when the company announced the 2004 annual results on 3 March 2005, the EBITA margin performed in line with the EBITA margin of the second half of 2004. Compared to the first quarter 2004, however, margins were negatively impacted by costs related to project Focus costs, the introduction of EaZypack and continued losses in China. The EBITA margin consequently declined 150 bps to 18.2% compared to the same period last year.

Clinical Nutrition

(EUR mln)	**First Quarter**		
	2005	**2004**	**change[3]**
Sales	155	138	12.3%
EBITA	41	37	12.3%
EBITA as a % of sales	27.0	26.8	0 bps
Exceptional IFRS	-	(2)	
Total EBITA	41	35	18.1%
Total EBITA as a % of sales	26.5	25.4	120 bps

Net sales grew by 12.3% to EUR 155 mln in the first quarter of 2005; 9.7% was driven by volume and 2.6% by price increases and/or mix. All countries contributed to this strong performance, with particular strong results in the UK and Germany. This is a clear reflection of the division's successful strategic focus on disease-specific products and all distribution channels, including pharmacies, homecare and hospitals. The roll-out of FortiCare across Europe and the introduction of plastic bottles in the UK and France also contributed positively to this strong performance.

EBITA grew by 12.3% to EUR 41 mln in the first quarter of 2005 despite higher marketing and sales spend and incremental costs related to the introduction of the plastic bottle. The EBITA margin remained stable at 27.0%, compared to the same quarter last year.

Non-Allocated Costs

Non-allocated costs were higher in the first quarter 2005 due to several non-recurring factors: (i) the hiring of new GMs and marketing personnel, (ii) charity contributions given to the Tsunami effort and (iii) a (non-deductible) payment with respect to a fire at Numico's Clinical plant in China.

OTHER FINANCIAL INFORMATION *(at actual rates)*

Trade Working Capital

Trade working capital improved 170 bps to 13.9% of net sales, compared to the first quarter of 2004. Numico's objective is to reduce working capital as a percentage of sales to 10% in 2007.

Capital Expenditure

Capital expenditure during the quarter was EUR 16 mln or 3.6% of net sales. The company expects capital expenditure to be 5% of net sales for the full year. Important components of capital expenditure are the plastic bottle project and project Focus.

Cash Flow *(please see appendix 3)*

Net cash flow from operational activities and free cash flow amounted to EUR 33 mln and EUR 22 mln, respectively, in the first quarter of 2005. The anticipated temporary increase in trade- and non-trade working capital adversely impacted free cash flow in the first quarter.

[3] *Comparable basis is at constant scope of consolidation and constant exchange rates.*

Net Debt *(please see appendix 5)*
Net debt stood at EUR 929 mln at 31 March 2005. The company will repay the subordinated convertible bonds 2000, amounting to EUR 627 mln, in June. This will be done by using the cash position and EUR 1 billion bank loan facility of which only EUR 175 mln was drawn at 31 March 2005.

Shareholders' Equity *(please see appendix 6)*
Shareholders' equity improved by EUR 45 mln to EUR (261) mln at 31 March 2005, primarily due to retained earnings of EUR 43mln.

Numico is confident that - through retained earnings as well as the intended share capital increase related to the acquisition of Mellin, the Italian Baby Food company - the company will return to a positive shareholders' equity by the end of 2005.

UPDATE ON EPHEDRA

The number of ephedra claims filed per month continues to reflect a downward trend. Numico has reached a tentative settlement which, if approved by the Bankruptcy Court, will result in the dismissal of 36 ephedra cases in which GNC is named as a defendant.

The agreement is part of a global settlement involving claims against approximately 20 defendants, including GNC and other retailers, relating to the sale of ephedra-containing products manufactured by Twin Labs. Although the amount of each individual defendant's contribution remains confidential, the group of defendants will (unequally) pay a total amount of USD 19.7 mln. Numico's contribution is covered by product liability insurance.

Out of the total number of ephedra cases in which GNC is named as (co-)defendant, 22 cases have been dismissed and 72 (incl. above-mentioned 36) have been settled to date, bringing the total number of active ephedra cases down to 163. Out of the total number of ephedra cases in which Rexall Sundown is named as (co-)defendant, 14 cases have been dismissed and 6 cases have been settled to date, bringing the total number of active ephedra cases related to Rexall Sundown down to 72.

GENERAL INFORMATION

The first quarter results 2005 are based on the same accounting principles as used in the Annual Report 2004 including the IFRS principles currently endorsed by the EU. We also refer to the appendices of Numico's press release regarding the Full Year Results 2004, issued on 3 March 2005, as well as Numico's presentation related to the Quarterly Financial Information on the Impact of IFRS in 2004, issued on 23 March 2005. It should also be noted that all figures presented are unaudited.

A live audio web cast of the analyst conference call and the related presentation slides will be available on our website (www.numico.com) as of 10:30 hrs CET.

Appendix 1

Consolidated Profit & Loss Account *(actual rates)*

(in EUR mln)	First Quarter 2005	2004	% change
Net sales	442	401	10.4
Net sales to associates and JV's	2	1	-
Net sales	**444**	**402**	**10.5**
Cost of raw materials etc.	(130)	(110)	18.1
Operating margin	**314**	**291**	**7.6**
Other operating proceeds	4	6	(24.1)
Gross profit	**318**	**297**	**7.0**
Personnel costs	(102)	(105)	(2.4)
Advertising & promotion	(42)	(38)	10.1
Other costs	(86)	(76)	13.1
Depreciation and impairment of fixed assets	(7)	(8)	(18.3)
Result divestments	1	1	-
Amortisation and impairment of fixed assets	(1)	(1)	-
Operating result	**81**	**70**	**15.5**
Share in result JV's and associates	1	-	-
Financial income and expenses	(16)	(30)	(47.0)
Result before taxation	**66**	**40**	**63.4**
Income tax expense	(20)	(11)	80.9
Net result	**46**	**29**	**56.9**
Attributable to:			
Equity holders	**43**	**27**	**58.0**
Minority interests	3	2	38.9
Earnings per share	**0.26**	**0.16**	**62.5**
Fully diluted earnings per share	**0.25**	**0.16**	**56.3**

Number of ordinary shares of EUR 0.25 *(in mln)*	First Quarter 2005	2004
At period-end	166.39	166.25
Period-average	166.34	166.22
Fully diluted	184.93	167.78

Appendix 2

Segment Information by Activity - First Quarter 2005 *(excluding exceptionals)*

NET SALES *(in EUR mln)*	**First quarter 2005**	**First quarter 2004**	**% change comp.**	**% change actual**
Baby Food	289	257	11.9	11.0
Baby Food discontinued	-	5		
Baby Food Total	289	262	11.5	10.4
Clinical Nutrition	155	138	12.3	10.4
Clinical Nutrition discontinued	-	-		
Clinical Nutrition Total	155	138	12.7	12.2
Discontinued business	-	2		
Total Net Sales	444	402	11.3	10.5

EBITA *(in EUR mln)*	**First quarter 2005**	**First quarter 2004**	**% change comp.**	**% change actual**
Baby Food	53	51	3.3	0.6
Baby Food discontinued	-	-		
Baby Food Total	53	51	6.8	3.7
Clinical Nutrition	41	37	12.3	10.8
Clinical Nutrition discontinued	-	-		
Clinical Nutrition Total	41	37	12.4	10.8
Non-allocated costs	(13)	(9)		
Total EBITA	81	79	4.9	2.4

EBITA as a % of net sales	**First quarter 2005**	**First quarter 2004**	**change in bps comp.**	**change in bps actual**
Baby Food	18.2	19.8	(150)	(160)
Baby Food discontinued				
Baby Food Total	18.2	19.5	(80)	(130)
Clinical Nutrition	27.0	26.8	-	20
Clinical Nutrition discontinued				
Clinical Nutrition Total	26.5	26.8	(10)	(30)
Total EBITA as a % of net sales	18.2	19.7	(110)	(150)

Appendix 3

Consolidated Cash Flow Statement

(in EUR mln)	First quarter 2005		2004	
Operating Result	**81**		**70**	
Adjustments to operational cash flow				
Depreciation and impairment tangible fixed assets		7		9
Amortisation of intangible fixed assets		1		-
Movement in provisions		(2)		4
Net change in trade working capital		(17)		(39)
Net change in non-trade working capital		(16)		(11)
Others		1		(2)
	(26)		(39)	
Cash generated from operations	**55**		**31**	
Interest received		4		7
Interest paid		(5)		(10)
Income tax paid		(21)		(18)
	(22)		(21)	
Net cash flow from operational activities	**33**		**10**	
Investments				
Proceeds of sale of tangible fixed assets		3		-
Capital expenditure		(19)		(9)
Proceeds of divestments		1		2
Loan repayments received from 3rd parties		4		-
Net cash flow from investment activities	**(11)**		**(7)**	
Free cash flow	**22**		**3**	
Financing				
Repurchase of shares by group companies		(6)		(1)
Repurchase of convertible bonds		-		(146)
Redeemed loans		(55)		-
Net cash flow from financing activities	**(61)**		**(147)**	
Exchange rate differences/Direct equity	-		6	
Change of net cash position	**(39)**		**(138)**	
Net cash position 1 January	**220**		**406**	
Net cash position 31 March	**181**		**268**	

Appendix 4

Consolidated Balance Sheet

(in EUR mln)	31 March 2005		31 Dec. 2004	
Intangible fixed assets		99		96
Tangible fixed assets		309		314
Financial fixed assets		24		25
Deferred tax assets		404		404
Non-current assets	**836**		**839**	
Stock		189		173
Trade debtors		230		215
Other receivables		87		67
Cash and cash equivalents		181		220
Current Assets	**687**		**675**	
Non-current assets classified as held for sale	7		-	
Total assets	**1,530**		**1,514**	
Shareholders' Equity	**(261)**		**(306)**	
Minority interest	31		30	
Long-term loans		1,090		1,140
Pension and Post employment provisions		96		97
Other Provisions		13		13
Derivative financial instruments		19		18
Deferred tax liabilities		87		88
Non-current liabilities	**1,305**		**1,356**	
Trade creditors		177		172
Other creditors		202		181
Current tax liabilities		43		46
Short term loans		1		1
Short term provisions		32		34
Current liabilities	**455**		**434**	
Total equity & liabilities	**1,530**		**1,514**	

Appendix 5

Net Debt

(in EUR mln)	31 March 2005	31 Dec. 2004
Convertible bonds 2000	627	627
Convertible bonds 2003	345	345
Other convertibles	5	5
Convertible loans	**977**	**977**
Credit facility	175	230
Other loans	3	3
Cash & cash equivalents	(181)	(220)
Net debt	**974**	**990**
Convertibles - IAS 32	(64)	(69)
Interest Rate Swap - IAS 39	19	18
Total net debt - IFRS	**929**	**939**

Financial Income and Expenses

(in EUR mln)	2005	2004			
	Q1	Q4	Q3	Q2	Q1
Interest expenses	(16)	(17)	(18)	(16)	(18)
Interest income	7	3	5	4	5
Net interest expenses	**(9)**	**(14)**	**(13)**	**(12)**	**(13)**
Other	(1)	(1)	(2)	(1)	-
Sub-total financial inc. and expenses	**(10)**	**(15)**	**(15)**	**(13)**	**(13)**
IFRS adjustments					
IAS 32 Convertibles	(6)	(6)	(7)	(8)	(10)
IAS 39 Derivatives	(2)	1	1	2	(10)
Other	2	1	1	(3)	3
	(6)	**(4)**	**(5)**	**(9)**	**(17)**
Total fin. inc. and expenses (IFRS)	**(16)**	**(19)**	**(20)**	**(22)**	**(30)**

Appendix 6

Shareholders' Equity

During the first quarter 2005, Shareholders' equity increased by EUR 45 mln to EUR (261) mln.

(in EUR mln)	**31 March 2005**
Shareholders' equity at the beginning of the year	(306)
Net result for the period	43
Exchange rate differences	3
Direct equity movements IFRS	2
Other movements	(3)
Shareholders' equity at the end of the period	(261)

NUMICO

Press Release
Second Quarter and First Half Year Results 2005

Numico Posts Record Sales Growth in Both Divisions
Net Sales Growth Target 2005 Raised

Schiphol, 11 August 2005

Financial Highlights First Half Year 2005 *(on a comparable basis)*[1]

- Total net sales up 12.5%; EBITA margin at 18.7%
- Nutricia Baby net sales up 12.4%; EBITA margin at 17.9%
- Nutricia Clinical net sales up 12.8%; EBITA margin at 27.5%
- Normalised net result up 20.9% and normalised earnings per share up 20.7%
- Restored shareholders' equity position at € 11 mln compared to € (306) mln at the start of the year
- Net cash flow from operational activities up 26.0% at € 63 mln

Financial Highlights Second Quarter 2005 *(on a comparable basis)*[1]

- Total net sales up 12.9%; EBITA margin at 19.0%
- Nutricia Baby net sales up 12.7%; EBITA margin at 17.7%
- Nutricia Clinical net sales up 13.3%; EBITA margin at 28.0%
- Normalised net result up 22.1% and normalised earnings per share up 21.7%
- Nearly half of ephedra claims resolved to date

CEO Statement

"Numico shows strong sales momentum, achieving record growth in both divisions in the First Half 2005. Clinical continued its strong growth pace, up 12.8%, with growth being delivered across all regions and noteworthy performance in the UK. Babyfood sales increased to category leading levels of 12.4%, driven by growth acceleration in the UK, Eastern Europe and Indonesia. As anticipated, total EBITA growth came in at 4.8%, due to exceptional charges and the phasing of the Babyfood restructuring plan.

Numico also has true organisational momentum, with the steady strengthening of key management positions in both Baby and Clinical. With Sari Husada, our Indonesian Babyfood business, we increased our stake and stewardship in the company by making significant management changes and increasing our shareholding by 13.5% to 95%. This is a significant strategic initiative for us, given the strategic role of Indonesia in Numico's development.

With these results, we feel comfortable to raise our net sales growth target for 2005 from 8-10% to 10-12%, while reconfirming our EBITA growth target at 10%."

Second quarter		% change		*(€ mln / €)*	First Half		% change	
2005	2004	comp.[1]	actual		2005	2004	comp.[1]	actual
491	425	12.9%	12.6%	**Net sales cont. business**	935	820	12.5%	11.7%
491	435	13.3%	12.7%	**Net sales**	935	837	12.4%	11.6%
93	90	4.8%	3.0%	**Normalised EBITA[2]**	174	169	4.8%	2.8%
90	90	1.9%	0.2%	**EBITA**	171	160	9.2%	6.9%
54	44		22.5%	**Net result attr. to equity holders**	97	72		34.6%
54	44		22.1%	**Normalised net result[2]**	96	80		20.9%
0.32	0.27		19.3%	**Earnings per share**	0.58	0.43		33.8%
0.32	0.27		21.7%	**Normalised EPS[2]**	0.58	0.48		20.7%
0.31	0.26		17.7%	**Fully diluted EPS**	0.56	0.42		33.0%

[1] *Comparable basis is at constant scope of consolidation and constant exchange rates.*

[2] *Normalised: based on continued business and excluding exceptional items (IAS 37 provision of € (9) mln in Q1 04 and restructuring cost China of € (2) mln in Q2 05) and result divestments after tax.*

OUTLOOK 2005

Based on the strong performance in the first half of 2005 and the expected performance for the remainder of the year, the overall organic net sales growth target for 2005 has been raised from 8 – 10% to 10 – 12%. The company reiterates that EBITA is expected to grow by 10%, including operational and exceptional losses in China, product innovation costs and various one-off non-allocated costs incurred in Q1 05. These targets are all based on constant currencies, constant scope of consolidation and barring unforeseen circumstances.

FINANCIAL REVIEW

First Half Year 2005

Total net sales for the continued business increased 12.5% to € 935 mln on a comparable basis. This is a record performance for Numico, driven by a record-high sales growth for both Baby Food at 12.4% and Clinical Nutrition at 12.8%.

Total EBITA increased 4.8% to € 174 mln, excluding discontinued business and exceptionals. The total EBITA margin was at 18.7%. This result includes the following anticipated items: (i) the phasing of project Focus-related costs, (ii) operational losses in Baby Food in China, (iii) product innovation costs and (iv) higher non-allocated costs partly due to one-offs in Q1 05.

Net result attributable to shareholders – excluding a one-off provision of € (9) mln related to IFRS in H1 04 – increased 20.9% to € 96 mln, supported by substantially lower net financial expenses. Earnings per share and fully diluted earnings per share amounted to € 0.58 and € 0.56, respectively, up 33.8% and 33.0%.

Second Quarter 2005

Total net sales grew by 12.9% to EUR 491 mln, on a comparable basis, driven by record net sales growth for Baby Food (+12.7%) and Clinical Nutrition (+13.3%).

Total EBITA increased by 4.8% to € 93 mln, excluding discontinued business and the restructuring cost of € 2 mln in Q2 05, related to the completion of the rationalisation of the Baby Food operations in China. The total EBITA margin was 18.9%, representing a decline of 150 bps. EBITA performance was driven by a healthy EBITA growth in the Clinical Nutrition division, a modest performance in the Baby Food division due to reasons mentioned above and stable non-allocated costs.

The normalised net result increased 22.1% to € 54 mln supported by a continued reduction of net financial expenses. Earnings per share and fully diluted earnings per share amounted to € 0.32 and € 0.31, respectively, up 19.3% and 17.7%.

REVIEW BY SEGMENT *(on a comparable basis[3])*

Baby Food

Second Quarter			*(EUR mln)*	First Half		
2005	**2004**	**change[3]**		**2005**	**2004**	**change[3]**
317	276	12.7%	Sales	606	532	12.4%
56	57	(1.8)%	EBITA (excl exceptionals)	109	108	0.7%
17.7	20.7	(260) bps	EBITA as a % of sales	17.9	20.3	(210) bps
(2)	-		Exceptionals	(2)	(5)	
-	7		Sales Discontinued	-	12	
-	(1)		EBITA discontinued	-	(1)	
317	283	13.0%	Total sales	606	544	12.3%
54	56	(2.6)%	Total EBITA	106	102	6.9%
16.9	19.9	(270) bps	Total EBITA as a % of sales	17.5	18.7	(90) bps

[3] *Comparable basis is at constant scope of consolidation and constant exchange rates.*

The Baby Food division was able to sustain its first ever double-digit growth performance of the first quarter 2005 into the second quarter of this year. Net sales in Baby Food increased 12.4% to € 606 mln in the first half of 2005; 8.9% was driven by volume and 3.5% by changes in price/mix. This record growth performance was driven by improved net sales growth across all regions. Western Europe grew by 3.2%, supported by strong performance from the UK, Ireland and France. Eastern Europe and the Rest of the World grew by 29.1% and 24.0%, respectively, with particularly strong growth coming from Turkey, Russia, Indonesia and Poland.

EBITA in Baby Food increased slightly to € 109 mln in the first half of 2005, excluding the one-off cost of € 2 mln related to the completion of the restructuring of the Baby Food operations in China in Q2 05 and the IFRS one-off cost (IAS 37 provision) taken in Q1 04. The anticipated performance is explained through the impact of (i) the phasing of project Focus-related costs, (ii) operational losses in Baby Food in China and (iii) ongoing product innovation costs. A&P spend increased compared to the preceding quarter and is expected to continue this trend in the second half of the year. The EBITA margin was at 17.9%; a relatively stable performance compared to the second half of 2004 and a decrease of 210 bps compared to the first half of 2004.

Net sales in Baby Food in the second quarter 2005 exceeded the record-high sales growth of the first quarter with a growth of 12.7%. 8.0% of the growth was driven by volume and 4.7% by price/mix. EBITA decreased by 1.8% in the quarter, which can mainly be explained by the factors mentioned above. The EBITA margin remained relatively stable at 17.7% compared to the preceding three quarters. Compared to the second quarter of 2004 the margin decreased 260 bps.

Clinical Nutrition

Second Quarter			*(EUR mln)*	First Half		
2005	**2004**	**change[4]**		**2005**	**2004**	**change[4]**
174	150	13.3%	Sales	329	288	12.8%
48	44	9.5%	EBITA (excl exceptionals)	89	82	10.2%
28.0	29.1	(100) bps	EBITA as a % of sales	27.5	28.4	(70) bps
-	-		Exceptionals	-	(2)	
-	2		Sales Discontinued	-	2	
174	151	14.9%	Total sales	329	290	13.9
48	44	9.3%	Total EBITA	89	79	13.2
27.5	29.1	(140) bps	Total EBITA as a % of sales	27.0	27.4	(20) bps

Net sales in Clinical Nutrition grew by 12.8% to € 329 mln in the first half of 2005; 10.1% was driven by volume and 2.7% by price/mix. All regions delivered double-digit growth with particularly strong performance coming from the UK, Germany, France, Spain and Italy. This overall strong performance was supported across all channels and product segments.

EBITA increased by 10.2% to € 89 mln in the first half of 2005, despite the continued higher marketing and sales spend of 14.5% and incremental costs related to the plastic bottle. The EBITA margin decreased 70 bps to 27.5%.

Net sales in Clinical Nutrition reached a record high level of 13.3% in the second quarter of 2005; 10.5% was driven by volume and 2.8% by price/mix. EBITA increased by 9.5% in the quarter resulting in an EBITA margin of 28.0%.

OTHER FINANCIAL INFORMATION

Tax

The effective tax charge and cash tax rate were 30% and 25%, respectively, in line with expectations for the full year. € 7 mln (net) of the deferred tax asset (DTA) related to the US liquidation loss was utilised in the first half of 2005. The remaining part of this DTA amounted to € 346 mln at 30 June 2005.

[4] *Comparable basis is at constant scope of consolidation and constant exchange rates.*

Trade Working Capital

Numico's continuous effort to lower the level of trade working capital as a percentage of sales has resulted in an improvement of 250 bps to 14.0% compared to a year ago. The reduction was driven by a decrease in receivables of 160 bps and an increase in payables of 80 bps. Numico aims to reduce trade working capital as a percentage of sales to 10% in 2007.

Cash Flow

Capital expenditure amounted to € 48 mln, or 5.1% of net sales in the first half of 2005, in line with full year expectations. Project Focus and the plastic bottle project continue to be important components of the capital expenditure.

Net cash flow from operational activities increased 26.0% to € 63 mln in the first half of 2005, supported by the continuous effort to reduce trade working capital. Free cash flow amounted to € 33 mln, excluding the net cash payment related to the Mellin transaction of € 198 mln. In the second quarter, net cash flow from operations and free cash flow amounted to € 30 mln and € 11 mln, respectively, excluding the Mellin acquisition.

Net Debt

Numico successfully completed the issuance of US$ 425 mln (€ 340 mln) of senior notes through a US private placement on 23 June 2005. This transaction has enabled Numico to diversify the company's capital structure and improve its overall debt maturity profile at very attractive conditions.

On 26 June 2005, Numico repaid the subordinated convertible bonds 2000 of € 627 mln with cash drawn partly from the existing senior bank loan facility as well as with the proceeds from the US private placement. The company also used the bank loan facility to finance the cash component (€ 200 mln) of the Mellin acquisition resulting in an increase in net debt of € 187 mln to € 1,126 mln in the first half of 2005. Numico has drawn € 635 mln of the bank loan facility of € 1,000 mln as at 30 June 2005.

Shareholders' Equity

Shareholders' equity improved by € 317 mln to € 11 mln in the first half of 2005. The significant improvement was driven by retained earnings of € 97 mln and the share capital increase of € 216 mln related to the acquisition of Mellin. This marks a significant improvement versus 1 January 2004 when Numico's shareholders' equity was at € (398) mln.

DIVIDEND

Given Numico's strong generation of retained earnings, the company is confident that its shareholders's equity will be sufficiently restored by the end of 2005 to be in a position to propose a (modest) dividend in 2006, barring unforeseen circumstances.

UPDATE ON EPHEDRA

The number of ephedra claims filed per month continues to reflect a downward trend. Out of all ephedra cases in which GNC is named as a (co-)defendant, 52 cases have been dismissed and 79 have been settled to date, bringing the total number of active ephedra cases related to GNC down to 141. Out of the total number of ephedra cases in which Rexall Sundown is named as a (co-)defendant, 24 cases have been dismissed and 23 cases have been settled to date, bringing the total number of active ephedra cases related to Rexall Sundown down to 48. As a result, 49% of all cases that were filed to date, have been settled or dismissed, compared to 21% at the beginning of the year. Numico has adequate insurance in the form of an occurrence-based policy, to cover the ephedra litigation risk and all related administrative and legal costs.

GENERAL INFORMATION

The balance sheet, profit and loss account and the cash flow statement are based on the IFRS standards currently endorsed by the EU. However these are subject to ongoing review or possible amendments by interpretive guidance from the IASB and are therefore still subject to change.

The cash flow statement has been prepared in accordance with IFRS by using the indirect method and for the required components using the direct method. Cash flows in foreign currencies have been translated at average exchange rates.

Numico's first Annual Report prepared in accordance with IFRS will be the 2005 Annual Report. We refer to the 2004 Annual Report and the supplementary information on the transition to IFRS. We also refer to the appendices of Numico's press release regarding the Full Year 2004 Results, issued on 3 March 2005, as well as Numico's presentation related to the Quarterly Financial Information on the Impact of IFRS in 2004, issued on 23 March 2005.

Numico is in the process of finalising the Purchase Price Allocation (PPA) for Mellin. The final PPA will have an impact on goodwill and brands allocation as well as on the deferred tax liability related to the brand. The required accounting treatment for the PPA is IFRS-driven and has a non-cash impact. The PPA will be finalised in the second half year of 2005.

It should be noted that all figures presented are unaudited.

A live audio & video web cast of the analyst presentation in London will be available on our website (www.numico.com) as of 16:30 hrs CET. Additionally, an interview with Jan Bennink (CEO) and Jean-Marc Huët (CFO), containing the key messages, in video and text will be available on www.numico.com and on www.cantos.com at 08:00 hrs CET.

Appendix 1

Consolidated Profit & Loss Account *(actual rates)*

Second Quarter			*(in € mln)*	First Half		
2005	2004	% change		2005	2004	% change
488	432	13.0	Net sales	930	834	11.5
2	3	(23.3)	Net sales to associates and JVs	4	3	-
491	**435**	**12.8**	**Net sales**	**935**	**837**	**11.7**
(154)	(116)	33.7	Cost of raw materials etc.	(284)	(226)	25.8
336	**320**	**5.2**	**Operating margin**	**650**	**611**	**6.4**
7	7	(5.0)	Other operating proceeds	11	13	(18.1)
343	**327**	**5.0**	**Gross profit**	**661**	**624**	**5.9**
(108)	(100)	7.8	Personnel costs	(210)	(205)	2.3
(47)	(45)	4.4	Advertising and Promotion	(89)	(83)	7.2
(89)	(84)	6.2	Other costs	(175)	(159)	10.2
(2)	-	-	Exceptional items	(2)	-	-
(6)	(9)	(30.0)	Depreciation and impairment fixed assets	(13)	(17)	(21.8)
2	-	-	Result divestments	3	1	-
(2)	(1)	-	Amortisation and impairment fixed assets	(3)	(2)	-
90	**88**	**3.3**	**Operating result**	**171**	**159**	**7.8**
0	1	-	Share in result JVs and associates	1	1	-
(13)	(22)	(43.8)	Financial income and expenses	(29)	(52)	(45.0)
78	**66**	**18.3**	**Result before taxation**	**144**	**108**	**33.5**
(23)	(20)	14.5	Income tax expense	(43)	(32)	34.0
55	**46**	**20.0**	**Net result**	**101**	**76**	**33.3**
			Attributable to:			
54	**44**	**22.5**	**Equity holders**	**97**	**72**	**34.6**
1	2	-	Minority interests	4	4	7.5
0.32	**0.27**	**19.3**	**Earnings per share**	**0.58**	**0.43**	**33.8**
0.31	**0.26**	**17.7**	**Fully diluted earnings per share**	**0.56**	**0.42**	**33.0**

Number of ordinary shares of € 0.25 outstanding

Second quarter		*(in mln)*	First half year	
2005	2004		2005	2004
173.22	166.32	At period-end	173.22	166.32
166.94	166.29	Period average	166.64	166.27
186.70	184.57	Fully diluted	186.26	184.50

Appendix 2

Segment information by activity - Second quarter 2005 *(excluding exceptionals)*

NET SALES *(in € mln)*	Second quarter		% change	
	2005	2004	comparable	actual
Baby Food	317	276	12.7	11.9
Baby Food discontinued	-	7	-	-
Baby Food Total	**317**	**283**	**13.0**	**12.1**
Clinical Nutrition	174	150	13.3	13.8
Clinical Nutrition discontinued	-	2	-	-
Clinical Nutrition Total	**174**	**151**	**14.9**	**14.7**
Discontinued business	-	1	-	-
Total Net Sales	**491**	**435**	**13.3**	**12.7**

EBITA *(in € mln)*	Second quarter		% change	
	2005	2004	comparable	Actual
Baby Food	56	57	(1.8)	(4.0)
Baby Food discontinued	-	(1)	-	-
Baby Food Total	**56**	**56**	**2.0**	**(0.1)**
Clinical Nutrition	48	44	9.5	8.3
Clinical Nutrition discontinued	-	-	-	-
Clinical Nutrition Total	**48**	**44**	**9.3**	**8.3**
Non-allocated costs	(11)	(11)	-	-
Total EBITA	**93**	**90**	**4.8**	**3.0**

EBITA as a % of net sales *(in € mln)*	Second quarter		Change in bps	
	2005	2004	comparable	Actual
Baby Food	17.7	20.7	(260)	(300)
Baby Food Total	**17.7**	**19.9**	**(190)**	**(220)**
Clinical Nutrition	28.0	29.1	(100)	(110)
Clinical Nutrition Total	**27.5**	**29.1**	**(140)**	**(160)**
Total EBITA as a % of net sales	**18.9**	**20.6**	**(150)**	**(170)**

Appendix 3

Segment information by activity – First Half Year 2005 *(excluding exceptionals)*

NET SALES *(in € mln)*	First Half Year		% change	
	2005	2004	comparable	actual
Baby Food	606	532	12.4	11.4
Baby Food discontinued	-	12	-	-
Baby Food Total	**606**	**544**	**12.3**	**11.3**
Clinical Nutrition	329	288	12.8	12.2
Clinical Nutrition discontinued	-	2	-	-
Clinical Nutrition Total	**329**	**290**	**13.9**	**13.5**
Discontinued business	-	3	-	-
Total Net Sales	**935**	**837**	**12.4**	**11.6**

EBITA *(in € mln)*	First Half Year		% change	
	2005	2004	comparable	Actual
Baby Food	109	108	0.7	(1.8)
Baby Food discontinued	-	(1)	-	-
Baby Food Total	**109**	**107**	**4.3**	**1.7**
Clinical Nutrition	89	82	10.2	8.9
Clinical Nutrition discontinued	-	-	-	-
Clinical Nutrition Total	**89**	**82**	**10.1**	**9.0**
Non-allocated costs	(24)	(20)	-	-
Total EBITA	**174**	**169**	**4.8**	**2.8**

EBITA as a % of net sales *(in € mln)*	First Half Year		Change in bps	
	2005	2004	comparable	Actual
Baby Food	17.9	20.3	(210)	(240)
Baby Food Total	**17.9**	**19.6**	**(140)**	**(170)**
Clinical Nutrition	27.5	28.4	(70)	(90)
Clinical Nutrition Total	**27.0**	**28.2**	**(100)**	**(120)**
Total EBITA as a % of net sales	**18.6**	**20.2**	**(130)**	**(160)**

Appendix 4

Consolidated Cash Flow Statement

(in € mln)	First Half Year			
	2005		2004	
Operating result	**171**		**159**	
Adjustments to operational cash flow				
Depreciation and impairment tangible fixed assets		17		18
Movement in provisions		(14)		(39)
Net change in trade working capital		(23)		(57)
Net change in non-trade working capital		(20)		(1)
Other		-		(1)
	(40)		(81)	
Cash generated from operations	**131**		**78**	
Interest received		8		11
Interest paid		(37)		(38)
Income tax paid		(39)		(1)
	(68)		(28)	
Net cash flow from operational activities	**63**		**50**	
Investments				
Proceeds of sale of tangible fixed assets		8		1
Capital expenditure		(48)		(20)
Acquisition Mellin		(198)		-
Proceeds of divestments		3		2
Dividends received		-		1
Loan repayments received from 3rd parties		6		-
Net cash flow from investment activities	**(229)**		**(16)**	
Free cash flow	**(166)**		**34**	
Financing				
Use of credit facility		405	-	
Issuance senior notes		340	-	
Proceeds other issued shares		3	-	
Repurchase of shares by group companies		(6)	-	
Repurchase of convertible bonds		(627)	(146)	
Minority interest		(2)	-	
Net cash flow from financing activities	**113**		**(146)**	
Exchange rate differences/direct equity	-		(12)	
Change of net cash position	**(53)**		**(124)**	
Net cash position 1 January	**220**		**406**	
Net cash position 30 June	**167**		**282**	

Appendix 5

Consolidated Balance Sheet

(in € mln)	30 June 2005		31 Dec. 2004	
Intangible fixed assets		516		96
Tangible fixed assets		313		314
Financial fixed assets		24		25
Deferred tax assets		404		404
Derivative financial instruments		5		-
Non-current assets	**1,262**		**839**	
Stock		215		173
Trade debtors		281		215
Other receivables		80		67
Cash and cash equivalents		167		220
Non-current assets classified as held for sale		6		-
Current assets	**743**		**675**	
Total assets	**2,011**		**1,514**	
Shareholders' equity	**11**		**(306)**	
Minority interest	33		30	
Long-term loans		1,278		1,140
Pension and post-employment provisions		101		97
Other provisions		14		13
Derivative financial instruments		24		18
Deferred tax liabilities		86		88
Non-current liabilities	**1,503**		**1,356**	
Trade creditors		224		172
Other creditors		174		181
Derivative financial instruments		3		-
Current tax liabilities		42		46
Short term loans		-		1
Short term provisions		21		34
Current liabilities	**464**		**434**	
Total equity and liabilities	**2,011**		**1,514**	

Appendix 6

Net Debt

(in € mln)	30 June 2005	31 Dec. 2004
Convertible bonds 2000	-	627
Convertible bonds 2003	345	345
Other convertibles	5	5
Convertible loans	**350**	**977**
Credit facility	635	230
Senior notes	345	-
Other loans	2	3
Cash and cash equivalents	(167)	(220)
Sub total net debt	**1,165**	**990**
Convertibles – IAS 32	(58)	(69)
Interest rate swap – IAS 39	24	18
Cross currency swap – senior notes	(5)	-
Total net debt - IFRS	**1,126**	**939**

Financial Income and Expenses

(in € mln)	2005		2004		
	Q2	Q1	Q4	Q3	Q2
Interest expenses	(16)	(16)	(17)	(18)	(16)
Interest income	6	7	3	5	4
Net interest expenses	**(10)**	**(9)**	**(14)**	**(13)**	**(12)**
Other	-	(1)	(1)	(2)	(1)
Sub-total financial income and expenses	**(10)**	**(10)**	**(15)**	**(15)**	**(13)**
IFRS adjustments					
IAS 32 Convertibles	(6)	(6)	(6)	(7)	(8)
IAS 39 Derivatives	-	(2)	1	1	2
IAS 21 - Forex	4	2	(1)	2	(4)
Other	(1)	-	2	(1)	1
	(3)	**(6)**	**(4)**	**(5)**	**(9)**
Total financial income and expenses	**(13)**	**(16)**	**(19)**	**(20)**	**(22)**

Appendix 7

Shareholders' Equity

(in € mln)	30 June 2005
Shareholders'equity at 1 January 2005	**(306)**
Net result for the period	97
Exchange rate differences	10
Direct equity movements IFRS	(4)
Issued shares related to Mellin acquisition and other movements	214
Shareholders'equity at 30 June 2005	**11**

NUMICO

Press Release
Third Quarter and First Nine Months Results 2005

Numico Announces Seventh Consecutive Quarter of Record Sales Growth to New Peak of 13.4%. EBITA up 19.9%

Schiphol, 9 November 2005

Financial Highlights Third Quarter 2005 *(on a comparable basis)*[1]

- Total net sales and EBITA up 13.4% and 19.9%
- 2005 net sales growth target raised to 12% and EBITA growth of 10% reconfirmed
- EBITA margin at 18.8%, up 100 bps, despite 18% increase in marketing spend
- Nutricia Baby net sales up 14.0%; EBITA margin at 17.5%
- Nutricia Clinical net sales up 12.2%; EBITA margin at 27.1%
- Net result up 34.5% and earnings per share up 29.1% (at actual rates)
- Mellin integration will generate annualised cost savings of € 15 mln in 2006

Total Company Third Quarter 2005

Total reported net sales up 20.9% and total reported EBITA up 25.8% (incl. acquisitions)

Financial Highlights First Nine Months 2005 *(on a comparable basis)*[1]

- Total net sales up 12.8% and EBITA up 8.2%; EBITA margin at 18.7%, excl. exceptionals
- Nutricia Baby net sales up 12.9%; EBITA margin at 17.8%
- Nutricia Clinical net sales up 12.6%; EBITA margin at 27.4%
- Net result up 35.7% and earnings per share up 33.7% (at actual rates)
- Strengthened shareholders' equity at € 73 mln compared to € (306) mln at the start of the year (at actual rates)

CEO Statement

"Numico is very pleased to announce the seventh consecutive quarter of record sales growth. We have achieved this new peak performance level of 13.4% growth through strong contributions of both divisions.

Clinical continued its solid growth track, with sales up 12.2%. Babyfood achieved stellar growth of 14%, off a strong growth pace. This growth was achieved across all regions and through excellent performance in the UK, Ireland, Eastern Europe and Indonesia. Babyfood's sales momentum and strong innovation pipeline create a 'window of opportunity' to build our market share and the category through strong and focussed marketing investments.

We have also made significant progress on several key projects. We have finalised our portfolio rationalisation with the sale of our Brazilian baby food business, we further improved our stewardship in Indonesia by increasing our shareholding to 98% and implementing improved corporate governance and we have begun the integration of our Italian acquisition.

We have achieved EBITA growth of 19.9% *in the quarter*, coming off a first half with lower growth (+4.8%) mainly due to the phasing of the Babyfood restructuring plan.

With these results, we feel comfortable to raise our net sales growth target for 2005 from 10-12% to approximately 12%, while confirming our EBITA growth at 10%."

[1] *Comparable basis is at constant scope of consolidation and constant exchange rates.*

Third quarter		% change		(€ mln / €)	First nine months		% change	
2005	2004	comp.[2]	actual		2005	2004	comp.[2]	actual
520	430	21.1	20.9	**Total net sales**	1,454	1,267	15.3	14.8
520	427	13.4	13.2	**Net sales cont. business**	1,454	1,247	12.8	12.2
98	78	19.9	25.8	**Normalised EBITA[3]**	271	246	8.2	10.1
53	40		34.5	**Net result attr. to equity holders**	150	111		35.7
55	42		32.2	**Normalised net result[3]**	152	119		27.7
0.32	0.25		26.9	**Normalised EPS[3]**	0.90	0.72		25.8
0.30	0.24		26.5	**Fully diluted EPS**	0.85	0.66		30.8

OUTLOOK 2005

Following the strong performance in the first nine months of 2005, Numico feels confident that net sales growth in 2005 will be at around 12%, despite challenging comparables in the fourth quarter for both divisions. Numico also reconfirms the EBITA growth target of 10% for the year. These targets are based on constant scope of consolidation, constant currencies, excluding one-off items and barring unforeseen circumstances.

STRATEGIC HIGHLIGHTS

First Nine Months 2005

Portfolio Transformation
On 1 November 2005, Numico divested the last part of its portfolio that did not meet the criteria of Numico's strategic mission to be a high-growth, high-margin specialised nutrition company. The company sold its baby cereals business in Brazil, including the manufacturing plant, to Nutrimental S.A. Industria e Comercio de Alimentos – a privately owned company – for an undisclosed amount.

Indonesia
Numico has increased its shareholding in Sari Husada – the listed Indonesian baby food company of which the company owned 84.5% at the start of the year - to 98% for a total consideration of € 92 mln. Various organisational changes were made to strengthen the overall management team and improve the governance structure of Sari Husada. Total one-off costs related to the strategic changes amounted to € 4 mln which have been accounted for under "Acquisition and integration costs" in the third quarter.

Mellin Integration
The integration of Mellin – the Italian baby food business that was acquired on 23 June 2005 – is well underway and will lead to annualised cost savings of € 15 mln in 2006. Variable cost savings will arise from improved supplier contracts, distribution network savings and, importantly, from insourcing part of the production of Mellin's portfolio from mid-next year onwards. The fixed cost base of the combined businesses will also be lowered through a 25% reduction of the workforce, resulting in a headcount of 270 employees. These redundancies mainly result from the integration of the two respective retail sales forces.

These savings will be used to i) absorb the impact of the 25% price reduction in IMF that Numico initiated in Italy at the start of October ii) reinvest in marketing, people and IT required to reverse the declining growth performance of the combined businesses driven by Milupa and iii) ensure that margins in Italy will continue to improve. This gives the confidence that Numico will approach 7-9% net sales growth for the combined Italian businesses by 2007 at higher margins that will be accretive to the overall Baby Food division from next year onwards.

The integration has incurred one-off restructuring costs of € 14 mln of which € 11 mln has been accounted for under "Acquisition and integration costs" in the third quarter. The remaining € 3 mln will be charged in the fourth quarter of 2005.

---

[2] *Comparable basis is at constant scope of consolidation and constant exchange rates.*
[3] *Normalised: based on continued business and excluding exceptional items and result divestments after tax.*

FINANCIAL REVIEW

Third Quarter 2005

This is the seventh consecutive quarter that Numico posts a record organic sales growth. Organic growth reached a record-high level of 13.4%, driven by 10.4% in volume, and 3.0% in price/mix. Both divisions contributed to this growth through a record-high sales growth in Baby Food at 14.0% and continued strong growth performance of 12.2% in Clinical Nutrition. Total reported net sales increased 20.9% to € 520 mln, driven by 13.4% organic growth, 7.7% growth mainly related to the acquisition of Mellin and (0.2)% due to currency translations.

EBITA increased organically by 19.9% and the EBITA margin was at 18.8% excluding exceptionals, representing a margin improvement of 100 bps compared to the same period last year. This increase was driven by a strong margin improvement in the Baby Food division and stable non-allocated costs, which was partly offset by a slightly lower EBITA margin in the Clinical Nutrition division. Total reported EBITA increased 25.8% to € 98 mln, including the Mellin acquisition and excluding an exceptional of € (2) mln related to the Italian price fixing fine.

Net result attributable to shareholders increased 34.5% to € 53 mln, driven by strong organic growth, high margins and the consolidation of Mellin. Normalised net result attributable to shareholders – excluding one-off items and result divestments after tax – increased 32.2% to € 55 mln, supported by substantially lower net financial expenses. Earnings per share and fully diluted earnings per share amounted to € 0.31 and € 0.30, respectively, up 29.1% and 26.5%.

First Nine Months 2005

Net sales increased organically by 12.8%, driven by 9.9% in volume and 2.9% in price/mix. This growth was almost equally driven by Baby Food (+12.9%) and Clinical Nutrition (+12.6%). Total reported net sales grew by 14.8% to € 1,454 mln, driven by 12.8% organic growth, 2.6% growth related to the consolidation of Valio and Mellin and (0.6)% due to currency translations.

EBITA increased organically by 8.2%, and the EBITA margin was at 18.7% excluding exceptionals, representing a margin decline of 80 bps. Total reported EBITA increased by 10.1% to € 271 mln, including the Mellin acquisition and excluding exceptionals. These exceptionals consist of a total of € (4) mln related to both the restructuring charge in China and the Italian price fixing fine in 2005 and an IAS 37 provision of € (9) mln in 2004.

Net result attributable to shareholders increased 35.7% to € 150 mln, driven by strong organic performance and the consolidation of Mellin. Normalised net result – excluding exceptionals – increased 27.7% to € 152 mln supported by a continued reduction of net financial expenses. Earnings per share and fully diluted earnings per share amounted to € 0.89 and € 0.85, respectively, up 33.7% and 30.8%.

REVIEW BY SEGMENT *(on a comparable basis)*[4]

Baby Food

Third Quarter			*(€ mln)*	First nine months		
2005	2004	change[4]		2005	2004	change[4]
311	273	14.0%	Sales	904	805	12.9%
54	45	23.9%	EBITA (excl exceptionals)	161	154	7.5%
17.5	16.8	140 bps	EBITA as a % of sales	17.8	19.1	(90) bps
38	3		Sales acquisitions/divestitures	50	15	
7	1		EBITA acquisitions/divestitures	9	(1)	
(2)	-		Exceptionals	(4)	(5)	
349	276	26.4%	Total sales	954	820	16.4%
60	46	30.6%	Total EBITA	166	148	12.4%
17.1	16.6	50 bps	Total EBITA as a % of sales	17.4	18.0	(60) bps

[4] *Comparable basis is at constant scope of consolidation and constant exchange rates.*

The Baby Food division continued its accelerating growth trend in the third quarter of 2005, delivering the third consecutive quarter of double digit organic growth. The record organic growth of 14.0% was driven by 10.0% in volume and 4.0% in price/mix and all regions contributed to this growth. Western Europe grew by 4.8%, supported by strong performance from the UK, Ireland and France. Eastern Europe and the Rest of the World continued the strong growth performance of the first half year with a growth of 33% and 20%, respectively, with particularly strong growth coming from Turkey, Russia, Indonesia, and Poland. Reported net sales increased 26.4% to € 349 mln in the third quarter of 2005, driven by 14.0% organic growth, 12.8% growth mainly related to the consolidation of Mellin, and (0.4)% due to currency translations.

EBITA grew organically by 23.9% in the third quarter of 2005 excluding a one-off cost of € (2) mln related to the Italian price fixing fine and notwithstanding a 19% increase in marketing spend. Total reported EBITA increased by 34.6% to € 62 mln, excluding this one-off cost. This growth is driven by 23.9% organic growth, 14.5% growth mainly related to the consolidation of Mellin, and (3.8)% due to currency translations. The EBITA margin was at 17.5% excluding consolidation effects and exceptionals; an increase of 140 bps compared to the same period last year and a relatively stable performance compared to the first half of the year. This margin performance is a reflection of the continued and intended reinvestment of Focus savings in marketing spend, additional investments in innovation and the effects of changes in country mix.

Net sales increased organically by 12.9% in the first nine months of 2005, driven by 9.7% in volume and 3.2% by price/mix. Reported net sales in Baby Food grew by 16.4% in the first nine months of 2005, driven by 12.9% organic growth, 4.3% mainly related to the consolidation of Mellin and Valio and (0.8)% due to currency translations. EBITA increased organically by 7.5% in the first nine months of 2005, resulting in an EBITA margin of 17.8% which is 90 bps lower than the same period last year.

Clinical Nutrition

Third Quarter			*(€ mln)*	First Nine Months		
2005	**2004**	**change[5]**		**2005**	**2004**	**change[5]**
170	152	12.2%	Sales	494	440	12.6%
46	42	10.9%	EBITA (excl exceptionals)	135	124	10.5%
27.1	27.8	(30) bps	EBITA as a % of sales	27.4	28.2	(50) bps
1	1		Sales other/divestitures	6	2	
-	-		Exceptionals	-	(2)	
171	153	12.1%	Total sales	500	442	13.0
46	43	8.2%	Total EBITA	135	122	10.7
26.9	27.9	(100) bps	Total EBITA as a % of sales	27.0	27.6	(60) bps

The Clinical Nutrition division grew organically by 12.2% in the third quarter of 2005, driven by 11.1% in volume, and 1.1% in price/mix and supported across all channels and product segments. Organic growth was driven by Southern Europe (+13.8%) and the Rest of the World (+25.5%) and to a lesser extent by Northern Europe (+7.9%). Particularly strong performances were made in the UK, France, Italy and Brazil. Reported net sales in Clinical Nutrition increased by 12.1% to € 171 mln in the third quarter of 2005. This growth was driven by 12.2% organic growth, (0.4)% due to change in scope and 0.3% due to currency translations.

EBITA increased organically by 10.9% to € 46 mln in the third quarter, notwithstanding 16% higher marketing and sales spend, 27% higher R&D spend and incremental costs related to the introduction of the plastic bottle. The EBITA margin decreased 30 bps to 27.1%.

Net sales increased organically by 12.6% in the first nine months of 2005, driven by 10.4% in volume and 2.2% in price/mix. Reported net sales in Clinical Nutrition grew by 13.0% driven by 12.6% organic growth, 0.6% due to change in scope and (0.2)% due to currency translations. EBITA increased organically by 10.5% in the first nine months resulting in an EBITA margin of 27.4% which is 50 bps lower compared to the same period last year.

[5] *Comparable basis is at constant scope of consolidation and constant exchange rates.*

OTHER FINANCIAL INFORMATION

Tax

The effective tax charge and cash tax rate were 30% and 25%, respectively, in line with expectations for the full year. The Dutch government has proposed to further reduce the Dutch corporate income tax rate from 31.5% to 29.6% as per 1 January 2006. The proposed tax rate reduction, if ratified, will have a (non-cash) impact of approximately € (10) mln on the deferred tax asset in the fourth quarter of 2005.

Trade Working Capital

Numico's continuous effort to lower the level of trade working capital as a percentage of sales has resulted in an improvement of 130 bps to 13.6% compared to a year ago. The reduction was driven by a decrease in receivables of 90 bps and an increase in payables of 130 bps which was partly offset by an increase in inventory of 80 bps. Numico is confident that working capital as a percentage of sales will further improve in the remainder of the year and that the level at the end of the year will be lower than last year.

Cash Flow

Net cash flow from operations amounted to € 112 mln and free cash flow was at € 104 mln. This excludes the cash used to increase the shareholding in Sari Husada to 98% in the third quarter.

Capital expenditure amounted to € 68 mln, or 4.7% of total reported net sales in the first nine months of 2005, in line with full year expectations. Project Focus, the plastic bottle project and initiatives to further improve the quality and safety levels of our plants continue to be important components of the capital expenditure.

Net cash flow from operational activities increased 39.4% to € 177 mln in the first nine months of 2005, supported by the continuous effort to reduce trade working capital. Free cash flow amounted to € 142 mln, excluding the net cash payment related to the Mellin transaction of € 198 mln and € 92 mln mainly related to the increase of the shareholding in Sari Husada.

Net Debt

The net debt level remained stable compared to the preceding quarter, notwithstanding the cash used to increase the shareholding in Sari Husada. Numico swapped € 93 mln of its bank loan facility into commercial paper in the third quarter of 2005 to further diversify the company's capital structure.

Net debt increased by € 183 mln to € 1,122 mln in the first nine months of 2005, despite the cash required for the Mellin acquisition and the increase in the shareholding of Sari Husada; a reflection of Numico's strong underlying free cash flow. Numico has drawn € 535 mln of the bank loan facility of € 1,000 mln as at 30 September 2005.

Shareholders' Equity

Shareholders' equity improved by € 379 mln to € 73 mln in the first nine months of 2005. The significant improvement was mainly driven by retained earnings of € 150 mln and the share capital increase of € 216 mln related to the acquisition of Mellin.

UPDATE ON EPHEDRA

The number of ephedra claims filed per month continues to reflect a downward trend. Only 3 new cases were filed during the months of August through October, while 18 cases were either dismissed or settled, bringing the total amount of active cases down to 174. 53% of all cases that were filed to date have been settled or dismissed compared to 21% at the beginning of the year. Numico has adequate insurance in the form of an occurrence-based policy to cover the ephedra litigation risk and all related legal and administrative costs.

A live audio web cast of the analyst conference call and the related presentation slides will be available on our website (www.numico.com) as of 10:30 hrs CET.

Appendix 1

Consolidated Profit & Loss Account *(actual rates)*

Third Quarter 2005	Third Quarter 2004	% change	*(in € mln)*	First Nine Months 2005	First Nine Months 2004	% change
519	428	21.2	Net sales	1,449	1,262	14.8
1	2	(52.6)	Net sales to associates and JVs	5	5	-
520	**430**	**20.9**	**Net sales**	**1,454**	**1,267**	**14.8**
(164)	(125)	31.1	Cost of raw materials etc.	(448)	(351)	27.7
356	**305**	**16.6**	**Operating margin**	**1,006**	**916**	**9.8**
5	4	17.9	Other operating proceeds	16	17	(9.3)
361	**310**	**16.7**	**Gross profit**	**1,022**	**934**	**9.5**
(109)	(97)	12.7	Personnel costs	(319)	(302)	5.7
(60)	(45)	33.6	Advertising and Promotion	(149)	(128)	16.4
(87)	(82)	6.1	Other costs	(262)	(241)	8.8
(2)	-	-	Exceptional items	(4)	-	-
(8)	(9)	(30.0)	Depreciation and impairment fixed assets	(21)	(26)	(17.6)
(15)	-	-	Acquisition and integration costs	(15)	-	-
15	-	-	Result divestments	18	1	-
(2)	(1)	-	Amortisation and impairment fixed assets	(5)	(3)	-
94	**76**	**23.1**	**Operating result**	**265**	**235**	**12.7**
1	1	-	Share in result JVs and associates	2	2	-
(14)	(20)	(29.6)	Financial income and expenses	(43)	(72)	(40.8)
81	**57**	**41.5**	**Result before taxation**	**225**	**165**	**36.3**
(25)	(15)	59.2	Income tax expense	(67)	(48)	40.1
56	**42**	**34.9**	**Net result**	**157**	**117**	**34.7**
			Attributable to:			
53	**40**	**34.5**	**Equity holders**	**150**	**111**	**35.7**
3	2	-	Minority interests	7	6	18.3
0.31	**0.24**	**29.1**	**Earnings per share** *(in €)*	**0.89**	**0.67**	**33.7**
0.30	**0.24**	**26.5**	**Fully diluted earnings per share** *(in €)*	**0.85**	**0.66**	**30.8**

Number of ordinary shares of € 0.25 outstanding

Third Quarter 2005	Third Quarter 2004	*(in mln)*	First Nine Months 2005	First Nine Months 2004
173.33	166.32	At period-end	173.33	166.32
173.26	166.32	Period average	168.85	166.29
193.56	184.66	Fully diluted	188.72	184.64

Appendix 2

Segment information by activity - Third quarter 2005 *(excluding exceptionals)*

NET SALES *(in € mln)*	Third Quarter		% change	
	2005	**2004**	**const. curr.**	**actual**
Baby Food (constant scope)	311	273	14.0	13.8
Acquisitions / divestitures	38	3	-	-
Baby Food Total	**349**	**276**	**26.8**	**26.4**
Clinical Nutrition (constant scope)	170	152	12.2	12.2
Other / divestitures	1	1	-	-
Clinical Nutrition Total	**171**	**153**	**11.9**	**12.1**
Discontinued business	-	1	-	-
Net Sales (constant scope)	481	425	13.4	13.2
Acquisitions / divestitures	39	5	-	-
Total Net Sales	**520**	**430**	**21.1**	**20.9**

EBITA *(in € mln)*	Third Quarter		% change	
	2005	**2004**	**const. curr.**	**actual**
Baby Food (constant scope)	55	45	23.9	20.1
Acquisitions / divestitures	7	1	-	-
Baby Food Total	**62**	**46**	**38.4**	**34.6**
Clinical Nutrition (constant scope)	46	42	10.9	9.0
Other / divestitures	-	1	-	-
Clinical Nutrition Total	**46**	**43**	**10.8**	**8.2**
Non-allocated costs	(10)	(10)	-	-
EBITA (constant scope)	91	77	19.9	16.8
Acquisitions / divestitures	7	1	-	-
Total EBITA	**98**	**78**	**29.3**	**25.8**

EBITA as a % of net sales *(in € mln)*	Third Quarter		Change in bps	
	2005	**2004**	**const. curr.**	**actual**
Baby Food (constant scope)	17.5	16.8	140	70
Baby Food Total	**17.6**	**16.6**	**140**	**100**
Clinical Nutrition (constant scope)	27.1	27.8	(30)	(70)
Clinical Nutrition Total	**26.9**	**27.9**	**(30)**	**(100)**
Total EBITA as % of net sales (constant scope)	18.8	18.2	100	60
Total EBITA as a % of net sales	**18.7**	**18.0**	**110**	**70**

Appendix 3

Segment information by activity – First Nine Months 2005 *(excluding exceptionals)*

NET SALES *(in € mln)*	First Nine Months		% change	
	2005	2004	const. curr.	actual
Baby Food (constant scope)	904	805	12.9	12.2
Acquisitions / divestitures	50	15	-	-
Baby Food Total	**954**	**820**	**17.2**	**16.4**
Clinical Nutrition (constant scope)	494	440	12.6	12.2
Other / divestitures	6	2	-	-
Clinical Nutrition Total	**500**	**442**	**13.2**	**13.0**
Discontinued business	-	5	-	-
Net Sales (constant scope)	1,398	1,245	12.8	12.2
Acquisitions / divestitures	56	22	-	-
Total Net Sales	**1,454**	**1,267**	**15.3**	**14.8**

EBITA *(in € mln)*	First Nine Months		% change	
	2005	2004	const. curr.	actual
Baby Food (constant scope)	161	154	7.5	4.7
Acquisitions / divestitures	9	(1)	-	-
Baby Food Total	**170**	**153**	**14.5**	**11.6**
Clinical Nutrition (constant scope)	135	124	10.5	9.0
Other / divestitures	-	-	-	-
Clinical Nutrition Total	**135**	**124**	**10.3**	**8.8**
Non-allocated costs	(34)	(30)	-	-
EBITA (constant scope)	262	247	8.2	5.8
Acquisitions / divestitures	9	(1)	-	-
Total EBITA	**271**	**246**	**12.5**	**10.1**

EBITA as a % of net sales *(in € mln)*	First Nine Months		Change in bps	
	2005	2004	const. curr.	actual
Baby Food (constant scope)	17.8	19.1	(90)	(130)
Baby Food Total	**17.8**	**18.6**	**(40)**	**(80)**
Clinical Nutrition (constant scope)	27.4	28.2	(50)	(80)
Clinical Nutrition Total	**27.0**	**28.1**	**(70)**	**(110)**
Total EBITA as % of net sales (constant scope)	18.7	19.9	(80)	(120)
Total EBITA as a % of net sales	**18.6**	**19.4**	**(50)**	**(80)**

Appendix 4

Consolidated Cash Flow Statement

(in € mln)	First Nine Months			
	2005		2004	
Operating result	**265**		**235**	
Adjustments to operational cash flow				
Depreciation and impairment tangible fixed assets		25		26
Amortisation and impairment intangible fixed assets		5		3
Stock option expenses		8		3
Movement in provisions		(16)		(4)
Net change in trade working capital		(23)		(39)
Net change in non-trade working capital		(15)		(30)
Other		-		(2)
	(16)		(43)	
Cash generated from operations	**249**		**192**	
Interest received		9		14
Interest paid		(52)		(57)
Income tax paid		(29)		(22)
	(72)		(65)	
Net cash flow from operational activities	**177**		**127**	
Investments				
Proceeds of sale of tangible fixed assets		15		-
Capital expenditure		(68)		(37)
Acquisition Mellin		(198)		-
Proceeds of divestments		16		10
Investment in subsidiaries		(92)		2
Dividends received		-		1
Issued and repaid long term loans		2		-
Net cash flow from investment activities	**(325)**		**(24)**	
Free cash flow	**(148)**		**103**	
Financing				
Use of credit facility		305		230
Issuance senior notes		340		-
Proceeds other issued shares		6		-
Repurchase of shares by group companies		(6)		-
Commercial paper		93		-
Issuance convertibles		2		1
Repurchase of convertible bonds		(627)		(501)
Dividends paid to minority shareholders		(5)		(4)
Minority interest		(3)		1
Net cash flow from financing activities	**105**		**(273)**	
Exchange rate differences	(14)		(10)	
Change of net cash position	**(57)**		**(180)**	
Net cash position 1 January	**220**		**406**	
Net cash position 30 September	**163**		**226**	

Appendix 5

Consolidated Balance Sheet

(in € mln)	30 Sep 2005		31 Dec 2004	
Intangible fixed assets		600		96
Tangible fixed assets		318		314
Financial fixed assets		20		25
Deferred tax assets		404		404
Derivative financial instruments		1		-
Non-current assets	**1,343**		**839**	
Stock		218		173
Trade debtors		281		215
Other receivables		76		67
Cash and cash equivalents		163		220
Non-current assets classified as held for sale		13		-
Current assets	**751**		**675**	
Total assets	**2,094**		**1,514**	
Shareholders' equity	**73**		**(306)**	
Minority interest	19		30	
Long-term loans		1,184		1,140
Pension and post-employment provisions		100		97
Other provisions		13		13
Derivative financial instruments		19		18
Deferred tax liabilities		85		88
Non-current liabilities	**1,401**		**1,356**	
Trade creditors		222		172
Other creditors		187		181
Derivative financial instruments		2		-
Current tax liabilities		76		46
Short term loans		93		1
Short term provisions		21		34
Current liabilities	**601**		**434**	
Total equity and liabilities	**2,094**		**1,514**	

Appendix 6

Net Debt

(in € mln)	30 Sep 2005	31 Dec 2004
Convertible bonds 2000	-	627
Convertible bonds 2003	345	345
Other convertibles	7	5
Convertible loans	**352**	**977**
Credit facility	535	230
Senior notes	341	-
Commercial paper	93	-
Other loans	2	3
Cash and cash equivalents	(163)	(220)
Sub total net debt	**1,160**	**990**
Convertibles – IAS 32	(56)	(69)
Interest rate swap – IAS 39	19	18
Cross currency swap – senior notes	(1)	-
Total net debt - IFRS	**1,122**	**939**

Financial Income and Expenses

(in € mln)	2005			2004	
	Q3	Q2	Q1	Q4	Q3
Interest expenses	(18)	(16)	(16)	(17)	(18)
Interest income	4	6	7	3	5
Net interest expenses	**(14)**	**(10)**	**(9)**	**(14)**	**(13)**
Other	-	-	(1)	(1)	(2)
Sub-total financial income and expenses	**(14)**	**(10)**	**(10)**	**(15)**	**(15)**
IFRS adjustments					
IAS 32 - Convertibles	(2)	(6)	(6)	(6)	(7)
IAS 39 - Derivatives	(1)	-	(2)	1	1
IAS 21 - Forex	3	4	2	(1)	2
Other	-	(1)	-	2	(1)
	-	**(3)**	**(6)**	**(4)**	**(5)**
Total financial income and expenses	**(14)**	**(13)**	**(16)**	**(19)**	**(20)**

Appendix 7

Shareholders' Equity

(in € mln)	30 Sep 2005
Shareholders' equity at 1 January 2005	**(306)**
Net result for the period	150
Exchange rate differences	8
Direct equity movements IFRS	3
Issued shares related to Mellin acquisition and other movements	218
Shareholders' equity at 30 September 2005	**73**

General Information

The balance sheet, profit and loss account and the cash flow statement are based on the IFRS standards currently endorsed by the EU. However these are subject to ongoing review or possible amendments by interpretive guidance from the IASB and are therefore still subject to change.

The cash flow statement has been prepared in accordance with IFRS by using the indirect method and for the required components using the direct method. Cash flows in foreign currencies have been translated at average exchange rates.

Numico's first Annual Report prepared in accordance with IFRS will be the 2005 Annual Report. We refer to the 2004 Annual Report and the supplementary information on the transition to IFRS. We also refer to the appendices of Numico's press release regarding the Full Year 2004 Results, issued on 3 March 2005, as well as Numico's presentation related to the Quarterly Financial Information on the Impact of IFRS in 2004, issued on 23 March 2005.

Numico is in the process of finalising the Purchase Price Allocation (PPA) for Mellin. The final PPA will have an impact on goodwill and brands allocation as well as on the deferred tax liability related to the brand. The required accounting treatment for the PPA is IFRS-driven and has a non-cash impact. The PPA will be finalised before year-end.

It should be noted that all figures presented are unaudited.

NUMICO

Press Release
Fourth Quarter and Full Year Results 2005

2005: First Year of Double-Digit Organic Sales Growth at 11.9%

Schiphol, 23 February 2006

Financial Highlights Full Year 2005 *(on a comparable basis)*[1]

- Total net sales up 11.9%; EBITA margin at 19.0%
- Nutricia Baby net sales up 11.7%; EBITA margin at 18.1%
- Nutricia Clinical net sales up 12.3%; EBITA margin at 27.4%
- Net result up 75.5% and earnings per share up 69.7% (at actual rates)
- Normalised net result up 24.6% and normalised earnings per share up 20.5% at € 1.24 (at actual rates)
- Trade working capital improved 210 bps to 10.6% of net sales
- Net cash generated from operations up 27.1%
- Proposal to pay dividend of € 0.15 over 2005

Total Company Full Year 2005

Total reported net sales up 15.5% and total EBITA up 12.4% (incl. acquisitions, excl. exceptionals)

Financial Highlights Fourth Quarter 2005 *(on a comparable basis)*[1]

- Total net sales up 9.3%; EBITA margin at 19.9%
- Nutricia Baby net sales up 8.0%; EBITA margin at 18.9%
- Nutricia Clinical net sales up 11.5%; EBITA margin at 27.7%
- Strengthened shareholders' equity at € 680 mln

CEO Statement

"Numico is pleased to announce sales growth of 11.9% in 2005, the first full year of double-digit growth. This record-high growth has been driven by strong performance from both divisions: Baby at 11.7%, Clinical with 12.3% growth. Combined EBITA growth was at 9.7%, in line with projections, reflecting the continued investments in marketing and innovation which fuel this strong growth.

We have made major progress in 2005 in achieving our goal of becoming the high-growth, high-margin, specialized nutrition company. We have increased focus by finalizing our divestitures and completing the closure of 8 European plants. To improve our growth profile, we have started to roll out a promising innovation pipeline and made two important acquisitions in Baby Food which build our leadership positions in Italy and Asia-Pacific. The integration of the two acquisitions is nearly completed. The anticipated savings are confirmed and both businesses show continued strong momentum.

We have named 2006 our Year of Growth, as we are committed to continue to deliver double-digit sales increases. Our goal for 2006 is organic net sales growth of between 11 and 13%. We will hold EBITA margins stable in order to be able to invest in the business, while aggressively looking for cost saving and productivity opportunities."

[1] *Comparable basis is at constant scope of consolidation and constant exchange rates and excluding exceptionals and impact recall.*

Fourth quarter		% change		(€ mln / €)	Full Year		% change	
2005	2004	comp.[2]	actual		2005	2004	comp.[2]	actual
539	455	15.8	18.5	**Total net sales**	1,988	1,722	15.4	15.5
539	455	9.3	11.7	**Net sales cont. business**	1,988	1,702	11.9	11.8
103	86	13.6	16.2	**Normalised EBITA[3]**	374	333	9.7	8.2
46	0		-	**Net result attr. to equity holders**	198	113		75.5
59	49		19.4	**Normalised net result[3]**	213	171		24.6
0.32	0.30		9.6	**Normalised EPS[3]**	1.24	1.03		20.5
0.24	0.00		-	**Fully diluted EPS**	1.11	0.67		64.7

DIVIDEND POLICY and DIVIDEND 2005

Numico's level of shareholders' equity has substantially improved in 2005, allowing the company to resume the payment of dividends. Numico's new dividend policy is determined by Numico's strong growth profile and significant organic investment opportunities. In summary, the company aims for a dividend pay-out ratio of 20%, to be reached in the medium term (± 5 years). Numico's shareholders have the option to choose for either a cash or a stock dividend. Dividends will be declared and paid on a yearly basis.

Numico will propose to the Annual General Meeting of Shareholders to pay a dividend related to 2005 of € 0.15 per ordinary share. The dividend will be paid out fully in ordinary shares or fully in cash (after deduction of 25% withholding tax) at the shareholder's option. The stock dividend will be equal to the value of the cash dividend, barring any rounding effects. The ex-dividend date will be Friday 5 May 2006 and the payment date will be Monday 29 May 2006.

OUTLOOK 2006

Numico's total net sales – including Mellin and Dumex – are expected to grow organically between 11 – 13%. This organic growth is based on Numico's performance in 2005 including the full year 2005 performance of Mellin and Dumex to ensure constant scope.

Numico's overall EBITA margin will remain stable in 2006 despite ongoing investments in product innovations and A&P spend. The EBITA margin in the first half of 2006 will be somewhat lower than in the second half of the year due to phasing of A&P spend. Higher non-allocated costs will be partly driven by € (8) mln (non-cash) of additional share-based payment expensing (IFRS 2) for total Numico in 2006.

Net sales of Dumex' core profit drivers – which generated net sales of approx. € 305 mln in 2005 – are expected to grow by 20% with an EBITA margin of 15% in 2006.

These targets are based on constant scope of consolidation, constant currencies, excluding one-off items and barring unforeseen circumstances.

STRATEGIC HIGHLIGHTS

Full Year 2005

Dumex update

Dumex – the baby food business in Asia-Pacific acquired from EAC on 2 January 2006 – had a very strong performance in 2005. EAC Nutrition[4] – including (to be) discontinued businesses – increased net sales by 27.8% to € 327 mln and increased EBITA by 33% to € 34 mln, resulting in an improvement of the EBITA margin of 40 bps to 10.5%, despite significantly higher A&P spend.

[2] *Comparable basis is at constant scope of consolidation and constant exchange rates and excluding impact recall.*

[3] *Normalised: based on continued business and excluding exceptional items and result divestments after tax.*

[4] *This performance excludes exceptional items and is based on the accounting principles of EAC Ltd AS.*

The integration of Dumex is well underway and is expected to be completed before the end of the second quarter of 2006. Since the completion of the transaction on 2 January 2006, a number of strategic steps have been made to ensure a swift and successful integration. Substantial decisions have already been made to optimise the geographic portfolio of Dumex: i) the Hangzhou Futures cereals plant in China has been sold, ii) Numico's and Dumex' operations in China, Malaysia and the Middle East have already been integrated and iii) the decision has been made to close the business in the Philippines. In addition, the activities in Copenhagen and Singapore have been restructured. Importantly, all managers in key positions have been retained and the management team has also been complemented with key Numico people. The only significant decision to be made relates to the operations in India. All options for the business in India are currently being explored and a decision will be made in the first half of 2006.

Mellin update

The performance of Mellin – the Italian baby food business acquired in June 2005 – has been promising to date. Sales in volume were up 9.9% and 22.4% in the third and fourth quarter respectively. Net sales were up 2.8% and 13.4% in the third and fourth quarter of 2005, despite a price decrease of approx. 25% in October 2005. Mellin gained market share both in volume and in value terms in the second half of 2005.

The strategic integration of Mellin is also well underway. The two retail sales forces of Numico and Mellin have been integrated in the third quarter of 2005 leading to a reduction of the total workforce by approx 80 people. All Baby Food head office employees in Italy will move into one single building in March 2006. Variable cost savings will be achieved through in sourcing Mellin's IMF production from mid-year 2006 onwards.

These initiatives will lead to gross annualised cost savings reconfirmed at € 15 mln in 2006 that will be used to i) absorb the impact of the 25% price reduction in IMF that Numico initiated in Italy at the start of October ii) reinvest in marketing, people and IT required to reverse the historical declining growth performance of the combined businesses driven by Milupa and iii) ensure that margins in Italy will continue to improve.

The integration has incurred one-off restructuring costs of € 14 mln of which € 11 mln have been accounted for under "Acquisition and integration costs" in the third quarter and the remaining € 3 mln have been taken in the fourth quarter of 2005.

Product recall

In December 2005, Numico detected a specific production flaw in one plant that could potentially result in the presence of some very small (less than 2mm) sand-like glass particles in the screw thread of glass meal jars. Although leading European Food Safety Authorities and paediatricians confirmed that these particles did not pose any health risk, Numico removed all potentially affected inventory as a precautionary measure to reassure consumer confidence. This has led to one-off costs related to product recalls of just less than € 5 mln, taken in the fourth quarter of 2005.

It is to be noted that the reported absolute net sales numbers for Baby Food and total Numico include the impact from the recall. To provide an accurate underlying growth trend for the Baby Food division and total Numico, however, the negative impact of the recall of approx. € 5 mln on net sales in the fourth quarter of 2005 has been excluded when calculating the comparable net sales growth numbers.

FINANCIAL REVIEW

Full Year 2005

This is the first year that Numico has posted a double-digit organic annual net sales growth of 11.9%, driven by 8.1% in volume, and 3.8% in price/mix. Both divisions contributed to this growth with record year-high sales growth in Baby Food (+11.7%) and Clinical Nutrition (+12.3%). Total reported net sales increased 15.5% to € 1,988 mln, driven by 11.9% organic growth, 3.8% growth related to the acquisitions of Mellin and Valio, (0.3)% impact of the recall and 0.1% due to currency translations.

Total EBITA increased 13.9% to € 374 mln, including the acquisitions of Mellin and Valio and excluding exceptional items. EBITA increased organically by 9.7% to € 360 mln and the EBITA margin was at 19.0%, excluding exceptionals, notwithstanding an increase of 13% in marketing and R&D spend and € (6) mln (non-cash) of additional share-based payment expensing (IFRS 2) compared to 2004.

Net result attributable to shareholders increased 75.5% to € 198 mln, driven by strong organic growth, substantially lower net financial expenses and the consolidation of Mellin. Normalised net result attributable to shareholders – excluding one-off items and result divestments after tax – increased 24.6% to € 213 mln. Normalised earnings per share and fully diluted earnings per share amounted to € 1.24 and € 1.11, respectively, up 20.5% and 64.7%.

Fourth Quarter 2005

Net sales increased organically by 9.3%, driven by Clinical Nutrition (+11.5%) and Baby Food (+8.0%). Total reported net sales grew by 18.5% to € 539 mln, driven by 9.3% organic growth, 7.5% growth related to the consolidation of Mellin, 2.7% due to currency translations and (1.0%) impact of the recall.

Total EBITA increased by 17.6% to € 103 mln, including the Mellin acquisition and excluding exceptionals. EBITA increased organically by 13.6%, at an EBITA margin of 19.9%, representing a margin improvement of 100 bps, excluding exceptionals.

Net result attributable to shareholders increased from € 0 mln in 2004 to € 46 mln in 2005, driven by strong organic growth, the consolidation of Mellin and by lower net financial expenses and exceptionals.
Normalised net result attributable to shareholders – excluding one-off items and result divestments after tax – increased 19.4%. Normalised earnings per share and fully diluted earnings per share amounted to € 0.32 and € 0.24, respectively.

REVIEW BY SEGMENT *(on a comparable basis)*[5]

Baby Food

Fourth Quarter			*(€ mln)*	Full Year		
2005	**2004**	**change[5]**		**2005**	**2004**	**change[5]**
322	291	8.0%	Sales	1,221	1,096	11.7%
61	52	13.1%	EBITA (excl exceptionals)	221	206	9.0%
18.9	18.3	110 bps	EBITA as a % of sales	18.1	18.8	(30) bps
37	4		Sales acquisitions/divestitures	93	19	
3	3		EBITA acquisitions/divestitures	13	1	
(4)	(17)		Exceptionals	(8)	(21)	
359	295	21.7%	Total sales	1,314	1,115	17.8%
60	38	57.6%	Total EBITA	226	186	21.6%
16.7	12.9	380 bps	Total EBITA as a % of sales	17.2	16.7	50 bps

The Baby Food division continued its accelerating growth trend over the last three years with its first-ever double-digit organic net sales growth in 2005 of 11.7%. This very strong performance was driven by 7.0% in volume and 4.7% in price/mix, the latter being driven by i) price increases in several countries to match inflation in input costs and ii) a specific price increase in the Netherlands. Western Europe grew by 3.8%, supported by strong performance from the UK, Ireland and France. Eastern Europe and the Rest of the World continued their strong growth performance with a net sales growth of 30.4% and 16.6%, respectively, with particularly strong growth coming from Turkey, Russia, Indonesia, and Poland. Reported net sales increased 17.8% to € 1,314 mln in 2005, driven by 11.7% organic growth, 6.5% growth mainly related to the consolidation of Mellin, 0.1% due to currency translations and (0.5)% impact of the recall.

EBITA grew organically by 9.0% in 2005 excluding € (8) mln of exceptionals mainly related to the recall (€ (5) mln) and the Italian price fixing fine (€ (2) mln). Total reported EBITA increased by 13.0% to € 234 mln, excluding these exceptionals. This growth was driven by 9.0% organic growth, 6.0% growth mainly related to the consolidation of Mellin, and (2.0)% due to currency translations. The EBITA margin was at 18.1% excluding consolidation effects and exceptionals, representing a decrease of 30 bps compared to last year.

[5] *Comparable basis is at constant scope of consolidation and constant exchange rates and excluding impact recall.*

Reported net sales in Baby Food grew by 21.7% in the fourth quarter of 2005, driven by 8.0% organic growth, 12.4% related to the consolidation of Mellin, 2.8% due to currency translations and (1.5)% impact of the recall. EBITA increased organically by 13.1%, resulting in an EBITA margin of 18.9% which is 110 bps higher than in 2004, excluding exceptionals.

Clinical Nutrition

Fourth Quarter			(€ mln)	Full Year		
2005	**2004**	**change[6]**		**2005**	**2004**	**change[6]**
179	158	11.5%	Sales	673	598	12.3%
50	43	14.1%	EBITA (excl exceptionals)	185	167	11.4%
27.7	27.2	70 bps	EBITA as a % of sales	27.4	27.9	(30) bps
1	2		Sales other/divestitures	2	4	
(2)	-		Exceptionals	(2)	(2)	
180	160	12.6%	Total sales	675	602	12.1%
48	43	10.7%	Total EBITA	183	165	10.7%
26.4	26.9	(50) bps	Total EBITA as a % of sales	27.1	27.4	(30) bps

The Clinical Nutrition division grew organically by 12.3% in 2005, driven by 10.2% in volume, and 2.1% in price/mix and supported across all channels and product segments. Organic growth was driven by Southern Europe (+13.1%) and the Rest of the World (+20.8%) and to a lesser extent by Northern Europe (+9.6%). Particularly strong performances were made in the UK, France, Italy and Brazil. Reported net sales in Clinical Nutrition increased by 12.1% to € 675 mln in 2005. This growth was driven by 12.3% organic growth and (0.2)% due to change in scope and currency translations.

EBITA increased organically by 11.4% to € 185 mln in the fourth quarter, notwithstanding higher marketing/sales and R&D spend and incremental costs related to the introduction of the plastic bottle. The EBITA margin decreased 30 bps to 27.4%.

The net sales and EBITA margin of Clinical Nutrition in the fourth quarter of 2005 performed in line with the preceding three quarters. Reported net sales in Clinical Nutrition grew by 12.6% to € 180 mln in the fourth quarter of 2005, driven by 11.5% organic growth, 2.3% due to currency translations and (1.2)% due to change in scope. EBITA increased organically by 14.1%, resulting in an improvement of the EBITA margin of 70 bps to 27.7% in the fourth quarter compared to the same period last year.

OTHER FINANCIAL INFORMATION

Tax

The effective tax charge and cash tax rate in 2005 were 30% and 25%, respectively. The Dutch government has reduced the Dutch corporate income tax rate from 31.5% to 29.6% as per 1 January 2006 and to 29.1% as per 1 January 2007. As a consequence, the deferred tax asset – which mainly resulted from the liquidation of Numico's former US subsidiaries – was lowered by € (10) mln (non-cash) in the fourth quarter of 2005.

Trade Working Capital

Numico's continuous effort to lower the level of trade working capital as a percentage of sales has resulted in an improvement of 210 bps to 10.6% compared to a year ago. The reduction was driven by a decrease in receivables and inventory of 50 and 40 bps, respectively, and an increase in payables of 120 bps. Numico is confident that there remains scope for further improvement of working capital.

[6] *Comparable basis is at constant scope of consolidation and constant exchange rates.*

Cash Flow

Cash generated from operations increased 27.1% to € 379 mln in 2005. Free cash flow amounted to € 194 mln, excluding the net cash payment related to the Mellin transaction (€ 198 mln) and increase in the shareholding of Sari Husada (€ 95 mln) from 81.4% to 98.6% in the second half of 2005.

Capital expenditure amounted to € 100 mln, or 5% of total reported net sales in 2005, in line with expectations. Numico expects capital expenditure to increase to 6 – 7% as a percentage of total sales in 2006. This will be driven by i) continued investments to drive innovations, ii) ongoing initiatives to further improve the quality and safety levels and iii) € 30 mln of investments in Dumex that are mainly related to the plant in Shanghai.

Net Debt

Net debt amounted to € 515 mln on 31 December 2005, compared to € 939 mln a year ago. This low level of debt was mainly due to the equity offering (€ 541 mln) that took place in the fourth quarter of 2005 to help finance the Dumex acquisition which was completed on 2 January 2006.

Shareholders' Equity

Shareholders' equity improved from € (302) mln at 31 December 2004 to € 680 mln at 31 December 2005. The significant improvement was driven by retained earnings of € 198 mln and two share capital increases related to the acquisitions of Mellin (€ 216 mln) and Dumex (€ 541 mln).

UPDATE ON EPHEDRA

The number of ephedra claims filed per month continues to reflect a downward trend. Only 1 new case was filed in the fourth quarter of 2005, while 14 cases were dismissed or settled. In addition, a tentative settlement has been reached in principle which, if approved by the Bankruptcy Court, will result in the dismissal of an additional 64 ephedra cases in which GNC is named as a defendant. The agreement is part of a proposed global settlement against approx. 60 defendants, including GNC and other retailers, relating to the sale of ephedra-containing products manufactured by Nutraquest, Inc.

Including this tentative settlement – which is expected to be completed in Q2 06 – 74% of all cases will have been resolved, bringing the total amount of active cases down to 97.

Numico's contribution to the tentative settlement and all other legal and administrative costs related to the ephedra litigation risk are covered by its product liability insurance which is occurrence-based

---

A live audio & video web cast of the analyst presentation in London will be available on our website (www.numico.com) as of 16:30 hrs CET today. Additionally, an interview with Jan Bennink (CEO) and Jean-Marc Huët (CFO), containing the key messages, in video and text will be available on www.numico.com and on www.cantos.com, today at 08:00 hrs CET.

Appendix 1

Consolidated Profit & Loss Account *(actual rates)*

Fourth Quarter			*(in € mln)*	Full Year		
2005	2004	% change		2005	2004	% change
537	453	18.5	Net sales	1,981	1,715	15.5
2	2	-	Net sales to associates and JVs	7	7	-
539	**455**	**18.5**	**Net sales**	**1,988**	**1,722**	**15.5**
(176)	(138)	27.5	Cost of raw materials etc.	(619)	(489)	26.6
363	**317**	**14.5**	**Operating margin**	**1,369**	**1,233**	**11.0**
7	6	16.7	Other operating proceeds	23	23	-
370	**323**	**14.6**	**Gross profit**	**1,392**	**1,256**	**10.8**
(110)	(102)	7.7	Personnel costs	(429)	(396)	8.5
(60)	(46)	29.6	Advertising and Promotion	(209)	(173)	20.5
(93)	(84)	10.7	Other costs	(355)	(324)	9.6
(7)	(17)	(58.1)	Exceptional items	(11)	(26)	(57.0)
(4)	(5)	(13.0)	Depreciation and impairment fixed assets	(25)	(31)	(18.3)
(3)	-	-	Acquisition and integration costs	(18)	-	-
7	1	-	Result divestments	25	2	-
(5)	(1)	-	Amortisation and impairment fixed assets	(10)	(4)	-
95	**69**	**37.1**	**Operating result**	**360**	**304**	**18.4**
1	2	-	Share in result JVs and associates	3	4	-
(16)	(20)	(20.0)	Financial income and expenses	(61)	(92)	(33.7)
80	**51**	**50.0**	**Result before taxation**	**302**	**216**	**39.8**
(34)	(50)	(32.0)	Income tax expense	(101)	(98)	3.1
46	**1**	-	**Net result**	**201**	**118**	**70.4**
			Attributable to:			
46	**0**	-	**Equity holders**	**198**	**113**	**75.5**
0	1	-	Minority interests	3	5	(40.0)
0.25	**0.00**	-	**Earnings per share**	**1.15**	**0.68**	**69.7**
0.24	**0.00**	-	**Fully diluted earnings per share**	**1.11**	**0.67**	**64.7**

Number of ordinary shares of € 0.25 outstanding

Fourth Quarter		*(in mln)*	Full Year	
2005	2004		2005	2004
190.09	166.33	At period-end	190.09	166.33
181.33	166.33	Period average	171.97	166.30
201.55	166.33	Fully diluted	191.88	168.48

Appendix 2

Segment information by activity – Full Year 2005 *(excluding exceptionals)*

NET SALES *(in € mln)*	Full Year		% change	
	2005	**2004**	**const. curr.**	**actual**
Baby Food (constant consolidation)	1,221	1,096	11.7	11.4
(De)consolidation	93	19	-	-
Baby Food Total	**1,314**	**1,115**	**18.1**	**17.8**
Clinical Nutrition (constant consolidation)	673	598	12.3	12.5
(De)consolidation	2	4	-	-
Clinical Nutrition Total	**675**	**602**	**12.2**	**12.1**
Discontinued business	-	5	-	-
Net Sales (constant consolidation)	1,894	1,694	11.9	11.8
(De)consolidation	94	28	-	-
Total Net Sales	**1,988**	**1,722**	**15.7**	**15.5**

EBITA *(in € mln)*	Full Year		% change	
	2005	**2004**	**const. curr.**	**actual**
Baby Food (constant consolidation)	221	206	9.0	7.1
(De)consolidation	14	1	-	-
Baby Food Total	**234**	**207**	**15.0**	**13.0**
Clinical Nutrition (constant consolidation)	185	167	11.4	10.6
(De)consolidation	-	-	-	-
Clinical Nutrition Total	**185**	**167**	**11.3**	**10.5**
Non-allocated costs	(45)	(40)	-	-
Discontinued business	-	(2)	-	-
EBITA (constant consolidation)	360	333	9.7	8.2
(De)consolidation	14	(1)	-	-
Total EBITA	**374**	**333**	**13.9**	**12.4**

EBITA as a % of net sales *(in € mln)*	Full Year		Change in bps	
	2005	**2004**	**const. curr.**	**actual**
Baby Food (constant consolidation)	18.1	18.8	(30)	(70)
Baby Food Total	**17.8**	**18.6**	**(50)**	**(80)**
Clinical Nutrition (constant consolidation)	27.4	27.9	(30)	(50)
Clinical Nutrition Total	**27.4**	**27.7**	**(20)**	**(30)**
Total EBITA as % of net sales (constant consolidation)	19.0	19.7	(40)	(70)
Total EBITA as a % of net sales	**18.8**	**19.3**	**(20)**	**(50)**

Appendix 3

Segment information by activity - Fourth quarter 2005 *(excluding exceptionals)*

NET SALES *(in € mln)*	Fourth Quarter		% change	
	2005	2004	const. curr.	actual
Baby Food (constant consolidation)	322	291	8.0	10.8
(De)consolidation	37	4	-	-
Baby Food Total	**359**	**295**	**20.5**	**21.7**
Clinical Nutrition (constant consolidation)	179	158	11.5	13.4
(De)consolidation	1	2	-	-
Clinical Nutrition Total	**180**	**160**	**10.3**	**12.6**
Discontinued business	-	-	-	-
Net Sales (constant consolidation)	501	448	9.3	11.7
(De)consolidation	38	7	-	-
Total Net Sales	**539**	**455**	**16.8**	**18.5**

EBITA *(in € mln)*	Fourth Quarter		% change	
	2005	2004	const. curr.	actual
Baby Food (constant consolidation)	61	52	13.1	16.3
(De)consolidation	3	3	-	-
Baby Food Total	**64**	**55**	**16.1**	**17.0**
Clinical Nutrition (constant consolidation)	50	43	14.1	15.4
(De)consolidation	-	-	-	-
Clinical Nutrition Total	**50**	**43**	**14.2**	**15.4**
Non-allocated costs	(11)	(10)	-	-
Discontinued business	-	(2)	-	-
EBITA (constant consolidation)	100	85	13.6	16.2
(De)consolidation	3	1	-	-
Total EBITA	**103**	**86**	**17.6**	**19.0**

EBITA as a % of net sales *(in € mln)*	Fourth Quarter		Change in bps	
	2005	2004	const. curr.	actual
Baby Food (constant consolidation)	18.9	18.0	110	90
Baby Food Total	**17.8**	**18.5**	**(50)**	**(70)**
Clinical Nutrition (constant consolidation)	27.7	27.2	70	50
Clinical Nutrition Total	**27.6**	**26.9**	**100**	**70**
Total EBITA as % of net sales (constant consolidation)	19.9	19.1	100	80
Total EBITA as a % of net sales	**19.0**	**19.0**	**20**	**-**

Appendix 4

Consolidated Cash Flow Statement

(in € mln)	2005		2004	
Operating result	**360**		**304**	
Adjustments to operational cash flow				
Depreciation and impairment tangible fixed assets		32		41
Amortisation and impairment intangible fixed assets		10		5
Stock option charges		11		5
Movement in provisions		(11)		(5)
Net change in trade working capital		18		(14)
Net change in non-trade working capital		(41)		(37)
Other		-		(1)
	19		(6)	
Cash generated from operations	**379**		**298**	
Interest received		14		20
Interest paid		(75)		(65)
Income tax paid		(56)		(39)
	(117)		(84)	
Net cash flow from operational activities	**262**		**214**	
Investments				
Proceeds of sale of tangible fixed assets		17		2
Capital expenditure		(100)		(67)
Acquisition Mellin / Valio		(198)		(57)
Proceeds of divestments		16		14
Investment in subsidiaries		(95)		-
Dividends received		-		1
Issued and repaid long term loans		(1)		7
Net cash flow from investment activities	**(361)**		**(100)**	
Free cash flow	**(99)**		**114**	
Financing				
Use of credit facility		860		230
Issued shares Dumex		541		-
Issuance senior notes		508		-
Proceeds other issued shares		9		-
Repurchase of shares by group companies		(6)		-
Commercial paper		31		-
Issuance convertibles		2		1
Repurchase of convertible bonds		(627)		(503)
Dividends paid to minority shareholders		(5)		(4)
Minority interest		-		2
Net cash flow from financing activities	**1,313**		**(274)**	
Exchange rate differences	(8)		(23)	
Change of net cash position	**1,206**		**(183)**	
Net cash position 1 January	**220**		**403**	
Net cash position 31 December	**1,426**		**220**	

Appendix 5

Consolidated Balance Sheet

(in € mln)	31 Dec 2005		31 Dec 2004	
Intangible fixed assets		767		123
Tangible fixed assets		336		314
Financial fixed assets		26		28
Deferred tax assets		362		374
Derivative financial instruments		9		-
Non-current assets	**1,500**		**839**	
Stock		194		173
Trade debtors		285		215
Other receivables		78		67
Cash and cash equivalents*		1,457		220
Non-current assets classified as held for sale		22		-
Current assets	**2,036**		**675**	
Total assets	**3,536**		**1,514**	
Shareholders' equity	**680**		**(302)**	
Minority interest	2		17	
Long-term loans		1,913		1,140
Pension and post-employment provisions		110		97
Other provisions		7		13
Derivative financial instruments		13		18
Deferred tax liabilities		181		58
Other financial liabilities		50		39
Non-current liabilities	**2,274**		**1,365**	
Trade creditors		254		172
Other creditors		168		181
Derivative financial instruments		1		-
Current tax liabilities		73		46
Short term loans		62		1
Short term provisions		22		34
Current liabilities	**580**		**434**	
Total equity and liabilities	**3,536**		**1,514**	

* *Cash and cash equivalents minus € 31 mln of bank overdrafts in "short term loans" equals "net cash position" in cash flow statement and overview of net debt*

Appendix 6

Net Debt

(in € mln)	31 Dec 2005	30 Sep 2005	31 Dec 2004
Convertible bonds 2000	-	-	627
Convertible bonds 2003	345	345	345
Other convertibles	7	7	5
Convertible loans	**352**	**352**	**977**
Credit facility	1,090	535	230
Senior notes	518	341	-
Commercial paper	31	93	-
Other loans	-	2	3
Net cash position	(1,426)	(163)	(220)
Sub total net debt	**565**	**1,160**	**990**
IAS 32 – Convertibles	(54)	(56)	(69)
IAS 39 – Interest rate swap	13	19	18
Cross currency swap – senior notes	(9)	(1)	-
Total net debt - IFRS	**515**	**1,122**	**939**

Financial Income and Expenses

(in € mln)	2005				2004
	Q4	Q3	Q2	Q1	Q4
Interest expenses	(17)	(18)	(17)	(17)	(18)
Interest income	5	4	6	7	3
Net interest expenses	**(12)**	**(14)**	**(11)**	**(10)**	**(15)**
Other	1	-	-	(1)	(1)
Sub-total financial income and expenses	**(11)**	**(14)**	**(11)**	**(11)**	**(16)**
IFRS adjustments					
IAS 32 - Convertibles	(3)	(2)	(6)	(6)	(6)
IAS 39 - Derivatives	-	(1)	-	(2)	1
IAS 21 - Forex	(1)	3	4	2	(1)
Other	(1)	-	(1)	-	2
	(5)	**-**	**(3)**	**(6)**	**(4)**
Total financial income and expenses	**(16)**	**(14)**	**(14)**	**(17)**	**(20)**

Appendix 7

Shareholders' Equity

(in € mln)	**2005**
Shareholders' equity at 1 January	**(302)**
Net result for the period	198
Exchange rate differences	19
Direct equity movements IFRS	3
Issued shares related to Mellin acquisition	216
Issued shares related to Dumex acquisition	541
Other movements	5
Shareholders' equity at 31 December	**680**

GENERAL INFORMATION

All figures presented are unaudited The balance sheet, income statement and the cash flow statement are based on the IFRS standards currently endorsed by the EU.

Numico's first Annual Report prepared in accordance with IFRS will be the 2005 Annual Report. Please refer to Numico's 2004 Annual Report and the supplementary information on the transition to IFRS, the appendices of Numico's press release regarding the Full Year 2004 Results, issued on 3 March 2005, as well as Numico's presentation related to the Quarterly Financial Information on the Impact of IFRS in 2004, issued on 23 March 2005. Certain comparatives (mainly deferred taxation) have been reclassified to enable better comparison.

As part of IFRS, the company has recognised liabilities mainly related to an option on shares in one of its subsidiaries. This option is embedded in the contract between the company and the relevant partner. Historically, the minority interest of this partner was reflected in Minority Interest on the Balance Sheet. Through recognition of the liability – related to the embedded option – Numico can account for this holding as if it has full ownership. As a result, the related minority interest is no longer presented. The related changes to the balance sheet[7] and the income statement ("Financial income and expenses" (2005: € (2) mln) and "Minority interests" (2005: € (5) mln) have retroactively been accounted for as of 1 January 2004.

WARNING ABOUT FORWARD-LOOKING STATEMENTS

Some statements in this document are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors that are outside of our control and impossible to predict and may cause actual results to differ materially from any future results expressed or implied.

These forward-looking statements are based on current expectations, estimates, forecasts and projections and our beliefs and assumptions about future events. Forward-looking statements include, without limitation, statements concerning Numico's results or financial position and the other factors discussed in the company's annual report. An overview of the most important financial factors that may affect Numico's results are provided in the company's most recent Annual Report.

Given these uncertainties, no assurance can be given as to Numico's future results or financial position. You are cautioned not to put undue reliance on these forward-looking statements, which only speak as of the date of this document and are neither predictions nor guarantees of future events or circumstances. Numico does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

---

[7] *Changes are made to "Intangible assets" (2005: €37 mln), "Financial assets" (2005: €3 mln), "Shareholders' equity" (2005: €9 mln), "Minority interests" (2005: €(19) mln) and "Other financial assets" (2005: €50 mln)*

NUMICO

Press Release
First Quarter Results 2006

Strong Start to the Year – Outlook Raised

2 May 2006

Financial Highlights First Quarter 2006 *(on a comparable basis)*[1]

- Total sales up 13.6%; EBITA margin at 19.2%
- Nutricia Baby sales up 11.5%; EBITA margin at 19.3%
- Dumex sales up 28.3%; EBITA margin at 19.4%
- Nutricia Clinical sales up 11.2%; EBITA margin at 26.0%
- Normalised[2] profit up 43.5% and normalised basic EPS up 25.5% (at reported rates)

CEO Statement

"2006 is off to a strong start, with record-high organic sales growth of 13.6% and EBITA margin reaching a high of 19.2%.

All three divisions delivered double-digit organic sales growth, driven primarily by volume increases. We are particularly encouraged by the very strong performance of Dumex, which became part of the Numico group in early 2006. Dumex achieved sales growth of 28.3%, with margins at 19.4%. The integration is nearly complete, having been executed quicker than anticipated.

Nutricia Baby Food delivered nearly 12% sales growth at healthy margins of above 19%. The Baby division sourced this growth from strong performance in all regions. Contributing to this, Mellin advanced well, with volume growth of 14% and value growth of 9%. The integration of Mellin will be completed upon the insourcing of Mellin's IMF production, which takes place in the second quarter of 2006, with confirmation of anticipated cost savings.

Nutricia Clinical continued its solid performance with a sales growth of 11.2% and margins at 26%. A somewhat lower sales growth in Germany was compensated for by stronger growth in the ROW.

Based on this strong start to the year, we feel confident to raise our sales growth target to between 12% - 13%, and to raise the EBITA margin target by 25 bps to 18.75% for 2006."

(€ mln)	First Quarter		% change	
	2006	2005[3]	comp.[1]	actual
Sales	633	565	13.6	42.6
EBITA	118	107	9.2	45.7
Normalised profit	63	44	-	43.5
Normalised EPS[2] *(€)*	0.33	0.26	-	25.5
Profit for the period	47	45	-	6.3
Basic EPS *(€)*	0.25	0.26	-	(4.2)
Diluted EPS *(€)*	0.24	0.25	-	(3.2)

[1] *'Comparable basis' is at constant scope of consolidation and constant exchange rates and excluding exceptionals (refer to appendix 5 and 9)*
[2] *'Normalised' excludes discontinued businesses, acquisition and integration costs and result divestment after tax (refer to appendix 6)*
[3] *For reconciliation of pro forma Q1 05 sales and EBITA, please refer to appendix 5*

OUTLOOK 2006

Based on the strong start to the year and the expected performance for the remainder of 2006, Numico raises its total sales growth target to 12% - 13% (previously 11% - 13%) and expects the EBITA margin to improve by 25 bps to 18.75% for the year. These targets are all based on constant scope of consolidation, constant exchange rates, excluding exceptionals and barring unforeseen circumstances.

FINANCIAL REVIEW *(on a comparable basis[4])*

First Quarter 2006

(in %)	Baby	Dumex	Clinical	Total
Comparable sales growth	**11.5**	**28.3**	**11.2**	**13.6**
Acquisitions / divestitures	11.2	-	(1.6)	25.0
Currency translation effect	3.1	12.9	2.2	3.9
Reported sales growth	**25.8**	**-**	**11.8**	**42.6**

Reported sales increased 42.6% to € 633 mln in the first quarter of 2006. This growth consisted of 13.6% organic growth, 25.0% growth through acquisitions and 3.9% growth as a result of currency translation effects. Organic sales growth was driven by 11.3% in volume and 2.3% due to price/mix. This is a record performance for Numico, driven by organic sales growth of 11.5% for Nutricia Baby, 28.3% for Dumex and 11.2% for Nutricia Clinical.

(€ mln)	Sales			EBITA	EBITA margin
	Q1 06	Q1 05[4]	change[5]	Q1 06	Q1 06
Baby Food	363	325	11.5%	70	19.3%
Dumex	95	74	28.3%	18	19.4%
Clinical Nutrition	173	156	11.2%	45	26.0%
Non-allocated				(13)	-
Numico continued	**630**	**555**	**13.6%**	**121**	**19.2%**

The gross margin in Nutricia Baby and Nutricia Clinical improved in the first quarter 2006 compared to the first and the last quarter of 2005. It is to be noted that Numico's overall gross margin in the first quarter of 2005 does not include the activities of Mellin and Dumex.

Numico's overall EBITA margin was 19.2% or 70 bps below the level of the first quarter of 2005 which can be explained by an increase in A&P and R&D spend of 27% and 23% respectively.

Normalised net profit and normalised earnings per share amounted to € 63 mln and € 0.33, respectively, up 43.5% and 25.5%.

REVIEW BY ACTIVITY *(on a comparable basis[4])*

Baby Food

Nutricia Baby sales increased 11.5% to € 363 mln in the first quarter of 2006. This performance was driven by improved sales growth across all regions. Western Europe grew by 3%, supported by strong performances in the UK, Italy and France.

[4] *For reconciliation of pro forma Q1 05 numbers, please refer to appendix 5*
[5] *Based on constant scope of consolidation and constant exchange rates and excludes exceptionals (pls refer to appendix 5 and 9)*

Western Europe was adversely impacted by Germany as it repositions to improve its performance. Eastern Europe and the Rest of the World grew by 18% and 30%, respectively, with particularly strong growth in Turkey, Indonesia and the Middle East.

Mellin's improved sales performance in the second half of 2005 continued in the first quarter of 2006. Sales were up 14.0% in volume and 9.1% in value terms, thereby continuing to gain market share in the first quarter of 2006. The integration of Mellin is now completed with the insourcing of Mellin's IMF production taking place in the second quarter of 2006. Numico reconfirms gross annualised cost savings of € 15 mln which will be used to reinvest into the business and increase the EBITA margin.

The EBITA margin was 19.3% or 60 bps lower than in the first quarter of 2005, despite an increase in A&P and R&D spend of 18% and 22%, respectively.

Dumex

Sales in Dumex grew by 28.3% to € 95 mln in the first quarter of 2006, with particularly strong growth coming from China and Vietnam. This strong start to the year was supported by Dumex' strategic focus on the premium product segment.

The EBITA margin was 19.4% which was substantially higher than the average pro forma EBITA margin of 14% in 2005. A&P spend increased 71%, representing an increase of 370 bps to 14.9% of sales compared to the first quarter of 2005. Due to the anticipated marketing initiatives in the remainder of the year the average level of A&P spend as a percentage of sales in 2006 will be higher than the level in the first quarter of 2006.

The integration of Dumex is nearly complete. The integration and optimisation of the continued operations have been finalised and the Hangzhou cereals plant in China has been sold. The operations in the Philippines and the Cow & Gate operation in China are being closed and a decision on India will be announced before the end of the second quarter 2006. The various efficiency initiatives are well on track to generate the anticipated annualised cost savings of € 5 mln. Acquisition and integration costs for Dumex will amount to € 35 mln, of which € 17 mln has been taken in the first quarter of 2006. Most of the remaining costs will occur in the second quarter of 2006.

Clinical Nutrition

Sales in Clinical Nutrition grew by 11.2% to € 173 mln in the first quarter of 2006. Growth was driven by Southern Europe (+13.1%) and the Rest of the World (+21%) and to a lesser extent by Northern Europe (+7%) the latter being impacted by the short term effects of the changes in reimbursement in Germany. The Nordic countries, France and Brazil delivered particular strong performances. All product categories contributed to this performance with particularly strong growth in GI Allergy.

The EBITA margin was 26.0% despite an increase in R&D and A&P spend of 26% and 21%, respectively, which explains the decrease of 70 bps compared to the first quarter of 2005.

OTHER FINANCIAL INFORMATION

Trade Working Capital

Total trade working capital as a percentage of sales improved 210 bps to 12.5% compared to the first quarter of 2005. Numico's continuous effort to lower the level of trade working capital as a percentage of sales has resulted in an improvement of 190 bps to 12.1% for Nutricia Baby and Clinical compared to a year ago. Dumex improved its trade working capital by 430 bps to 15.0% compared to a year ago.

Cash Flow

Cash flow from operating activities increased by € 46 mln to € 79 mln in the first quarter of 2006, driven by the strong increase in operating profit and supported by the continuous effort to reduce working capital. Free cash flow amounted to € 49 mln, excluding the net cash payment related to the EAC Nutrition transaction of € 1,190 mln.

Capital expenditure amounted to € 31 mln, or 5% of sales in the first quarter of 2006, which is below Numico's full year expectation of between 6 – 7%. This can mainly be attributed to the phasing of certain projects that will only commence during the remainder of the year. Investments related to innovations, quality and food safety and the Dumex plant in Shanghai are the most important components of the capital expenditure in addition to ongoing maintenance and IT investments.

Net Debt and Finance Costs

Net debt increased by € 1,140 mln to € 1,655 mln in the first quarter of 2006. The increase is due to the acquisition of EAC Nutrition (€ 1,190 mln) which was completed on 2 January 2006. In the first quarter, € 145 mln of the bank loan facility was redeemed and the commercial paper programme was increased by € 69 mln.

Net finance costs amounted to € 28 mln in the first quarter of 2006 compared to € 16 mln in the fourth quarter of 2005, driven by an increase in the net debt position as well as by negative foreign exchange impacts on foreign currency denominated deposits of € 4 mln. More information can be found in appendix 8.

Shareholders' Equity

Shareholders' equity improved by € 59 mln to € 739 mln in the first quarter of 2006. The improvement was mainly driven by retained earnings of € 47 mln and direct equity movements. An overview of the movements in shareholders' equity can be found in appendix 4.

A live audio web cast of the analyst conference call and the related presentation slides will be available on our website (www.numico.com) as of 10:30 hrs CET.

Appendix 1

Consolidated income statement *(at actual rates)*

(€ mln)	First Quarter		
	2006	2005	% change
Sales	**633**	**444**	**42.6**
Other revenues	3	4	(39.3)
Total revenues	**636**	**448**	**41.8**
Cost of raw materials and consumables	(207)	(130)	58.9
Personnel costs	(140)	(102)	37.1
Advertising and promotion costs	(70)	(42)	67.8
General and administrative costs	(108)	(86)	25.1
Depreciation	(11)	(7)	48.8
Amortisation and impairment	(4)	(1)	-
Other income	1	1	-
Operating profit	**97**	**81**	**19.8**
Net finance costs	(28)	(16)	70.1
Share in profit of joint venture	1	1	-
Profit before tax	**70**	**66**	**6.8**
Income tax expense	(21)	(20)	7.6
Profit from continued operations	**49**	**46**	**6.4**
Net loss from discontinued operations	(1)	-	-
Profit for the period	**48**	**46**	**4.5**
Attributable to:			
Equity holders	**47**	**45**	**6.3**
Minority interest	0	1	
Basic earnings per share (€)	**0.25**	**0.26**	**(4.2)**
Diluted earnings per share (€)	**0.24**	**0.25**	**(3.2)**

Appendix 2

Consolidated balance sheet

(€ mln)	31 March 2006		31 Dec. 2005	
Intangible assets		2,164		767
Property, plant and equipment (PPE)		388		336
Financial assets		26		26
Deferred income tax assets		360		362
Derivative financial instruments		-		9
Non-current assets	**2,938**		**1,500**	
Inventories		248		194
Trade receivables		327		285
Other receivables		96		78
Cash and cash equivalents		234		1,457
Current assets	**905**		**2,014**	
Non-current assets classified as held for sale		43		22
Total assets	**3,886**		**3,536**	
Capital and reserves attributable to equity holders	739			680
Minority interest	4			2
Total equity	**743**		**682**	
Borrowings		1,762		1,913
Employee benefits		110		110
Provisions		5		7
Deferred income tax liabilities		449		181
Derivative financial instruments		9		13
Other financial liabilities		55		50
Non-current liabilities	**2,390**		**2,274**	
Trade payables		264		254
Other payables		248		168
Current income tax liabilities		85		73
Borrowings		127		62
Provisions		29		22
Derivative financial instruments		-		1
Current liabilities	**753**		**580**	
Total equity and liabilities	**3,886**		**3,536**	

Appendix 3

Consolidated cash flow statement

(€ mln)	First Quarter			
	2006		2005	
Operating profit	**97**		**81**	
Adjustments:				
Depreciation		11		7
Amortisation and impairment		4		1
Movement in provisions		5		(2)
Net change in trade working capital		(29)		(17)
Net change in non-trade working capital		1		(16)
Other		5		1
	(3)		(26)	
Cash generated from operations	**94**		**55**	
Interest received		4		4
Interest paid		(14)		(5)
Income tax paid		(5)		(21)
	(15)		(22)	
Cash flow from operating activities	**79**		**33**	
Investing activities				
Proceeds of sale of PP&E		1		3
Capital expenditures		(31)		(19)
Acquisition EAC Nutrition		(1,190)		-
Proceeds of divestments		-		1
Loan repayments received from third parties		-		4
Cash flow from investing activities	**(1,220)**		**(11)**	
Financing activities				
Redemption of credit facility		(145)	(55)	
Issued commercial paper		69	-	
Repurchase of shares by subsidiaries		-	(6)	
Issued shares		3	-	
Cash flow from financing activities	**(73)**		**(61)**	
Exchange rate differences	5		0	
Change in cash (equivalents) and bank overdrafts	**(1,209)**		**(39)**	
Cash (equivalents) and bank overdrafts 1 January	**1,426**		**220**	
Bank overdrafts 1 January	(31)			
Cash (equivalents) and bank overdrafts 31 March	**217**		**181**	
Bank overdrafts 31 March	(17)			
Free cash flow	**49***		**22**	

** Cash flow from operating activities minus cash flow from investing activities (excluding net cash payment of € 1,190 mln related to acquisition EAC Nutrition)*

Appendix 4

Consolidated statement of recognised income and expense

(€ mln)	2006	2005
Cash flow hedges fair value gains (losses) net of tax	7	(1)
Exchange rate differences	(4)	3
Net income recognised directly in equity	**3**	**2**
Profit for the period	48	46
Total recognised income for the period	**51**	**48**
Attributable to:		
Equity holders	**50**	**47**
Minority interest	0	1

Movements in shareholders' equity

(€ mln)	
Shareholders' equity at 31 December 2005	**680**
Profit for the period	47
Profit recognised directly in equity	3
Direct equity movements IFRS	5
Other movements	4
Shareholders' equity at 31 March 2006	**739**

Number of ordinary shares outstanding

(mln)	First quarter	
	2006	**2005**
At period-end	190.23	166.39
Period average	190.13	166.34
Diluted	210.55	184.93

Appendix 5

Reconciliation of pro forma sales and EBITA for Q1 05

The tables below provide a reconciliation of the pro forma sales and EBITA performance per activity in Q1 05 used – as a 'comparable basis' – to assess the growth performance excluding consolidation and currency translation effects in Q1 06. The reconciliation adjusts the Q1 05 performance for currency effects and includes the pro forma performance of Mellin in Baby Food and the pro forma performance of continued businesses of EAC Nutrition in Dumex.

Reconciliation of sales in Q1 05 to a 'comparable basis'

(€ mln)	Baby	Dumex	Clinical	Total
Sales reported in Q1 05	**289**	**-**	**155**	**444**
Pro forma sales acquisitions (Mellin, Dumex)	32	67	-	98
Businesses to be divested	(4)	0	(2)	(6)
Currency translation effect	9	7	3	19
Sales Q1 05 on a comparable basis	**325**	**74**	**156**	**555**
Businesses to be divested				10
Total sales				**565**

Reconciliation of EBITA in Q1 05 to a 'comparable basis'

(€ mln)	Baby	Dumex	Clinical	Non-alloc	Total
EBITA reported in Q1 05	**53**	**-**	**41**	**(13)**	**81**
Pro forma sales acquisitions (Mellin, Dumex)	8	15	-	-	23
Businesses to be divested	3	-	-	-	3
Currency translation effect	2	2	0	-	4
EBITA Q1 05 on a comparable basis	**65**	**17**	**42**	**(13)**	**111**
Businesses to be divested					**(4)**
Total EBITA					**107**

Appendix 6

Reconciliation of EBITA and operating profit

(in € mln)	Q1 06	Q1 05
EBITA on a comparable basis	**121**	**111**
Pro forma contribution of acquisitions Mellin and Dumex in Q1 05	-	(23)
EBITA of businesses to be divested	(3)	(3)
Currency translation effect	-	(4)
EBITA as reported	**118**	**81**
Exceptionals	1	-
Result divestments	-	1
Acquisition and integration costs	(17)	-
Amortisation and impairment	(4)	(1)
Operating profit as reported	**97**	**81**

Reconciliation of net profit and normalised net profit

(in € mln)	Q1 06	Q1 05
Profit attributable to equity holders	**47**	**45**
Net loss from discontinued operations	1	-
Result divestments (net of tax)	-	(1)
Acquisition and integration costs (net of tax)	15	-
Exceptionals (net of tax)	(1)	-
Normalised net profit attributable to equity holders	**63**	**44**

Appendix 7

Information by activity – First quarter 2006

The sales and EBITA (margin) numbers for Q1 05 are on a pro forma basis. Please refer to appendix 5 for a detailed reconciliation.

SALES *(in € mln)*	First quarter		% change	
	2006	2005	comparable	actual
Baby Food	363	325	11.5	14.5
Dumex	95	74	28.3	41.3
Clinical Nutrition	173	156	11.2	13.4
Sales continued business	**630**	**555**	**13.6**	**17.5**
Businesses to be divested	3	10	-	-
Total Sales	633	565	12.0	16.0

EBITA *(in € mln)*	First quarter		% change	
	2006	2005	comparable	actual
Baby Food	70	65	8.3	11.3
Dumex	18	17	6.9	19.4
Clinical Nutrition	45	42	8.4	9.5
Non-allocated	(13)	(13)		
EBITA continued business	**121**	**111**	**9.2**	**13.3**
Businesses to be divested	(3)	(4)	-	-
Total EBITA	118	107	10.2	14.1

EBITA margin *(in € mln)*	First quarter		change in bps	
	2006	2005	comparable	Actual
Baby Food	19.3	19.9	(60)	(60)
Dumex	19.4	23.3	(390)	(360)
Clinical Nutrition	26.0	26.7	(70)	(90)
EBITA margin continued business	**19.2**	**19.9**	**(70)**	**(70)**
Total EBITA as a % of sales	18.6	18.9	(30)	(30)

Appendix 8

Net Debt

(in € mln)	31 March 2006	31 Dec. 2005
Convertible debenture loan 2003	345	345
Other convertibles	7	7
Convertible loans	**352**	**352**
Bank loan	945	1,090
Senior notes	510	525
Other loans	110	31
Cash and cash equivalents	(217)	(1,426)
Sub total net debt	**1,700**	**572**
Financial instruments and cross currency swaps	(45)	(57)
Total net debt	**1,655**	**515**

Net Finance Costs

(in € mln)	2006	2005			
	Q1	Q4	Q3	Q2	Q1
Interest expenses	(27)	(17)	(18)	(17)	(17)
Interest income	7	5	4	6	7
Net interest expenses	**(20)**	**(12)**	**(14)**	**(11)**	**(10)**
Other	0	1	-	-	(1)
Sub-total financial income and expenses	**(20)**	**(11)**	**(14)**	**(11)**	**(11)**
Financial instruments and currency translation effects	(7)	(5)	-	(3)	(6)
Total net finance costs	**(28)**	**(16)**	**(14)**	**(14)**	**(17)**

Appendix 9

GENERAL INFORMATION

This interim financial report has been prepared in accordance with International Financial Reporting Standards ('IFRS') as adopted by the European Commission. All accounting policies have been consistently applied to the 2005 comparatives. The company adopted IFRIC 4 and applied IAS 34 as of 1 January 2006.

It is to be noted that all numbers in this report are unaudited and that performance comparisons versus the same period in the preceding year in 'Financial Review' and 'Review by Activity' are made on a 'comparable basis' to facilitate like-for-like comparability. The 'comparable basis' is based on i) constant exchange rates, ii) constant scope of consolidation and iii) excluding exceptionals. Constant consolidation implies that businesses that will be divested are excluded and that Q1 05 numbers incorporate the pro forma performance of Mellin (consolidated as of 23 June 2005) and Dumex (consolidated as of 2 January 2006). An overview of the adjustments is provided for in appendix 5. It is to be noted that totals might deviate from the sum of the individual inputs due to rounding.

Numico acquired 100% of the shares of EAC Nutrition for a net amount of € 1,190 mln in cash on 2 January 2006. The company intends to focus the activities of EAC Nutrition on profitable growth in these core markets and has therefore closed down the Dumex activities in the Philippines and sold the Hangzhou Future cereals plant in China. A decision on the underperforming operations in India will be taken before the end of the second quarter of 2006. Numico is in the process of finalising the Purchase Price Allocation (PPA) for Dumex. A provisional PPA has been incorporated in the consolidated balance sheet at 31 March 2006. The final PPA will have an impact on the allocation of goodwill and brands as well as on the deferred tax liability related to the brand. The PPA is expected to be finalised before the end of the second quarter 2006.

WARNING ABOUT FORWARD-LOOKING STATEMENTS

Some statements in this document are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors that are outside of our control and impossible to predict and may cause actual results to differ materially from any future results expressed or implied.

These forward-looking statements are based on current expectations, estimates, forecasts and projections and our beliefs and assumptions about future events. Forward-looking statements include, without limitation, statements concerning Numico's results or financial position and the other factors discussed in the company's annual report. An overview of the most important financial factors that may affect Numico's results are provided in the company's most recent Annual Report.

Given these uncertainties, no assurance can be given as to Numico's future results or financial position. You are cautioned not to put undue reliance on these forward-looking statements, which only speak as of the date of this document and are neither predictions nor guarantees of future events or circumstances. Numico does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

NUMICO

Press Release
Second Quarter and First Half Year Results 2006

Strong First Half Year Performance – 2006 Outlook Reconfirmed

3 August 2006

Financial Highlights First Half Year 2006 *(on a comparable basis)*[1]

- Total sales up 12.4%; EBITA margin at 19.2%
- Nutricia Baby sales up 10.6%; EBITA margin at 19.7%
- Dumex sales up 25.7%; EBITA margin at 18.0%
- Nutricia Clinical sales up 10.1%; EBITA margin at 26.1%
- Normalised[2] profit up 37.8% and normalised basic EPS up 20.6% (at reported rates)
- Cash generated from operations at € 228 mln

Financial Highlights Second Quarter 2006 *(on a comparable basis)*[1]

- Total sales up 11.3%; EBITA margin at 19.3%
- Nutricia Baby sales up 9.8%; EBITA margin at 20.1%
- Dumex sales up 23.1%; EBITA margin at 16.5%
- Nutricia Clinical sales up 9.0%; EBITA margin at 26.3%
- Normalised[2] profit up 33.2% and normalised basic EPS up 16.7% (at reported rates)

CEO Statement

"Numico delivered a strong performance in the first half of 2006 with organic sales growth of 12.4% and margins improving 40 bps to 19.2%. Nutricia Baby Food achieved double-digit organic growth with an improved performance in Western Europe, accompanied by important market share gains in the UK, Italy, Germany, as well as strengthening in the Netherlands. The new immunity claim has been successfully launched in 20 out of 31 countries and has gained positive reception in the medical community. The integration of Dumex is complete and Dumex continued to deliver superior performance during H1, with 26% sales growth at 18% margin. Importantly, the rebuilding of our two factories in Indonesia progressed much faster than anticipated, so H2 impact will be minimal. Nutricia Clinical also posted double-digit growth in H1, despite the impact of the changes in reimbursement in Germany. We have made significant progress with the Alzheimer's project which now enters the last phase of clinical trials. Based on our strong first half year performance, we are confident that we will be able to reach our sales growth target of 12% - 13% and an EBITA margin of 18.75%."

Second Quarter		% change		*(€ mln)*	First Half Year		% change	
2006	2005[3]	comp.[1]	actual		2006	2005[3]	comp.[1]	actual
644	593	11.3	31.2	**Sales**	1,277	1,156	12.4	36.6
121	104	21.8	30.7	**EBITA**	239	210	15.2	37.6
73	55	-	33.2	**Normalised profit[2]**	136	98	-	37.8
0.38	0.33	-	16.7	**Normalised EPS[2]**	0.71	0.59	-	20.6
65	54	-	20.4	**Profit for the period**	112	99	-	14.0
0.34	0.32	-	5.6	**Basic EPS (€)**	0.59	0.59	-	(0.1)
0.32	0.31	-	5.4	**Diluted EPS (€)**	0.57	0.57	-	(0.1)

[1] *'Comparable basis' is at constant scope of consolidation and constant exchange rates and excluding exceptionals (appendix 5 and 10)*
[2] *'Normalised' excludes discontinued businesses, acquisition and integration costs, result divestment after tax and exceptionals (appendix 6)*
[3] *For reconciliation of pro forma Q2 05 sales and EBITA, please refer to appendix 5 and 10*

OUTLOOK 2006

Based on the strong performance in the first half of 2006 and the expected performance for the remainder of the year, Numico reconfirms its total sales growth target of 12% - 13% and an EBITA margin of 18.75%. These targets are all based on constant scope of consolidation, constant exchange rates, excluding exceptionals and barring unforeseen circumstances.

UPDATE ON ALZHEIMER'S DISEASE PROJECT

Numico is continuing its development of a proprietary nutritional product for patients with Alzheimer's disease. This is the result of 8 years of research studying nutrition in relation to brain development. The product concept is designed as Food for Special Medical Purposes (FSMP) in Europe and as Medical Food in the US. The product concept is aimed at patients with mild and moderate Alzheimer's disease. It is designed to improve synaptic and neural functions of the brain resulting in a slowdown in the progression of the disease, as determined by improved cognitive function including improved memory performance, thereby enabling patients to maintain a better control of normal daily activities.

Numico has successfully completed its pre-clinical experimental research, in collaboration with Professor Richard Wurtman from M.I.T. in the US and a number of leading scientific experts on Alzheimer's disease in Europe. The outcomes of this research, with animal models, have confirmed improved learning and memory ability and the toxicological evaluations have underpinned that the product is safe.

As a last stage before commercialisation, Numico has now started a clinical trial to test the product in humans. This trial is a randomised, controlled, double-blind, multi-centre, multi-country trial with patients at the mild stage of Alzheimer's. The trial is expected to include over 200 patients in four countries and is expected to be completed by the end of 2007 with the publication of results by mid 2008.

Provided that the results of the trial are positive, Numico is confident that the company will be able to commercialise the product concept for Alzheimer's disease in the course of 2008,.

UPDATE ON EARTHQUAKE IN INDONESIA

The Indonesian earthquake has resulted in € 7 mln of lost sales and € 3 mln of lost margin in the second quarter of 2006. Numico's baby food operations in Indonesia have been able to recover much faster from the earthquake than initially anticipated with the basic manufacturing plants having returned to full operation in July. Numico expects no further material loss of sales in the third quarter and the total one-off costs are now expected to be less than € 10 mln, of which € 4 mln has been taken in the second quarter.

FINANCIAL REVIEW *(on a comparable basis[4])*

First Half Year 2006

(%)	Baby	Dumex	Clinical	Total
Comparable sales growth	**10.6**	**25.7**	**10.1**	**12.4**
Acquisitions / divestitures	9.5	-	(2.2)	22.6
Currency translation effect	1.6	8.8	1.0	2.2
Impact earthquake	(1.0)	-	-	(0.6)
Reported sales growth	**20.7**	**34.5**	**8.9**	**36.6**

[4] *'Comparable basis' is at constant scope of consolidation and constant exchange rates and excl. exceptionals (refer to appendix 5 and 10)*

Reported sales increased 36.6% to € 1,277 mln in the first half of 2006. This growth consisted of 12.4% organic growth, driven by 10.6% organic growth for Nutricia Baby, 25.7% for Dumex and 10.1% for Nutricia Clinical. Growth through acquisitions amounted to 22.6% and currency translation effects accounted for 2.2% growth. The earthquake in Indonesia negatively impacted sales growth by 60 bps. Organic sales growth was driven by 8.2% in volume and 4.2% in price/mix.

(€ mln)	Sales			EBITA	EBITA margin	change bps
	H1 06	**H1 05[5]**	**change[6]**	**H1 06**	**H1 06**	**H1 06**
Baby Food	730	666	10.6%	142	19.7%	90
Dumex	186	148	25.7%	33	18.0%	90
Clinical Nutrition	357	326	10.1%	93	26.1%	(120)
Non-allocated	-	-	-	(25)	-	-
Numico continued	**1,273**	**1,140**	**12.4%**	**244**	**19.2%**	**40**

The underlying gross margin improved in the first half 2006 compared to the first half of 2005. This was due to i) favourable product mix and pricing, ii) lower raw material prices – mainly for dairy related products – and iii) cost savings from the various efficiency initiatives.

Numico's overall EBITA margin was 19.2%, an improvement of 40 bps compared to the first half of 2005 despite an increase in A&P and R&D spend of 25% and 21%, respectively.

The effective tax charge and cash tax rate were 29% and 25%, respectively, in line with expectations for the full year. Normalised profit and normalised basic earnings per share amounted to € 136 mln and € 0.71, up 37.8% and 20.6%, respectively.

Second Quarter 2006

(%)	Baby	Dumex	Clinical	Total
Comparable sales growth	**9.8**	**23.1**	**9.0**	**11.3**
Acquisitions / divestitures	8.1	-	(2.5)	20.5
Currency translation effect	0.2	5.0	(0.1)	0.6
Impact earthquake	(2.0)	-	-	(1.2)
Reported sales growth	**16.0**	**28.1**	**6.3**	**31.2**

Reported sales increased 31.2% to € 644 mln in the second quarter of 2006. This growth consisted of 11.3% organic growth, 20.5% growth through acquisitions and 0.6% growth as a result of currency translation effects. The earthquake in Indonesia impacted sales growth by 120 bps.

(€ mln)	Sales			EBITA	EBITA margin	change bps
	Q2 06	**Q2 05[5]**	**change[6]**	**Q2 06**	**Q2 06**	**Q2 06**
Baby Food	367	341	9.8%	72	20.1%	240
Dumex	91	74	23.1%	15	16.5%	550
Clinical Nutrition	184	170	9.0%	48	26.3%	(150)
Non-allocated	-	-	-	(13)	-	-
Numico continued	**643**	**585**	**11.3%**	**123**	**19.3%**	**160**

[5] *For reconciliation of pro forma Q1 05 numbers, please refer to appendix 5 and 10*
[6] *'Comparable basis' is at constant scope of consolidation and constant exchange rates and excl. exceptionals (refer to appendix 5 and 10)*

The gross margin improved in the second quarter 2006 compared to the first quarter of 2006 as well as the second quarter of 2005, driven by i) favourable product mix, ii) lower raw material prices – mainly in dairy related products – and iii) continued cost savings from the various efficiency initiatives.

Numico's overall EBITA margin was 19.3% or 160 bps higher despite an increase in A&P and R&D spend of 21% and 19%, respectively.

Normalised net profit and normalised earnings per share amounted to € 73 mln and € 0.38, respectively, up 33.2% and 16.7%.

REVIEW BY ACTIVITY *(on a comparable basis)*[7]

Baby Food

Nutricia Baby sales increased 10.6% to € 737 mln in the first half of 2006, excluding € 7 mln of lost sales due to the Indonesian earthquake in May. This growth was driven by 6.1% in volume and 4.5% in price/mix. Western Europe grew by 3.5%, supported by strong performances in the UK and Italy and improving performance trends in Germany and the Netherlands. Eastern Europe and the Rest of the World grew by 21% and 20%, respectively, with particularly strong growth in Turkey and Indonesia.

The EBITA margin – excluding € 3 mln loss of margin due to the Indonesian earthquake – was 19.7% or 90 bps higher than in the first half of 2005, despite an increase in A&P and R&D spend of 22% and 13%, respectively. Favourable product mix, lower raw material prices and various cost savings initiatives contributed to this margin improvement.

Nutricia Baby sales grew by 9.8% in the second quarter of 2006, excluding € 7 mln of lost sales due to the Indonesian earthquake. Sales in Western Europe grew by 4%, most notably driven by continued strong performance in the UK and improvements in Germany. The EBITA margin was 20.1% or 240 bps higher than in the second quarter of 2005, excluding the loss of margin due to the Indonesian earthquake.

Western Europe is well on track to deliver 4 – 5% sales growth in 2006. Market shares in the UK increased 240 bps to 37.8% in the first half of 2006 and Mellin's IMF market share in Italy increased 430 bps in volume-terms in the first half of 2006. Market shares in the Netherlands are approaching levels prior to the price increase and jar recall that took place in the second half of 2005, having gained 300 bps in the last 4 months. In Germany, Numico's IMF market share improved 180 bps to 36.8% in the first half of 2006.

The roll-out of the new immunity Infant Milk Formulae is also progressing very successfully. The new claim "*Naturally Strengthens your Baby's Immune System*" is supported by more than 70 publications and 11 clinical trials. The results have been presented at more than 200 medical congresses and seminars, reaching more than 26,000 healthcare professionals and key opinion leaders in over 20 countries. The new immunity claim has already been introduced in 20 out of 31 countries, and will have been rolled-out in the remaining countries by mid 2007.

Dumex

Sales in Dumex grew by 25.7% to € 186 mln in the first half of 2006, supported by all countries and with particularly strong growth in China and Vietnam. Growth was driven by 17.1% in volume and 8.6% in price/mix.

The EBITA margin increased 90 bps to 18.0% despite an increase in A&P spend of 42%. Due to the anticipated marketing initiatives in the second half of the year – primarily relating to the launch of the immunity claim – the level of A&P spend as a percentage of sales is expected to be higher in the second half of 2006.

Sales in Dumex increased by 23.1% in the second quarter of 2006 and the EBITA margin was 16.5% or 550 bps higher than in the second quarter of 2005, despite an increase in A&P spend of 27%. This can mainly be attributed to premiumisation of the product portfolio, more stable fixed costs and phasing of A&P.

---

[7] *'Comparable basis' is at constant scope of consolidation and constant exchange rates and excl. exceptionals (refer to appendix 5 and 10)*

The integration of Dumex is now complete. The various efficiency initiatives are on track to generate the anticipated annualised cost savings of € 5 mln in 2006 and € 10 mln in 2007 and beyond. The related acquisition and integration costs amount to € 35 mln, of which € 23 mln were taken in the first half of 2006. The remaining costs – are expected to be taken in the next 6 months.

Clinical Nutrition

Sales in Clinical Nutrition grew by 10.1% to € 357 mln in the first half of 2006. Growth was driven by Southern Europe (+11%) and Rest of the World (+20%) and partly offset by Northern Europe (+6%), adversely impacted by the changes in reimbursement in Germany. As part of the new German reimbursement guidelines, i) general malnutrition products are now reimbursed, ii) disease-specific products require a higher level of clinical evidence and iii) the emphasis is on full diet instead of supplemental solutions. France, Belgium and Brazil delivered particularly strong performances.

The EBITA margin was 26.1% primarily due to an increase in R&D and A&P spend of 33% and 16%, respectively, which explains the 120 bps decrease compared to the first half of 2005.

Sales increased by 9.0% in the second quarter of 2006 and the EBITA margin decreased 150 bps to 26.3% driven by an increase in R&D and A&P spend of 39% and 12%, respectively.

As part of Numico's continuous assessment of its portfolio, the company has decided to evaluate the strategic alternatives for Coeliac, which may entail a sale of the business. Numico's Coeliac business provides a wide range of gluten-free food products to individuals who suffer from gluten intolerance. The Coeliac sector is witnessing strong growth in the retail channel in certain markets where Numico operates, which has driven the need for a strategic evaluation, which is expected to be concluded before year-end. Numico's Coeliac business generates approx. € 20 mln of annualised sales with an EBITA margin of over 20%.

OTHER FINANCIAL INFORMATION

Cash Flow

Total trade working capital as a percentage of sales improved 310bps to 10.9% compared to June 2005. This was driven by a further reduction of trade receivables and an ongoing optimisation of trade payables.

Cash generated from operations increased by € 97 mln to € 228 mln in the first half of 2006, driven by the strong increase in operating profit and supported by the continuous effort to reduce working capital.

Capital expenditure amounted to € 70 mln, or 5.5% of sales in the first half of 2006, which is below Numico's full year expectation of 6 – 7%. This is due to the phasing of certain projects that will only commence in the second half of the year, such as investments in selected supply points and several quality related projects. Free cash flow amounted to € 120 mln compared to € 32 mln in the first half of 2005, excluding the net cash payment related to the EAC Nutrition acquisition of € 1,194 mln in the first quarter of 2006.

Net Debt and Finance Costs

Net debt decreased by € 64 mln to € 1,591 mln in the second quarter of 2006 due to strong free cash flow. Net finance costs amounted to € 19 mln in the second quarter of 2006 compared to € 28 mln in the first quarter. This is primarily due to positive currency movements in the second quarter compared to the negative trends in the first quarter. More detailed information can be found in appendix 9.

Shareholders' Equity

Shareholders' equity improved by € 44 mln to € 724 mln in the first half of 2006. This improvement was driven by retained earnings of € 112 mln, partly offset by negative currency translation effects on intangible fixed assets primarily related to the Chinese renminbi. An overview of the movements in shareholders' equity can be found in appendix 4.

A live and on-demand audio web cast of the conference call for analysts and investors on Thursday 3 August at 8.30 hrs CET and the related presentation slides will be available on our website (www.numico.com) at 08.00 hrs CET on 3 August 2006.

Appendix 1

Consolidated income statement *(at actual rates)*

Second Quarter 2006	Second Quarter 2005	% change	*(€ mln)*	First Half Year 2006	First Half Year 2005	% change
644	**491**	**31.2**	**Sales**	**1,277**	**935**	**36.6**
3	6	(53.8)	Other revenues	6	11	(47.8)
647	**497**	**30.1**	**Total revenues**	**1,282**	**945**	**35.7**
(200)	(154)	29.7	Cost of raw materials and consumables	(407)	(284)	43.1
(119)	(108)	10.4	Personnel costs	(259)	(210)	23.4
(80)	(48)	65.7	Advertising and promotion costs	(149)	(89)	66.7
(125)	(91)	37.7	General and administrative costs	(233)	(177)	31.6
(8)	(6)	26.6	Depreciation	(18)	(13)	38.7
(6)	(2)	200.5	Amortisation and impairment fixed assets	(10)	(3)	235.0
1	2	(60.8)	Other income	2	3	(44.6)
110	**90**	**22.2**	**Operating profit**	**207**	**171**	**21.0**
(19)	(12)	50.7	Net finance costs	(46)	(29)	61.7
1	1	-	Share in profit of joint venture	1	1	-
92	**79**	**17.1**	**Profit before tax**	**162**	**144**	**12.6**
(26)	(23)	9.8	Income tax expense	(47)	(43)	9.8
67	**55**	**20.1**	**Profit from continued operations**	**115**	**101**	**13.7**
(1)	-	-	Net loss from discontinued operations	(2)	-	-
65	**55**	**17.9**	**Profit for the period**	**113**	**101**	**11.6**
			Attributable to:			
65	**54**	**20.4**	**Equity holders**	**112**	**99**	**14.0**
0	1	(84.7)	Minority interest	0	3	(82.2)
0.34	**0.32**	**5.6**	**Basic earnings per share (€)**	**0.59**	**0.59**	**(0.1)**
0.32	**0.31**	**5.4**	**Diluted earnings per share (€)**	**0.57**	**0.57**	**(0.1)**

Appendix 2

Consolidated balance sheet

(€ mln)	30 June 2006		31 Dec. 2005	
Intangible assets		2,094		767
Property, plant and equipment (PP&E)		383		336
Financial assets		27		26
Deferred income tax assets		359		362
Derivative financial instruments		-		9
Non-current assets	**2,863**		**1,500**	
Inventories		269		194
Trade receivables		302		285
Other receivables		103		78
Cash and cash equivalents		285		1,457
Current assets	**959**		**2,014**	
Non-current assets classified as held for sale	26		22	
Total assets	**3,848**		**3,536**	
Capital and reserves attributable to equity holders		724		680
Minority interest		4		2
Total equity	**728**		**682**	
Borrowings		1,695		1,913
Employee benefits		111		110
Provisions		7		7
Deferred income tax liabilities		412		181
Derivative financial instruments		7		13
Other financial liabilities		89		50
Non-current liabilities	**2,321**		**2,274**	
Trade payables		303		254
Other payables		245		168
Current income tax liabilities		87		73
Borrowings		153		62
Provisions		10		22
Derivative financial instruments		1		1
Current liabilities	**799**		**580**	
Total equity and liabilities	**3,848**		**3,536**	

Intangible assets
The increase in intangible assets of € 1,327 mln can mainly be explained by the brands and goodwill related to the acquisition of EAC Nutrition of € 859 mln and € 513 mln, respectively, and negative exchange rate differences.

Property, plant and equipment (PP&E)
The increase of € 47 mln is mainly related to the acquisition of EAC Nutrition on 2 January 2006.

Deferred income tax liabilities
The increase in deferred income tax liabilities of € 231 mln mainly results from the recognition of the Dumex brand name that was acquired on 2 January 2006 as part of the acquisition of EAC Nutrition.

Appendix 3

Consolidated cash flow statement

(€ mln)	First Half Year			
	2006		2005	
Operating profit	**207**		**171**	
Adjustments:				
Depreciation		22		14
Amortisation and impairment		10		3
Movement in provisions		(12)		(14)
Net change in trade working capital		11		(23)
Net change in non-trade working capital		(21)		(20)
Other		11		-
	21		(40)	
Cash generated from operations	**228**		**131**	
Interest received		7		8
Interest paid		(41)		(37)
Income tax paid		(26)		(39)
	(60)		(68)	
Cash flow from operating activities	**168**		**63**	
Investing activities				
Proceeds of sale of PP&E		12		8
Capital expenditures		(70)		(48)
Acquisition EAC Nutrition / Mellin		(1,194)		(198)
Proceeds of divestments		10		3
Loan repayments received from third parties		-		6
Cash flow from investing activities	**(1,242)**		**(229)**	
Financing activities				
(Redemption)/Use of credit facility		(190)		405
Changes in ST loans and bank overdrafts		11		-
Issued commercial paper and senior notes		71		340
Repurchase of convertible bonds		-		(627)
Repurchase of shares by subsidiaries		-		(6)
Issued shares		10		3
Dividends paid		(14)		-
Minority interest		-		(2)
Cash flow from financing activities	**(112)**		**113**	
Exchange rate differences		-		-
Change in cash (equivalents) and bank overdrafts	**(1,186)**		**(53)**	
Cash (equivalents) and bank overdrafts 1 January	**1,426**		**220**	
Bank overdrafts 1 January	(31)			
Cash (equivalents) and bank overdrafts 30 June	**240**		**167**	
Bank overdrafts 30 June	(45)			
Free cash flow*	**120**		**32**	

** Cash flow from operating activities minus cash flow from investing activities (excluding net cash payment of € 1,194 mln related to acquisition EAC Nutrition and € 198 mln related to the acquisition of Mellin).*

Appendix 4

Consolidated statement of recognised income and expense

Q2 06	Q2 05	(€ mln)	HY 06	HY 05
2	(8)	Cash flow hedges fair value gains (losses) net of tax	9	(9)
(85)	8	Exchange rate differences	(89)	11
83	**0**	**Net expense charged directly against equity**	**(80)**	**2**
65	55	Profit for the period	113	101
(18)	**55**	**Total recognised income for the period**	**33**	**103**
		Attributable to:		
(19)	**53**	**Equity holders**	**32**	**100**
1	2	Minority interest	1	3

Movements in shareholders' equity

(€ mln)	
Shareholders' equity at 31 December 2005	**680**
Profit for the period	112
Net expense charged directly against equity	(80)
Dividend paid	(14)
Issued share capital – stock options	10
Costs of stock options	15
Other movements	1
Shareholders' equity at 30 June 2006	**724**

The dividend related to 2005 of € 0.15 per ordinary share has been paid out in cash (€ 14 mln) and a corresponding value in stock dividend.

Shareholders' equity increased € 10 mln due to issued share capital resulting from exercised personnel stock options and convertible personnel debenture loans in the first half year of 2006.

Number of shares outstanding

Q2 06	Q2 05	(mln)	HY 06	HY 05
191.04	173.22	At period end	191.04	173.22
190.51	166.94	Period average	190.32	166.64
211.33	186.70	Diluted	211.28	186.26

The increase of the number of ordinary shares outstanding compared to a year ago can mainly be explained by the issuance of 16.6 mln shares related to the acquisition of EAC Nutrition in the fourth quarter of 2005.

The difference (20.3 mln shares) between the number of ordinary shares outstanding and the diluted number of shares used to calculate diluted earnings per share can be explained by the potential dilutive effect of 16.4 mln shares related to the convertible debenture loan 2003 and the dilutive effect of performance shares and stock options.

Appendix 5

Reconciliation of pro forma sales and EBITA for Q2 05

The tables below provide a reconciliation of the pro forma sales and EBITA performance per activity in Q2 05 used – as a 'comparable basis' – to assess the growth performance excluding consolidation and currency translation effects in Q2 06. The reconciliation adjusts the Q2 05 performance for currency effects and includes the pro forma performance of Mellin in Baby Food and the pro forma performance of continued businesses of EAC Nutrition in Dumex.

Reconciliation of sales in Q2 05 to a 'comparable basis'

(€ mln)	Baby	Dumex	Clinical	Total
Sales reported in Q2 05	**317**	**-**	**174**	**491**
Pro forma sales acquisitions (Mellin, Dumex)	29	71	-	101
Businesses to be divested	(6)	-	(3)	(9)
Currency translation effect	1	3	(0)	3
Sales Q2 05 on a comparable basis	**341**	**74**	**170**	**585**

Reconciliation of EBITA in Q2 05 to a 'comparable basis'

(€ mln)	Baby	Dumex	Clinical	Non-alloc	Total
EBITA reported in Q2 05	**56**	**-**	**48**	**(11)**	**92**
Pro forma sales acquisitions (Mellin, Dumex)	5	8	-	-	13
Businesses to be divested	(1)	-	(0)	-	(1)
Currency translation effect	1	0	0	(0)	1
EBITA Q2 05 on a comparable basis	**60**	**8**	**48**	**(12)**	**105**

Appendix 6

Reconciliation of EBITA and operating profit

Q2 06	Q2 05	(€ mln)	HY 06	HY 05
123	**105**	**EBITA on a comparable basis**	**244**	**215**
-	(13)	Pro forma contribution of acquisitions Mellin and Dumex in Q2 05	-	(36)
(2)	(1)	EBITA of businesses to be divested	(5)	(5)
-	2	Currency translation effect	-	(1)
121	**93**	**EBITA as reported**	**239**	**174**
(3)	(2)	Exceptionals	(2)	(2)
-	2	Result divestments	-	3
(5)	0	Acquisition and integration costs	(23)	0
(3)	(2)	Amortisation and impairment	(7)	(3)
110	**90**	**Operating profit as reported**	**207**	**171**

Reconciliation of profit and normalised profit

Q2 06	Q205	(€ mln)	HY 06	HY 05
65	**54**	**Profit attributable to equity holders**	**112**	**99**
1	-	Net loss from discontinued operations	2	-
-	(1)	Result divestments (net of tax)	-	(2)
5	-	Acquisition and integration costs (net of tax)	20	-
2	2	Exceptionals (net of tax)	1	2
73	**55**	**Normalised profit attributable to equity holders**	**136**	**98**

Appendix 7

Information by activity – First half 2006

The sales and EBITA (margin) numbers for the first half of 2005 are on a pro forma basis. Please refer to appendix 5 for a detailed reconciliation. The comparable growth numbers for Baby Food are adjusted for the loss of sales (€ 7 mln) and margin loss (€ 3 mln) due to the earthquake in Indonesia. The comparable growth numbers for Clinical Nutrition are adjusted for the sales and margin of the Coeliac business (please refer to page 5 of this press release).

SALES (€ mln)	**First Half Year**		**% change**	
	2006	**2005**	**comparable**	**actual**
Baby Food	730	666	10.6	11.1
Dumex	186	148	25.7	34.5
Clinical Nutrition	357	326	10.1*	10.6
Sales continued business	**1,273**	**1,140**	**12.4***	**13.9**
Businesses to be divested	4	16		
Total Sales	1,277	1,156	11.1	12.8

EBITA (€ mln)	**First Half Year**		**% change**	
	2006	**2005**	**comparable**	**actual**
Baby Food	142	125	16.3	15.2
Dumex	33	25	32.0	43.0
Clinical Nutrition	93	89	5.6*	4.9
Non-allocated	(25)	(24)	-	-
EBITA continued business	**244**	**215**	**15.2***	**15.2**
Businesses to be divested	(5)	(5)	-	-
Total EBITA	239	210	15.2	16.6

EBITA margin (%)	**First Half Year**		**change in bps**	
	2006	**2005**	**comparable**	**actual**
Baby Food	19.7	18.8	90	70
Dumex	18.0	17.1	90	110
Clinical Nutrition	26.1*	27.3	(120)*	(140)
EBITA margin continued business	**19.2***	**18.8**	**40***	**30**
Total EBITA as a % of sales	18.9	18.2	70	60

* *Numbers exclude the performance of the Coeliac business*

Appendix 8

Information by activity – Second quarter 2006

The sales and EBITA (margin) numbers for Q2 05 are on a pro forma basis. Please refer to appendix 5 for a detailed reconciliation. The comparable growth numbers for Baby Food are adjusted for the loss of sales (€ 7 mln) and margin loss (€ 3 mln) due to the earthquake in Indonesia. The comparable growth numbers for Clinical Nutrition are adjusted for the sales and margin of the Coeliac business (please refer to page 5 of this press release).

SALES				
(€ mln)	Second Quarter		% change	
	2006	2005	comparable	actual
Baby Food	367	341	9.8	8.0
Dumex	91	74	23.1	28.1
Clinical Nutrition	184	170	9.0*	8.2
Sales continued business	**643**	**585**	**11.3***	**10.5**
Businesses to be divested	1	8	-	-
Total Sales	644	593	9.7	9.3

EBITA				
(€ mln)	Second Quarter		% change	
	2006	2005	comparable	actual
Baby Food	72	60	24.7	19.3
Dumex	15	8	84.9	87.6
Clinical Nutrition	48	48	3.0*	1.0
Non-allocated	(13)	(12)	-	-
EBITA continued business	**123**	**105**	**21.8***	**17.1**
Businesses to be divested	(2)	(1)	-	-
Total EBITA	121	104	20.3	19.1

EBITA margin				
(€ mln)	Second Quarter		change in bps	
	2006	2005	comparable	actual
Baby Food	20.1	17.7	240	180
Dumex	16.5	11.0	550	520
Clinical Nutrition	26.3*	27.8	(150)*	(180)
EBITA margin continued business	**19.3***	**17.7**	**160***	**100**
Total EBITA as a % of sales	19.1	17.5	160	150

* *Numbers exclude the performance of the Coeliac business*

Appendix 9

Net debt

(€ mln)	30 June 2006	31 Dec. 2005
Convertible debenture loan 2003	345	345
Other convertibles	7	7
Convertible loans	**352**	**352**
Bank loan	900	1,090
Senior notes	487	525
Other loans	113	31
Cash and cash equivalents	(240)	(1,426)
Sub total net debt	**1,611**	**572**
Financial instruments and cross currency swaps	(20)	(57)
Total net debt	**1,591**	**515**

Net finance costs

(€ mln)	2006		2005		
	Q2	Q1	Q4	Q3	Q2
Interest expenses	(24)	(24)	(17)	(18)	(17)
Interest income	5	4	5	4	6
Net interest expenses	**(19)**	**(20)**	**(12)**	**(14)**	**(11)**
Other	(1)	0	1	-	-
Sub-total financial income and expenses	**(20)**	**(20)**	**(11)**	**(14)**	**(11)**
Fin. instruments and currency translation effects	1	(7)	(5)	-	(3)
Total net finance costs	**(19)**	**(28)**	**(16)**	**(14)**	**(14)**

Appendix 10

GENERAL INFORMATION

This interim financial report has been prepared in accordance with IFRS. The applied accounting policies are consistent with the accounting policies used to prepare the annual financial statements for the year ended 31 December 2005. New standards, amendments and interpretations mandatory for 2006 have been adopted. Out of the new standards, IFRIC 4 is the only standard with an effect on the reported figures.

It is to be noted that all numbers in this report are unaudited and that performance comparisons versus the same period in the preceding year in 'Financial Review' and 'Review by Activity' are made on a 'comparable basis' to facilitate like-for-like comparability. The 'comparable basis' is based on i) constant exchange rates, ii) constant scope of consolidation and iii) excluding exceptionals. Constant consolidation implies that businesses that will be divested are excluded and that the second quarter and first half year 2005 numbers incorporate the pro forma performance of Mellin (consolidated as of 23 June 2005) and Dumex (consolidated as of 2 January 2006). An overview of the adjustments is provided for in appendix 5. It is to be noted that totals might deviate from the sum of the individual inputs due to rounding.

Numico acquired 100% of the shares of EAC Nutrition – for a net amount of € 1,194 mln in cash – on 2 January 2006. The company intends to focus the activities of EAC Nutrition on profitable growth in these core markets and has therefore closed down the Dumex activities in the Philippines and sold respectively the Hangzhou Future cereals plant in China and the Dumex activities in India. Numico has concluded the Purchase Price Allocation (PPA) for Dumex which is incorporated in the consolidated balance sheet at 30 June 2006. Some minor deviations may occur in the second half of the year due to the final settlement of the purchase price. This will have a limited effect on cash and goodwill. Details of the net assets acquired and goodwill are as follows:

(€ mln)	
Purchase consideration	**1,194**
Costs / deferred payment directly attributable to the acquisition	17
Total purchase consideration	**1,211**
Fair value of net assets acquired	698
Goodwill	**513**

Goodwill amounts to € 513 mln and is attributable to the high profitability of the acquired business and the expected synergies for the Dumex group. The brand value amounts to € 859 mln, reflecting the expected future cash flows arising from the acquired Dumex brand. This brand is considered to have an indefinite life as it is a very strong and well known brand in the Asian market and has a proven track record. The company has no intention of abandoning the Dumex name.

(€ mln)	**Fair Value**	**Dumex carrying amount**
PP&E	46	70
Goodwill	513	16
Brands	859	-
Other intangible assets	6	6
Financial assets	4	4
Assets held for sale	12	-
Deferred income tax asset	2	2
Inventories	40	39
Receivables	48	50
Employee benefits	(1)	(1)
Deferred income tax liabilities	(243)	(2)
Payables	(75)	(77)
Net assets acquired	**1,211**	**107**

WARNING ABOUT FORWARD-LOOKING STATEMENTS

Some statements in this document are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors that are outside of our control and impossible to predict and may cause actual results to differ materially from any future results expressed or implied.

These forward-looking statements are based on current expectations, estimates, forecasts and projections and our beliefs and assumptions about future events. Forward-looking statements include, without limitation, statements concerning Numico's results or financial position and the other factors discussed in the company's annual report. An overview of the most important financial factors that may affect Numico's results are provided in the company's most recent Annual Report.

Given these uncertainties, no assurance can be given as to Numico's future results or financial position. You are cautioned not to put undue reliance on these forward-looking statements, which only speak as of the date of this document and are neither predictions nor guarantees of future events or circumstances. Numico does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.